

Prospectus

INVESTED PORTFOLIOS

April 30, 2021

IVY INVESTED 529 PLAN

INVESTED PORTFOLIOS	Ticker
InvestEd 90 Portfolio *(formerly InvestEd Aggressive Portfolio)*	WAGPX
InvestEd 80 Portfolio	WAAJX
InvestEd 70 Portfolio *(formerly InvestEd Growth Portfolio)*	WAGRX
InvestEd 60 Portfolio *(formerly InvestEd Balanced Portfolio)*	WBLAX
InvestEd 50 Portfolio	WAAHX
InvestEd 40 Portfolio *(formerly InvestEd Conservative Portfolio)*	WICAX
InvestEd 30 Portfolio	WAAGX
InvestEd 20 Portfolio *(formerly InvestEd Income Portfolio)*	WICPX
InvestEd 10 Portfolio	WAAFX
InvestEd 0 Portfolio *(formerly InvestEd Fixed Income Portfolio)*	WFXPX

The U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities, or determined whether this Prospectus is accurate or adequate. It is a criminal offense to state otherwise.

TABLE OF CONTENTS

InvestEd 90 Portfolio

Objective

To seek to provide growth of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.65%
Total Annual Portfolio Operating Expenses[3]	0.90%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$360	$590	$836	$1,530

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 65% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 90 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds) and (ii) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 90% of its assets to the Underlying Equity Funds and the remaining 10% of its assets to the Underlying Fixed Income Funds. While the Portfolio seeks to maintain this approximate 90%/10% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's equity allocations may range from 80% to 100%, and its fixed income allocations may range from 20% to 0%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 90%/10% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range* Low	Target Allocation Range* High
Equity			**80%**	**100%**
	U.S. Equity		**45%**	**65%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**25%**	**40%**
		iShares Core MSCI EAFE ETF[+]	0%	25%
		Ivy Global Growth Fund	0%	25%
		Ivy International Core Equity Fund	0%	25%
		Ivy Pzena International Value Fund	0%	25%
		Ivy International Small Cap Fund	0%	15%
		Ivy Emerging Markets Equity Fund	0%	15%
		Ivy LaSalle Global Real Estate Fund	0%	15%
Fixed Income			**0%**	**20%**
	Investment Grade Bond		**0%**	**20%**
		Ivy Government Securities Fund	0%	10%
		Ivy Securian Core Bond Fund	0%	10%
		Ivy Corporate Bond Fund	0%	10%
		Ivy Crossover Credit Fund	0%	5%
	Non-Investment Grade Bond		**0%**	**5%**
		Ivy Apollo Strategic Income Fund	0%	5%
		Ivy Global Bond Fund	0%	5%
		Ivy High Income Fund	0%	5%
	Short-Term Bond		**0%**	**20%**
		Ivy Government Money Market Fund	0%	10%
		Ivy Limited-Term Bond Fund	0%	10%

* Under normal market conditions.

+ iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 90 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 90% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 90% of its assets to equities via investments in the Underlying Equity Funds, the Portfolio is susceptible to significant short-term market fluctuations. It is most appropriate for investors who have a high tolerance for risk and a long-term investment horizon, and who do not expect to incur expenses for higher education for at least 16 years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments, restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

  - Low-Rated Securities Risk. In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers

of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- ■ Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- ■ U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- ■ **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- ■ **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- ■ **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- ■ **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- ■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Effective September 1, 2020, the Portfolio changed its asset allocations and underlying fund investments; performance prior to that date reflects the Portfolio's performance using a different asset allocation and different underlying fund investments.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 19.32% (the second quarter of 2020) and the lowest quarterly return was -20.09% (the first quarter of 2020).

Average Annual Total Returns		
as of December 31, 2020	1 Year	Life of Portfolio
Shares of InvestEd 90 Portfolio (began on 9-18-2017)	13.00%	10.19%
Indexes		
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	16.50%	11.43%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	16.82%	11.86%
Russell 3000 Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	20.89%	15.61%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	3.33%	2.64%
MSCI ACWI ex U.S.A. IMI Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	11.12%	5.96%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	7.58%	5.06%
MSCI ACWI ex U.S.A. Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	10.65%	5.93%

[1] The Current Blended Benchmark is computed using a combination of 57% Russell 3000 Index + 33% MSCI ACWI ex U.S.A. IMI Index + 8% Bloomberg Barclays U.S. Universal Index + 2% Bloomberg Barclays 1-3 Year Gov/Credit Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 61% Russell 3000 Index + 29% MSCI ACWI ex U.S.A. Index + 10% Bloomberg Barclays U.S. Universal Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, and Aaron Young, Vice President of IICO, have managed the Portfolio since September 2017. W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 80 Portfolio

Objective

To seek to provide growth of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.63%
Total Annual Portfolio Operating Expenses[3]	0.88%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] Acquired Fund Fees and Expenses sets forth the Portfolio's pro rata portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$358	$584	$825	$1,507

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the period from inception (September 1, 2020) through the end of the most recent fiscal year, the Portfolio's portfolio turnover rate was 9% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 80 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds) and (ii) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 80% of its assets to the Underlying Equity Funds and the remaining 20% of its assets to the Underlying Fixed Income Funds. While the Portfolio seeks to maintain this approximate 80%/20% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's equity allocations may range from 70% to 90%, and its fixed income allocations may range from 30% to 10%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 80%/20% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range* Low	Target Allocation Range* High
Equity			**70%**	**90%**
	U.S. Equity		**40%**	**60%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**20%**	**40%**
		iShares Core MSCI EAFE ETF[+]	0%	25%
		Ivy Global Growth Fund	0%	25%
		Ivy International Core Equity Fund	0%	25%
		Ivy Pzena International Value Fund	0%	25%
		Ivy International Small Cap Fund	0%	15%
		Ivy Emerging Markets Equity Fund	0%	15%
		Ivy LaSalle Global Real Estate Fund	0%	15%
Fixed Income			**10%**	**30%**
	Investment Grade Bond		**0%**	**30%**
		Ivy Government Securities Fund	0%	15%
		Ivy Securian Core Bond Fund	0%	15%
		Ivy Corporate Bond Fund	0%	15%
		Ivy Crossover Credit Fund	0%	10%
	Non-Investment Grade Bond		**0%**	**10%**
		Ivy Apollo Strategic Income Fund	0%	10%
		Ivy Global Bond Fund	0%	10%
		Ivy High Income Fund	0%	10%
	Short-Term Bond		**0%**	**30%**
		Ivy Government Money Market Fund	0%	15%
		Ivy Limited-Term Bond Fund	0%	15%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 80 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 80% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 80% of its assets to equities via investments in the Underlying Equity Funds, the Portfolio is susceptible to significant short-term market fluctuations. It is most appropriate for investors who have a high tolerance for risk and a long-term investment horizon, and who do not expect to incur expenses for higher education for at least 13 years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

- **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - <u>Equity Funds Risk.</u> The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - <u>Bond Funds Risk.</u> The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - <u>Foreign Securities Risk.</u> Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - <u>Emerging Market Risk.</u> Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments, restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

  - <u>Low-Rated Securities Risk.</u> In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers

of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- ▪ Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- ▪ U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- ▪ **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- ▪ **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- ▪ **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- ▪ **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- ▪ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The Portfolio has not been in operation for a full calendar year; therefore, it does not have performance information to include in a bar chart or performance table. Once the Portfolio has a full calendar year of performance, the prospectus will include a performance bar chart that shows how performance has varied from year to year for the Portfolio and a performance table that shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. Until that time, please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance. The Portfolio's past performance does not necessarily indicate how it will perform in the future.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, Aaron Young, Vice President of IICO, and W. Jeffery Surles, Senior Vice President of IICO, have managed the Portfolio since September 2020.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 70 Portfolio

Objective

To seek to provide growth of capital.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.60%
Total Annual Portfolio Operating Expenses[3]	0.85%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$355	$574	$810	$1,473

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 56% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 70 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds) and (ii) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 70% of its assets to the Underlying Equity Funds and the remaining 30% of its assets to the Underlying Fixed Income Funds. While the Portfolio seeks to maintain this approximate 70%/30% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's equity allocations may range from 60% to 80%, and its fixed income allocations may range from 40% to 20%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 70%/30% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**60%**	**80%**
	U.S. Equity		**35%**	**55%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**15%**	**35%**
		iShares Core MSCI EAFE ETF[+]	0%	25%
		Ivy Global Growth Fund	0%	25%
		Ivy International Core Equity Fund	0%	25%
		Ivy Pzena International Value Fund	0%	25%
		Ivy International Small Cap Fund	0%	15%
		Ivy Emerging Markets Equity Fund	0%	15%
		Ivy LaSalle Global Real Estate Fund	0%	15%
Fixed Income			**20%**	**40%**
	Investment Grade Bond		**0%**	**40%**
		Ivy Government Securities Fund	0%	15%
		Ivy Securian Core Bond Fund	0%	15%
		Ivy Corporate Bond Fund	0%	15%
		Ivy Crossover Credit Fund	0%	15%
	Non-Investment Grade Bond		**0%**	**15%**
		Ivy Apollo Strategic Income Fund	0%	15%
		Ivy Global Bond Fund	0%	15%
		Ivy High Income Fund	0%	15%
	Short-Term Bond		**0%**	**30%**
		Ivy Government Money Market Fund	0%	15%
		Ivy Limited-Term Bond Fund	0%	15%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 70 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 70% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 70% of its assets to equities via investments in the Underlying Equity Funds, the Portfolio is susceptible to significant short-term market fluctuations. It is most appropriate for investors who have a high tolerance for risk and a long-term investment horizon, and who do not expect to incur expenses for higher education for at least 11 years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

    - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

    - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

    - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

    - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments, restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

    - Low-Rated Securities Risk. In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers

of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

■ Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

■ U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

■ **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

■ **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

■ **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

■ **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Prior to April 30, 2012, the Portfolio's investment objective was to seek long-term capital growth. Effective as of April 30, 2012, the Portfolio changed its investment objective to seeking to provide growth of capital. Effective September 18, 2017, the Portfolio changed its asset allocations and underlying fund investments; it subsequently changed its asset allocations and underlying fund investments again on September 1, 2020. Performance prior to those dates reflect the Portfolio's performance using different asset allocations and different underlying fund investments.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 16.23% (the second quarter of 2020) and the lowest quarterly return was -16.65% (the first quarter of 2020).

Average Annual Total Returns

as of December 31, 2020	1 Year	5 Years	10 Years
Shares of InvestEd 70 Portfolio	10.83%	9.48%	8.53%
Indexes			
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes)	14.90%	10.77%	8.82%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes)	15.46%	11.30%	9.29%
Russell 3000 Index (reflects no deduction for fees, expenses or taxes)	20.89%	15.43%	13.79%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	3.33%	2.21%	1.60%
MSCI ACWI ex U.S.A. IMI Index (reflects no deduction for fees, expenses or taxes)	11.12%	8.98%	5.05%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	7.58%	4.87%	4.16%
MSCI ACWI ex U.S.A. Index (reflects no deduction for fees, expenses or taxes)	10.65%	8.93%	4.92%
Bloomberg Barclays 1-5 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	4.71%	2.77%	2.19%

[1] The Current Blended Benchmark is computed using a combination of 46% Russell 3000 Index + 24% MSCI ACWI ex U.S.A. IMI Index + 24% Bloomberg Barclays U.S. Universal Index + 6% Bloomberg Barclays 1-3 Year Gov/Credit Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 51% Russell 3000 Index + 24% MSCI ACWI ex U.S.A. Index + 19% Bloomberg Barclays U.S. Universal Index + 6% Bloomberg Barclays 1-5 Year Gov/Credit Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, has managed the Portfolio since June 2016; Aaron Young, Vice President of IICO, has managed the Portfolio since October 2016; and W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 60 Portfolio

Objective

To seek to provide total return through a combination of capital appreciation and current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.60%
Total Annual Portfolio Operating Expenses[3]	0.85%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$355	$574	$810	$1,473

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 40% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 60 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds) and (ii) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 60% of its assets to the Underlying Equity Funds and the remaining 40% of its assets to the Underlying Fixed Income Funds. While the Portfolio seeks to maintain this approximate 60%/40% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's equity allocations may range from 50% to 70%, and its fixed income allocations may range from 50% to 30%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 60%/40% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**50%**	**70%**
	U.S. Equity		**30%**	**50%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**10%**	**30%**
		iShares Core MSCI EAFE ETF[+]	0%	25%
		Ivy Global Growth Fund	0%	25%
		Ivy International Core Equity Fund	0%	25%
		Ivy Pzena International Value Fund	0%	25%
		Ivy International Small Cap Fund	0%	10%
		Ivy Emerging Markets Equity Fund	0%	15%
		Ivy LaSalle Global Real Estate Fund	0%	10%
Fixed Income			**30%**	**50%**
	Investment Grade Bond		**0%**	**50%**
		Ivy Government Securities Fund	0%	25%
		Ivy Securian Core Bond Fund	0%	25%
		Ivy Corporate Bond Fund	0%	25%
		Ivy Crossover Credit Fund	0%	15%
	Non-Investment Grade Bond		**0%**	**15%**
		Ivy Apollo Strategic Income Fund	0%	15%
		Ivy Global Bond Fund	0%	15%
		Ivy High Income Fund	0%	15%
	Short-Term Bond		**0%**	**40%**
		Ivy Government Money Market Fund	0%	20%
		Ivy Limited-Term Bond Fund	0%	20%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 60 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 60% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 60% of its assets to equities via investments in the Underlying Equity Funds, the Portfolio is susceptible to elevated levels of short-term market fluctuations, and thus is most appropriate for investors with an average tolerance for risk and a medium-term investment horizon, and who do not expect to incur expenses for higher education for at least nine years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - <u>Equity Funds Risk.</u> The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - <u>Bond Funds Risk.</u> The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - <u>Foreign Securities Risk.</u> Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - <u>Emerging Market Risk.</u> Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments, restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

  - <u>Low-Rated Securities Risk.</u> In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers

of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- ■ Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- ■ U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- ■ **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- ■ **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- ■ **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- ■ **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- ■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Prior to April 30, 2012, the Portfolio's investment objective was to seek capital growth and income. Effective as of April 30, 2012, the Portfolio changed its investment objective to seeking to provide total return through a combination of capital appreciation and current income. Effective September 18, 2017, the Portfolio changed its asset allocations and underlying fund investments; it subsequently changed its asset allocations and underlying fund investments again on September 1, 2020. Performance prior to those dates reflect the Portfolio's performance using different asset allocations and different underlying fund investments.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 13.46% (the second quarter of 2020) and the lowest quarterly return was -13.20% (the first quarter of 2020).

Average Annual Total Returns

as of December 31, 2020	1 Year	5 Years	10 Years
Shares of InvestEd 60 Portfolio	9.85%	8.10%	7.11%
Indexes			
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes)	13.91%	9.92%	8.16%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes)	14.14%	10.08%	8.36%
Russell 3000 Index (reflects no deduction for fees, expenses or taxes)	20.89%	15.43%	13.79%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	3.33%	2.21%	1.60%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	7.58%	4.87%	4.16%
MSCI ACWI ex U.S.A. IMI Index (reflects no deduction for fees, expenses or taxes)	11.12%	8.98%	5.05%
Bloomberg Barclays 1-5 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	4.71%	2.77%	2.19%
MSCI ACWI ex U.S.A. Index (reflects no deduction for fees, expenses or taxes)	10.65%	8.93%	4.92%

[1] The Current Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 31% Bloomberg Barclays U.S. Universal Index + 20% MSCI ACWI ex U.S.A. IMI Index + 9% Bloomberg Barclays 1-3 Year Gov/Credit Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 42% Russell 3000 Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index + 9% Bloomberg Barclays 1-5 Year Gov/Credit Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, has managed the Portfolio since June 2016; Aaron Young, Vice President of IICO, has managed the Portfolio since October 2016; and W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 50 Portfolio

Objective

To seek to provide total return through a combination of capital appreciation and current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.62%
Total Annual Portfolio Operating Expenses[3]	0.87%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] Acquired Fund Fees and Expenses sets forth the Portfolio's pro rata portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$357	$581	$820	$1,496

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the period from inception (September 1, 2020) through the end of the most recent fiscal year, the Portfolio's portfolio turnover rate was 2% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 50 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds) and (ii) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 50% of its assets to the Underlying Equity Funds and the other 50% of its assets to the Underlying Fixed Income Funds. While the Portfolio seeks to maintain this approximate 50%/50% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's equity and fixed income allocations may each range from 40% to 60%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 50%/50% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**40%**	**60%**
	U.S. Equity		**25%**	**45%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**5%**	**25%**
		iShares Core MSCI EAFE ETF[+]	0%	20%
		Ivy Global Growth Fund	0%	20%
		Ivy International Core Equity Fund	0%	20%
		Ivy Pzena International Value Fund	0%	20%
		Ivy International Small Cap Fund	0%	10%
		Ivy Emerging Markets Equity Fund	0%	10%
		Ivy LaSalle Global Real Estate Fund	0%	10%
Fixed Income			**40%**	**60%**
	Investment Grade Bond		**0%**	**60%**
		Ivy Government Securities Fund	0%	35%
		Ivy Securian Core Bond Fund	0%	35%
		Ivy Corporate Bond Fund	0%	35%
		Ivy Crossover Credit Fund	0%	20%
	Non-Investment Grade Bond		**0%**	**20%**
		Ivy Apollo Strategic Income Fund	0%	20%
		Ivy Global Bond Fund	0%	20%
		Ivy High Income Fund	0%	20%
	Short-Term Bond		**0%**	**40%**
		Ivy Government Money Market Fund	0%	25%
		Ivy Limited-Term Bond Fund	0%	25%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 50 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 50% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating its assets approximately evenly between equities and fixed income securities via investments in the Underlying Equity Funds and Underlying Fixed Income Funds, respectively, the Portfolio is susceptible to elevated levels of short-term market fluctuations. It is most appropriate for investors who have an average tolerance for risk and a medium-term investment horizon, and who do not expect to incur expenses for higher education for at least seven years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments,

restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

- **Low-Rated Securities Risk.** In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- **Short-Term Bond Risk.** The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- **U.S. Government Securities Risk.** Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately

higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The Portfolio has not been in operation for a full calendar year; therefore, it does not have performance information to include in a bar chart or performance table. Once the Portfolio has a full calendar year of performance, the prospectus will include a performance bar chart that shows how performance has varied from year to year for the Portfolio and a performance table that shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. Until that time, please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance. The Portfolio's past performance does not necessarily indicate how it will perform in the future.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, Aaron Young, Vice President of IICO, and W. Jeffery Surles, Senior Vice President of IICO, have managed the Portfolio since September 2020.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 40 Portfolio

Objective

To seek to provide total return through a combination of current income and capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.60%
Total Annual Portfolio Operating Expenses[3]	0.85%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$355	$574	$810	$1,473

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 35% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 40 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds) and (ii) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 60% of its assets to the Underlying Fixed Income Funds and the remaining 40% of its assets to the Underlying Equity Funds. While the Portfolio seeks to maintain this approximate 60%/40% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's fixed income allocations may range from 50% to 70%, and its equity allocations may range from 50% to 30%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 60%/40% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range* Low	Target Allocation Range* High
Equity			**30%**	**50%**
	U.S. Equity		**15%**	**35%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**5%**	**25%**
		iShares Core MSCI EAFE ETF+	0%	20%
		Ivy Global Growth Fund	0%	20%
		Ivy International Core Equity Fund	0%	20%
		Ivy Pzena International Value Fund	0%	20%
		Ivy International Small Cap Fund	0%	10%
		Ivy Emerging Markets Equity Fund	0%	10%
		Ivy LaSalle Global Real Estate Fund	0%	10%
Fixed Income			**50%**	**70%**
	Investment Grade Bond		**25%**	**70%**
		Ivy Government Securities Fund	0%	35%
		Ivy Securian Core Bond Fund	0%	35%
		Ivy Corporate Bond Fund	0%	35%
		Ivy Crossover Credit Fund	0%	20%
	Non-Investment Grade Bond		**0%**	**20%**
		Ivy Apollo Strategic Income Fund	0%	20%
		Ivy Global Bond Fund	0%	20%
		Ivy High Income Fund	0%	20%
	Short-Term Bond		**0%**	**45%**
		Ivy Government Money Market Fund	0%	25%
		Ivy Limited-Term Bond Fund	0%	25%

* Under normal market conditions.

+ iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 40 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 40% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 60% of its assets to fixed income securities via investments in the Underlying Fixed Income Funds, the Portfolio is susceptible to moderate short-term market fluctuations, and thus is most appropriate for investors with an average tolerance for risk and a medium-term investment horizon, and who do not expect to incur expenses for higher education for at least five years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

    - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

    - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

    - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

    - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments,

restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

- ■ **Low-Rated Securities Risk.** In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- ■ **Short-Term Bond Risk.** The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- ■ **U.S. Government Securities Risk.** Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- ■ **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- ■ **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- ■ **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- ■ **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately

higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Effective September 18, 2017, the Portfolio changed its investment objective from seeking to provide capital preservation to seeking to provide total return through a combination of current income and capital appreciation. In addition, the Portfolio changed its asset allocations and underlying fund investments; it subsequently changed its asset allocations and underlying fund investments again on September 1, 2020. Performance prior to those dates reflects the Portfolio's performance using a different investment objective, asset allocations and/or different underlying fund investments.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 9.51% (the second quarter of 2020) and the lowest quarterly return was -8.44% (the first quarter of 2020).

Average Annual Total Returns			
as of December 31, 2020	1 Year	5 Years	10 Years
Shares of InvestEd 40 Portfolio	7.55%	6.04%	5.51%
Indexes			
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes)	11.71%	8.11%	6.71%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes)	12.04%	8.31%	6.95%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes)	7.58%	4.87%	4.16%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	3.33%	2.21%	1.60%
Russell 3000 Index (reflects no deduction for fees, expenses or taxes)	20.89%	15.43%	13.79%
MSCI ACWI ex U.S.A. IMI Index (reflects no deduction for fees, expenses or taxes)	11.12%	8.98%	5.05%
Bloomberg Barclays 1-5 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes)	4.71%	2.77%	2.19%
MSCI ACWI ex U.S.A. Index (reflects no deduction for fees, expenses or taxes)	10.65%	8.93%	4.92%

[1] The Current Blended Benchmark is computed using a combination of 46% Bloomberg Barclays U.S. Universal Index + 27% Russell 3000 Index + 14% Bloomberg Barclays 1-3 Year Gov/Credit Index + 13% MSCI ACWI ex U.S.A. IMI Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 46% Bloomberg Barclays U.S. Universal Index + 29% Russell 3000 Index + 14% Bloomberg Barclays 1-5 Year Gov/Credit Index + 11% MSCI ACWI ex U.S.A. Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, has managed the Portfolio since June 2016; Aaron Young, Vice President of IICO, has managed the Portfolio since October 2016; and W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 30 Portfolio

Objective

To seek to provide current income and preserve capital, while maintaining limited capital appreciation potential.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.59%
Total Annual Portfolio Operating Expenses[3]	0.84%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] Acquired Fund Fees and Expenses sets forth the Portfolio's pro rata portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$354	$571	$804	$1,461

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the period from inception (September 1, 2020) through the end of the most recent fiscal year, the Portfolio's portfolio turnover rate was 7% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 30 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds) and (ii) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 70% of its assets to the Underlying Fixed Income Funds and the remaining 30% of its assets to the Underlying Equity Funds. While the Portfolio seeks to maintain this approximate 70%/30% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's fixed income allocations may range from 60% to 80%, and its equity allocations may range from 20% to 40%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 70%/30% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**20%**	**40%**
	U.S. Equity		**10%**	**30%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**5%**	**20%**
		iShares Core MSCI EAFE ETF[+]	0%	20%
		Ivy Global Growth Fund	0%	20%
		Ivy International Core Equity Fund	0%	20%
		Ivy Pzena International Value Fund	0%	20%
		Ivy International Small Cap Fund	0%	10%
		Ivy Emerging Markets Equity Fund	0%	10%
		Ivy LaSalle Global Real Estate Fund	0%	10%
Fixed Income			**60%**	**80%**
	Investment Grade Bond		**25%**	**70%**
		Ivy Government Securities Fund	0%	35%
		Ivy Securian Core Bond Fund	0%	35%
		Ivy Corporate Bond Fund	0%	35%
		Ivy Crossover Credit Fund	0%	20%
	Non-Investment Grade Bond		**0%**	**20%**
		Ivy Apollo Strategic Income Fund	0%	20%
		Ivy Global Bond Fund	0%	20%
		Ivy High Income Fund	0%	20%
	Short-Term Bond		**10%**	**55%**
		Ivy Government Money Market Fund	0%	40%
		Ivy Limited-Term Bond Fund	0%	40%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 30 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 30% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 70% of its assets to fixed income securities via investments in the Underlying Fixed Income Funds, the Portfolio is susceptible to moderate short-term market fluctuations, and thus is most appropriate for investors with an average tolerance for risk and a medium-term investment horizon, and who do not expect to incur expenses for higher education for at least three years.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

- **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments,

restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

- **Low-Rated Securities Risk.** In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- **Short-Term Bond Risk.** The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- **U.S. Government Securities Risk.** Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately

higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The Portfolio has not been in operation for a full calendar year; therefore, it does not have performance information to include in a bar chart or performance table. Once the Portfolio has a full calendar year of performance, the prospectus will include a performance bar chart that shows how performance has varied from year to year for the Portfolio and a performance table that shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. Until that time, please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance. The Portfolio's past performance does not necessarily indicate how it will perform in the future.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, Aaron Young, Vice President of IICO, and W. Jeffery Surles, Senior Vice President of IICO, have managed the Portfolio since September 2020.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 20 Portfolio

Objective

To seek to provide current income and preserve capital, while maintaining limited capital appreciation potential.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.58%
Total Annual Portfolio Operating Expenses[3]	0.83%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$353	$568	$799	$1,450

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 28% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 20 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds) and (ii) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 80% of its assets to the Underlying Fixed Income Funds and the remaining 20% of its assets to the Underlying Equity Funds. While the Portfolio seeks to maintain this approximate 80%/20% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's fixed income allocations may range from 70% to 90%, and its equity allocations may range from 10% to 30%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 80%/20% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**10%**	**30%**
	U.S. Equity		**5%**	**25%**
		iShares Core S&P 500 ETF[+]	0%	25%
		Ivy Core Equity Fund	0%	25%
		Ivy Large Cap Growth Fund	0%	25%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	25%
		Ivy Value Fund	0%	25%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**0%**	**15%**
		iShares Core MSCI EAFE ETF[+]	0%	15%
		Ivy Global Growth Fund	0%	15%
		Ivy International Core Equity Fund	0%	15%
		Ivy Pzena International Value Fund	0%	15%
		Ivy International Small Cap Fund	0%	5%
		Ivy Emerging Markets Equity Fund	0%	5%
		Ivy LaSalle Global Real Estate Fund	0%	5%
Fixed Income			**70%**	**90%**
	Investment Grade Bond		**25%**	**70%**
		Ivy Government Securities Fund	0%	35%
		Ivy Securian Core Bond Fund	0%	35%
		Ivy Corporate Bond Fund	0%	35%
		Ivy Crossover Credit Fund	0%	20%
	Non-Investment Grade Bond		**0%**	**20%**
		Ivy Apollo Strategic Income Fund	0%	20%
		Ivy Global Bond Fund	0%	20%
		Ivy High Income Fund	0%	20%
	Short-Term Bond		**20%**	**65%**
		Ivy Government Money Market Fund	0%	50%
		Ivy Limited-Term Bond Fund	0%	50%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 20 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 20% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 80% of its assets to fixed income securities via investments in the Underlying Fixed Income Funds, the Portfolio is susceptible to moderate short-term market fluctuations, and thus is most appropriate for investors with a low tolerance for risk and a short-term investment horizon, and who do not expect to incur expenses for higher education for at least one year.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

■ **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

■ **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  ■ Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  ■ Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  ■ Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  ■ Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments,

restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

- **Low-Rated Securities Risk.** In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- **Short-Term Bond Risk.** The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- **U.S. Government Securities Risk.** Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately

higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Effective September 1, 2020, the Portfolio changed its asset allocations and underlying fund investments, as well as changed its investment objective to seeking to provide current income and preserve capital, while maintaining limited capital appreciation potential. Performance prior to that date reflects the Portfolio's performance using a different asset allocation and different underlying fund investments, as well as pursuing a different investment objective.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 6.62% (the second quarter of 2020) and the lowest quarterly return was -4.80% (the first quarter of 2020).

Average Annual Total Returns		
as of December 31, 2020	1 Year	Life of Portfolio
Shares of InvestEd 20 Portfolio (began on 9-18-2017)	4.83%	4.63%
Indexes		
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	8.74%	6.08%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	9.92%	6.80%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	7.58%	5.06%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	3.33%	2.64%
Russell 3000 Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	20.89%	15.61%
MSCI ACWI ex U.S.A. IMI Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	11.12%	5.96%
Bloomberg Barclays 1-5 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	4.71%	3.23%
MSCI ACWI ex U.S.A. Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	10.65%	5.93%

[1] The Current Blended Benchmark is computed using a combination of 46% Bloomberg Barclays U.S. Universal Index + 34% Bloomberg Barclays 1-3 Year Gov/Credit Index + 15% Russell 3000 Index + 5% MSCI ACWI ex U.S.A. IMI Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 44% Bloomberg Barclays U.S. Universal Index + 31% Bloomberg Barclays 1-5 Year Gov/Credit Index + 19% Russell 3000 Index + 6% MSCI ACWI ex U.S.A. Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, and Aaron Young, Vice President of IICO, have managed the Portfolio since September 2017. W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	$250
For accounts opened with Automatic Investment Service (AIS)	$150
For accounts established through payroll deductions	Any amount
To Add to an Account	Any amount
For AIS	$50

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 10 Portfolio

Objective

To seek to provide current income and preserve capital, while maintaining limited capital appreciation potential.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.57%
Total Annual Portfolio Operating Expenses[3]	0.82%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] Acquired Fund Fees and Expenses sets forth the Portfolio's pro rata portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$352	$565	$794	$1,438

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the period from inception (September 1, 2020) through the end of the most recent fiscal year, the Portfolio's portfolio turnover rate was 6% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 10 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds and exchange-traded funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio primarily will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). However, the Portfolio also may purchase shares of funds not affiliated with Ivy Funds ("unaffiliated" funds). The unaffiliated Underlying Funds are exchange-traded funds (ETFs) that are passively managed and seek to track the performance of their designated benchmark indices. The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

The Portfolio divides its assets between two types of investments: (i) Underlying Funds that invest primarily in fixed income securities (Underlying Fixed Income Funds) and (ii) Underlying Funds that invest primarily in equity securities (Underlying Equity Funds). Under normal circumstances, the Portfolio targets an allocation of approximately 90% of its assets to the Underlying Fixed Income Funds and the remaining 10% of its assets to the Underlying Equity Funds. While the Portfolio seeks to maintain this approximate 90%/10% allocation ratio, from time to time such percentages may vary as much as 10% from those designated targets (i.e., the Portfolio's fixed income allocations may range from 80% to 100%, and its equity allocations may range from 0% to 20%).

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the equity and fixed income asset classes. The equity investment categories include U.S. and international (including emerging market) equity securities of large cap, mid cap and small cap companies (including growth and value styles). The fixed income investment categories include U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, within the 90%/10% asset class buckets, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds) for each such bucket, based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to equities by geography, market capitalization and investment style. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by asset class, investment category and Underlying Fund.

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
Equity			**0%**	**20%**
	U.S. Equity		**0%**	**20%**
		iShares Core S&P 500 ETF[+]	0%	20%
		Ivy Core Equity Fund	0%	20%
		Ivy Large Cap Growth Fund	0%	20%
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0%	20%
		Ivy Value Fund	0%	20%
		Ivy Mid Cap Growth Fund	0%	10%
		Ivy Mid Cap Income Opportunities Fund	0%	10%
		Ivy ProShares Russell 2000 Dividend Growers Index Fund	0%	10%
		Ivy Small Cap Core Fund	0%	10%
		Ivy Small Cap Growth Fund	0%	10%

Asset Class	Investment Category	Underlying Fund	Target Allocation Range*	
			Low	High
	Global/International Equity		**0%**	**10%**
		iShares Core MSCI EAFE ETF[+]	0%	10%
		Ivy Global Growth Fund	0%	10%
		Ivy International Core Equity Fund	0%	10%
		Ivy Pzena International Value Fund	0%	10%
		Ivy International Small Cap Fund	0%	5%
		Ivy Emerging Markets Equity Fund	0%	5%
		Ivy LaSalle Global Real Estate Fund	0%	5%
Fixed Income			**80%**	**100%**
	Investment Grade Bond		**20%**	**70%**
		Ivy Government Securities Fund	0%	35%
		Ivy Securian Core Bond Fund	0%	35%
		Ivy Corporate Bond Fund	0%	35%
		Ivy Crossover Credit Fund	0%	15%
	Non-Investment Grade Bond		**0%**	**15%**
		Ivy Apollo Strategic Income Fund	0%	15%
		Ivy Global Bond Fund	0%	15%
		Ivy High Income Fund	0%	15%
	Short-Term Bond		**30%**	**80%**
		Ivy Government Money Market Fund	0%	60%
		Ivy Limited-Term Bond Fund	0%	60%

* Under normal market conditions.

[+] iShares® is a registered trademark of BlackRock (BlackRock, Inc. and its subsidiaries). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the InvestEd 10 Portfolio.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its 10% equity target between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above-specified target asset and investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating approximately 90% of its assets to fixed income securities via investments in the Underlying Fixed Income Funds, the Portfolio is susceptible to mild short-term market fluctuations, and thus is most appropriate for investors with a low tolerance for risk and a short-term investment horizon, and who expect to incur expenses for higher education within one year.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

■ **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - Equity Funds Risk. The Portfolio invests in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which the Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks, such as stocks of small-capitalization companies and foreign companies, may fluctuate more widely than others. The prices of small-capitalization company stocks may be based, in part, on future expectations rather than current achievements.

  - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect the Portfolio's performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; social, political or economic instability; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; adverse foreign tax consequences; different and/or less stringent financial reporting standards; and settlement, custodial or other operational delays. The risks may be exacerbated in connection with investments in emerging markets. World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate. Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. In the event that an Underlying Fund holds material positions in such suspended securities, its ability to liquidate its positions or provide liquidity to investors may be compromised, and the Portfolio could incur significant losses. Sovereign debt instruments also are subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, an Underlying Fund may have limited recourse against the issuing government or agency.

  - Emerging Market Risk. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. Emerging markets are more susceptible to capital controls, governmental interference, local taxes being imposed on international investments,

restrictions on gaining access to sales proceeds, and less efficient trading markets. Furthermore, because foreign securities may be denominated in foreign currencies, the value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

- Low-Rated Securities Risk. In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

- Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

- U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

- **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees. Investments in an ETF generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and the Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the Investment Company Act of 1940 (the "1940 Act") imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

- **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

- **Market Risk.** Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, the Portfolio's portfolio can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio will rise in value. At times, a relatively high percentage of the Portfolio's assets may have indirect exposure to stocks of a particular market sector, which would subject the Portfolio to proportionately

higher exposure to the risks of that sector. Additionally, global economies and financial markets are becoming increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

■ **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The Portfolio has not been in operation for a full calendar year; therefore, it does not have performance information to include in a bar chart or performance table. Once the Portfolio has a full calendar year of performance, the prospectus will include a performance bar chart that shows how performance has varied from year to year for the Portfolio and a performance table that shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. Until that time, please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance. The Portfolio's past performance does not necessarily indicate how it will perform in the future.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, Aaron Young, Vice President of IICO, and W. Jeffery Surles, Senior Vice President of IICO, have managed the Portfolio since September 2020.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

InvestEd 0 Portfolio

Objective

To seek to provide capital preservation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in funds within the InvestEd Portfolios (Trust) and/or the Ivy Funds. More information about these and other discounts is available from your financial professional, as well as in the *Sales Charge Reductions* section on page 87 of the Portfolio's prospectus and in the *Purchase, Redemption and Pricing of Shares* section on page 86 of the Portfolio's Statement of Additional Information (SAI).

Shareholder Fees	
(fees paid directly from your investment)	
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	None[1]
Maximum Annual Maintenance Fee	$ 20

Annual Portfolio Operating Expenses	
(expenses that you pay each year as a % of the value of your investment)	
Management Fees	0.00%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.54%
Total Annual Portfolio Operating Expenses[3]	0.79%

[1] A 1% contingent deferred sales charge (CDSC) is imposed on purchases of $250,000 or more of shares at net asset value (NAV) that are redeemed within 12 months of purchase.

[2] *Acquired Fund Fees and Expenses* sets forth the Portfolio's *pro rata* portion of the cumulative expenses charged by the Underlying Funds (defined herein) in which the Portfolio invested during its last fiscal year. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Portfolio's assets. The Acquired Fund Fees and Expenses shown are based on the total expense ratio of each Underlying Fund for its most recent fiscal year or period.

[3] The *Total Annual Portfolio Operating Expenses* ratio shown in this table does not correlate to the expense ratio shown in the *Financial Highlights* table because that ratio does not include the Acquired Fund Fees and Expenses.

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your direct and indirect costs, combined, would be:

1 Year	3 Years	5 Years	10 Years
$349	$556	$778	$1,403

Portfolio Turnover

The Portfolio does not incur transaction costs, such as commissions, when it buys and sells shares of affiliated Underlying Funds within the Ivy Funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly, including shares of unaffiliated funds. If the Portfolio were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual portfolio operating expenses or in the example and would affect the Portfolio's performance. During the most recent fiscal year, the Portfolio's portfolio turnover rate was 69% of the average value of its portfolio.

Principal Investment Strategies

The InvestEd 0 Portfolio is structured as a "fund-of-funds," which means that it seeks to achieve its investment objective by investing its assets, under normal circumstances, in a combination of other mutual funds (collectively, the Underlying Funds), rather than investing directly in stocks, bonds and other instruments. The Portfolio will invest in mutual funds within the Ivy Funds complex, for which Ivy Investment Management Company (IICO) serves as investment adviser ("affiliated" funds). The Portfolio typically will invest in Class N shares of the affiliated Underlying Funds.

Under normal circumstances, the Portfolio generally invests all of its assets in Underlying Funds that invest primarily in fixed income securities.

The Portfolio invests in the Underlying Funds to gain exposure to a diversified mixture of investment categories within the fixed income asset classes, including U.S. and foreign investment grade and non-investment grade corporate bonds, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and securities issued by foreign governments and securities denominated in currencies other than the U.S. dollar. Certain of the Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments.

The Portfolio's holdings are determined pursuant to a two-stage asset allocation process. First, taking into consideration the risk/return potential of the different investment categories and the risk profile of the Portfolio, IICO undertakes a strategic analysis to determine what percentage of the Portfolio's assets to allocate to different investment categories within the fixed income asset class: investment grade bonds, non-investment grade bonds and short-term bonds. Second, IICO selects Underlying Funds that represent those investment categories based on the Underlying Funds' classifications, historical risk and performance, among other factors. IICO seeks to diversify the Portfolio's allocation to fixed income securities by interest rate and credit exposure.

The following chart sets forth the target range of the Portfolio's asset allocation by investment category and Underlying Fund.

Investment Category	Underlining Fund	Target Allocation Range*	
		Low	High
Investment Grade Bond		**0%**	**40%**
	Ivy Government Securities Fund	0%	40%
	Ivy Securian Core Bond Fund	0%	40%
	Ivy Corporate Bond Fund	0%	40%
	Ivy Crossover Credit Fund	0%	10%
Non-Investment Grade Bond		**0%**	**10%**
	Ivy Apollo Strategic Income Fund	0%	10%
	Ivy Global Bond Fund	0%	10%
	Ivy High Income Fund	0%	10%
Short-Term Bond		**60%**	**100%**
	Ivy Government Money Market Fund	0%	100%
	Ivy Limited-Term Bond Fund	0%	100%

* Under normal market conditions.

IICO monitors the Portfolio's holdings and cash flow and, in general, manages them as needed to adhere to the Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause the Portfolio's investment in any investment category or Underlying Fund to move outside its target range. In addition, the Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its allocations between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above- specified target investment category allocations, as well as the Underlying Funds selected for the Portfolio.

By allocating all of its assets, during normal circumstances, to fixed income securities via investments in the Underlying Funds, the Portfolio is susceptible to mild short-term market fluctuations, and thus is most appropriate for investors with a low tolerance for risk and a short-term investment horizon, and who are currently incurring expenses for higher education or expect to incur such expenses within one year.

Principal Investment Risks

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

A variety of factors can affect the investment performance of the Portfolio and prevent it from achieving its objective. These include:

- **Asset Allocation Risk.** The Portfolio's performance depends on the allocation of its assets among the various investment categories within the fixed income asset class, as well as among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

- **Fixed-Income Market Risk.** The prices of fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

- **Fund of Funds Risk.** The ability of the Portfolio to meet its investment objective is directly related to its target allocations among asset classes and investment categories, as well as the specific Underlying Funds within those categories and the ability of such funds to meet their investment objectives. The Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds.

  - Bond Funds Risk. The Portfolio invests in Underlying Fixed Income Funds that have exposure to bonds and other fixed-income securities. The principal risks that may be encountered by such investments are: bond prices overall may decline when interest rates rise (interest rate risk); a bond issuer may fail to pay interest and principal in a timely manner (credit risk); the Portfolio may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security (income risk); a rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities and may magnify the effect of the rate increase on the price of such securities (extension risk); and a fixed-income security issuer may repay a higher yielding bond before its maturity date during periods of falling interest rates (reinvestment risk). Interest rates in the U.S. recently have been at, and remain near, historic lows, which may increase the Portfolio's exposure to risks associated with rising rates. In addition, a general rise in rates may result in decreased liquidity and increased volatility in the fixed-income markets generally.

  - Low-Rated Securities Risk. In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations. In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment-grade debt securities.

  - Short-Term Bond Risk. The Portfolio may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

  - U.S. Government Securities Risk. Certain U.S. government securities, such as U.S. Treasury (Treasury) securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

- **Holdings Risk.** The Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of the Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.
- **Investment Company Securities Risk.** Investment in other investment companies, such as affiliated mutual funds within the Ivy Funds complex, typically reflects the risks of the types of securities in which the investment companies invest. When the Portfolio invests in another investment company, shareholders of the Portfolio bear their proportionate share of the other investment company's fees and expenses as well as their share of the Portfolio's fees and expenses, which could result in the duplication of certain fees.
- **Management Risk.** Portfolio performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of the Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.
- **Other Risks Applicable to a Fund of Funds Structure.** There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds. IICO is subject to a potential conflict of interest in doing so because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of those affiliated mutual funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolio and must act in the Portfolio's best interests.

Performance

The chart and table below provide some indication of the risks of investing in the Portfolio. The chart shows how performance has varied from year to year for the Portfolio. The table shows the average annual total returns for the Portfolio and also compares the Portfolio's returns with those of various broad-based securities market indices. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. Unlike the returns in the chart, the returns in the table reflect the maximum applicable sales charges for the Portfolio.

Effective September 1, 2020, the Portfolio changed its asset allocations and underlying fund investments; performance prior to that date reflects the Portfolio's performance using a different asset allocation and different underlying fund investments.

The Portfolio's past performance does not necessarily indicate how it will perform in the future. Current performance may be lower or higher. Please visit www.ivyinvestments.com or call (888) 923-3355 for the Portfolio's updated performance.

Chart of Year-by-Year Returns

as of December 31 each year



In the period shown in the chart, the highest quarterly return was 2.51% (the second quarter of 2020) and the lowest quarterly return was -0.80% (the first quarter of 2018).

Average Annual Total Returns

as of December 31, 2020	1 Year	Life of Portfolio
Shares of InvestEd 0 Portfolio (began on 9-18-2017)	1.35%	1.92%
Indexes		
Current Blended Benchmark[1] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	4.39%	1.92%
Former Blended Benchmark[2] (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	5.43%	3.69%
Bloomberg Barclays 1-3 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	3.33%	2.64%
Bloomberg Barclays U.S. Universal Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	7.58%	5.06%
Bloomberg Barclays 1-5 Year Gov/Credit Index (reflects no deduction for fees, expenses or taxes) (Life of Portfolio index comparison begins on 9-18-2017)	4.71%	3.23%

[1] The Current Blended Benchmark is computed using a combination of 75% Bloomberg Barclays 1-3 Year Gov/Credit Index + 25% Bloomberg Barclays U.S. Universal Index. This benchmark index change is effective on September 1, 2020. IICO believes that this index is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included in this Prospectus for comparison purposes.

[2] The Former Blended Benchmark is computed using a combination of 75% Bloomberg Barclays 1-5 Year Gov/Credit Index + 25% Bloomberg Barclays U.S. Universal Index.

Investment Adviser

The Portfolio is managed by Ivy Investment Management Company (IICO).

Portfolio Managers

F. Chace Brundige, Senior Vice President of IICO, and Aaron Young, Vice President of IICO, have managed the Portfolio since September 2017. W. Jeffery Surles, Senior Vice President of IICO, has managed the Portfolio since February 2018.

Purchase and Sale of Portfolio Shares

The Portfolio's shares are redeemable. You may purchase or redeem shares for your account in the Ivy Invested 529 Plan (Ivy InvestEd Plan) (which was established under the Arizona Family College Savings Program (the Program), a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code of 1986, as amended (Code)) at the Portfolio's NAV per share next calculated after your order is received in proper form, subject to any applicable sales charge, on any business day through your broker-dealer or financial advisor, by writing to Ivy Investments, P.O. Box 219722, Kansas City, Missouri 64121-9722, or by telephone ((888) 923-3355) (purchases only) or internet (www.ivyinvestments.com) (subsequent purchases only) if you have completed an Express Transaction Authorization Form. Shares of the Portfolios owned in Ivy InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Program.

The Portfolio's initial and subsequent investment minimums generally are as follows, although the Portfolio and/or Ivy Distributors, Inc. may reduce or waive the minimums in some cases:

To Open an Account	**$250**
For accounts opened with Automatic Investment Service (AIS)	**$150**
For accounts established through payroll deductions	**Any amount**
To Add to an Account	**Any amount**
For AIS	**$50**

Tax Information

Because your investment in the Portfolio is part of the Program, earnings (that is, distributions on, and gains realized on redemptions of, Portfolio shares) are not subject to federal income tax until they are withdrawn, if then. The return of principal portion of any withdrawal, whether qualified or non-qualified, is not taxable. The earnings portion of a withdrawal, including distributions of ordinary income and net capital gains, is free of federal income tax in the case of a qualified withdrawal, but is subject to federal income tax, and possibly an additional 10% federal tax, if the withdrawal is non-qualified.

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase the Portfolio through a broker-dealer or other financial intermediary (such as a bank), the Portfolio and/or IICO and/or its affiliates may pay the intermediary for the sale of Portfolio shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Portfolio over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.

Additional Information about Principal Investment Strategies, Other Investments and Risks

Principal Investment Strategies

Each Portfolio offered in this Prospectus is a "fund of funds," which means that it invests substantially all of its assets in a number of mutual funds and ETFs rather than investing directly in stocks, bonds and other instruments. Each Portfolio primarily will invest in affiliated Underlying Funds within the Ivy Funds complex, for which IICO serves as investment adviser. However, to a lesser extent, a Portfolio also may purchase shares of unaffiliated ETFs, provided that, immediately after such purchase, the Portfolio does not own more than 3% of the total outstanding stock of such unaffiliated fund.

Each Portfolio seeks to provide investors with a diversified portfolio by investing primarily in Class N shares of certain affiliated Ivy Funds (as well as shares of unaffiliated ETFs) that, in turn, invests in a mixture of the following investment categories within the equity and fixed income asset classes: U.S. equities, global/international equities, investment grade bonds, non-investment grade bonds, and short-term bonds.

Each Portfolio allocates its assets between Underlying Equity Funds and Underlying Fixed Income Funds (except for the InvestEd 0 Portfolio, which allocates its assets solely to affiliated Underlying Fixed Income Funds). The percent of a Portfolio's assets invested in equity securities is represented by the number in the name of the Portfolio (e.g., under normal circumstances, the InvestEd 90 Portfolio will allocate approximately 90% of its assets to the Underlying Equity Funds and the remainder of its assets to the Underlying Fixed Income Funds). While each Portfolio seeks to maintain the percentage allocation to equity indicated in its name, from time to time such percentages may vary as much as 10% from those designated targets (e.g., for InvestEd 90 Portfolio, the equity allocations may range from 80% to 100%). However, InvestEd 0 Portfolio does not intend to allocate any assets to Underlying Equity Funds.

In constructing the portfolio holdings for each Portfolio, IICO undertakes a strategic analysis to determine what percentage of a Portfolio's assets to allocate to each investment category (i.e., U.S. equity securities, international equity securities, investment grade bonds, non-investment grade bonds and short-term bonds), based on the risk/return potential of the different investment categories and the risk profile of the Portfolio. Next, IICO selects the Underlying Funds to represent those asset classes and investment categories based on the Underlying Funds' classifications, historical risk, performance, and other factors. Within the U.S. and global/international equity allocations, IICO seeks to diversify globally (by including exposure to domestic and international securities), in terms of market capitalization (by including exposure to large, mid, and small capitalization securities), and by style (by including exposure to both growth and value securities). Within the fixed income fund allocation, IICO includes exposure to securities with varying degrees of interest rate and credit exposure. Certain of the affiliated Underlying Funds may, but are not required to, invest in options, futures contracts and other derivative instruments if they are permitted to invest in the type of asset by which the return on, or value of, the derivative is measured.

A list of the eligible Underlying Funds for investment by each Portfolio, as of the date of this prospectus, is set forth below, categorized by asset class and investment category.

Asset Class	Investment Category	Underlying Fund
Equity		
	U.S. Equity	
		iShares Core S&P 500 ETF
		Ivy Core Equity Fund
		Ivy Large Cap Growth Fund
		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund
		Ivy Value Fund
		Ivy Mid Cap Growth Fund
		Ivy Mid Cap Income Opportunities Fund
		Ivy ProShares Russell 2000 Dividend Growers Index Fund
		Ivy Small Cap Core Fund
		Ivy Small Cap Growth Fund

Asset Class	Investment Category	Underlying Fund
	Global/International Equity	
		iShares Core MSCI EAFE ETF
		Ivy Global Growth Fund
		Ivy International Core Equity Fund
		Ivy Pzena International Value Fund
		Ivy International Small Cap Fund
		Ivy Emerging Markets Equity Fund
		Ivy LaSalle Global Real Estate Fund
Fixed Income		
	Investment Grade Bond	
		Ivy Government Securities Fund
		Ivy Securian Core Bond Fund
		Ivy Corporate Bond Fund
		Ivy Crossover Credit Fund
	Non-Investment Grade Bond	
		Ivy Apollo Strategic Income Fund
		Ivy Global Bond Fund
		Ivy High Income Fund
	Short-Term Bond	
		Ivy Government Money Market Fund
		Ivy Limited-Term Bond Fund

IICO monitors the Portfolios' holdings and cash flow and, in general, manages them as needed to adhere to each Portfolio's target ranges. However, from time to time, IICO or market movements (or a combination of both) may cause a Portfolio's investment in any asset class or Underlying Fund to move outside its target range. In addition, each Portfolio is typically rebalanced quarterly (but may be rebalanced more or less frequently, as necessary) and will usually vary from its equity and fixed income targets between rebalancing transactions.

IICO does not intend to trade actively among the Underlying Funds, nor does it intend to attempt to capture short-term market opportunities. However, in seeking to enhance performance, IICO may change allocations within the stated ranges. IICO also may, from time to time, modify the above- specified target asset and investment category allocations, as well as the Underlying Funds selected for a Portfolio.

Each Portfolio generally seeks to be fully invested, except to the extent that it takes a temporary defensive position by holding a portion of its assets in cash or cash equivalents. IICO may invest a portion of a Portfolio's assets in cash or cash equivalents if there are inadequate investment opportunities available due to adverse market, economic, political or other conditions, or other atypical circumstances. Taking a defensive position may help a Portfolio avoid losses in the event of adverse market conditions, but may mean lost investment opportunities in a period of rising market prices. During these periods, a Portfolio may not achieve its investment objective.

The investment objective and investment policies of each Portfolio may be changed by the Board without a vote of the Portfolio's shareholders, unless a policy or restriction is otherwise described as a fundamental policy in the SAI. Shareholders, however, will be given prior written notice, typically at least 60 days in advance, of any material changes in a Portfolio's objective.

The Portfolios and their respective service providers may be prone to operational and information security risks resulting from, among other problems, human errors, systems and technology disruptions or failures, or breaches in cybersecurity. The occurrence of any of these problems could result in a loss of information, regulatory scrutiny, reputational damage and other consequences, any of which could have a material adverse effect on a Portfolio or its shareholders. A breach in cybersecurity may be either an intentional or unintentional event that allows an unauthorized party to gain access to fund assets, customer data or proprietary information, or cause a Portfolio or its service providers to suffer data corruption or lose operational functionality. A breach in cybersecurity may include, among other events, stealing or corrupting customer data or funds, denial of service attacks on websites that prohibit access to electronic systems by customers or employees, the unauthorized release of confidential information or various other forms of cybersecurity breaches. Cybersecurity breaches affecting the Portfolios and/or their service providers may adversely impact a Portfolio or its shareholders. For instance, breaches in cybersecurity may interfere with the processing of shareholder transactions, including the ability to buy and sell shares, impact a Portfolio's ability to calculate its NAV, cause the release of private shareholder information or confidential business information, impede trading, subject a Portfolio or its service providers to regulatory fines or financial losses and/or cause reputational damage.

A Portfolio also may incur additional costs for cybersecurity risk management purposes. Similar types of cybersecurity risks also are present for issues or securities in which the Portfolios or an Underlying Fund may invest, which could result in material adverse consequences for such issuers, and may cause a Portfolio's investment in such companies to lose value. In addition, adverse consequences could result from cybersecurity incidents affecting counterparties with which a Portfolio engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions and other parties.

A description of the Portfolios' policies and procedures with respect to the disclosure of the Portfolios' securities holdings is available in the SAI.

Portfolio holdings of the Portfolios may be found at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings for the Portfolios for the first and third quarters of each fiscal year is filed with the SEC as an exhibit to the Trust's Form N-PORT. These holdings may be viewed on the SEC's website at http://www.sec.gov.

A complete schedule of portfolio holdings also is included in the Portfolios' Annual and Semiannual Reports to shareholders.

Additional Considerations about the Underlying Funds

Because each Underlying Fund owns different types of investments and each Portfolio may invest in various Underlying Funds, the performance of both an Underlying Fund and a Portfolio will be affected by a variety of factors. The value of the investments in both an Underlying Fund and a Portfolio and the income each generates will vary from day to day, generally reflecting changes in interest rates, market conditions, and other company and economic news. From time to time, based on market or economic conditions, an Underlying Fund may have significant positions in one or more sectors of the market and may be overweight or underweight sectors as compared to its benchmark index. To the extent an Underlying Fund invests more heavily in particular sectors, its performance will be sensitive to developments that significantly affect those sectors. Alternatively, the lack of exposure to one or more sectors may adversely affect performance. Performance of a Portfolio will depend in part on the success of the allocations among the chosen Underlying Funds. As with any mutual fund, you could lose money on your investment. There is no guarantee that an Underlying Fund or a Portfolio will achieve its objective(s).

Each affiliated Underlying Fund also may invest in and use certain other types of securities and instruments in seeking to achieve its objective(s). For example, each affiliated Underlying Fund (other than Ivy Government Money Market Fund) may invest in options, futures contracts and other derivative instruments if it is permitted to invest in the type of asset by which the return on, or value of, the derivative is measured. Certain types of each affiliated Underlying Fund's authorized investments and strategies, such as derivative instruments, foreign securities, junk bonds and commodities, including precious metals, involve special risks. Depending on how much an affiliated Underlying Fund invests or uses these strategies, these special risks may become significant and thus affect the performance of both the affiliated Underlying Fund and a Portfolio that purchases its shares.

With respect to each affiliated Underlying Fund, IICO has claimed an exclusion from the definition of "commodity pool operator" (CPO) under the Commodity Exchange Act (CEA) and the rules of the Commodity Futures Trading Commission (CFTC) and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, with respect to each affiliated Underlying Fund, IICO is relying upon a related exclusion from the definition of "commodity trading advisor" (CTA) under the CEA and the rules of the CFTC and the National Futures Association (NFA).

The terms of the CPO exclusion require a fund, among other things, to adhere to certain limits on their investments in commodity futures, commodity options and swaps. See *Additional Information about Principal Investment Strategies, Other Investments and Risks — Defining Risks — Derivatives Risk* for more information on those limits. Because IICO intends to comply with the terms of the CPO exclusion, an Underlying Fund within the Ivy Funds complex may, in the future, need to adjust its investment strategies, consistent with its investment goal, to limit its investments in these types of instruments. The Underlying Funds are not intended as a vehicle for trading in the commodity futures, commodity options or swaps markets. Due to being out of scope of what is prescribed by law, the CFTC has neither reviewed nor approved the Trust's reliance on these exclusions, or any affiliated Underlying Funds' investment strategies or this Prospectus.

IICO is the investment manager for the affiliated Underlying Funds and for the Portfolios. Please note that no offer is made in this prospectus of the shares of any Underlying Fund.

Risks of the Portfolios

Principal Risks. An investment in a Portfolio is subject to various risks, as identified under "Principal Investment Risks" in such Portfolio's summary section, including the following:

- Asset Allocation Risk
- Bond Funds Risk
- Emerging Market Risk
- Equity Funds Risk
- Fixed Income Market Risk
- Foreign Securities Risk
- Fund of Funds Risk
- Holdings Risk
- Investment Company Securities Risk
- Low-Rated Securities Risk
- Management Risk
- Market Risk
- Other Risks Applicable to a Fund of Funds Structure
- Short-Term Bond Risk
- U.S. Government Securities Risk

Non-Principal Risks. In addition to the Principal Risks identified above, an investment in a Portfolio may be subject to other, non-principal risks, including the following:

- Derivatives Risk
- Foreign Currency Risk
- Foreign Government Obligations Risk
- Growth Stock Risk
- Large Company Risk
- Mid Size Company Risk
- Sector Risk
- Small Company Risk
- Value Stock Risk

A description of these risks is set forth in Defining Risks below. Additional risk information, as well as additional information on securities and other instruments in which the Portfolios may invest, is provided in the SAI.

You will find more information about the Underlying Funds' permitted investments and strategies, as well as the restrictions that apply to them, in each Underlying Fund's prospectus and SAI.

Defining Risks

Asset Allocation Risk — A Portfolio's performance depends on the allocation of its assets (i) between the equity and fixed income asset classes, (ii) among the various investment categories within those classes, and (iii) among the Underlying Funds. There is a risk that the allocation of assets may skew toward a category or Underlying Fund that performs poorly relative to other categories or funds, or to the market as a whole, which could result in the Portfolio performing poorly.

Bond Funds Risk – Underlying Fixed Income Funds have exposure to bonds and other fixed-income securities, which may encounter the following risks:

■Interest Rate Risk — The value of a debt security may decline due to changes in market interest rates. Generally, when interest rates rise, the value of such a security or obligation generally decreases. Conversely, when interest rates decline, the value of such a security generally increases. An Underlying Fund may experience a decline in its income due to falling interest rates and may be subject to heightened interest rate risk as a result of a rise or anticipated rise in interest rates. The extent of a decrease in the value of a debt security may be affected by its duration. Duration measures the relative price sensitivity of a security to changes in interest rates. Typically, a security with a longer duration is more price sensitive than a security with a shorter duration. In general, a debt security experiences a percentage decrease in principal value equal to its duration for each 1% increase in interest rates. For example, if interest rates rise by one percent, the value of a security or portfolio having a duration of two years generally will fall by approximately two percent.

■Credit Risk — An issuer of a fixed-income obligation may not make payments on the obligation when due, or the other party to a contract may default on its obligation. There also is the risk that an issuer could suffer adverse changes in its financial condition that could lower the credit quality of a security. This could lead to greater volatility in the price of the security, could affect the security's liquidity, and could make it more difficult to sell. In general, the longer the maturity and the lower the credit quality of a bond, the more sensitive it is to credit risk.

■Extension Risk — A rise in interest rates could cause borrowers to pay back the principal on certain debt securities more slowly than expected, thus lengthening the average life of such securities. This could cause the value of such securities to be more volatile or to decline more than other fixed- income securities.

■Income Risk — The amount and rate of distributions that a Portfolio, as a shareholder of an Underlying Fund, receives are affected by the income that the Underlying Fund receives from its portfolio holdings. Income risk is the risk that an Underlying Fund may experience a decline in its income due to falling interest rates, earnings declines, or income decline within a security.

■ Reinvestment Risk — Income from an Underlying Fund's debt securities may decline if the Underlying Fund invests the proceeds from matured, traded, prepaid or called securities in securities with interest rates lower than the current earnings rate of the Underlying Fund's portfolio. During periods of falling interest rates, an issuer may call its securities if they can be refinanced by issuing new securities with a lower interest. As a result, an Underlying Fund may have to reinvest the proceeds in other securities with generally lower interest rates, resulting in a decline in the Underlying Fund's investment income.

Derivatives Risk — A derivative is a financial instrument whose value or return is "derived," in some manner, from the price of an underlying security, index, asset, rate or event. Derivatives are traded either on an organized exchange or OTC (privately negotiated between two parties). Forward foreign currency contracts, futures contracts, options and swaps are common types of derivatives that an affiliated Underlying Fund (other than Ivy Government Money Market Fund) occasionally may use. Forward foreign currency contracts (forward contracts) are purchases or sales of a foreign currency at a negotiated rate to be settled at a future date. A futures contract is a standardized contract listed on an exchange to buy or sell a specific quantity of an underlying reference instrument, such as a security or other instrument, index, currency or commodity at a specific price on a specific date. An option can be entered either exchange-traded or OTC and is a contract that gives the purchaser the right to buy or sell an underlying reference instrument, such as a security or other instrument, index or commodity at a specific price on or before a specific date. A swap is an OTC agreement involving the exchange by a fund with another party of their respective commitments to pay or receive payments at specified dates on the basis of a specified notional amount. A statutory definition under the CEA, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) of the term "Swap" includes options on commodities (excluding equities listed on exchanges), caps, floors, collars and certain forward contracts. The statutory definition of a swap also includes an instrument that is dependent on the occurrence, nonoccurrence or the extent of the occurrence of an event or contingency associated with a potential financial, economic or commercial consequence, such as a credit default swap. A swap agreement may be privately negotiated bilaterally and traded OTC between the two parties or, in some instances, must be transacted through a futures commission merchant (FCM) and cleared through a clearinghouse that serves as a central counterparty (for an OTC swap required to be cleared). Certain standardized swaps are, and more OTC derivatives in the future may be, subject to mandatory OTC central clearing.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the affiliated Underlying Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with the reference instrument underlying the derivative. Derivatives can be highly complex, can create investment leverage, may perform in unanticipated ways and may be highly volatile, and the affiliated Underlying Fund could lose more than the amount it invests. Derivatives may be difficult to value and, depending on the instrument, may at times be highly illiquid, and the affiliated Underlying Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Moreover, some derivatives are more sensitive to interest rate changes and market price fluctuations than other instruments. To the extent the judgment of an affiliated Underlying Fund's adviser as to certain anticipated price movements is incorrect, the risk of loss may be greater than if the derivative technique(s) had not been used. When used for hedging, the change in value of the derivative also may not correlate perfectly with the security or other risk being hedged. Appropriate derivatives may not be available in all circumstances, and there can be no assurance that the affiliated Underlying Fund will be able to use derivatives to reduce exposure to other risks when that might be beneficial.

Derivatives also may be subject to counterparty credit risk, which includes the risk that an affiliated Underlying Fund may sustain a loss as a result of the insolvency or bankruptcy of, or other non-compliance with the terms in the agreement for the derivatives documentation by, another party to the transaction. Certain derivatives can create leverage, which may amplify or otherwise increase an affiliated Underlying Fund's investment loss, possibly in an amount that could exceed the cost of that instrument or, under certain circumstances, that could be unlimited. Derivatives may involve fees, commissions, or other costs that may reduce an affiliated Underlying Fund's gains (if any) from utilizing derivatives. Derivatives that have margin requirements involve the risk that if an affiliated Underlying Fund has insufficient cash or eligible margin securities to meet daily variation margin requirements, it may have to sell securities from its portfolio at a time when it may be disadvantageous to do so.

The affiliated Underlying Fund also may remain obligated to meet margin requirements until a derivative position is closed.

When an affiliated Underlying Fund uses derivatives, it will likely be required to provide margin or collateral and/or segregate cash or other liquid assets in a manner that satisfies contractual undertakings and regulatory requirements. The need to provide margin or collateral and/or to segregate assets could limit the affiliated Underlying Fund's ability to pursue other opportunities as they arise. The amount of assets required to be segregated will depend on the type of derivative the affiliated Underlying Fund uses. If an affiliated Underlying Fund is required to segregate assets equal to only the current market value of its obligation under a derivative, the affiliated Underlying Fund may be able to use derivatives to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative, which may create leverage.

Although an affiliated Underlying Fund may attempt to hedge against certain risks, the hedging instruments may not perform as expected and could produce losses. Hedging instruments also may reduce or eliminate gains that may otherwise have been available had the affiliated Underlying Fund not used the hedging instruments. An affiliated Underlying Fund may decide not to hedge certain risks in particular situations, even if appropriate instruments are available.

Swap instruments may shift an affiliated Underlying Fund's investment exposure from one type of investment to another. Swap agreements also may have a leverage component, and adverse changes in the value or level of the reference instrument, such as an underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the reference instrument that underlies the swap agreement. Swaps are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks, bonds, and other traditional investments. Each affiliated Underlying Fund (other than Ivy Government Money Market Fund) may enter into credit default swap contracts for hedging or investment purposes. An affiliated Underlying Fund may either sell or buy credit protection under these contracts.

Certain derivatives transactions are not entered into or traded on organized exchanges or cleared by clearing organizations. Instead, such derivatives may be entered into directly with the counterparty and may be traded only through financial institutions acting as market makers. There may be risk that no liquid secondary market in the trading of OTC derivatives will exist, in which case an affiliated Underlying Fund may be required to hold such instruments until exercise, expiration or maturity. Certain of the protections afforded to exchange-traded participants will not be available to participants in OTC derivatives transactions. OTC derivatives transactions are not subject to the guarantee of an exchange or clearinghouse and, as a result, an affiliated Underlying Fund would bear greater risk of default by the counterparties to such transactions. For some counterparties, an affiliated Underlying Fund has put in place a guarantee of the counterparty's payment obligations under OTC derivative transactions issued by its parent holding company, which provides some protection to an affiliated Underlying Fund from a payment or delivery default by such counterparties. When traded on foreign exchanges, derivatives may not be regulated as rigorously as they would be if traded on or subject to the rules of an exchange located in the United States, may not involve a clearing mechanism and related guarantees, and will be subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments.

The counterparty risk for exchange-traded derivatives is significantly less than for privately negotiated or OTC derivatives, since generally an exchange or clearinghouse, which is the issuer or counterparty to each exchange-traded instrument, provides a guarantee of performance. For privately negotiated instruments, there is not a similar exchange or clearinghouse guaranteeing the performance on both sides of the transaction. In all such transactions, the affiliated Underlying Fund bears the risk that the counterparty could default, and this could result in a loss of the expected benefit of the derivative transactions and possibly other losses to the affiliated Underlying Fund. An affiliated Underlying Fund will enter into transactions in derivative instruments only with counterparties that IICO and/or the affiliated Underlying Fund's subadviser, if applicable (collectively referred to herein as the Investment Manager) reasonably believes are capable of performing under the contract. The Investment Manager manages counterparty risk in an OTC derivative transaction by entering into bilateral collateral documentation, such as a Credit Support Annex and an accompanying Account Control Agreement, where it is market practice and/or required by law to do so for OTC derivatives.

The enactment in June 2010 of the Dodd-Frank Act resulted in historic and comprehensive change in how OTC derivatives are regulated, including the manner in which OTC derivatives are customized, derivatives documentation is negotiated, and trades are reported, executed and cleared. The Dodd-Frank Act and implementing rules ultimately may require the clearing and exchange-trading of many swaps.

Specifically, the CFTC has adopted rules to require certain standardized swaps, previously settled OTC, be settled by means of a central clearinghouse. Central clearing is intended to reduce the risk of default by the counterparty. There also may be risks introduced of a possible default by the derivatives clearing organization or by a clearing member or futures commission merchant through which a swap is submitted for clearing.

Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of portfolios using derivatives instruments could limit an affiliated Underlying Fund's ability to pursue its investment strategies. The extent and impact of the new regulations or proposed regulations are not yet fully known and may not be for some time. Any such changes may, among various possible effects, increase the cost of entering into derivative transactions, require more assets of an affiliated Underlying Fund to be used for collateral in support of those derivatives than is currently the case, or restrict the ability of an affiliated Underlying Fund to enter into certain types of derivative transactions or could limit an affiliated Underlying Fund's ability to pursue its investment strategies. In addition, changes in government regulation of derivatives could affect the character, timing and amount of an affiliated Underlying Fund's taxable income or gains.

In addition, pursuant to the Dodd-Frank Act, the CFTC in 2012 made substantial amendments to the permissible exemptions, and to the conditions for reliance on the permissible exclusions, from registration as a CPO and CTA under the CEA. Under these amendments, if an affiliated Underlying Fund uses commodity interests (such as futures contracts, options on futures contracts and most swaps) other than for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums required to establish these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options are "in-the-money" at the time of purchase) may not exceed 5% of the affiliated Underlying Fund's liquidation value, or alternatively, the aggregate net notional value of those positions, determined at the time the most recent position was established, may not exceed 100% of the affiliated Underlying Fund's liquidation value (after taking into account unrealized profits and unrealized losses on any such positions) unless the Investment Manager has registered as a CPO. IICO, in its management of each affiliated Underlying Fund, currently is complying, and intends to continue to comply, with at least one of the two alternative limitations described above.

Accordingly, IICO has claimed an exclusion from the definition of the term "commodity pool operator" with respect to each affiliated Underlying Fund under the CFTC and NFA rules.

Complying with those de minimis trading limitations may restrict an adviser's ability to use derivatives as part of an affiliated Underlying Fund's investment strategies. Although IICO believes that it will be able to execute an affiliated Underlying Fund's investment strategies within the de minimis trading limitations, the affiliated Underlying Fund's performance could be adversely affected. In addition, the CFTC recently has proposed changes to the de minimis trading rules and limitations that could potentially change a Portfolio's or an affiliated Underlying Fund's ability to trade derivatives. Also, an affiliated Underlying Fund's ability to use certain derivative instruments may be limited by tax considerations.

Emerging Market Risk — Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Certain of those countries may have failed in the past to recognize private property rights and have nationalized or expropriated the assets of private companies. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in those countries and the availability of additional investments in those countries. The small size and inexperience of the securities markets in such countries and the limited volume of trading in securities in those countries may make investments in such countries more volatile and less liquid than investments in more developed countries, and an Underlying Fund may be required to establish special custodial or other arrangements before making certain investments in those countries. The economies of emerging market countries may suffer from extreme and volatile debt burdens or inflation rates. The repatriation of capital with regard to investments made in certain securities or countries may be restricted during certain times or even indefinitely. There may be little financial or accounting information available with respect to issuers located in certain countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers. In times of market stress, regulatory authorities of different emerging market countries may apply varying techniques and degrees of intervention, which can have an effect on prices and may require that an Underlying Fund fair value its holdings in those countries.

Equity Funds Risk — The Portfolios invest in Underlying Equity Funds, for which a principal risk is market risk, the chance that stock prices overall will decline over short or even long periods of time. This includes the risk that returns from the stock market segments in which a Portfolio is most heavily indirectly invested may underperform other asset classes, other market segments or the overall stock market. The values of certain types of stocks may fluctuate more widely than others.

Fixed-Income Market Risk — The prices of an Underlying Fund's fixed-income securities respond to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers. Generally, an Underlying Fund's fixed-income securities will decrease in value if interest rates rise and vice versa. In a low interest rate environment, risks associated with rising rates are heightened. Rising interest rates tend to decrease liquidity, increase trading costs and increase volatility, all of which may make portfolio management more difficult and costly to an Underlying Fund. In the case of foreign securities, price fluctuations will reflect international economic and political events, as well as changes in currency valuations relative to the U.S. dollar. Other factors may materially and adversely affect the market price and yield of such fixed-income securities, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

Foreign Currency Risk — Foreign securities may be denominated in foreign currencies. The value of an Underlying Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Domestic issuers that hold substantial foreign assets may be similarly affected. The value of an investment denominated in a foreign currency could change significantly as foreign currencies strengthen or weaken relative to the U.S. dollar. Currency exchange rates can be affected unpredictably by intervention, or failure to intervene, by U.S. or foreign governments or central banks or by currency controls or political developments in the U.S. or abroad. Devaluations of a currency by a government or banking authority also may have significant impact on the value of any investments denominated in that currency. Risks related to foreign currencies also include those related to economic or political developments, market inefficiencies or a higher risk that essential investment information may be incomplete, unavailable or inaccurate. A U.S. dollar investment in an investment denominated in a foreign currency is subject to currency risk. Foreign currency losses could offset or exceed any potential gains, or add to losses, in the related investments. Currency markets also are generally not as regulated as securities markets. In addition, in order to transact in foreign investments, an Underlying Fund may exchange and hold foreign currencies. Regulatory fees or higher custody fees may be imposed on foreign currency holdings. An affiliated Underlying Fund may use derivatives to manage its foreign currency risk. Derivatives on non-U.S. currencies involve a risk of loss if currency exchange rates move against the Underlying Fund, unless the derivative is a currency forward to hedge against the non-U.S. currency movement.

Foreign Government Obligations Risk — Investing in foreign government obligations and the sovereign debt of emerging market countries creates exposure to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Such investments are subject to the risk that a government entity may delay payment, restructure its debt, or refuse to pay interest or repay principal. Factors which may influence the ability or willingness of a foreign government or country to service debt include a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole and its government's policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies, the obligor's balance of payments, including export performance, its access to international credits and investments, fluctuations in interest rates and the extent of its foreign reserves. There may be no legal or bankruptcy process for collecting sovereign debt.

Foreign Securities Risk — Investing in foreign securities involves a number of economic, financial, legal and political considerations that are not associated with the U.S. markets and that could affect an Underlying Fund's performance unfavorably, depending upon prevailing conditions at any given time. For example, the securities markets of many foreign countries may be smaller, less liquid and subject to greater price volatility than those in the United States. Foreign investing also may involve brokerage costs and tax considerations that usually are not present in the U.S. markets.

Other factors that can affect the value of foreign investments include the comparatively weak supervision and regulation by some foreign governments of securities exchanges, brokers and issuers; the fact that many foreign companies may not be subject to uniform and/or stringent accounting, auditing and financial reporting standards; fluctuations in foreign currency exchange rates and related conversion costs or currency redenomination; nationalization or expropriation of assets; and custodial or other operational delays. It also may be difficult to obtain reliable information about the securities and business operations of certain foreign issuers. Settlement of portfolio transactions also may be delayed due to local restrictions or communication problems, which can cause an Underlying Fund to miss attractive investment opportunities or impair its ability to dispose of securities in a timely fashion (resulting in a loss if the value of the securities subsequently declines). World markets, or those in a particular region, all may react in similar fashion to important economic or political developments. In addition, foreign markets may perform differently than the U.S. market. Over a given period of time, foreign securities may underperform U.S. securities — sometimes for years.

Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. The likelihood of such suspensions may be higher for securities of issuers in emerging markets than in more developed markets. Trading suspensions may be applied from time to time to the securities of individual issuers for reasons specific to that issuer, or may be applied broadly by exchanges or governmental authorities in response to market events. Suspensions may last for significant periods of time, during which trading in the securities and in instruments that reference the securities, such as derivative instruments, may be halted. In the event that an Underlying Fund holds material positions in such suspended securities, the Underlying Fund's ability to liquidate its positions or provide liquidity to investors may be compromised and the Underlying Fund could incur significant losses.

To the extent that an Underlying Fund invests in sovereign debt instruments, the Underlying Fund is subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or repay principal due to cash flow problems, insufficient foreign currency reserves or political concerns. In such instance, the Underlying Fund may have limited recourse against the issuing government or agency. Financial markets have experienced, and may continue to experience, increased volatility due to the uncertainty surrounding the sovereign debt of certain countries.

Moreover, in pursuing its investment objective, an Underlying Fund, at times, may concentrate its investment in securities of companies located in a specific geographical region. To the extent an Underlying Fund does so, it may face more risks than portfolios with investments that are diversified around the globe. The economies and financial markets of certain regions can be interdependent, and all may decline at the same time, and certain regions may face risks unique to that area. In particular:

Asia Pacific Investments — The level of development of the economies of countries in the Asia Pacific region varies greatly. Certain economies in the region may be adversely affected by increased competition, high inflation rates, undeveloped financial services sectors, currency fluctuations or restrictions, political and social instability and increased economic volatility. Natural disasters frequently occur in the region, which could drastically impact particular business operations of companies in the region or its overall economy. In addition, certain countries in the Asia Pacific region are large debtors to commercial banks and to foreign governments. The recent economic crisis has reduced the willingness of certain lenders to extend credit to these Asia Pacific countries and have made it more difficult for such borrowers to obtain financing on attractive terms or at all. Due to heavy reliance on international trade, a decrease in demand would adversely affect economic performance in the region. In addition, ongoing political issues and heightened trade tensions between the U.S. and China, including the possibility of a reduction in spending on Chinese products or services, the institution of additional tariffs or other trade barriers may have an adverse impact on the Chinese economy and potentially other economies in the region.

Central and South American Investments — High interest rates, inflation, government defaults and unemployment rates characterize the economies in some Central and South American countries. Currency devaluations in any such country may have a significant effect on the entire region. Because commodities such as oil and gas, minerals and metals represent a significant percentage of the region's exports, the economies of these countries are particularly sensitive to fluctuations in commodity prices. As a result, the economies in many Central and South American countries can experience significant volatility.

European Investments — The Economic and Monetary Union of the European Union (EU) requires compliance with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls, each of which may significantly affect EU member countries, as well as other European countries. Decreasing imports or exports, changes in governmental regulations on trade, changes in the exchange rate of the euro and recessions in EU economies may have a significant adverse effect on the economies of EU members and their trading partners, including non-member European countries.

The European financial markets recently have experienced volatility and adverse trends due to concerns about economic downturns or rising government debt levels in several European countries, including Greece, Ireland, Italy, Portugal and Spain. These events have adversely affected the exchange rate of the euro and may continue to significantly affect every country in Europe, including countries that do not use the euro. Additionally, newer member states, particularly in eastern Europe, remain burdened to various extents by certain infrastructural, bureaucratic and business inefficiencies, and their markets remain relatively undeveloped and may be particularly sensitive to political and economic developments.

The EU continues to face major issues involving its membership, structure, procedures and policies, including the successful political, economic and social integration of new member states. The current and future status of the EU continues to be the subject of political controversy, and the growth of nationalist and populist parties in national legislatures may further threaten enlargement. The risk of investing in Europe may be heightened due to the decision by the United Kingdom (UK) to withdraw from the EU (commonly referred to as "Brexit"). The UK formally left the EU on January 31, 2020, and a "transition period," which was intended to allow for negotiation and implementation of new trade and other cooperative agreements, expired on December 31, 2020. The long-term impact of Brexit on the relationship between the UK and the EU remains uncertain. The uncertainty concerning the relationship between the UK and the EU (as well as political divisions within the UK that have been highlighted by the 2016 Brexit referendum) could cause a period of instability and market volatility, which may adversely impact both the UK economy and the economies of other countries in Europe, as well as greater volatility in the global financial and currency markets. Brexit also may trigger additional member states to consider departing the EU, which would likely perpetuate such political and economic instability in the region. It is not possible to ascertain the precise impact these events may have on a Portfolio or its investments from an economic, financial, tax or regulatory perspective, but any such impact could be material.

North American Investments — A decrease in imports or exports, changes in trade regulations or an economic recession in any North American country can have a significant economic effect on the entire region. Since the implementation of the North American Free Trade Agreement (NAFTA) in 1994 among Canada, the U.S. and Mexico, total merchandise trade among the three countries has increased. However, political developments in the U.S. may have implications for trade among the U.S., Mexico and Canada, any of which may result in additional volatility in the region. In particular, the U.S. recently imposed tariffs on certain goods between it and Canada and has threatened the potential for additional tariffs. Additionally, the three countries signed a new trade agreement in

2018, the United States-Mexico-Canada Agreement (USMCA), that was signed into law in January 2020. The USMCA amends aspects of NAFTA, and such changes may have a significant negative impact on a country's economy and, consequently, the value of securities held by an underlying fund. Moreover, the likelihood of further policy or legislative changes in one or more countries, may have a significant effect on North American markets generally, as well as on the value of certain securities held by an underlying fund when investing in this region.

Fund of Funds Risk — As a fund of funds, the ability of a Portfolio to meet its investment objective is directly related to its target allocations among the Underlying Funds and the ability of those funds to meet their investment objective(s). The Portfolio's share price likely will change daily based on the performance of the Underlying Funds. Each Portfolio also is subject to the following additional risks:

■An investment in a Portfolio is subject to all the risks of an investment directly in the Underlying Funds the Portfolio holds.

■A Portfolio's performance reflects the investment performance of the Underlying Funds it holds. A Portfolio's performance thus depends on the ability of the Underlying Funds to meet their respective investment objective(s). An Underlying Fund's adviser may not accurately assess the attractiveness or risk potential of a particular investment. As with any mutual fund, there is no assurance that an Underlying Fund will achieve its investment objective(s).

■Each Underlying Fund pays its own management fees. An investor in a Portfolio will bear both the Portfolio's expenses and, indirectly, the expenses of the Underlying Fund(s) the Portfolio holds.

■One Underlying Fund may purchase the same securities that another Underlying Fund sells. A Portfolio that invests in both Underlying Funds would indirectly bear the costs of these trades.

■To the extent that an unaffiliated Underlying Fund trades securities, it may increase transaction costs (which may reduce performance) and increase net realized gains that an unaffiliated Underlying Fund must distribute for Federal tax purposes to shareholders, such as a Portfolio.

Growth Stock Risk — Growth stocks are stocks of companies believed to have above-average potential for growth in revenue and earnings. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general.

Holdings Risk — Each Portfolio may invest in a limited number of Underlying Funds and may invest a significant portion of its assets in a single Underlying Fund. Therefore, the performance of a single Underlying Fund may have a significant effect on the performance of a Portfolio and the price of its shares than it would if the Portfolio invested in a larger number of Underlying Funds.

Investment Company Securities Risk — The risks of investment in other investment companies, such as affiliated Underlying Funds, typically reflect the risks of the types of securities in which the investment companies invest. As a shareholder in an investment company, a Portfolio would bear its pro rata share of that investment company's expenses, which could result in the duplication of certain fees, including management and administrative fees.

ETFs have a market price that reflects a specified fraction of the value of the designated index or underlying basket. As with other equity securities transactions, brokers charge a commission in connection with the purchase and sale of shares of ETFs. In addition, an asset management fee is charged in connection with the management of the ETF's portfolio. Investments in an ETF generally present the same primary risks as investments in conventional funds, which are not exchange-traded. The price of an ETF can fluctuate, and a Portfolio could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade at a premium or discount to its NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange officials determine such action to be appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally. The Portfolio may invest in investment companies, including ETFs, in excess of limitations that the 1940 Act imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies.

Large Company Risk — Large-capitalization companies may go in and out of favor based on market and economic conditions. Large-capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large-capitalization companies could trail the returns on investments in securities of smaller companies.

Low-Rated Securities Risk — In general, low-rated debt securities (commonly referred to as "high-yield," "non-investment grade" or "junk" bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken an Underlying Fund's returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations.

In addition, these low-rated securities and obligations may fluctuate more widely in price and yield than higher-rated securities and obligations and may fall in price during times when the economy is weak or is expected to become weak. Low-rated securities and obligations also may require a greater degree of judgment to establish a price, may be difficult to sell at the time and price an Underlying Fund desires, and may carry higher transaction costs. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case an Underlying Fund may lose its entire investment. In addition, a defaulted obligation or other restructuring of an obligation could involve an exchange of such obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid, speculative or unregistered. Low-rated securities and obligations are susceptible to such a default or decline in market value due to real or perceived adverse economic and business developments relating to the issuer, the industry in general, market interest rates and market liquidity. The market value of these securities can be volatile. Ratings of a security or obligation may not accurately reflect the actual credit risk associated with such a security. The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment grade debt securities.

Management Risk — A Portfolio's performance is primarily dependent on IICO's skill in evaluating and managing the Portfolio's portfolio. There can be no guarantee that IICO's decisions will produce the desired results, and a Portfolio may not perform as well as other similar mutual funds. Furthermore, IICO may alter the asset allocation of a Portfolio at its discretion. A material change in the asset allocation could affect both the level of risk and the potential for gain or loss.

Market Risk — Markets can be volatile, and stock prices change daily, sometimes rapidly or unpredictably. As a result, a Portfolio's or an Underlying Fund's holdings can decline in response to adverse issuer, political, regulatory, market or economic developments or conditions that may cause a broad market decline. Different parts of the market, including different sectors and different types of securities, can react differently to these developments. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Portfolio or an Underlying Fund will rise in value. Market risk may affect a single issuer or the market as a whole. At times, a Portfolio or Underlying Fund may hold a relatively high percentage of its assets in stocks of a particular market sector, which would subject the Portfolio or Underlying Fund to proportionately higher exposure to the risks of that sector.

Securities are subject to price movements due to changes in general economic conditions (which may not be specifically related to the particular issuer), such as the level of prevailing interest or currency rates, changes in the general outlook for revenues or corporate earnings, investor sentiment and perceptions of the market generally. The value of securities also may go up or down due to factors that affect an individual issuer or a particular industry or sector, such as changes in production costs and competitive conditions within the industry. Market prices of equity securities generally are more volatile than debt securities. This may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time.

Global economies and financial markets have become increasingly interconnected, meaning that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by a Portfolio or an Underlying Fund. In addition, certain events, such as natural disasters, terrorist attacks, war, regional or global instability and other geopolitical events, have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.

In the years since the financial crisis that started in 2008, the U.S. and many global economies at times have experienced volatility in the financial markets. Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Portfolio or an Underlying Fund. In addition, there is a risk that recent policy changes by the U.S. Government and the Federal Reserve, which include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Portfolio or Underlying Fund redemptions, which could have a negative impact on a Portfolio or an Underlying Fund.

The value of assets or income from a Portfolio's or an Underlying Fund's investments may be adversely affected by inflation or changes in the market's expectations regarding inflation. Furthermore, there is a risk that the prices of goods and services in the U.S. and many foreign economies may decline over time, known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country's economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

Mid Size Company Risk — Securities of mid-capitalization companies may be more vulnerable to adverse developments than those of larger companies due to such companies' limited product lines, limited markets and financial resources and dependence upon a relatively small management group. Securities of mid-capitalization companies may be more volatile and less liquid than the securities of larger companies, and may be affected to a greater extent than other types of securities by the underperformance of a sector or during market downturns.

Other Risks Applicable to a Fund of Funds Structure — There are other risks associated with a Fund of Funds structure. IICO has the authority to select and replace Underlying Funds for a Portfolio. IICO is subject to a potential conflict of interest in doing so, because IICO serves as the investment manager to the affiliated Underlying Funds and the advisory fees paid by some of the affiliated Underlying Funds are higher than fees paid by other Underlying Funds. It is important to note, however, that IICO has a fiduciary duty to the Portfolios and must act in each Portfolio's best interests.

Sector Risk — At times, an Underlying Fund may have a significant portion of its assets invested in securities of companies conducting business in a broadly related group of industries within an economic sector. Individual sectors may be more volatile, and may perform differently, than the broader market. Companies in the same economic sector may be similarly affected by economic or market events, making the Underlying Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly.

Short-Term Bond Risk — The Portfolios may invest in Underlying Fixed Income Funds that have exposure to bonds with relatively shorter duration (i.e., shorter terms until maturity). The amount of time until a debt security matures can lead to various risks, including changes in interest rates over the life of a bond; as such, a security with a longer duration generally is considered more price sensitive than a security with a shorter duration. However, short-term debt securities generally provide lower returns than longer-term fixed-income securities.

Small Company Risk — Securities of small-capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies' small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger companies, making them subject to wider price fluctuations, and such securities may be affected to a greater extent than other types of securities by the underperformance of a sector or during market downturns. In some cases, there could be difficulties in selling securities of small-capitalization companies at the desired time.

U.S. Government Securities Risk — Certain U.S. government securities, such as Treasury securities and securities issued by Ginnie Mae, are backed by the full faith and credit of the U.S. government. Other securities that are issued or guaranteed by Federal agencies or authorities or by U.S. government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. government. For example, securities issued by Freddie Mac, Fannie Mae and FHLB are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the Treasury or by the credit of the issuer. As a result, such securities are subject to greater credit risk than securities backed by the full faith and credit of the U.S. government.

Certain Underlying Funds may invest in separately traded principal and interest components of securities issued or guaranteed by the U.S. Treasury under the STRIPS program. Under the STRIPS program, the principal and interest components are separately issued by the U.S. Treasury at the request of depository financial institutions, which then trade the component parts independently. The market prices of STRIPS generally are more volatile than those of U.S. Treasury bills with comparable maturities.

Value Stock Risk — Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Investment Manager, undervalued. The value of a security believed by the Investment Manager to be undervalued may never reach what is believed to be its full value, such security's value may decrease, or such security may be appropriately priced.

Management of the Portfolios

INVESTMENT ADVISER

The Portfolios are managed by IICO, subject to the authority of the Board. IICO is a wholly-owned subsidiary of Waddell & Reed Financial, Inc., a publicly-held company located at 6300 Lamar Avenue, Overland Park, Kansas 66202-4200. IICO is an SEC-registered investment adviser with approximately $74.8 billion in assets under management as of December 31, 2020, and serves as the investment manager and, as such, provides investment advice to and supervises the investments for each of the Portfolios.

Prior to September 30, 2016, the then-existing Portfolios were managed by Waddell & Reed Investment Management Company (WRIMCO), an affiliate of IICO. IICO and/or WRIMCO have served as investment manager to the Portfolios since the inception of each company. IICO is located at 6300 Lamar Avenue, Overland Park, Kansas 66202-4200.

MANAGEMENT FEE

As the investment adviser, IICO oversees the asset management and administration of the Portfolios. IICO does not receive a fee for the services it performs for the Portfolios. Therefore, management fees as a percent of the Portfolio's net assets for the fiscal year ended December 31, 2020, were 0.00% for each Portfolio.

A discussion regarding the basis of approval by the Board of the Investment Management Agreement with IICO with respect to each of the Portfolios is available in the Trust's Annual Report to Shareholders dated December 31, 2020.

IICO serves as the investment adviser to each affiliated Underlying Fund and, as such, is entitled to receive an annual management fee from such affiliated Underlying Funds for providing them with investment advice. Each Underlying Fund also may pay other expenses. Information about the management fees (including any breakpoints and/or waivers) for each affiliated Underlying Fund is set forth in such Fund's prospectus.

PORTFOLIO MANAGEMENT

F. Chace Brundige, Aaron Young and W. Jeffery Surles are primarily responsible for the day-to-day portfolio management of the Portfolios.

Mr. Brundige has managed the InvestEd 70, InvestEd 60 and InvestEd 40 Portfolios since June 2016, the InvestEd 90, InvestEd 20 and InvestEd 0 Portfolios since September 2017, and the InvestEd 10, InvestEd 30, InvestEd 50 and InvestEd 80 Portfolios since September 2020. Mr. Young has managed the InvestEd 70, InvestEd 60 and InvestEd 40 Portfolios since October 2016, the InvestEd 90, InvestEd 20 and InvestEd 0 Portfolios since September 2017, and the InvestEd 10, InvestEd 30, InvestEd 50 and InvestEd 80 Portfolios since September 2020. Mr. Surles has held his responsibilities for the InvestEd 90, InvestEd 70, InvestEd 60, InvestEd 40, InvestEd 20 and InvestEd 0 Portfolios since February 2018, and the InvestEd 10, InvestEd 30, InvestEd 50 and InvestEd 80 Portfolios since September 2020.

Mr. Brundige joined IICO in 2003 as an assistant portfolio manager for the large-capitalization growth equity team, and became a portfolio manager in February 2006. He is Senior Vice President of IICO, Vice President of the Trust, and Vice President of and portfolio manager for other investment companies for which IICO serves as investment manager. Mr. Brundige holds a BS degree in finance from Kansas State University, and has earned an MBA with an emphasis in Finance and Accounting from the University of Chicago Graduate School of Business. Mr. Brundige is a Chartered Financial Analyst (CFA) Charterholder.

Mr. Young is Vice President of IICO, Vice President of the Trust and Vice President of and portfolio manager for other investment companies for which IICO serves as investment manager. He joined IICO in 2005 as a fixed-income analyst with an emphasis in credit research and derivative securities. Mr. Young joined the Asset Strategy team as an investment analyst in 2007. He has served as an assistant portfolio manager of investment companies managed by IICO since 2012. Mr. Young earned a BA in Philosophy from the University of Missouri and holds an MBA with an emphasis in Finance and Strategy from the Olin School of Business at Washington University.

Mr. Surles is Senior Vice President of IICO, Vice President of the Trust and Vice President of and portfolio manager for other investment companies for which IICO serves as investment manager. He joined IICO in 2007 initially serving as an investment analyst. Mr. Surles earned a BS degree from Vanderbilt University, and an MBA from the University of Wisconsin. He is a Chartered Financial Analyst (CFA) Charterholder.

Additional information regarding the portfolio managers, including information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of Portfolio securities, is included in the SAI.

Other members of IICO's investment management department provide input on market outlook, economic conditions, investment research and other considerations relating to the Portfolios' investments.

Your Account

Ivy InvestEd 529 Plan

The Ivy InvestEd 529 Plan (Ivy InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Code. Ivy Distributors, Inc. (IDI), the program manager for the Ivy InvestEd Plan, is offering the Ivy InvestEd Plan to Arizona residents as well as to residents of other states.

Contributions to Ivy InvestEd Plan accounts may be invested in shares of the Portfolios, which are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund. As of October 1, 2020, the Arizona State Treasurer's Office became Administrator of the Program. Shares of the Portfolios purchased with contributions for a particular Ivy InvestEd Plan account are allocable to that account and will be redeemed to effect withdrawals requested by the Ivy InvestEd Plan account owner, as further described in this Prospectus. Accounts opened through the Ivy InvestEd Plan are not insured by the State of Arizona, and neither the principal invested nor the investment return is guaranteed by the State of Arizona. Ivy InvestEd Plan accounts are subject to applicable federal, state and local tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the Ivy InvestEd Plan. The Ivy InvestEd Plan may be modified in response to any such changes.

Please read the Program Overview and Ivy InvestEd 529 Plan Account Application carefully before investing.

Choosing a Portfolio

When you establish an Ivy InvestEd Plan account, your initial investment will be made (i) into one of the 10 series of InvestEd Portfolios based on the age of your Designated Beneficiary (as defined in the Code) (Age-Based Plan), (ii) into any one of the Portfolios that you select, or (iii) into another investment option available within the Ivy InvestEd Plan. As noted in the prior discussion of the individual Portfolios, these Portfolios have been developed to seek diversification and appropriate asset allocation based upon the approximate time horizon until the Ivy InvestEd Plan account funds are needed for the Designated Beneficiary's qualified higher education expenses.

The Portfolios are designed to invest in one or more of the Underlying Funds, with the highest exposure to equity investments when the Designated Beneficiary is between the ages of 0 and 2, and the highest exposure to fixed-income securities and/or money market instruments when the Designated Beneficiary reaches the age of 20. **For accounts investing in the Age-Based Plan, as a Designated Beneficiary ages, the account will be automatically exchanged into the next Portfolio that, in each case, will reduce the account's allocation to equity investments by approximately 10% and increasing its allocation to fixed income investments by approximately the same amount.** If you elect to invest in the Age-Based Plan, the value of your account is automatically exchanged into the next Portfolio within approximately 30 days after the Designated Beneficiary reaches the target age range for that Portfolio. This process is explained in the chart below:

Portfolio	Age Range	Account automatically exchanged within approximately 30 days after the Designated Beneficiary's birthday:
InvestEd 90	0-2	Exchanged into InvestEd 80 following 3rd birthday
InvestEd 80	3-5	Exchanged into InvestEd 70 following 6th birthday
InvestEd 70	6-7	Exchanged into InvestEd 60 following 8th birthday
InvestEd 60	8-9	Exchanged into InvestEd 50 following 10th birthday
InvestEd 50	10-11	Exchanged into InvestEd 40 following 12th birthday
InvestEd 40	12-13	Exchanged into InvestEd 30 following 14th birthday
InvestEd 30	14-15	Exchanged into InvestEd 20 following 16th birthday
InvestEd 20	16-17	Exchanged into InvestEd 10 following 18th birthday
InvestEd 10	18-19	Exchanged into InvestEd 0 following 20th birthday
InvestEd 0	20+	—

When you make a contribution, you may elect to invest in a Portfolio within a specific risk horizon that is outside the age range of the Designated Beneficiary. You may select to remain invested in the Portfolio of your chosen risk horizon, without automatically transferring to the next age-based Portfolio (sometimes referred to as a "Static Portfolio"). However, by so doing, your account will not participate in the automatic exchange feature offered in the Age-Based Plan. If you choose this option, you may forfeit some of the benefits of diversification and risk management sought by the Age-Based Plan.

Whether you invest through the Age-Based Plan, opt out of the Age-Based Plan and select a Static Portfolio or select another investment option available within the Ivy InvestEd Plan, you may only change your investment twice each calendar year or upon a change in the Designated Beneficiary on the account.

Each Portfolio has adopted a Distribution and Service Plan (Plan) pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1). The Plan permits the Portfolios to pay marketing and other fees to support both the sale and distribution of the Portfolios, as well as the services provided to shareholders by their financial advisors or financial intermediaries. Under the Plan, each Portfolio may pay IDI a fee of up to 0.25%, on an annual basis, of the Portfolio's average daily net assets. This fee is to compensate IDI for, either directly or through third parties, distributing the Portfolio's shares, providing personal service to shareholders and/or maintaining shareholder accounts. The amounts shall be payable to IDI daily or at such other intervals as the Board may determine.

Since these fees are paid out of a Portfolio's assets or income on an ongoing basis, over time, they will increase the cost and reduce the return of an investment. All or a portion of these fees may be paid to your financial advisor or a financial intermediary.

Underlying Fund Shares. The share class of each affiliated Underlying Fund has no initial sales charge or contingent deferred sales charge (CDSC) and is not subject to a Rule 12b-1 Plan.

Shares of a Portfolio are subject to an initial sales charge when purchased for your Ivy InvestEd Plan account, based on the amount of your investment, according to the table below. As noted, under the Plan, each Portfolio pays an annual 12b-1 fee of up to 0.25% of its average net assets.

Calculation of Sales Charges on Portfolio Shares

Size of Purchase	Sales Charge as Percent of Offering Price[1]	Sales Charge as Approx. Percent of Amount Invested	Reallowance to Dealers as Percent of Offering Price
under $250,000	2.50%	2.56%	2.00%
$250,000 and over[2]	0.00	0.00	see below

[1] Due to the rounding of the NAV and the offering price of a Portfolio's shares to two decimal places, the actual sales charge percentage calculated on a particular purchase may be higher or lower than the percentage stated above.

[2] No sales charge is payable at the time of purchase on investments of $250,000 or more, although for such investments the Portfolio will impose a CDSC of 1.00% on certain redemptions made within 12 months of the purchase. (See *Sales Charge Reductions* below.) The CDSC is assessed on an amount equal to the lesser of the then-current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in NAV above the initial purchase price.

IDI may pay broker-dealers up to 1.00% on investments made in Portfolio shares with no initial sales charge.

IDI or its affiliate(s) may pay additional compensation from its own resources to broker-dealers based upon the value of shares of a Portfolio owned by the broker-dealer for its own account or for its customers, including compensation for shares of the Portfolios purchased by customers of such broker-dealers for the customers' Ivy InvestEd Plan accounts without payment of a sales charge. Please see *Additional Compensation to Intermediaries* for more information.

Sales Charge Reductions

Lower sales charges on the purchase of shares are available by:

- **Rights of Accumulation:** combining the value of additional purchases of shares of any of the funds within the Ivy Funds and/or the InvestEd Portfolios with (i) the NAV of Portfolio shares already allocable to your Ivy InvestEd Plan account or in an account eligible for grouping with your account (see *Account Grouping* below) and (ii) the NAV of any class of shares of any of the funds within the Ivy Funds held in any Managed Allocation Portfolio (MAP) or Strategic Portfolio Allocation (SPA) program through Waddell & Reed, Inc. (Waddell & Reed). To be entitled to rights of accumulation, you must inform Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Portfolios' transfer agent, that you are entitled to a reduced sales charge and provide WISC with the name and number of the existing account(s) with which your purchase may be combined. The reduced sales charge is applicable only to the new purchase. It is not retroactive to shares already allocable to your account or in an account eligible for grouping with your account. Your accumulated holdings will be calculated as the higher of (a) the current value of your existing holdings or (b) the amount you invested (including reinvested dividends and other distributions, but excluding capital appreciation) less any withdrawals.

- **Letter of Intent:** grouping all purchases of the funds referenced above, made during a thirteen-month period pursuant to a Letter of Intent (LOI). By signing an LOI, which is available from WISC, you indicate an intention to invest, over a thirteen-month period, a dollar amount sufficient to qualify for a reduced sales charge. In determining the amount which you must invest in order to qualify for a reduced sales charge under the LOI, your Portfolio shares already allocable to the same account in which the purchase is being made or in any account eligible for grouping with that account, as described in *Account Grouping* below, and your shares of any of the funds within the Ivy Funds held in any MAP or SPA program through Waddell & Reed, will be included. For purposes of fulfilling the dollar amount required to be invested pursuant to your LOI, all such investments must be initiated prior to the expiration of the thirteen-month period, and will qualify under your LOI, even if the assets are received after the expiration of the thirteen-month period (such as a rollover or transfer from another institution). You must notify WISC if a rollover or transfer from another institution is pending upon the termination of the thirteen-month LOI period. In any event, such assets must be received by WISC no later than 90 days after the initiation date of the rollover or transfer. It is the responsibility of the investor and/or the dealer of record to advise WISC about the LOI when placing purchase orders during the LOI period. You may need to provide appropriate documentation to WISC to evidence the initiation date of the rollover or transfer. Purchases made during the 30 calendar days prior to receipt by WISC of a properly completed LOI will be considered for purposes of determining whether a shareholder has satisfied the LOI. If IDI reimburses the sales charge for purchases prior to WISC's receipt of an LOI, the thirteen-month LOI period will be deemed to have commenced on the date of the earliest purchase within the 30 calendar days prior to receipt by WISC of the LOI.

  When an LOI is established, shares valued at 5% of the intended investment are held in escrow. Escrowed shares will be released from escrow once the terms of the LOI are satisfied. If the amount invested during the thirteen-month LOI period is less than the amount specified by the LOI, the LOI will terminate and the applicable sales charge specified in the Prospectus will be charged as if the LOI had not been executed, and such sales charge will be collected by the redemption of escrowed shares equal in value to such sales charge. Any redemption you request during the thirteen-month LOI period will be taken first from non-escrowed shares. Any request you make that will require redemption of escrowed shares will result in termination of the LOI, and the applicable sales charge specified in the Prospectus will be collected by the redemption of escrowed shares. Any escrowed shares not needed to pay the applicable sales charge will be available for redemption by you.

  Purchases of shares of any of the funds within the Ivy Funds and/or the InvestEd Portfolios will be considered for purposes of meeting the terms of an LOI, except as set forth herein. Investments in mutual funds other than those described in the preceding sentence and in insurance products offered by Waddell & Reed will not be considered for purposes of meeting the terms of an LOI.

- **Account Grouping:** grouping purchases by certain related persons. For the purpose of taking advantage of the lower sales charges available for large purchases, a purchase of Portfolio shares in your Ivy InvestEd Plan account may be grouped with the current account value of purchased Class A, Class B, Class C and/or Class E shares in any other account that you may own, with your shares of any of the funds within the Ivy Funds directly held in any MAP or SPA program through Waddell & Reed, or in accounts of household members of your immediate family (spouse and children under 21). Please note that grouping is allowed only for a) accounts of the owner that have the same address or Social Security or other taxpayer identification number, and b) accounts of immediate family members living (or maintaining a permanent address) in the same household as the owner; however, you also may group purchases made by you and your immediate family in: business accounts controlled by you or your immediate family (*e.g.*, you own the entire business); partnerships for which you or a member of your immediate family is the controlling partner; trust accounts established by you or your immediate family or trust accounts for which you or a member of your immediate family is a beneficiary; minor-owned accounts for which you serve as custodian or guardian; and/or accounts of endowments or foundations established and controlled by you or your immediate family. For purposes of account grouping, an individual's legally-recognized domestic partner who has the same address may be treated as his or her spouse.

In order for an eligible purchase to be grouped, you must advise WISC at the time the purchase is made that it is eligible for grouping and identify the accounts with which it may be grouped.

Shares of Ivy Government Money Market Fund are not eligible for either Rights of Accumulation or LOI privileges, unless such shares have been acquired by exchange for Class A shares on which a sales charge was paid, or as a dividend or other distribution on such acquired shares.

If you are investing $250,000 or more, either as a lump sum or through one of the sales charge reduction features described above, you may be eligible to buy Portfolio shares allocable to your Ivy InvestEd Plan account without a sales charge. However, you may be charged a CDSC of 1.00% on any shares purchased without a sales charge that you sell within the first 12 months of owning them. The CDSC is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed. Accordingly, no CDSC will be imposed on increases in NAV above the initial purchase price. This CDSC may be waived under certain circumstances, as noted in the Prospectus. Your financial advisor or a WISC representative can answer your questions and help you determine if you are eligible.

Sales Charge Waivers for Certain Investors

Shares may be purchased at NAV for Ivy InvestEd Plan accounts owned by:

- Current and former Trustees of the Trust (or former directors or trustees of any entity to which the Trust or a Portfolio is the successor), directors of affiliated companies of the Trust, or of any affiliated entity of IDI, current and former employees of IDI and its affiliates, current and former financial advisors of Waddell & Reed and its affiliates and the spouse, children, parents, children's spouses and spouse's parents of each (including purchases into certain retirement plans and certain trusts for these individuals), and the employees of financial advisors of Waddell & Reed. Commencing on October 31, 2019, the only former Trustees, employees and financial advisors that are eligible to purchase shares at NAV are those purchasing into accounts that were established by such individuals prior to October 31, 2019. Such individuals are not eligible to purchase shares at NAV into new accounts that are established after October 31, 2019.
- Sales representatives, and their immediate family members (spouse, children, parents, children's spouses and spouse's parents), associated with unaffiliated third party broker-dealers with which IDI has entered into selling agreements
- Certain clients investing through certain investment advisers and broker-dealers in fee-based brokerage or advisory accounts, wrap accounts and asset allocation programs that charge asset-based fees
- Clients who transferred their 529 Plan accounts (*i.e.*, accounts under a plan associated with a qualified state tuition program established in accordance with Section 529 of the Code) from the Arizona Family College Savings Program sponsored by Securities Management and Research, Inc. (SM&R) to the Ivy InvestEd Plan due to the closing of the SM&R-sponsored 529 Plan, and who established their SM&R-sponsored 529 Plans directly through SM&R rather than through a financial intermediary and qualified for NAV pricing through SM&R
- Participants in an employer sponsored payroll deduction plan having 100 or more eligible employees, and the shares are purchased through payroll deduction

For purposes of determining eligibility for sales at NAV, an individual's legally-recognized domestic partner who has the same address may be treated as his or her spouse. The Portfolios reserve the right to modify or waive the above policies at any time.

Sales Charge Waivers for Certain Transactions

Shares may be purchased at NAV through:

- **Exchange** of shares of InvestEd Portfolios and, for clients of Waddell & Reed and non-affiliated third parties that have entered into selling agreements with IDI, the distributor of the Ivy Funds, Class A shares of any fund within the Ivy Funds if (i) a sales charge was previously paid on those shares, (ii) the shares were received in exchange for shares on which a sales charge was paid or (iii) the shares were acquired from reinvestment of dividends and other distributions paid on such shares.
- **Reinvestment** once each calendar year (subject to applicable regulations) of all or part of the proceeds of redemptions of your shares into the same Portfolio and account from which the shares were redeemed, if the reinvestment is made within 60 calendar days of the Trust's receipt of your redemption request (minimum investment amounts will apply). Purchases made pursuant to the AIS, payroll deduction or regularly scheduled contributions made by employers on behalf of their employees are not eligible for purchases at NAV under this policy.
- **Direct Rollover** initiated from an account in a qualified state tuition program, where (i) such account is under a plan associated with a qualified state tuition program established in accordance with Section 529 of the Code, (ii) the shares were purchased through a broker-dealer or financial advisor, and (iii) the selling agreement or any other agreement between IDI and the broker-dealer does not prohibit direct rollovers at NAV into another qualified state tuition program. The sales charge waiver only applies to the shares purchased with the direct rollover proceeds, and additional contributions made to your Ivy InvestEd Plan account will be assessed the applicable sales charge. If rolling over assets from an in-state to an out-of-state 529 Plan, you should be aware that some states require the recapture of prior state tax benefits and/or the rollover may be otherwise taxable by the state from whose 529 Plan you are exiting. You should also consider possible withdrawal charges by the 529 Plan which you are exiting and differences in ongoing fees. You should consult a qualified tax advisor for individualized advice before initiating the rollover.

Information about the purchase of Trust shares for your Ivy InvestEd Plan account, applicable sales charges and sales charge reductions and waivers also is available, free of charge, at www.ivyinvestments.com, including hyperlinks to facilitate access to this information. You also will find more information in the SAI about sales charge reductions and waivers.

The CDSC for Portfolio shares that are subject to a CDSC will not apply in the following circumstances:

- redemptions that result from the death of the Account Owner or, for an account in an employer-sponsored plan, the death of the participant. The death must have occurred after the account was established with IDI

- redemptions that result from the disability of the Account Owner. The disability must have occurred after the account was established with IDI

- redemptions of shares purchased for Ivy InvestEd Plan accounts held by current and former Trustees of the Trust (or former directors or trustees of any entity to which the Trust or a Portfolio is the successor), directors of affiliated companies of the Trust, or of any affiliated entity of IDI, current and former employees of IDI and its affiliates, current and former financial advisors of Waddell & Reed and its affiliates, and the spouse, children, parents, children's spouses and spouse's parents of each (including redemptions from certain retirement plans and certain trusts for these individuals), and the employees of financial advisors of Waddell & Reed. Commencing on October 31, 2019, the only former Trustees, employees and financial advisors who are eligible to sell their shares that are subject to a CDSC without paying a CDSC are those selling from accounts that were established by such individuals prior to October 31, 2019. Such individuals are not eligible to sell their shares that are subject to a CDSC without paying a CDSC from accounts that are established after October 31, 2019

- redemptions of shares for the purpose of complying with the excess contribution limitations prescribed by the Program if the excess contributions are rolled over to another Ivy InvestEd Plan account for a different Designated Beneficiary

- redemptions the proceeds of which are (subject to applicable regulations) reinvested within 60 calendar days in shares of the same Portfolio as that redeemed

- redemptions made by shareholders that have purchased shares of the Trust through certain group plans that have selling agreements with IDI and/or Waddell & Reed and that are administered by a third party and/or for which brokers not affiliated with IDI and/or Waddell & Reed provide administrative or record keeping services

- the exercise of certain exchange privileges

These exceptions may be modified or eliminated by the Trust at any time without prior notice to shareholders, except with respect to redemptions effected pursuant to the Trust's right to liquidate a shareholder's shares, which may require certain notice.

Additional Compensation to Intermediaries

Your financial advisor and the financial intermediary with which your financial advisor is affiliated typically will receive compensation when you buy and/or hold Portfolio shares in your Ivy InvestEd Plan account. The source of that compensation may include the sales load, if any, that you pay as an investor; and/or the 12b-1 fee, if applicable, paid by the Portfolio shares that you own in your Ivy InvestEd Plan account. Additionally, IDI has agreements with certain financial intermediaries which provide for one or more of the following: fees paid by IDI and/or its affiliates to such intermediaries based on a percentage of assets, sales and/or an amount per shareholder account; networking and/or sub-accounting fees paid by the Portfolios; and/or other payments by IDI and/or its affiliates, from their own resources.

While Financial Industry Regulatory Authority (FINRA) regulations limit the sales charges that you may bear as a Portfolio shareholder, there are no limits with regard to the amounts that IDI may pay out of its own reasonable resources and legitimate profits. The amount and type of compensation that your financial advisor or intermediary receives will vary based upon the shares of the Portfolios you buy, the value of those shares and the compensation practices of the intermediary. Compensation to the intermediary may be significant, and generally is based on the value of shares of the Portfolio allocable to its clients' Ivy InvestEd Plan accounts and also may be based on the gross and/or net sales of the Portfolio shares attributable to the intermediary. That compensation recognizes the distribution, administrative, promotional and/or other services provided by the intermediary, and may be required by the intermediary in order for Ivy InvestEd Plan accounts to be available for sale by the intermediary. The rate of compensation depends upon various factors, including but not limited to the intermediary's established policies and prevailing practices in different segments of the financial services industry.

In addition, an intermediary may maintain omnibus accounts or similar arrangements with an affiliated Underlying Fund for consolidated holdings of an affiliated Underlying Fund's shares by its clients, and may receive payments from IDI or its affiliates, or the affiliated Underlying Funds, for providing related recordkeeping and other services.

IDI also may compensate an intermediary and/or financial advisor for IDI's participation in various activities sponsored and/or arranged by the intermediary, including but not limited to programs that facilitate educating financial advisors and/or their clients about various topics, including Ivy InvestEd Plan accounts and the Portfolios. IDI also may pay, or reimburse, an intermediary for certain other costs relating to the marketing of Ivy InvestEd Plan accounts. The rate of compensation depends upon various factors, including but not limited to the nature of the activity and the intermediary's established policies. Intermediaries may receive promotional incentives to the extent permitted by applicable laws and regulations.

Compensation arrangements such as those described above are undertaken, among other reasons, to help secure and maintain appropriate availability, visibility and competitiveness for Ivy InvestEd Plan accounts and the Portfolios, such that they may be widely available and have the capacity to grow and potentially gain economies of scale for Trust shareholders. Please contact your financial intermediary for details about payments it may receive from IDI and/or its affiliates. Please consult the SAI for additional information regarding compensation arrangements with intermediaries.

Potential Conflicts of Interest

IDI is the principal underwriter and distributor of the Portfolios. IDI is a corporate affiliate of Waddell & Reed and, as a result, IDI and Waddell & Reed have certain conflicts of interest in connection with the offering of the Portfolios.

In addition to offering Ivy lnvestEd Plan accounts, Waddell & Reed financial advisors also offer Ivy Funds and Ivy Variable Insurance Portfolios for sale. Waddell & Reed financial advisors are not required to sell only shares of the Ivy Funds and/or the lnvestEd Portfolios, have no sales quota with respect to these products and receive the same percentage rate of compensation for all shares of mutual funds they sell, including shares of the Ivy Funds and/or the lnvestEd Portfolios.

Companies affiliated with Waddell & Reed (Service Affiliates) also serve as shareholder servicing agent and accounting services agent for the Ivy Funds and as custodian for certain retirement plan accounts available through Waddell & Reed. The Service Affiliates receive fees for the services they provide to the Ivy Funds and/or the shareholders in the Ivy Funds.

IICO manages the assets of the Ivy Funds and earns investment advisory fees for providing these investment management services. These fees are assessed daily on the net assets held by the Ivy Funds and are paid to IICO out of fund assets. Waddell & Reed, IICO, IDI and the Service Affiliates are subsidiaries of Waddell & Reed Financial, Inc.

Increased sales of shares of the Ivy Funds and/or the InvestEd Portfolios generally result in greater revenues, and greater profits, to Waddell & Reed, IICO, IDI and the Service Affiliates, since payments to Waddell & Reed, IICO, IDI and the Service Affiliates increase as more assets are invested in the Ivy Funds and/or more fund accounts are established. Waddell & Reed employee compensation (including management) and operating goals at all levels are tied to Waddell & Reed's overall profitability. At times, this may result in more training and product support for Waddell & Reed financial advisors to assist them with sales of shares of the Ivy Funds and/or the InvestEd Portfolios, which may influence the Waddell & Reed financial advisor's decision to recommend the Ivy Funds and/or the InvestEd Portfolios.

Portability

The Portfolios' shares may be purchased for Ivy InvestEd Plan accounts that are offered and serviced only through broker-dealers and other financial intermediaries (Financial Intermediaries) that have entered into selling agreements with IDI. If you decide to terminate your relationship with your Financial Intermediary, you should consider that you will be able to transfer your Ivy InvestEd Plan account to another Financial Intermediary only if that Financial Intermediary has a selling agreement with IDI.

Not all Financial Intermediaries have such selling agreements, and the selling agreements typically may be terminated without notice to you. If you select a Financial Intermediary that has no selling agreement with IDI or whose selling agreement is terminated after you transfer your Ivy InvestEd Plan account, you will either have to hold your Ivy InvestEd Plan account through IDI or transfer your Ivy InvestEd Plan account to another 529 Plan.

Ivy InvestEd Plan Account Registration

Pursuant to Arizona requirements, Ivy InvestEd Plan accounts generally may only be registered in the name of an individual who is the Account Owner. The Account Owner is the one who has the authority to designate the Designated Beneficiary, make withdrawals, select the Portfolios in which to invest and otherwise control the account. The Account Owner may be anyone — a parent, grandparent, dated trust, friend or self. Joint owners, or joint accounts, are not permitted. Although only one person may be listed as the Account Owner, you should designate a successor Account Owner on the Ivy InvestEd 529 Plan Account Application in the event of the Account Owner's death.

An account also may be opened by a state or local government or a 501(c)(3) organization as the Account Owner, if the account will be used to fund scholarships for persons whose identity will be determined after the account is opened.

Although these registrations are the only way an account can be set up, anyone may contribute to an Ivy InvestEd Plan account once it is established. See the section entitled *Additional Investments*.

The Account Owner will identify, on the Ivy InvestEd 529 Account Application, a Designated Beneficiary. A Designated Beneficiary can be any person interested in pursuing educational opportunities at an eligible educational institution, including the Account Owner.

If the Account Owner requests a change of the Designated Beneficiary, via the Beneficiary Change Form, the Account Owner will have the option of exchanging the assets to the Age-Based Plan or into another Portfolio that is not based on the age of the new Designated Beneficiary.

The Designated Beneficiary can be changed to a family member, as defined by current tax laws, of the original beneficiary.

There is a one-time $10 application fee per Ivy InvestEd Plan account, paid by IDI at the time of the initial investment and forwarded to the Arizona State Treasurer's Office, to help defray its administrative costs. Shares of a Portfolio allocable to your Ivy InvestEd Plan account are held in the name of the Arizona State Board of Investment (Commission), as Trustee of the Program. Effective October 1, 2020, the Arizona State Board of Investment became Trustee of the Family College Savings Program Trust Fund, replacing the Arizona Commission for Postsecondary Education. Also, effective October 1, 2020, the Arizona State Treasurer's Office became Administrator of the Arizona Family College Savings Program.

Ivy InvestEd Plan accounts (same owner, same Designated Beneficiary, and same registration type) with a balance of less than $25,000 on the second Tuesday of each December will be charged an annual account fee of $20. This fee will be waived for Arizona residents, accounts enrolled with AIS, as well as for certain trustees, directors, employees and financial advisors (and certain of their family members) of IDI and its affiliates.

Pricing of Portfolio Shares

The price to buy a share of a Portfolio, called the offering price, is calculated every business day. Each Portfolio is open for business every day the New York Stock Exchange (NYSE) is open. The Portfolios normally calculate their NAVs as of the close of business of the NYSE, normally 4:00 PM Eastern Time. Certain of the Underlying Funds may invest in securities listed on foreign exchanges, or otherwise traded in a foreign market, which may trade on Saturdays or on U.S. national business holidays when the NYSE is closed. Consequently, the NAV of an Underlying Fund's shares may be significantly affected on days when it does not price its shares and when you are not able to purchase or redeem the Portfolio's shares. The offering price of a share (the price to buy one share) is the next NAV calculated per share plus the applicable sales charge.

Net Asset Value

In the calculation of a Portfolio's NAV, the shares of the Underlying Funds held by the Portfolio are valued at their respective NAVs per share. In the calculation of an affiliated Underlying Fund's NAV:

- Securities traded on an exchange held by the Underlying Fund ordinarily are valued by an independent pricing service at their closing price as reported by the principal securities exchange on which the securities are traded.
- If a price from the primary independent pricing service is not available, a price will be obtained from another independent pricing service. In the event a price is not available from an independent pricing service, a price will be sought from an exchange.
- Fixed-income securities, including bonds, foreign bonds, convertible bonds, municipal bonds, U.S. government securities, mortgage-backed securities and swap agreements ordinarily are valued according to prices quoted by an independent pricing service.
- Precious metals are valued at the last traded spot price for the appropriate metal immediately prior to the time of valuation.
- Other investment assets for which market prices are unavailable or are not reflective of current market value are valued at their fair value by or at the direction of the Board, as discussed below.

When an affiliated Underlying Fund believes a reported market price for a security does not reflect the amount the fund would receive on a current sale of that security, the fund may substitute for the market price a fair-value determination made according to procedures approved by the Underlying Fund's board of trustees. An affiliated Underlying Fund may use these procedures to value certain types of illiquid securities. In addition, fair value pricing generally will be used by an affiliated Underlying Fund if the exchange on which a portfolio security is traded closes early or if trading in a particular security is halted during the day and does not resume prior to the time the affiliated Underlying Fund's NAV is calculated.

An affiliated Underlying Fund also may use these methods to value securities that trade in a foreign market if a significant event that appears likely to materially affect the value of foreign investments or foreign currency exchange rates occurs between the time that foreign market closes and the time the NYSE closes. Some affiliated Underlying Funds that may invest a significant portion of their assets in foreign securities (and derivatives related to foreign securities) also may be susceptible to a time zone arbitrage strategy in which shareholders attempt to take advantage of fund share prices that may not reflect developments in foreign securities markets or derivatives that occurred after the close of such market but prior to the pricing of fund shares. In that case, such securities investments may be valued at their fair values as determined according to the procedures approved by the affiliated Underlying Fund's board of trustees. Significant events include, but are not limited to, (1) events impacting a single issuer, (2) governmental actions that affect securities in one sector, country or region, (3) natural disasters or armed conflicts affecting a country or region, and (4) significant U.S. or foreign market fluctuations.

The affiliated Underlying Funds have retained certain third-party pricing services (together, the Service) to assist in fair valuing foreign securities and other foreign investments (collectively, Foreign Securities), if any, held in the funds' portfolios. The Service conducts a screening process to indicate the degree of confidence, based on historical data, that the closing price in the principal market where a Foreign Security trades is not the current market value as of the close of the NYSE. For Foreign Securities where WISC, in accordance with guidelines adopted by the affiliated Underlying Funds' board of trustees, believes, at the approved degree of confidence, that the price is not reflective of current market price, WISC may use the indication of fair value from the Service to determine the fair value of the Foreign Securities. The Service, the methodology or the degree of certainty may change from time to time. The board of trustees of the affiliated Underlying Funds regularly reviews, and WISC regularly monitors and reports to the board, the Service's pricing of the funds' Foreign Securities, as applicable.

Fair valuation has the effect of updating security prices to reflect market value based on, among other things, the recognition of a significant event — thus potentially alleviating arbitrage opportunities with respect to an affiliated Underlying Fund's shares. Another effect of fair valuation on an affiliated Underlying Fund is that the affiliated Underlying Fund's NAV (and, therefore, a Portfolio's NAV) will be subject, in part, to the judgment of the board of trustees or its designee instead of being determined directly by market prices. When fair value pricing is applied, the prices of securities used by an affiliated Underlying Fund to calculate its NAV may differ from quoted or published prices for the same securities, and therefore, a shareholder purchasing or redeeming shares on a particular day might pay or receive more or less than would be the case if a security were valued differently. The use of fair value pricing also may affect all shareholders in that if redemption proceeds or other payments based on the valuation of the assets of an affiliated Underlying Fund were paid out differently due to fair value pricing, all shareholders will be impacted incrementally. There is no assurance, however, that fair value pricing will more accurately reflect the value of a security on a particular day than the market price of such security on that day or that it will prevent or alleviate the impact of market timing activities. For a description of market timing activities, please see *Market Timing Policy*.

Buying Shares

You may buy shares allocable to your Ivy InvestEd Plan account through third parties that have entered into selling arrangements with IDI. Contact any authorized investment dealer for more information. To open your account, you must complete and sign an application. WISC will not accept account applications unless submitted by an entity with which IDI maintains a current selling agreement. Your financial advisor can help you with any questions you might have.

WISC generally will not accept new account applications to establish an account with a non-U.S. address (APO/FPO addresses are acceptable).

Initial Purchases: When you place an initial order to buy shares allocable to your Ivy InvestEd Plan account, your order, if accepted, will be processed at the next NAV calculated (plus any applicable sales charge) after your order, in proper form, is received and accepted. Proper form for an initial purchase includes receipt by WISC of a completed Ivy InvestEd 529 Plan Account Application and additional required documentation, if applicable. Please note that all of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. Neither cash nor post-dated checks will be accepted.

Shares of a Portfolio may be purchased for your Ivy InvestEd Plan account through certain broker-dealers, banks and other third parties, some of which may charge you a fee. These firms may have additional requirements regarding the purchase of Portfolio shares for your Ivy InvestEd Plan account. Your initial order will receive the offering price next calculated after the order has been received in proper form by WISC. Therefore, if your order is received in proper form by WISC before 4:00 PM Eastern Time on a day in which the NYSE is open, you should generally receive that day's offering price. If your order is received in proper form by WISC after 4:00 PM Eastern Time, you will receive the offering price as calculated as of the close of business of the NYSE on the next business day.

Subsequent Purchases: You may make subsequent purchases of shares of a Portfolio for your Ivy InvestEd Plan account through certain broker-dealers, banks and other third parties, some of which may charge you a fee. These firms may have additional requirements regarding the purchase of Portfolio shares for your Ivy InvestEd Plan account. If you make subsequent purchases of a Portfolio from certain broker-dealers, banks or other authorized third parties that perform account transactions for their clients through the National Securities Clearing Corporation (NSCC), the Portfolio will be deemed to have received your purchase order when that third party (or its designee) has received your order in proper form. Your order will receive the offering price next calculated after the order has been received in proper form by the authorized party (or its designee). Therefore, if your order is received in proper form by that firm before 4:00 PM Eastern Time on a day in which the NYSE is open, you should generally receive that day's offering price, even if such financial intermediary fails in its duty to transmit the order in a timely manner. If your order is received in proper form by that firm after 4:00 PM Eastern Time, you should generally receive the offering price next calculated on the following business day. If the firm does not perform account transactions systematically through the NSCC and has not entered into an agreement permitting it to aggregate orders it receives prior to 4:00 PM Eastern Time and transmit such orders to the Portfolio on or before the following business day, you will receive the offering price next calculated after the order has been received in proper form by WISC. You should consult that firm to determine the time by which it must receive your order for you to purchase shares of a Portfolio at that day's price.

Broker-dealers that perform account transactions for their clients by participation through the NSCC are responsible for obtaining their clients' permission to perform those transactions and are responsible to their clients for whose account shares of a Portfolio are purchased if the broker-dealer performs any transaction erroneously or improperly.

When you sign your account application, you will be asked to certify that your Social Security number or other taxpayer identification number is correct and whether you are subject to backup withholding for failing to report income to the IRS.

If you buy shares by check, and then sell those shares by any method other than by exchange to another Portfolio or fund within the Ivy Funds, the payment may be delayed for up to 10 days from the date of purchase to ensure that your previous investment has cleared.

The transfer agent reserves the right to reject any purchase orders, including purchases by exchange, and it and the Trust reserve the right to discontinue offering Portfolio shares for purchase.

To add to your account by mail: Make your check payable to Ivy Investments. Mail the check to the address below, along with the form that accompanies the confirmation of a prior financial transaction or with a letter stating your account number, the account registration and the Portfolio that you wish to purchase. Mail to:


Ivy Investments
P.O. Box 219722
Kansas City, Missouri 64121-9722


To add to your account by wire purchase: Instruct your bank to wire the amount you wish to invest, along with the account number and registration, to UMB Bank, n.a., ABA Number 101000695, DDA Number 98-0000-797-8.

To add to your account by telephone or internet: To purchase shares of a Portfolio by Automated Clearing House (ACH) via telephone or internet access, you must have an existing account number and you must have previously established the telephone or internet method to purchase through a completed Express Transaction Authorization Form (separately or within your new account application). Please call (888) 923-3355 to request your purchase. For internet transactions, you may not execute trades greater than $25,000 per Portfolio per day.

To add to your account by Automatic Investment Service: You can authorize having funds electronically drawn each month from your bank account through Electronic Funds Transfer (EFT) and invested as a purchase of shares into your account. Complete the appropriate sections of the Ivy InvestEd 529 Plan Account Application to establish the AIS.

Exchanges

Upon receipt of a completed Ivy InvestEd 529 Plan Account Application and additional required documentation, if applicable, for clients of affiliated and non-affiliated third parties that have entered into selling agreements with IDI, you may sell your Class A shares of a fund within the Ivy Funds, and buy for your Ivy InvestEd Plan account shares of a Portfolio in InvestEd Portfolios. Such purchase will be without the payment of an additional sales charge if you exchange Class A shares upon which you have already paid a front-end sales charge.

As described in the section entitled Your Account — Choosing a Portfolio, unless you elect otherwise your initial investment will be made into one of the ten Portfolios based on the age of your Designated Beneficiary, and the value of your account will be automatically exchanged to a different Portfolio within approximately 30 days after the Designated Beneficiary's birthday, as shown in the table in the section Your Account — Choosing a Portfolio.

If you elect, initially, to invest in a Portfolio that is outside the age range of your Designated Beneficiary or another investment option available within the Ivy InvestEd Plan, your account will not participate in the automatic exchange feature described above. Whether you invest through the Age-Based Plan or otherwise select a Portfolio or other investment option available within the Ivy InvestEd Plan, you may only change your investment choice twice each calendar year or upon a change in the Designated Beneficiary on the account, except as described below. A reallocation of your Ivy InvestEd Plan account among the available investment options will be deemed to constitute an investment strategy change and may prohibit you from making any other investment changes or transferring your investment to another 529 Plan sponsored by the State of Arizona during the calendar year of your change, unless they are made upon a change in the Designated Beneficiary. Federal law generally permits 529 Plan owners to make investment strategy changes only twice each calendar year or upon a change in the Designated Beneficiary.

Transfers

UTMA/UGMA and Coverdell Education Savings Account (ESA) transfers. Accounts established under the Uniform Transfers to Minors Act (UTMA) or the Uniform Gifts to Minors Act (UGMA), or Coverdell ESAs are considered irrevocable gifts to the child who is the beneficiary of the account.

Therefore, if you want to transfer a current UTMA/UGMA account or Coverdell ESA to an Ivy InvestEd Plan account, the ownership cannot be changed, and the child will be both the Account Owner and the Designated Beneficiary. The custodian may still make contributions to the Ivy InvestEd Plan account, and a Responsible Individual (usually the UTMA/UGMA custodian) must be named to control the account until the child reaches the age of majority. The Designated Beneficiary cannot be changed. Please remember that such a transfer will be a taxable event and that the Responsible Individual has the duty to use the proceeds of the account only for the benefit of the Designated Beneficiary. No successor account owner can be established on an account transferred from a UTMA/UGMA account or Coverdell ESA. A successor Responsible Individual should be named to control the account in the event of the death of the current Responsible Individual.

Other States' 529 Plans. You may transfer, or rollover, the assets invested in another state's 529 Plan to an Ivy InvestEd Plan account by completing the Ivy InvestEd 529 Plan Rollover Request form.

Minimum Investments

The Portfolios' initial and subsequent investment minimums generally are as follows, although the Portfolios and/or IDI may reduce or waive the minimums in some cases:

To Open an Account	$250 (per Portfolio)
For certain exchanges	see below[1]
For accounts opened with AIS	$150 (per Portfolio)*
For accounts established through payroll deductions	Any amount
To Add to an Account	Any amount
For certain exchanges	$50 (per Portfolio)
For AIS	$50 (per Portfolio)
For payroll deductions	Any amount

[1] Minimum investment for an exchange is either (i) a single $250 exchange or (ii) the combination of a $150 exchange in combination with either (a) a $50 per month AIS or (b) a $50 per month systematic exchange from another fund.

* An account may be opened with no initial investment and AIS set up on the account if the account is pending a Transfer of Assets from another investment company.

Additional Investments

Subject to the minimums described above, you, or anyone, can make additional investments of any amount at any time; however, all or a portion of the amount invested will not be accepted to the extent that such contributions would cause the total maximum account value or balance for a Designated Beneficiary for all 529 Plans sponsored by the State of Arizona to exceed limits imposed by the Ivy InvestEd Plan. For the period October 1, 2020 through September 30, 2021, the maximum account balance is $505,000, which includes balances in all Program accounts for the same Designated Beneficiary. Maximum account balance amounts will be adjusted each year based upon a formula developed by The College Board that estimates the average cost of attending a private 4-year college. Under current law, any excess contribution with respect to a Designated Beneficiary must be promptly withdrawn as a non-qualified withdrawal (see *Distributions and Taxes — Taxes*) or rolled over into an account for a different Designated Beneficiary.

If you purchase shares of the Portfolios from certain broker-dealers, banks or other authorized third parties, additional purchases may be made through those firms.

Selling Shares

You can arrange to take money out of your Ivy InvestEd Plan account at any time by selling (redeeming) some or all of the shares allocable to your Ivy InvestEd Plan account.

The redemption price (price to sell one share of a Portfolio) is the next calculated NAV per share of that Portfolio, subject to any applicable CDSC.

Only the Account Owner may request withdrawals from an Ivy InvestEd Plan account, which will be accomplished by selling (redeeming), at any time, some or all of the shares allocable to the account, subject to a penalty if applicable.

When you place an order for a withdrawal from your Ivy InvestEd Plan account, that order will be treated as an order to sell Portfolio shares, and the shares will be sold at the next NAV calculated, subject to any applicable CDSC, after your order, in proper form, is received and accepted. Proper form includes receipt by WISC of a completed Ivy InvestEd 529 Plan Distribution Form. Withdrawals will be classified as either "qualified" or "non-qualified" distributions for federal, state and local income tax purposes. See *Distributions and Taxes — Taxes*.

At the request of the Account Owner, the withdrawal proceeds may be made payable to an eligible educational institution on behalf of the Designated Beneficiary.

Please note also:

- If you recently purchased the shares by check or ACH, the Portfolio may delay payment of redemption proceeds. You may arrange for the bank upon which the purchase check was drawn to provide telephone or written assurance, satisfactory to the Portfolio, that the check has cleared and been honored. If you do not, payment of the redemption proceeds on these shares will be delayed until the earlier of 10 days from the date of purchase or the date the Portfolio can verify that your purchase check has cleared and been honored.
- Redemptions may be suspended or payment dates postponed on days when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.
- Under normal circumstances, the Portfolios anticipate that payment of redemption proceeds will be made within 3 business days after receipt of a request for redemption in proper form, regardless of the method by which such order is placed. However, each Portfolio reserves the right to take up to 7 days to pay out redemption proceeds after receipt of a request for redemption in proper form, as permitted by the 1940 Act.
- Although payment of redemption proceeds normally is made in cash, redemptions may be made in portfolio securities under certain conditions and circumstances as determined by the Board, such as during times of stressed market conditions or when conditions exist that make cash payments undesirable. Cash used for redemptions typically will be raised from the sale of portfolio assets or may come from a Portfolio's existing holdings of cash or cash equivalents.
- The Trust is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of its NAV during any 90-day period for any one shareholder.
- If you purchased shares of a Portfolio from certain broker-dealers, banks or other authorized third parties, you may sell those shares through those firms, some of which may charge you a fee and may have additional requirements to sell Portfolio shares. For firms that perform account transactions systematically through the NSCC, the Portfolio will be deemed to have received your order to sell shares when that firm (or its designee) has received your order in proper form. Your order will receive the NAV of the redeemed shares, subject to any applicable CDSC, next calculated after the order has been received in proper form by the authorized firm (or its designee). Therefore, if your order is received in proper form by that firm before 4:00 PM Eastern Time on a day on which the NYSE is open, you should generally receive that day's offering price. If your order is received in proper form by that firm after 4:00 PM Eastern Time, you should generally receive the offering price next calculated on the following business day. If the firm does not perform account transactions systematically through the NSCC and has not entered into an agreement permitting it to aggregate orders it receives prior to 4:00 PM Eastern Time and transmit such orders to the Portfolio on or before the following business day, you will receive the NAV next calculated after the order has been received in proper form by WISC. You should consult that firm to determine the time by which it must receive your order for you to sell shares at that day's price.
- Broker-dealers that perform account transactions for their clients through the NSCC are responsible for obtaining their clients' permission to perform those transactions, and are responsible to their clients who are shareholders of the Trust if the broker-dealer performs any transaction erroneously or improperly.

The Trust may require a signature guarantee if the check is made payable to someone other than the Account Owner. This requirement is to protect you, the Trust and IDI from fraud. You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public.

You may reinvest in any one of the Portfolios, without a sales charge, all or part of the amount of shares you redeemed (subject to applicable regulations) by sending to the applicable Portfolio the amount you want to reinvest for your Ivy InvestEd Plan account. The reinvested amounts must be received by the Portfolio within 60 calendar days after the date of your redemption, and the reinvestment must be made into the same Portfolio and Ivy InvestEd Plan account from which it was redeemed (minimum investment amounts will apply).

You may do this only once each calendar year with respect to shares of a Portfolio. This privilege may be eliminated or modified at any time without prior notice to shareholders. Purchases made pursuant to the AIS, payroll deduction or regularly scheduled contributions made by an employer on behalf of its employees are not eligible for purchases at NAV under this policy.

The CDSC, if equal to or greater than $10, will not apply to the proceeds of shares of a Portfolio which are redeemed and then reinvested in shares of the same Portfolio within 60 calendar days after such redemption. WISC will, with your reinvestment (subject to applicable regulations), restore an amount equal to the CDSC attributable to the amount reinvested by adding the CDSC amount to your reinvestment (provided that the CDSC is equal to or greater than $10). For purposes of determining a future CDSC, the reinvestment will be treated as a new investment. You may do this only once each calendar year with respect to shares of a Portfolio. The reinvestment must be made into the same Portfolio and Ivy InvestEd Plan account from which the shares had been redeemed. This privilege may be eliminated or modified at any time without prior notice to shareholders. Purchases made pursuant to the AIS, payroll deduction or regularly scheduled contributions made by an employer on behalf of its employees are not eligible for purchases at NAV under this policy.

Telephone Transactions

The Trust and its agents will not be liable for following instructions communicated by telephone that they reasonably believe to be genuine. WISC, the Trust's transfer agent, will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If WISC fails to do so, WISC may be liable for losses due to unauthorized or fraudulent instructions. Current procedures relating to instructions communicated by telephone include tape recording instructions, requiring personal identification and providing written confirmations of transactions effected pursuant to such instructions.

Shareholder Services

If you are investing through certain third-party broker-dealers, please contact your plan administrator or other record keeper for information about your account.

If you have established an account that is maintained on the Portfolios' shareholder servicing system, WISC can provide you with assistance in the servicing of your account. However, WISC cannot provide you with any investment advice or make any recommendations regarding the advisability of acquiring, holding, disposing or exchanging mutual fund shares in your account or make any recommendation of a person to provide you with investment advice. Any transactions requested by you will be considered unsolicited and not based upon any advice or recommendation by WISC, its affiliated companies, or any of their employees or representatives.

If you have identified a financial intermediary to provide you with investment advice or recommendations related to your account and the financial intermediary is contractually authorized to service your account, WISC can assist you with completing the necessary documentation so that a financial advisor can be assigned to your account.

Personal Service

Your financial advisor is available to provide personal service. Additionally, a toll-free call, (888) 923-3355, connects you to a Client Services Representative or Ivy Investments' automated customer telephone service. During normal business hours, the Client Services staff is available to answer your questions or update your account records.

The Client Services Representative can help you:

- obtain information about your accounts
- obtain price information about other funds within the Ivy Funds
- obtain the offering materials for the Ivy InvestEd Plan, or the Trust's current prospectus, SAI, Annual Report or other information about each Portfolio or the prospectus of an affiliated Underlying Fund
- request duplicate statements
- transact certain account activity, including redemption of shares

At any time of the day or night, you may access your account information through Ivy Investments' automated customer telephone service, provided your account is maintained on the Portfolios' shareholder servicing system; otherwise, you should contact the broker-dealer through which you purchased your Portfolio shares.

Reports

Statements and reports sent to you include the following:

- confirmation statements (after every purchase (other than those purchases made through AIS), after every exchange and after every transfer or redemption)
- quarter-to-date statements (quarterly)
- year-to-date statements (after the end of the fourth calendar quarter)
- Annual and Semiannual Reports to shareholders (every six months)

To avoid sending duplicate copies of materials to households and thereby reduce expenses, only one copy of a Portfolio's most recent prospectus and Annual and Semiannual Reports to shareholders may be mailed to shareholders having the same last name and address in the Trust's records. The consolidation of these mailings, called householding, benefits the

Trust through reduced mailing expense. You may call the telephone number listed for Client Services if you need additional copies of the documents. You also may visit www.ivyinvestments.com to view and/or download these documents, as well as other information about each Portfolio.

You may elect to receive your quarterly statements and/or prospectus and shareholder reports electronically. In order to do so, go to the *Individual Investor Accounts — Access Your Account Online* feature available via www.ivyinvestments.com.

Shareholders or financial intermediaries must contact the Portfolios regarding any errors or discrepancies within twelve months of the date of the confirmation or other account statement; except that, with respect to unfulfilled Letters of Intent, the Portfolios must be contacted within fifteen months. If there is a delay in reporting an error or discrepancy, the Portfolios may be unable to adjust your account.

Automatic Transactions

AIS allows you to transfer money into your Ivy InvestEd Plan account automatically. While AIS does not guarantee a profit and will not protect you against loss in a declining market, it can be an excellent way to invest for future educational expenses.

You may move money from your bank account to an existing Ivy InvestEd Plan account as follows:	
Minimum Amount	Frequency
$50 (per Portfolio)	Monthly

Flexible Withdrawal Plan lets you set up ongoing monthly, quarterly, semiannual or annual redemptions from your account. Please see the SAI for additional information.

Market Timing Policy

The Portfolios are intended for investment of contributions to the Ivy InvestEd Plan to save for qualified higher education expenses. Because the Portfolios are investment vehicles for the Ivy InvestEd Plan, investor-initiated exchanges among the Portfolios are limited to twice each calendar year or upon change in the Designated Beneficiary on the account. In addition, the Code imposes an additional tax on redemptions of Portfolio shares that are "non-qualified" withdrawals. (See Distributions and Taxes — Taxes.) As a result, it is unlikely that the Portfolios would be used to engage in market-timing activity. While IDI and WISC recognize that investments in a Portfolio do not likely present the same opportunity for market-timing activity that may be present for other funds, WISC monitors for such activity, as described below. Additionally, the affiliated Underlying Funds will take steps to seek to deter frequent purchases and/or redemptions in fund shares (market timing activities). The affiliated Underlying Funds are intended for long-term investment purposes. Market timing activities, especially those involving large dollar amounts, may disrupt portfolio investment management and may increase expenses and negatively impact investment returns for all shareholders of an affiliated Underlying Fund, including long-term shareholders. Market timing activities also may increase the expenses of WISC and/or IDI, thereby indirectly affecting the shareholders in an affiliated Underlying Fund and investors in a Portfolio that holds shares of such affiliated Underlying Fund.

Certain affiliated Underlying Funds may be more attractive to investors seeking to engage in market timing activities. For example, to the extent that an affiliated Underlying Fund invests a significant portion of its assets in foreign securities, the affiliated Underlying Fund may be susceptible to a time zone arbitrage strategy in which investors seek to take advantage of fund share prices that may not reflect developments in foreign securities markets that occurred after the close of such market but prior to the pricing of fund shares.

An affiliated Underlying Fund that invests in securities that are, among other things, thinly traded or traded infrequently is susceptible to the risk that the current market price for such securities may not accurately reflect current market values. An investor may seek to engage in short-term trading to take advantage of these pricing differences (commonly referred to as price arbitrage). Price arbitrage is more likely to occur in an affiliated Underlying Fund that invests a significant portion of its assets in small-capitalization companies or in an affiliated Underlying Fund that invests a significant portion of its assets in high-yield fixed-income securities.

To discourage market timing activities by investors, the Board (and the board of trustees of the affiliated Underlying Funds) has adopted a market timing policy and has approved the procedures of the affiliated Underlying Funds' transfer agent, WISC, for implementing this policy. WISC's procedures reflect the criteria that it has developed for purposes of identifying trading activity in affiliated Underlying Fund shares that may be indicative of market timing activities and outline how WISC will monitor transactions in such shares. In its monitoring of trading activity in affiliated Underlying Fund shares, on a periodic basis, WISC typically reviews share transactions that exceed certain monetary thresholds and/or numerical transaction limits within a particular time period.

In its attempt to identify market timing activities, WISC considers many factors, including (but not limited to) the frequency, size and/or timing of the investor's transactions in affiliated Underlying Fund shares.

As an additional step, WISC reviews affiliated Underlying Fund redemption and purchase activity within various time frames for potentially harmful trading activity. If WISC identifies what it believes are market timing activities by an investor who has not previously exceeded WISC's thresholds, WISC will suspend exchange privileges by refusing to accept additional purchases of Portfolio shares for the investor's Ivy InvestEd Plan account for a pre-determined period of time. If an investor exceeds WISC's thresholds a second time within an 11-month period, exchange privileges will be suspended indefinitely for all accounts owned by the investor who exceeded the pre-determined thresholds. For trading in affiliated Underlying Fund shares held in omnibus accounts, WISC will, if possible, place a trading block at a taxpayer identification number level or, if that cannot be accomplished, will contact the associated financial intermediary and request that the intermediary implement trading restrictions. In exercising any of the foregoing rights, WISC will consider the trading history of accounts under common ownership or control within any of the funds within the Ivy Funds. For this purpose, transactions placed through the same financial intermediary on an omnibus basis may be deemed a single investor and may be rejected in whole or in part. Transactions placed in violation of an affiliated Underlying Fund's market timing policy are not deemed accepted by an affiliated Underlying Fund and may be cancelled or revoked by the affiliated Underlying Fund on the next business day following receipt by the affiliated Underlying Fund.

The Trust seeks to apply its market timing policy uniformly to all shareholders and prospective investors. Although the affiliated Underlying Funds, IDI and WISC make efforts to monitor for market timing activities and will seek the assistance of financial intermediaries through which shares are purchased or held, the affiliated Underlying Funds cannot always identify or detect excessive trading that may be facilitated by financial intermediaries because the intermediary maintains the underlying shareholder account. The affiliated Underlying Funds' ability to impose restrictions for accounts traded through particular intermediaries may vary depending upon systems capabilities, applicable contractual restrictions, and cooperation of those intermediaries. There can be no assurance that the affiliated Underlying Funds will be able to identify or eliminate all market timing activities, and the affiliated Underlying Funds may not be able to completely eliminate the possibility of excessive trading in certain omnibus accounts and other accounts traded through intermediaries.

Due to the complexity and subjectivity involved in identifying market timing activities and the volume of shareholder transactions that WISC processes, there can be no assurance that the affiliated Underlying Funds', the Trust's and WISC's policies and procedures will identify all trades or trading practices that may be considered market timing activity. WISC may modify its procedures for implementing the market timing policy and/or its monitoring criteria at any time without prior notice. The Portfolios, affiliated Underlying Funds, WISC and/or IDI shall not be liable for any loss resulting from rejected purchase orders or exchanges.

The Trust's and the affiliated Underlying Funds' market timing policy, in conjunction with the use of fair value pricing, is intended to reduce an investor's ability to engage in market timing activities, although there can be no assurance that a Portfolio or an affiliated Underlying Fund will eliminate market timing activities.

Distributions and Taxes

Distributions

Each Portfolio intends to distribute substantially all of its net investment income and net realized capital gains to its shareholders each year, usually in December. All distributions are automatically paid in additional shares of the distributing Portfolio.

Taxes

Each Portfolio is treated as a separate corporation, and has elected to and intends to continue to qualify to be treated as a regulated investment company (RIC), for federal tax purposes. A Portfolio will be so treated if it meets specified federal income tax rules, including requirements regarding types of investments, limits on investments, types of income and distributions. A Portfolio that satisfies those requirements is not taxed at the entity level on the net income and net realized gains it distributes to its shareholders.

In general, your investment in shares of a Portfolio is part of the Program. The Program has received a ruling from the IRS stating that, in general, the Program qualifies under Section 529 of the Code so that earnings on Program investments are not subject to federal income tax (with respect to either a contributor to the Program or a Designated Beneficiary) until the earnings are withdrawn.

Generally, each withdrawal from an Ivy InvestEd Plan account comprises two pro rata components: (1) a return of principal (that is, contributions to the account, including the portion of any rollover from another state's 529 Plan account that is attributable to contributions to its plan) and (2) earnings. The return of principal portion of any withdrawal, whether "qualified" or "non-qualified", is not taxable. As explained below, the earnings portion of a withdrawal may be subject to federal income tax, and possibly additional federal income tax (*i.e.*, penalties), depending on whether a withdrawal is qualified or non-qualified.

Qualified Withdrawals. A qualified withdrawal is a withdrawal used for "qualified higher education expenses" (as defined in the Code) (Qualified Higher Education Expenses), which may include (i) tuition, fees, books, computers (including related equipment such as Internet and computer software), supplies and equipment required for the enrollment or attendance of a Designated Beneficiary at an "eligible educational institution" (also defined in the Code); (ii) reasonable room and board expenses for a Designated Beneficiary who attends such an institution at least half-time; (iii) expenses for special needs services in the case of a special needs Designated Beneficiary which are incurred in connection with such enrollment or attendance; and/or (iv) fees, books, supplies and equipment required for participation by a Designated Beneficiary in an apprenticeship program registered with the Secretary of Labor. A qualified withdrawal also includes a withdrawal for tuition (up to $10,000 per year) in connection with enrollment or attendance at an elementary or secondary public, private or religious school. At the request of the Account Owner, a qualified withdrawal of proceeds may be made payable to an eligible educational institution on behalf of the Designated Beneficiary. Additionally, qualified withdrawals may be used to pay principal or interest on any qualified education loan (as defined in the Code) of the Designated Beneficiary and the Designated Beneficiary's siblings. Such payments may not be eligible for student loan interest deductions. Please consult your tax advisor regarding the tax consequences for such withdrawals.

When shares are redeemed in a qualified withdrawal, the withdrawal is federal income tax-free (although such a withdrawal still may be subject to state and/or local taxes).

Non-Qualified Withdrawals. A non-qualified withdrawal is a withdrawal that is not used for Qualified Higher Education Expenses, unless the withdrawn amount is transferred within 60 days to another 529 Plan for the same Designated Beneficiary as under the Program. The earnings portion of a non-qualified withdrawal generally is subject to (1) federal income tax at the marginal tax rate of the person for whose benefit the withdrawal is made and (2) an additional federal 10% tax on the earnings portion of the withdrawal. Penalty-free withdrawals may be made if the Designated Beneficiary receives a scholarship (not exceeding the amount of the scholarship award), dies or becomes permanently disabled or enrolls in a U.S. service academy, although the earnings portion of the withdrawal will be subject to federal income tax.

Please consult your tax advisor regarding the current tax consequences of withdrawals from your Ivy InvestEd Plan account. The Account Owner or the Designated Beneficiary is responsible for retaining the appropriate documentation for the tax treatment of qualified withdrawals, determining whether a withdrawal is qualified or non-qualified, making the appropriate filings with the IRS, and paying the additional 10% federal tax, if applicable, on earnings.

The foregoing is only a brief summary of some of the important federal income tax considerations relating to investments in the Portfolios under the Program; you will find more information in the SAI and the Program Overview. You are urged to consult your own tax advisor for information about the state and local tax consequences of, and the impact of your personal financial situation on, an investment in the Ivy InvestEd Plan. In addition, please note that if you are a resident of a state other than Arizona, there may be state tax benefits available to you from an investment in a 529 Plan offered by your state.

Financial Highlights

The following information is to help you understand the financial performance of a Portfolio's shares for the fiscal periods shown. Certain information reflects financial results for a single Portfolio share. Total Return shows how much your investment would have increased (or decreased) during each period, assuming reinvestment of all dividends and other distributions. This information has been audited by Deloitte & Touche LLP, the Portfolios' Independent Registered Public Accounting Firm for its most recent fiscal year, whose Report of Independent Registered Public Accounting Firm, along with each Portfolio's financial statements and financial highlights for the fiscal year ended December 31, 2020, is included in the Trust's Annual Report to Shareholders, which is incorporated by reference into its Statement of Additional Information. The Annual Report and Semiannual Report each contains additional performance information and will be made available upon request and without charge. The Board has selected PricewaterhouseCoopers LLP, located at 2001 Market Street, Philadelphia, PA 19103, to serve as the current Independent Registered Public Accounting Firm for the Portfolios.

INVESTED PORTFOLIOS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd 90 Portfolio							
Year ended 12-31-2020	$ 11.40	$ 0.10	$ 1.67	$ 1.77	$(0.59)	$ (1.22)	$ (1.81)
Year ended 12-31-2019	9.56	0.21	2.13	2.34	(0.12)	(0.38)	(0.50)
Year ended 12-31-2018	10.54	0.17	(0.93)	(0.76)	(0.06)	(0.16)	(0.22)
Year ended 12-31-2017[4]	10.00	0.08	0.46	0.54	—	—	—
InvestEd 80 Portfolio							
Year ended 12-31-2020[5]	10.00	0.09	0.74	0.83	=	=	=
InvestEd 70 Portfolio							
Year ended 12-31-2020	11.53	0.15	1.42	1.57	(0.24)	(0.46)	(0.70)
Year ended 12-31-2019	10.19	0.20	1.95	2.15	(0.22)	(0.59)	(0.81)
Year ended 12-31-2018	12.61	0.20	(0.93)	(0.73)	(0.12)	(1.57)	(1.69)
Year ended 12-31-2017	10.80	0.10	2.26	2.36	(0.01)	(0.54)	(0.55)
Year ended 12-31-2016	11.71	0.00*	0.25	0.25	(0.03)	(1.13)	(1.16)
InvestEd 60 Portfolio							
Year ended 12-31-2020	10.53	0.15	1.18	1.33	(0.29)	(0.45)	(0.74)
Year ended 12-31-2019	9.38	0.20	1.48	1.68	(0.19)	(0.34)	(0.53)
Year ended 12-31-2018	11.65	0.21	(0.72)	(0.51)	(0.18)	(1.58)	(1.76)
Year ended 12-31-2017	10.76	0.10	1.68	1.78	(0.13)	(0.76)	(0.89)
Year ended 12-31-2016	11.44	0.06	0.20	0.26	(0.10)	(0.84)	(0.94)
InvestEd 50 Portfolio							
Year ended 12-31-2020[5]	10.00	0.10	0.43	0.53	=	=	=
InvestEd 40 Portfolio							
Year ended 12-31-2020	11.37	0.19	0.97	1.16	(0.36)	(0.27)	(0.63)
Year ended 12-31-2019	10.19	0.23	1.19	1.42	(0.24)	—	(0.24)
Year ended 12-31-2018	10.68	0.21	(0.48)	(0.27)	(0.22)	—	(0.22)
Year ended 12-31-2017	10.16	0.15	0.75	0.90	(0.14)	(0.24)	(0.38)
Year ended 12-31-2016	10.39	0.11	0.23	0.34	(0.13)	(0.44)	(0.57)
InvestEd 30 Portfolio							
Year ended 12-31-2020[5]	10.00	0.09	0.24	0.33	=	=	=
InvestEd 20 Portfolio							
Year ended 12-31-2020	10.63	0.18	0.61	0.79	(0.40)	(0.29)	(0.69)
Year ended 12-31-2019	9.90	0.22	0.81	1.03	(0.20)	(0.10)	(0.30)
Year ended 12-31-2018	10.16	0.21	(0.35)	(0.14)	(0.07)	(0.05)	(0.12)
Year ended 12-31-2017[4]	10.00	0.07	0.09	0.16	—	—	—
InvestEd 10 Portfolio							
Year ended 12-31-2020[5]	10.00	0.08	0.04	0.12	—	—	—
InvestEd 0 Portfolio							
Year ended 12-31-2020	10.27	0.17	0.24	0.41	(0.25)	(0.02)	(0.27)
Year ended 12-31-2019	10.01	0.21	0.23	0.44	(0.18)	—	(0.18)
Year ended 12-31-2018	10.00	0.20	(0.13)	0.07	(0.06)	—	(0.06)
Year ended 12-31-2017[4]	10.00	0.06	(0.06)	0.00*	—	—	—

* Not shown due to rounding.
[1] Based on average weekly shares outstanding.
[2] Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
[3] Does not include expenses of underlying Ivy Funds in which the Portfolios invest.
[4] For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.
[5] For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.
[6] Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[3]	Ratio of Net Investment Income to Average Net Assets[3]	Portfolio Turnover Rate
InvestEd 90 Portfolio						
Year ended 12-31-2020	$ 11.36	15.87%	$ 12	0.25%	0.87%	65%
Year ended 12-31-2019	11.40	24.52	32	0.25	1.89	10
Year ended 12-31-2018	9.56	-7.21	21	0.25	1.57	23
Year ended 12-31-2017[4]	10.54	5.40	17	0.25[6]	2.71[6]	17
InvestEd 80 Portfolio						
Year ended 12-31-2020[5]	10.83	8.30	17	0.25[6]	2.65[6]	9
InvestEd 70 Portfolio						
Year ended 12-31-2020	12.40	13.71	115	0.25	1.29	56
Year ended 12-31-2019	11.53	21.21	116	0.25	1.78	16
Year ended 12-31-2018	10.19	-5.85	115	0.25	1.59	34
Year ended 12-31-2017	12.61	21.84	137	0.25	0.84	116
Year ended 12-31-2016	10.80	2.01	136	0.25	0.04	24
InvestEd 60 Portfolio						
Year ended 12-31-2020	11.12	12.66	64	0.25	1.45	40
Year ended 12-31-2019	10.53	18.00	83	0.25	1.93	18
Year ended 12-31-2018	9.38	-4.41	76	0.25	1.79	39
Year ended 12-31-2017	11.65	16.60	82	0.25	0.86	73
Year ended 12-31-2016	10.76	2.17	166	0.25	0.53	25
InvestEd 50 Portfolio						
Year ended 12-31-2020[5]	10.53	5.30	35	0.25[6]	2.94[6]	2
InvestEd 40 Portfolio						
Year ended 12-31-2020	11.90	10.29	56	0.25	1.67	35
Year ended 12-31-2019	11.37	13.92	81	0.25	2.05	16
Year ended 12-31-2018	10.19	-2.52	75	0.25	1.98	43
Year ended 12-31-2017	10.68	8.82	88	0.25	1.45	110
Year ended 12-31-2016	10.16	3.23	114	0.25	1.03	64
InvestEd 30 Portfolio						
Year ended 12-31-2020[5]	10.33	3.30	47	0.25[6]	2.78[6]	7
InvestEd 20 Portfolio						
Year ended 12-31-2020	10.73	7.49	63	0.25	1.65	28
Year ended 12-31-2019	10.63	10.47	113	0.25	2.06	14
Year ended 12-31-2018	9.90	-1.32	100	0.25	2.08	42
Year ended 12-31-2017[4]	10.16	1.60	97	0.25[6]	2.40[6]	19
InvestEd 10 Portfolio						
Year ended 12-31-2020[5]	10.12	1.20	47	0.25[6]	2.39[6]	6
InvestEd 0 Portfolio						
Year ended 12-31-2020	10.41	3.91	44	0.25	1.63	69
Year ended 12-31-2019	10.27	4.39	52	0.25	2.08	27
Year ended 12-31-2018	10.01	0.68	47	0.25	1.99	75
Year ended 12-31-2017[4]	10.00	—	44	0.25[6]	1.96[6]	23

InvestEd Portfolios

Custodian
The Bank of New York Mellon
One Wall Street
New York, New York 10286-2501

Legal Counsel
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive; Suite 1601
Chicago, Illinois 60606-1890

Independent Registered
Public Accounting Firm
PricewaterhouseCoopers LLP
2001 Market Street
Philadelphia, Pennsylvania 19103-7042

Investment Manager
Ivy Investment Management Company
6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355

Distributor
Ivy Distributors, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355

Administrative and Shareholder
Servicing Agent
WI Services Company
6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355

Accounting Services Agent
WI Services Company
6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355

Our INTERNET address is:

http://www.ivyinvestments.com

InvestEd Portfolios

You can get more information about each Portfolio in the —

- **Statement of Additional Information (SAI),** which contains detailed information about the Portfolios, particularly the investment policies and practices and those of its underlying funds. You may not be aware of important information about a Portfolio unless you read both the Prospectus and the SAI. The current SAI is on file with the SEC, and it is incorporated into this Prospectus by reference (that is, the SAI is legally part of the Prospectus).

- **Annual and Semiannual Reports to Shareholders,** which detail the Portfolios' actual investments and include financial statements as of the close of the particular annual or semiannual period. The Annual Report also contains a discussion of the market conditions and investment strategies that significantly affected each Portfolio's performance during the year covered by the report.

To request a copy of the Trust's current SAI or copies of its most recent Annual and Semiannual Reports, without charge, or for other inquiries, contact the Trust or Ivy Distributors, Inc. at the address and telephone number below. Copies of the SAI, Annual and/or Semiannual Reports also may be requested via e-mail at prospectus.request@waddell.com. Additionally, the Prospectus, SAI, and Annual and Semiannual Reports for each of the affiliated underlying funds and for the Portfolios are available, without charge, at www.ivyinvestments.com.

Information about the Trust (including the current SAI and most recent Annual and Semiannual Reports) is available from the SEC's web site at http://www.sec.gov and also may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.

Ivy Distributors, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355



The Trust's SEC file number is: 811-10431.

INVESTED PORTFOLIOS

	Ticker
InvestEd 90 Portfolio *(formerly InvestEd Aggressive Portfolio)*	WAGPX
InvestEd 80 Portfolio	WAAJX
InvestEd 70 Portfolio *(formerly InvestEd Growth Portfolio)*	WAGRX
InvestEd 60 Portfolio *(formerly InvestEd Balanced Portfolio)*	WBLAX
InvestEd 50 Portfolio	WAAHX
InvestEd 40 Portfolio *(formerly InvestEd Conservative Portfolio)*	WICAX
InvestEd 30 Portfolio	WAAGX
InvestEd 20 Portfolio *(formerly InvestEd Income Portfolio)*	WICPX
InvestEd 10 Portfolio	WAAFX
InvestEd 0 Portfolio *(formerly InvestEd Fixed Income Portfolio)*	WFXPX

6300 Lamar Avenue
Overland Park, Kansas 66202-4200
(913) 236-2000
(888) 923-3355

April 30, 2021

STATEMENT OF ADDITIONAL INFORMATION

InvestEd Portfolios (Trust) is an open-end management investment company that currently consists of 10 separate series. This Statement of Additional Information (SAI) provides disclosure for the series listed above (each, a Portfolio, and collectively, the Portfolios). This SAI is not a prospectus. Investors should read this SAI in conjunction with the prospectus for InvestEd Portfolios (the Trust) dated April 30, 2021 (Prospectus), which may be obtained, without charge, upon request, from the Trust or its principal underwriter and distributor, Ivy Distributors, Inc. (IDI), at the address or telephone numbers shown above.

This SAI incorporates by reference certain information that appears in the Portfolios' Annual Reports, which are delivered to all current shareholders. To obtain a copy of the Portfolios' most recent Annual and/or Semiannual Reports, without charge, contact the Trust or IDI at the address or telephone numbers above. Copies of the Annual and/or Semiannual Reports also may be requested via e-mail at prospectus.request@waddell.com and are available at www.ivyinvestments.com.

TABLE OF CONTENTS

TRUST HISTORY

InvestEd Portfolios was organized as a Delaware statutory trust on January 15, 2009, and is the successor to Waddell & Reed InvestEd Portfolios, Inc., a Maryland corporation organized on May 23, 2001 (Corporation), pursuant to a reorganization on April 30, 2009. The Trust is composed of ten series – InvestEd 90 Portfolio, InvestEd 80 Portfolio, InvestEd 70 Portfolio, InvestEd 60 Portfolio, InvestEd 50 Portfolio, InvestEd 40 Portfolio, InvestEd 30 Portfolio, InvestEd 20 Portfolio, InvestEd 10 Portfolio and InvestEd 0 Portfolio (each, a Portfolio, and, collectively, the Portfolios).

Each of InvestEd 70 Portfolio, InvestEd 60 Portfolio and InvestEd 40 Portfolio is a successor to a corresponding series of the Corporation.

Effective September 1, 2020, the following Portfolios changed their names as follows: InvestEd Aggressive Portfolio changed its name to InvestEd 90 Portfolio; InvestEd Growth Portfolio changed its name to InvestEd 70 Portfolio; InvestEd Balanced Portfolio changed its name to InvestEd 60 Portfolio; InvestEd Conservative Portfolio changed its name to InvestEd 40 Portfolio; InvestEd Income Portfolio changed its name to InvestEd 20 Portfolio; and InvestEd Fixed Income Portfolio changed its name to InvestEd 0 Portfolio.

THE PORTFOLIOS, THEIR INVESTMENTS, RELATED RISKS AND RESTRICTIONS

Each Portfolio is a mutual fund, an investment that pools shareholders' money and invests it toward a specified objective. Each Portfolio is a series of the Trust, which is an open-end, diversified management investment company. Each Portfolio is a fund of funds that invests primarily in a combination of other mutual funds and exchange-traded funds (underlying funds). Most underlying funds are "affiliated" with the Portfolios, because they are managed by Ivy Investment Management Company (IICO), the Portfolios' adviser. (Certain of the affiliated underlying funds, as applicable, also have one or more subadvisers. IICO, together with an affiliated underlying fund's subadviser, if applicable, are collectively referred to herein as the Investment Manager). However, the Portfolios also may invest in underlying funds that are "unaffiliated" with the Portfolios; generally, such unaffiliated funds are exchange-traded funds (ETFs) that are not part of the Ivy Funds complex.

Each Portfolio allocates its assets to the underlying funds as set forth in the Prospectus. This SAI supplements the information contained in the Prospectus concerning the principal investment strategies, investment policies and limitations of the Portfolios, as well as provides additional information about the investment strategies and risks associated with investing in the affiliated underlying funds. Except as otherwise indicated in the Prospectus or this SAI, there are no policy limitations on a Portfolio's ability to use the investments or techniques discussed in these documents.

Notice of Acquisition:

On December 2, 2020, Waddell & Reed Financial, Inc. ("WDR"), the parent company of Ivy Investment Management Company ("IICO"), and Macquarie Group Limited, including its asset management division Macquarie Asset Management (together, "Macquarie"), announced that they had entered into an agreement whereby Macquarie will acquire WDR (the "Transaction"). The Transaction is subject to customary closing conditions, including receipt of applicable regulatory approvals. This is subject to change.

Under the Investment Company Act of 1940, as amended ("1940 Act"), closing of the Transaction will result in the automatic termination of each Portfolio's investment advisory agreement with IICO, and any related sub-advisory contract(s), where applicable. The Board of Trustees of the Trust ("Board") recently approved a new investment advisory agreement (and new sub-advisory agreement(s)). The new investment advisory agreement (and new sub-advisory agreement(s)) also were approved by shareholders of each Portfolio at a meeting held on April 1, 2021, and will take effect upon the closing of the Transaction.

Recent Market Conditions

Following the financial crisis in 2008, the U.S. and many foreign economies experienced after-effects, which resulted in volatility in the financial markets, both U.S. and foreign. At times, these market conditions have resulted, and may continue to result, in fixed-income instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit, and have made it more difficult for borrowers to obtain financing on attractive terms, if at all. In some cases, traditional market participants have been less willing to make a market in some types of debt instruments, which has affected the liquidity of those instruments. During times of market turmoil, investors tend to look to the safety of securities issued or backed by the U.S. Department of the Treasury (Treasury), causing the prices of these securities to rise and the yields to decline. The reduced liquidity in fixed-income and credit markets may negatively affect many issuers worldwide. Illiquidity in these markets may mean there is less money available to purchase raw materials and goods and services, which may, in turn, bring down the prices of these economic staples. The values of some sovereign debt and of securities of issuers that hold that sovereign debt have fallen. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region.

Since the financial crisis, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to project the duration of market conditions. The severity or duration of these conditions also may be affected by policy changes made by governments or quasi-governmental organizations. Changes in market conditions will not have the same impact on all types of securities.

Further, political events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. In particular, the impact of financial regulation legislation by governments or quasi-governmental organizations on the markets and the practical implications for market participants may not be fully known for some time.

Interest rates have been unusually low in recent years in the U.S. and abroad. In December 2015, the Federal Open Market Committee of the Federal Reserve raised the target range for the federal funds rate, marking only the second such interest rate hike in nearly a decade. The Federal Reserve subsequently raised the target range eight additional times since then, most recently in December 2018, before lowering the rate three times in 2019. In response to the impact of COVID-19, in March 2020 the Federal Reserve announced cuts to the target range of the federal funds rate and a new round of quantitative easing. Because there is little precedent for this situation, it is difficult to predict the impact of these rate changes and any future rate changes on various markets. Changes to the monetary policy by the Federal Reserve or other regulatory actions could expose fixed income and related markets to heightened volatility, interest rate sensitivity, and reduced liquidity, which may impact a Portfolio's operations and return potential. Changes in interest rates may impact various markets. The impact of these rate cuts and increases and any future rate changes on various markets remains difficult to predict. In addition, there is the risk that the prices of goods and services in the U.S. and many foreign economies may decline over time, which is known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness, and may make defaults on debt more likely. If a country's economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse.

The risk of investing in Europe may be heightened due to the decision by the United Kingdom (UK) to withdraw from the EU (commonly referred to as "Brexit"). The UK formally left the EU on January 31, 2020, and a "transition period," which was intended to allow for negotiation and implementation of new trade and other cooperative agreements, expired on December 31, 2020. The long-term impact of Brexit on the relationship between the UK and the EU remains uncertain. The uncertainty concerning the relationship between the UK and the EU (as well as political divisions within the UK that have been highlighted by the 2016 Brexit referendum) could cause a period of instability and market volatility, which may adversely impact both the UK economy and the economies of other countries in Europe, as well as greater volatility in the global financial and currency markets. Brexit also may trigger additional member states to consider departing the EU, which would likely perpetuate such political and economic instability in the region. While it is not possible to determine the precise impact these events may have on a Portfolio in the aftermath of Brexit, the impact on the UK and European economies and the broader global economy could be significant, resulting in negative impacts, such as increased volatility and illiquidity, and potentially lower economic growth, on markets in the UK, Europe and globally, which may adversely affect the value of a Portfolio's investments. In addition, Brexit can create actual or perceived additional economic stresses for the UK, including potential for decreased trade, capital outflows, devaluation of the British pound, wider corporate bond spreads due to uncertainty, and possible declines in business and consumer spending, as well as foreign direct investment. Moreover, the UK is one of the EU's largest economies; its departure also may negatively impact the

EU and Europe by triggering prolonged economic downturns in certain European countries or sparking additional member states to contemplate departing the EU (thereby perpetuating political instability in the region). If one or more other countries were to exit the EU or abandon the use of the euro as a currency, the value of investments tied to those countries or the euro could decline significantly and unpredictably.

It is impossible to predict the effects of these or similar events in the future on the Portfolios, though it is possible that these or similar events could have a significant adverse impact on the net asset value (NAV) and/or risk profile of a Portfolio.

Portfolio Investments

Each Portfolio invests primarily in a combination of the underlying funds, as described in the Prospectus. Beyond such investments, each Portfolio may invest in the securities and instruments set forth below:

Other Direct Investments

Each Portfolio may invest directly in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), commercial paper and other short-term corporate obligations and other money market instruments, including repurchase agreements. Under normal circumstances, each Portfolio anticipates investments in these securities and instruments to be minimal.

U.S. Government Securities. U.S. government securities include direct debt obligations of the Treasury (such as Treasury bills, notes or bonds) and obligations issued or guaranteed as to principal and interest (but not as to market value) by the U.S. government, its agencies or its instrumentalities (collectively, U.S. government securities). U.S. government securities may be backed by the full faith and credit of the U.S. government or supported primarily, or solely, by the creditworthiness of the government-related issuer or, in the case of mortgage-backed securities, by pools of assets. U.S. government securities are described in greater detail in the section entitled *Investment Strategies, Policies and Practices of the Affiliated Underlying Funds*.

Money Market Instruments. Money market instruments are short-term debt obligations and similar securities that include: (1) short-term securities issued or guaranteed as to interest and principal by the U.S. government or one of its agencies or instrumentalities; (2) short-term debt obligations of U.S. banks, savings and loan associations, insurance companies and mortgage bankers; (3) commercial paper and other short-term obligations of corporations, partnerships (including limited liability companies), trusts and similar entities; and (4) repurchase agreements regarding any of the foregoing. Money market instruments may include longer-term bonds that have variable interest rates or other special features that give them the financial characteristics of short-term debt. In addition, each Portfolio may hold cash and may invest in participation interests in the money market securities mentioned above.

Repurchase Agreements. A Portfolio may purchase securities subject to repurchase agreements. A repurchase agreement is an instrument under which the Portfolio purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. The amount by which the resale price is greater than the purchase price reflects an agreed-upon market interest rate effective for the period of the agreement. The return on the securities subject to the repurchase agreement may be more or less than the return on the repurchase agreement.

The majority of the repurchase agreements in which a Portfolio will engage are overnight transactions, and the delivery pursuant to the resale typically will occur within 1 to 5 days of the purchase. The primary risk is that a Portfolio may suffer a loss if the seller fails to pay the agreed-upon amount on the delivery date and that amount is greater than the resale price of the underlying securities and other collateral held by the Portfolio. In the event of bankruptcy or other default by the seller, there may be possible delays and expenses in liquidating the underlying securities or other collateral, decline in their value and loss of interest. The return on such collateral may be more or less than that from the repurchase agreement. A Portfolio's repurchase agreements will be structured so as to fully collateralize the loans. In other words, the value of the underlying securities, which will be held by the Portfolio's custodian bank or by a third party that qualifies as a custodian under Section 17(f) of the Investment Company Act of 1940, as amended (1940 Act), is and, during the entire term of the agreement will remain, at least equal to the value of the loan, including the accrued interest earned thereon. It is the position of the U.S. Securities and Exchange Commission (SEC) that repurchase agreements are deemed to be loans. Repurchase agreements are entered into only with those entities approved by the Portfolio's investment manager, IICO.

Exchange-Traded Funds. The unaffiliated underlying funds in which the Portfolios may invest generally will be ETFs. Their shares represent a beneficial interest in a trust, or series of a trust, that typically holds a proportionate amount of shares of all stocks included in a relevant underlying index. Since most ETFs are a type of investment company, the Portfolios' purchases of ETF shares are subject to its investment restrictions regarding investments in other investment companies. However, each Portfolio may invest in investment companies, including ETFs, in excess of limitations that the 1940 Act imposes on investments in other investment companies, in reliance on SEC exemptive orders obtained by such investment companies. Investments in an ETF that is a RIC (i.e., open-end mutual fund) generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. In particular, as a shareholder in an unaffiliated ETF, a Portfolio will bear its pro rata share of that ETF's expenses; therefore, if a Portfolio acquires shares of an ETF, the Portfolio's shareholders would bear both their proportionate share of expenses of the Portfolio and, indirectly, the expenses of such ETF. ETFs are described in greater detail in the section entitled *Investment Strategies, Policies and Practices of the Affiliated Underlying Funds*.

Illiquid Securities. Each Portfolio may invest up to 15% of its net assets in illiquid securities, although the Portfolios intend to use this authorization only in connection with their investment of cash reserves in short-term securities. The term illiquid securities for this purpose means securities that cannot reasonably be sold or disposed of under current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment. More information about illiquid securities is provided in *Investment Strategies, Policies and Practices of the Affiliated Underlying Funds*.

Investment Restrictions of the Portfolios

Fundamental Investment Restrictions

The following fundamental investment restrictions cannot be changed for a Portfolio without the affirmative vote of the lesser of (a) more than 50% of the outstanding voting securities of the Portfolio or (b) 67% or more of the voting securities of the Portfolio present at a shareholders' meeting if more than 50% of the outstanding voting securities are present at the meeting in person or by proxy. Each Portfolio:

1.   May not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, securities of other investment companies and tax-exempt securities or such other securities as may be excluded for this purpose under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) if, as a result, such purchase would result in the concentration (as that term may be defined in the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) of its total assets in securities of issuers in any one industry.

2.   May not borrow money or issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

3.   May make loans to the extent permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

4.   May not purchase or sell real estate, except to the extent permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

5.   May not purchase or sell commodities, contracts relating to commodities or options on contracts relating to commodities except to the extent permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. This policy shall not prevent the Portfolio from purchasing or selling foreign currency or purchasing, selling or entering into futures contracts, options, forward contracts, swaps, caps, floors, collars and other financial instruments as currently exist or may in the future be developed.

6. May not engage in the business of underwriting securities except to the extent that the Portfolio may be considered an underwriter within the meaning of the Securities Act of 1933 (1933 Act) in the acquisition, disposition or resale of its portfolio securities or in connection with investments in other investment companies, or to the extent otherwise permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.

Non-Fundamental Investment Restrictions

The following investment restrictions are non-fundamental (sometimes referred to as "operating policies") and may be changed by the Board of Trustees (Board) without shareholder approval:

1. Except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, each Portfolio may not with respect to 75% of the Portfolio's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, and securities of other investment companies) if, as a result, (a) more than 5% of the Portfolio's total assets would be invested in the securities of that issuer, or (b) the Portfolio would hold more than 10% of the outstanding voting securities of that issuer.

2. Each Portfolio may not invest more than 15% of its net assets in illiquid securities.

In accordance with a Portfolio's investment program as set forth in the Prospectus, a Portfolio may invest more than 25% of its net assets in any one affiliated underlying fund.

If a percentage restriction is adhered to at the time of an investment transaction, a later increase or decrease in the percentage resulting from a change in values of portfolio securities or amount of total assets will not be considered a violation of any of the foregoing limitations.

Notwithstanding the foregoing investment limitations, the Portfolios may invest in affiliated underlying funds that have adopted investment limitations that may be more or less restrictive than those listed above. Therefore, the Portfolios may engage indirectly in investment strategies that are prohibited under the investment limitations listed above. However, the current group of affiliated underlying funds do not engage in investment strategies that are of a nature as those prohibited under the investment limitations listed above. The investment restrictions and other investment policies of each affiliated underlying fund are described in its prospectus and SAI, a copy of which may be obtained by writing to Ivy Distributors, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202-4200, telephoning IDI at (888) 923-3355, or by e-mail at prospectus.request@waddell.com. Additionally, the Prospectus, SAI and Annual Reports for each of the affiliated underlying funds and for the Portfolios are available at www.ivyinvestments.com. Information on the unaffiliated underlying funds is available in those funds' respective registration statements.

Interfund Lending

Pursuant to an exemptive order issued by the SEC, the InvestEd Portfolios, together with the Ivy Funds and the Ivy Variable Insurance Portfolios (Ivy VIP) (collectively, the "Funds" only for purposes of this section), have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement (Interfund Lending Program). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (an Interfund Loan), subject to meeting the conditions of the SEC exemptive order. All Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments.

If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund would: (a) be at an interest rate equal to or lower than that of any outstanding bank loan, (b) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (c) have a maturity no longer than any outstanding bank loan (and in any event not over 7 days), and (d) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending

Agreement, entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

A Fund may make an unsecured borrowing under the Interfund Lending Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Lending Program are equal to or less than 10% of its total assets, provided that, if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's borrowing under the Interfund Lending Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing under the Interfund Lending Program exceed 10% of its total assets, the Fund may borrow through the Interfund Lending Program on a secured basis only. A Fund may not borrow under the Interfund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

No Fund may lend to another Fund through the Interfund Lending Program if the loan would cause the lending Fund's aggregate outstanding loans through the Interfund Lending Program to exceed 15% of its current net assets at the time of the loan. A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets. The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than 7 days, and for purposes of this condition, loans effected within 7 days of each other will be treated as separate loan transactions. Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

The limitations detailed above and the other conditions of the SEC exemptive order permitting interfund lending are designed to minimize the risks associated with interfund lending for both the lending Fund and the borrowing Fund. However, no borrowing or lending activity is without risk. When a Fund borrows money from another Fund, there is a risk that the Interfund Loan could be called on one day's notice or not renewed, in which case the Fund may have to borrow from a bank at higher rates if an Interfund Loan is not available from another Fund. Interfund Loans are subject to the risk that the borrowing Fund could be unable to repay the loan when due, and a delay in repayment to a lending Fund could result in a lost opportunity or additional lending costs. No Fund may borrow more than the amount permitted by its investment limitations.

INVESTMENT STRATEGIES, POLICIES AND PRACTICES OF THE AFFILIATED UNDERLYING FUNDS

The following disclosure contains information about the investment strategies and policies that the Investment Manager of the affiliated underlying funds may employ and the types of instruments in which an affiliated underlying fund may invest, in pursuit of its objective(s). References to "underlying funds" in this section mean the affiliated underlying funds in the Ivy Funds complex. More information about the unaffiliated underlying funds is set forth in those funds' respective registration statements.

Indexing — General

Certain of the underlying funds are "index funds." Unlike an "actively-managed" fund that utilizes active investment management strategies to meet its investment objective, an index fund employs a passive approach to investing that is designed to track the performance, before fees and expenses, of an underlying index. Each underlying index fund has a policy to seek investment results that correspond to the investment results of an index. Each such underlying index fund pursues its investment objective of correlating with such index regardless of market conditions, to attempt to remain nearly fully invested and not to take defensive positions.

There is no guarantee or assurance that the methodology used to create any index will result in an underlying index fund achieving high, or even positive, returns. Any index may underperform more traditional indices. In turn, the underlying index fund could lose value while other indices or measures of market performance increase in level or performance. In addition, each such underlying index fund may be subject to the risk that an index provider may not follow its stated methodology for determining the level of the index and/or achieve the index provider's intended performance objective.

An underlying index fund may consider changing its index at any time, including if, for example: the current index becomes unavailable; the board of trustees of the underlying fund believes that the current index no longer serves the investment needs of a majority of shareholders or that another index may better serve their needs; or the financial or economic environment makes it difficult for such underlying index fund's investment results to correspond sufficiently to its current index. There can be no assurance that an underlying index fund will achieve its objective.

ProShare Advisors, LLC (ProShare Advisors) serves as subadviser to underlying funds that use an indexing investment strategy. ProShare Advisors uses a mathematical approach to investing. Using this approach, ProShare Advisors determines the type, quantity and mix of investment positions that an underlying index fund should hold to approximate the performance of its respective index. An underlying index fund may invest in or gain exposure to only a representative sample of the securities in its index or to securities not contained in the index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the index. ProShare Advisors does not invest the assets of the underlying index funds in securities or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company, nor does it conduct conventional investment research or analysis or forecast market movement or trends, in managing the assets of such underlying index funds. Each underlying index fund seeks to remain fully invested at all times in securities and/or financial instruments that, in combination, provide exposure to its respective index without regard to market conditions, trends or direction.

Several factors may affect such underlying index fund's ability to achieve a high degree of correlation with its benchmark. Among these factors are: (1) an underlying index fund's fees and expenses, including brokerage (which may be increased by high portfolio turnover) and the costs associated with the use of derivatives; (2) less than all of the securities underlying an underlying index fund's benchmark being held by the underlying index fund and/or securities not included in its benchmark being held by an underlying index fund; (3) an imperfect correlation between the performance of instruments held by an underlying index fund, such as futures contracts, and the performance of the underlying securities in a benchmark; (4) holding instruments traded in a market that has become illiquid or disrupted; (5) changes to the benchmark that are not disseminated in advance; (6) the need to conform an underlying index fund's portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; (7) limit up or limit down trading halts on options or futures contracts which may prevent an underlying index fund from purchasing or selling options or futures contracts; (8) early and unanticipated closings of the markets on which the holdings of an underlying index fund trade, resulting in the inability of the underlying index fund to execute intended portfolio transactions; and (9) fluctuations in currency exchange rates.

Securities — General

The main types of securities in which an underlying fund may invest, subject to its investment policies and restrictions, include common stocks, preferred stocks, debt securities, and convertible securities. Although common stocks and other equity securities have a history of long-term growth in value, their prices tend to fluctuate in the short term, particularly those of smaller companies. The equity securities in which an underlying fund invests may include preferred stock that converts into common stock. An underlying fund also may invest in preferred stocks rated in any rating category of the nationally recognized statistical rating organizations (NRSROs) or unrated preferred stocks, subject to the investment policies and restrictions of the underlying fund. Debt securities have varying levels of sensitivity to changes in interest rates and varying degrees of quality. As a general matter, however, when interest rates rise, the values of fixed-rate debt securities fall and, conversely, when interest rates fall, the values of fixed-rate debt securities rise. Similarly, debt securities with longer maturities generally are more sensitive to interest rate changes than debt securities with shorter maturities.

Subject to its investment policies and restrictions, an underlying fund may, when investing in equity securities, concentrate its investments in a certain style of security (e.g., growth or value stocks), company size (e.g., small-cap, mid-cap or large-cap stocks), or industry or sector (e.g., consumer discretionary, industrials or information technology, among others). Such investment strategies and/or category of equity securities may fall out of favor with investors and underperform the market as a whole over any period of time. There can be no guarantee such strategy will be successful.

In addition, an underlying fund's investment strategy, as disclosed in its prospectus, may include typically holding a limited number of stocks. In such circumstances, the appreciation or depreciation of any one security held by an underlying fund may have a greater impact on the fund than it would if the fund invested in a larger number of securities.

Subject to its investment policies and restrictions, an underlying fund may invest in stocks that commonly pay dividends. Such stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole over any period of time. In addition, there is no guarantee that an issuer will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend a company may pay may fluctuate significantly. In addition, the value of dividend-paying common stocks can decline when interest rates rise as other investments become more attractive to investors.

As part of their equity investments, certain underlying funds may utilize investment strategies that seek to identify current trends, catalysts or themes in its equity investments. The Investment Manager may consider various thematic catalysts in its analysis, including major macro-economic and political forces, cyclical inflections, changes in consumer behavior and technology shifts. Once a trend or theme is identified, the Investment Manager generally seeks to invest an underlying fund in what it believes are dominant companies that will benefit from these trends or themes; including companies that the Investment Manager believes have long-term earnings potential that exceeds market expectations. However, such underlying fund's performance may suffer if the Investment Manager does not correctly identify such themes or if such themes develop in unanticipated ways, or if certain catalysts do not occur or the market reacts differently than expected to such catalysts.

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in debt securities rated in any rating category of the NRSROs, including securities rated in the lowest category (securities rated D by S&P Global Ratings, a division of S&P Global, Inc. (S&P) or comparably rated by another NRSRO). Debt securities rated D by S&P or comparably rated by another NRSRO are in payment default or are regarded as having extremely poor prospects of ever attaining any real investment standing. Debt securities rated at least BBB- by S&P or comparably rated by another NRSRO are considered to be investment grade debt securities; however, securities rated BBB- or comparably rated by another NRSRO may have speculative characteristics and involve greater risk of default or price changes. In addition, an underlying fund will treat unrated securities determined by the Investment Manager to be of comparable quality to a rated security as having that rating. In the case of a "split-rated" security, which results when NRSROs rate the security at different rating levels (*e.g.*, BBB by S&P and a higher or lower rating by another NRSRO), it is the general policy of each underlying fund to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used.

While credit ratings are only one factor the Investment Manager relies on in evaluating high-yield (low-rated) debt securities, certain risks are associated with credit ratings. Credit ratings evaluate the safety of principal and interest payments, not market value risk. Credit ratings for individual securities may change from time to time, and an underlying fund may retain a portfolio security whose rating has been changed. In addition, a credit rating may become stale in that it fails to reflect changes in an issuer's financial condition. Credit ratings represent the NRSRO's opinion regarding the quality of the security and are not a guarantee of quality. See *Appendix A* to this SAI for a description of these ratings.

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may purchase debt securities whose principal amount at maturity is dependent upon the performance of a specified equity security (commonly called "equity-linked debt securities"). The issuer of such debt securities is unaffiliated with the issuer of the equity security to whose performance the debt security is linked. Equity-linked debt securities differ from ordinary debt securities in that the principal amount received at maturity is not fixed, but is based on the price of the linked equity security at the time the debt security matures. The performance of equity-linked debt securities depends primarily on the performance of the linked equity security and also may be influenced by interest rate changes. In addition, although equity-linked debt securities typically are adjusted for diluting events such as stock splits, stock dividends and certain other events affecting the market value of the linked equity security, the debt securities are not adjusted for subsequent issuances of the linked equity security for cash. Such an issuance could adversely affect the price of the debt security. In addition to the equity risk relating to the linked equity security, such debt securities also are subject to credit risk with regard to the issuer of the debt security. In general, however, such debt securities are less volatile than the equity securities to which they are linked.

Debt securities may be unsecured and structurally or contractually subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such debt investments may not be protected by financial covenants or limitations upon additional indebtedness. Other factors may materially and adversely affect the market price and yield of such debt investments, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. Subject to its investment policies and restrictions, certain of the debt instruments in which an underlying fund may invest may have speculative characteristics. Debt securities may be subject to credit risk, duration risk, extension risk, income risk, interest rate risk, liquidity risk and reinvestment risk, among other risks.

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. Convertible securities generally have higher yields than common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities, are less subject to fluctuation in value than the underlying stock because they have fixed-income characteristics, and provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security's investment value. A convertible security may be subject to redemption at the option of the issuer at a price established in the security's offering document. If a convertible security held by an underlying fund is called for redemption, such underlying fund will be required to convert it into the underlying stock, sell it to a third party or permit the issuer to redeem the security. Convertible securities typically are issued by smaller capitalized companies whose stock prices may be volatile. Thus, any of these actions could have an adverse effect on the ability of an underlying fund to achieve its investment objective(s).

Subject to its investment policies and restrictions, an underlying fund also may invest in contingent convertible securities (CoCos). CoCos are a form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain "triggers." The triggers generally are linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution's continued viability as a going concern. CoCos' unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:

- Loss absorption risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution's discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.

- Subordinated instruments. CoCos, in the majority of circumstances, will be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the underlying funds, against the issuer in respect of or arising under the terms of the CoCos generally shall rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer's underlying equity securities following a conversion event (*i.e.*, a "trigger"), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.

- Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer's applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) also may invest in a type of convertible preferred stock that pays a cumulative, fixed dividend that is senior to, and expected to be in excess of, the dividends paid on the common stock of the issuer. At the mandatory conversion date, the preferred stock is converted into not more than one share of the issuer's common stock at the call price that was established at the time the preferred stock was issued. If the price per share of the related common stock on the mandatory conversion date is less than the call price, the holder of the preferred stock will nonetheless receive only one share of common stock for each share of preferred stock (plus cash in the amount of any accrued but unpaid dividends). At any time prior to the mandatory conversion date, the issuer may redeem the preferred stock upon issuing to the holder a number of shares of common stock equal to the call price of the preferred stock in effect on the date of redemption divided by the market value of the common stock, with such market value typically determined 1 or 2 trading days prior to the date notice of redemption is given. The issuer also must pay the holder of the preferred stock cash in an amount equal to any accrued but unpaid dividends on the preferred stock. This convertible preferred stock is subject to the same market risk as the common stock of the issuer, except to the extent that such risk is mitigated by the higher dividend paid on the preferred stock. The opportunity for equity appreciation afforded by an investment in such convertible preferred stock, however, is limited, because in the event the market value of the issuer's common stock increases to or above the call price of the preferred stock, the issuer may (and would be expected to) call the preferred stock for redemption at the call price. This convertible preferred stock also is subject to credit risk with regard to the ability of the issuer to pay the dividend established upon issuance of the preferred stock. Generally, however, the market value of the convertible preferred stock is less volatile than the related common stock of the issuer.

Certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by an underlying fund.

Operational Risks

The Portfolios, the underlying funds and their service providers, may be prone to operational and information security risks resulting from, among other problems, human errors, systems and technology disruptions or failures, or breaches in cybersecurity. The occurrence of any of these problems could result in a loss of information, regulatory scrutiny, reputational damage and other consequences, any of which could have a material adverse effect on an underlying fund, or on a Portfolio or its shareholders. A breach in cybersecurity may be either an intentional or unintentional event that allows an unauthorized party to gain access to fund assets, customer data or proprietary information, or cause a Portfolio, an underlying fund or their service providers to suffer data corruption or lose operational functionality. A breach in cybersecurity may include, among other events, stealing or corrupting customer data or funds, denial of service attacks on websites that prohibit access to electronic systems by customers or employees, the unauthorized release of confidential information or various other forms of cybersecurity breaches. Cybersecurity breaches affecting the Portfolios, the underlying funds or their investment adviser, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Portfolios and the underlying funds and their shareholders. For instance, breaches in cybersecurity may interfere with the processing of shareholder transactions, including the ability to buy and sell shares, impact the Portfolios' and the underlying funds' ability to calculate their NAVs, cause the release of private shareholder information or confidential business information, impede trading, subject the Portfolios and the underlying funds or their service providers to regulatory fines or financial losses and/or cause reputational damage. The Portfolios and the underlying funds also may incur additional costs for cybersecurity risk management purposes. Similar types of cybersecurity risks also are present for issues or securities in which the Portfolios and the underlying funds may invest, which could result in material adverse consequences for such issuers, and may cause the Portfolios' and the underlying funds' investment in such companies to lose value. In addition, adverse consequences could result from cybersecurity incidents affecting counterparties with which the underlying funds engage in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions and other parties.

Specific Securities and Investment Practices

Banking Industry and Savings and Loan Obligations

Certificates of deposit are certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank (meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument at maturity). In addition to investing in certificates of deposit and bankers' acceptances, each underlying fund may invest in time deposits in banks or savings and loan associations. Time deposits generally are similar to certificates of deposit, but are uncertificated. Each underlying fund's investments in certificates of deposit, time deposits, and bankers' acceptances are limited to obligations of (i) U.S. banks having total assets in excess of $500,000,000 (as of the date of their most recent financial statements at the time of investment), (ii) U.S. banks which do not meet the $500,000,000 asset requirement, if the principal amount of such obligation is fully insured by the Federal Deposit Insurance Corporation (FDIC), (iii) savings and loan associations which have total assets in excess of $500,000,000 and which are members of the FDIC, and (iv) foreign banks if the obligation is, in the opinion of the Investment Manager, of an investment quality comparable to other debt securities which may be purchased by the underlying fund. Each underlying fund's investments in certificates of deposit of savings associations are limited to obligations of federal or state-chartered institutions whose total assets exceed $500,000,000 and whose deposits are insured by the FDIC. Bank deposits are not marketable, and an underlying fund may invest in them subject to its investment restrictions regarding illiquid investments, unless such obligations are payable at principal amount plus accrued interest on demand or within 7 days after demand.

Borrowing

Each of the underlying funds may borrow money only as permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. Proceeds from borrowings will be used for temporary, extraordinary or emergency purposes, including temporary purposes associated with the Interfund Lending Program discussed above. Interest on money borrowed is an expense an underlying fund would not otherwise incur, and as a result, it may have reduced net investment income during periods of outstanding borrowings. If an underlying fund does borrow money, its share price may be subject to greater fluctuation until the borrowing is paid off.

Credit-Linked Notes

Subject to its investment policies and restrictions, an underlying fund may invest in credit-linked notes. A credit-linked note is a structured note whose value is linked to an underlying reference asset. Credit-linked notes typically provide periodic payments of interest, as well as payment of principal upon maturity. The value of the periodic payments and the principal amount payable upon maturity are tied (positively or negatively) to a reference asset, such as an index, government bond, interest rate or currency exchange rate. The ongoing payments and principal upon maturity typically will increase or decrease depending on increases or decreases in the value of the reference asset. A credit-linked note typically is issued by a limited purpose trust or other vehicle and is a direct obligation of the issuing entity. The limited purpose trust or other vehicle, in turn, invests in bonds or a derivative or basket of derivative instruments, such as credit default swaps, interest rate swaps and/or other securities, to provide the exposure set forth in the credit-linked note. The periodic interest payments and principal obligations payable under the terms of the note typically are conditioned upon the entity's receipt of payments on its underlying investment. If the underlying investment defaults, the periodic payments and principal received by the underlying funds will be reduced or eliminated. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. Generally, investors in credit-linked notes assume the risk of default by the issuer and the reference entity in return for a potentially higher yield on their investment or access to an investment that they could not otherwise obtain. In the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than an underlying fund's initial investment, and the underlying fund may lose money.

Exchange-Traded Funds (ETFs)

Subject to its investment policies and restrictions, and only to the extent permitted by the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief, an underlying fund (other than Ivy Government Money Market Fund) may invest in ETFs for various purposes, which may or may not be a regulated investment company (RIC) (*i.e.*, open-end mutual fund). For example, an underlying fund may invest in S&P 500 Depositary Receipts (SPDRs), which track the S&P 500 Index; S&P MidCap 400 Depositary Receipts (MidCap SPDRs), which track the S&P MidCap 400 Index; and "Dow Industrial Diamonds," which track the Dow Jones Industrial Average, or in ETFs that track other indexes; provided that such investments are consistent with the underlying fund's investment objective(s) as determined by the Investment Manager. Each of these securities represents shares of beneficial interest in a trust, or series of a trust, that typically holds a proportionate amount of shares of all stocks included in the relevant underlying index. Since most ETFs are a type of investment company, an underlying fund's purchases of ETF shares are subject to its investment restrictions regarding investments in other investment companies. However, the Portfolios may invest directly in unaffiliated ETFs in excess of limitations imposed by the 1940 Act.

An ETF's shares have a market price that approximates the NAV of the ETF's portfolio, which generally is designed to track the designated index or the NAV of the underlying basket of securities, currencies and/or commodities or commodities futures, as applicable. Some ETFs are actively managed and instead of replicating, they seek to outperform a particular index or basket or price of a commodity or currency. ETF shares are exchange-traded and as with other equity transactions, brokers charge a commission in connection with the purchase of shares of ETFs. In addition, an asset management fee is charged against the assets of an ETF (which is charged in addition to the investment management fee paid by an underlying fund).

Trading costs for ETFs can be higher than those for stock index futures contracts, but, because ETFs trade like other exchange-listed equities, they represent a relatively quick and convenient method of using an underlying fund's assets to track the return of a particular stock index.

Investments in an ETF that is a RIC (*i.e.*, open-end mutual fund) generally present the same primary risks as investments in a conventional open-end mutual fund that is not exchange-traded. The price of an ETF can fluctuate, and an underlying fund could lose money investing in an ETF. ETFs that track an index may be unable to match the performance of such underlying index due to the temporary unavailability of certain index securities in the secondary market or other factors, such as discrepancies with respect to the weighting of securities. In addition, ETFs are subject to the following risks that do not apply to conventional mutual funds: (i) the market price of an ETF's shares may trade at a premium or discount to their NAV; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

Foreign Securities and Currencies

Foreign Securities. Subject to its investment policies and restrictions, an underlying fund may invest in the securities of foreign issuers, including depositary receipts. In general, depositary receipts are securities convertible into and evidencing ownership of securities of foreign corporate issuers, although depositary receipts may not necessarily be denominated in the same currency as the securities into which they may be converted. American depositary receipts (ADRs), in registered form, are U.S. dollar-denominated receipts typically issued by a U.S. bank representing ownership of a specific number of shares in a non-U.S. corporation. ADRs are quoted and traded in U.S. dollars in the U.S. securities market. An ADR is sponsored if the original issuing company has selected a single U.S. bank to serve as its U.S. depositary and transfer agent. This relationship requires a deposit agreement which defines the rights and duties of both the issuer and depositary. Companies that sponsor ADRs also must provide their ADR investors with English translations of company information made public in their own country of domicile. Sponsored ADR investors also generally have the same voting rights as ordinary shareholders, barring any unusual circumstances. ADRs which meet these requirements can be listed on U.S. stock exchanges. Unsponsored ADRs typically are created at the initiative of a broker or bank reacting to demand for a specific foreign stock. The broker or bank purchases the underlying shares and deposits them in a depositary. Unsponsored shares issued after 1983 are not eligible for U.S. stock exchange listings, and they generally do not include voting rights.

Global depositary receipts and European depositary receipts, in bearer form, are foreign receipts evidencing a similar arrangement and are designed for use by non-U.S. investors and traders in non-U.S. markets. Global depositary receipts are designed to facilitate the trading of securities of foreign issuers by U.S. and non-U.S. investors and traders.

The Investment Manager believes that investing in foreign securities involves investment opportunities as well as risks. Individual foreign economies may differ favorably or unfavorably from the U.S. economy or each other in such matters as gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Individual foreign companies also may differ favorably or unfavorably from U.S. companies in the same industry. Foreign currencies may be stronger or weaker than the U.S. dollar or than each other. Thus, the value of securities denominated in or indexed to foreign currencies, and the value of dividends and interest from such securities, can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.

The Investment Manager believes that an underlying fund's ability to invest its assets abroad might enable it to take advantage of these differences and strengths.

However, foreign securities and foreign currencies involve additional significant risks, apart from the risks inherent in U.S. investments. Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices on some foreign markets can be highly volatile. Many foreign countries lack uniform accounting and disclosure standards comparable to those applicable to U.S. companies, and it may be more difficult to obtain reliable information regarding an issuer's financial conditions and operations. In addition, the costs of foreign investing, including withholding taxes, brokerage commissions and custodial costs, generally are higher than for U.S. investments.

Foreign markets may offer less protection to investors than U.S. markets. Foreign issuers, brokers and securities markets may be subject to less government supervision. Foreign securities trading practices, including those involving the release of assets in advance of payment, may involve increased risks in the event of a failed trade or the insolvency of a broker-dealer, and may involve substantial delays. It also may be difficult to enforce legal rights in foreign countries.

Securities of issuers traded on exchanges may be suspended, either by the issuers themselves, by an exchange or by governmental authorities. Trading suspensions may be applied from time to time to the securities of individual issuers for reasons specific to that issuer, or may be applied broadly by exchanges or governmental authorities in response to market events. In the event that an underlying fund holds material positions in such suspended securities, the underlying fund's ability to liquidate its positions or provide liquidity to investors may be compromised and the underlying fund could incur significant losses.

Investing abroad also involves different political and economic risks. Foreign investments may be affected by actions of foreign governments adverse to the interests of U.S. investors, including: the possibility of expropriation or nationalization of assets; confiscatory taxation; restrictions on U.S. investment or on the ability to repatriate assets or convert currency into U.S. dollars (which also may affect the liquidity of such investments), such as those applicable to certain investments in China; or other government intervention. There may be greater possibility of default by foreign governments or government-sponsored enterprises. Investments in foreign countries also involve a risk of local political, economic, or social instability, military action or unrest, or adverse diplomatic developments. There is no assurance that the Investment Manager will be able to anticipate these potential events or counter their effects.

Certain foreign securities impose restrictions on transfer within the United States or to U.S. persons. Although securities subject to transfer restrictions may be marketable abroad, they may be less liquid than foreign securities of the same class that are not subject to such restrictions.

As a general rule, the country designation for a security for purposes of an underlying fund's investment policies and restrictions regarding foreign securities is the issuer's country of domicile, as indicated by a third-party source (*e.g.*, Bloomberg L.P.). However, pursuant to IICO's compliance procedures, the Investment Manager may request a different country designation due to certain identified circumstances. For example, an issuer's country designation could be changed if (i) the issuer derived at least 50% of its revenues or profits in a country other than the country of domicile; (ii) the issuer has at least 50% of its assets in a country other than the country of domicile; or (iii) the issuer's stock (security) principally is traded (based on total volume traded) in a country other than the country of domicile, provided the issuer does not have more than 50% of its revenues/profits or assets sourced in a single country.

Investments in obligations of U.S. branches of foreign banks will be considered U.S. securities if the Investment Manager has determined that the nature and extent of federal and state regulation and supervision of the branch in question are substantially equivalent to federal or state-chartered U.S. banks doing business in the same jurisdiction.

Foreign Currencies. Subject to its investment policies and restrictions, an underlying fund may purchase and sell foreign currency and invest in foreign currency deposits and may enter into forward currency contracts. An underlying fund may incur a transaction charge in connection with the exchange of currency. Currency conversion involves dealer spreads and other costs, although commissions usually are not charged.

Investment in foreign securities usually will involve currencies of foreign countries. Moreover, subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may hold funds temporarily in bank deposits in foreign currencies during the completion of investment programs and may purchase and sell forward foreign currency contracts. Because of these factors, the value of the assets of an underlying fund as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and an underlying fund may incur costs in connection with conversions between various currencies. Although an underlying fund's custodian values the underlying fund's assets daily in terms of U.S. dollars, the underlying fund does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis, and for certain investments, there may be restrictions imposed by a foreign government on the conversion of its currency to U.S. dollars (or other currencies). Generally, however, an underlying fund will convert its holdings of foreign currencies into U.S. dollars, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies, which can include other transaction costs. Thus, a dealer may offer to sell a foreign currency to an underlying fund at one rate, while offering a lesser rate of exchange should the underlying fund desire to resell that currency to the dealer. An underlying fund will conduct its foreign currency exchange transactions either on a spot (that is, cash) basis at the spot rate prevailing in the foreign currency exchange market, or through entering into forward contracts to purchase or sell foreign currencies. For more information regarding an underlying fund's use of forward contracts to purchase or sell foreign currencies, see *Options, Futures and Other Derivatives Strategies — Forward Currency Contracts.*

Because an underlying fund may invest in both U.S. and foreign securities markets, subject to its investment policies and restrictions, changes in the underlying fund's share price may have a low correlation with movements in U.S. markets. Each underlying fund's share price will reflect the movements of the different markets in which it invests (both U.S. and foreign), and of the currencies in which the investments are denominated. Thus, the strength or weakness of the U.S. dollar against foreign currencies may account for part of an underlying fund's investment performance. U.S. and foreign securities markets do not always move in step with each other, and the total returns from different markets may vary significantly. Currencies in which an underlying fund's assets are denominated may be devalued against the U.S. dollar, resulting in a loss to the underlying fund.

An underlying fund usually effects currency exchange transactions on a spot (that is, cash) basis at the spot rate prevailing in the foreign exchange market. However, some price spread on currency exchange will be incurred when the underlying fund converts assets from one currency to another. Further, an underlying fund may be affected either unfavorably or favorably by fluctuations in the relative rates of exchange between the currencies of different nations. For example, in order to realize the value of a foreign investment, an underlying fund must convert that value, as denominated in its foreign currency, into U.S. dollars using the applicable currency exchange rate. The exchange rate represents the current price of a U.S. dollar relative to that foreign currency; that is, the amount of such foreign currency required to buy one U.S. dollar. If an underlying fund holds a foreign security which has appreciated in value as measured in the foreign currency, the level of appreciation actually realized by the underlying fund may be reduced or even eliminated if the foreign currency has decreased in value relative to the U.S. dollar subsequent to the date of purchase. In such a circumstance, the cost of a U.S. dollar purchased with that foreign currency has gone up and the same amount of foreign currency purchases fewer dollars than at an earlier date.

Emerging Market Securities. The risks of investing in foreign countries are intensified in developing countries, or emerging markets. A developing or emerging country is a nation that, in the Investment Manager's opinion, is likely to experience long-term gross domestic product growth above that expected to occur in the United States, the UK, France, Germany, Italy, Japan and Canada. Developing and emerging countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Some emerging market countries may be considered "frontier market"countries, which are characterized generally as having smaller economies and even less developed capital markets than typical emerging market countries. As a result, an underlying fund's exposure to risks associated with investing in emerging market countries are magnified when investing in frontier market countries.

Unless an underlying fund contains an alternative definition of an emerging market country in its prospectus, the Investment Manager considers countries having developing or emerging markets to be all countries that generally are considered to be developing or emerging countries by the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and the International Finance Corporation, as well as countries that are classified by the United Nations or otherwise regarded by their authorities as developing or emerging.

As noted above, the country designation for a security for purposes of an underlying fund's investment policies and restrictions regarding foreign securities is the issuer's country of domicile, as indicated by a third-party source (*e.g.*, Bloomberg L.P.). Accordingly, a security would be considered issued by a developing or emerging market country if the issuer's country of domicile is a developing or emerging market country. However, pursuant to IICO's compliance procedures, the Investment Manager may request a different country designation under the following circumstances: (i) the issuer derived at least 50% of its revenues or profits in a country other than the country of domicile; (ii) the issuer has at least 50% of its assets in a country other than the country of domicile; or (iii) the issuer's stock (security) principally is traded (based on total volume traded) in a country other than the country of domicile, provided the issuer does not have more than 50% of its revenues/profits or assets sourced in a single country.

Some of the risks to which an underlying fund may be exposed by investing in securities of developing or emerging markets are: restrictions placed by the government of a developing or emerging country related to investment, currency exchange controls, and repatriation of the proceeds of investment in that country; fluctuation of a developing or emerging country's currency against the U.S. dollar; unusual price volatility in a developing or emerging country's securities markets; government involvement in the private sector, including government ownership of companies in which the underlying fund may invest; limited information about a developing or emerging market; high levels of tax levied by developing or emerging countries on dividends, interest and realized capital gains; the greater likelihood that developing or emerging markets will experience more volatility in inflation rates than developed markets; the greater potential that securities purchased by the underlying fund in developing or emerging markets may be fraudulent or counterfeit due to differences in the level of regulation, disclosure requirements and recordkeeping practices in those markets; risks related to the liquidity and transferability of investments in certain instruments, such as loan participations, that may not be considered "securities" under local law; settlement risks, including potential requirements for the underlying fund to render payment prior to taking possession of portfolio securities in which it invests; the possibility of nationalization, expropriation or confiscatory taxation; favorable or unfavorable differences between individual foreign economies and the U.S. economy, such as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency, and balance of payments position; additional costs associated with any investment in non-U.S. securities, including higher custodial fees than typical U.S. custodial arrangements, transaction costs of foreign currency conversions and generally higher commission rates on portfolio transactions than prevail in U.S. markets; relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities; greater social, economic and political instability, including the risk of war; lack of availability of currency hedging or other risk management techniques in certain developing or emerging countries; the fact that companies in developing or emerging countries may be newly organized and may be smaller and less seasoned; differences in accounting, auditing and financial reporting standards; the heightened risks associated specifically with establishing record ownership and custody of securities; and limitations on obtaining and enforcing judgments against non-U.S. residents.

Sukuk. Foreign securities and emerging market securities include sukuk. Sukuk are certificates, similar to bonds, issued by the issuer to obtain an upfront payment in exchange for an income stream to be generated by certain assets of the issuer. Generally, the issuer sells the investor a certificate, which the investor then rents back to the issuer for a predetermined rental fee. The issuer also makes a contractual promise to buy back the certificate at a future date at par value. While the certificate is linked to the returns generated by certain assets of the issuer, the underlying assets are not pledged as security for the certificates, and the underlying fund (as the investor) is relying on the creditworthiness of the issuer for all payments required by the sukuk. Issuers of sukuk may include international financial institutions, foreign governments and agencies of foreign governments. Underlying assets may include, without limitation, real estate (developed and undeveloped), lease contracts and machinery and equipment.

Foreign Sovereign Debt Obligations. Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of such debt. A governmental entity's willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity's policy towards the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities also may be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity's implementation of economic reforms and/or economic performance and the timely service of such debtor's obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds to the governmental entity, which may further impair such debtor's ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

Illiquid Investments

Rule 22e-4 under the 1940 Act provides that a Portfolio may not acquire an "illiquid investment" if, immediately after the acquisition, the Portfolio would have invested more than 15% of its net assets in illiquid investments that are assets. Rule 22e-4 defines an illiquid investment as an investment that cannot reasonably be sold or disposed of under current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment. The Board has adopted a liquidity risk management program on behalf of the Portfolios that is designed to comply with Rule 22e-4's requirements. The Board has delegated to an administrator the responsibility to oversee the program, whose duties include periodically reviewing the liquidity risk of the Portfolios and categorizing the Portfolios' investments into one of four liquidity classifications (as defined in Rule 22e-4) based on prescribed criteria, including the number of days in which the administrator reasonably expects the investment would be convertible to cash under current market conditions without significantly changing the market value of the investment. This classification process takes into account relevant market, trading and investment-specific considerations (the analysis upon which a security is convertible to cash and placed into a classification will not take into account days when exchanges in foreign markets are closed for scheduled holidays).

The Investment Manager believes that, at times, it is in the best interest of an underlying fund to be able to invest in illiquid securities up to the maximum amount allowable under the underlying fund's investment restriction on illiquid investments. The Investment Manager believes that the risk of investing in illiquid securities is manageable, considering the availability of certain securities that are currently considered illiquid but have widely established trading markets. For example, there has been significant growth in the types and availability of bank loans and structured products, including: asset backed securities (which also includes many mortgage-backed securities), collateralized bond obligations, collateralized mortgage obligations, collateralized debt obligations and commercial mortgage-backed securities. Since many of these securities are initially offered as individual issues, they often are deemed illiquid. *See Mortgage-Backed and Asset-Backed Securities* for more information on these types of securities.

Indexed Securities and Structured Notes

Each underlying fund may invest in structured notes or other indexed securities, subject to its operating policy regarding financial instruments and other applicable restrictions. An example of a "structured note" is a note that is tied to a basket of multiple indices in which an investor receives twice the gains of each index that rises, subject to a cap on the returns with proportionate losses if the index falls. An example of an "indexed security" is a security that guarantees a return higher than the rate of inflation if it is held to maturity (called inflation indexed security). Structured notes or other indexed securities are derivative debt instruments, the interest rate or principal of which is linked to securities, currencies, interest rates, commodities, indices or other financial indicators (reference instruments). Most structured notes or other indexed securities are fixed-income securities that have maturities of three years or fewer. The interest rate or the principal amount payable at maturity of an indexed security may vary based on changes in one or more specified reference instruments, such as a floating interest rate compared with a fixed interest rate. The reference instrument need not be related to the terms of the structured note or indexed security.

Structured notes and indexed securities may be positively or negatively indexed (*i.e.*, their principal value or interest rates may increase or decrease if the underlying reference instrument appreciates), and may have return characteristics similar to direct investments in the underlying reference instrument or to one or more options on the underlying reference instrument.

Structured notes and indexed securities may entail a greater degree of market risk than other types of debt securities because the investor bears the risk of the reference instrument. Structured notes and indexed securities also may be more volatile, less liquid, and more difficult to accurately price than less complex securities and instruments or more traditional debt securities. In addition to the credit risk of the structured note and indexed security's issuer and the normal risks of price changes in response to changes in interest rates, the principal amount of structured notes and indexed securities may decrease as a result of changes in the value of the underlying reference instruments. Further, in the case of certain structured notes and indexed securities, the interest rate may be increased or decreased or the terms may provide that, under certain circumstances, the principal amount payable on maturity may be reduced to zero resulting in a loss to an underlying fund.

The performance of structured notes and indexed securities depends to a great extent on the performance of the reference instrument to which they are indexed and also may be influenced by interest rate changes in the U.S. and abroad. At the same time, structured notes and indexed securities are subject to the credit risks associated with the issuer of the security and their values may decline substantially if the issuer's creditworthiness deteriorates. Structured notes and indexed securities may be more volatile than the reference instrument. Gold-indexed securities, for example, typically provide for a maturity value that depends on the price of gold, resulting in a security whose price tends to rise and fall together with gold prices. Currency-indexed securities typically are short-term to intermediate-term debt securities whose maturity values or interest rates are determined by reference to the values of one or more specified foreign currencies, and may offer higher yields than U.S. dollar-denominated securities of equivalent issuers. Currency-indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified currency value increases, resulting in a security that performs similarly to a foreign-denominated instrument, or their maturity value may decline when foreign currencies increase, resulting in a security whose price characteristics are similar to a put on the underlying currency. Currency-indexed securities also may have prices that depend on the values of a number of different foreign currencies relative to each other.

The Investment Manager will use its judgment in determining whether structured notes or indexed securities should be treated as short-term instruments, bonds, stocks, or as a separate asset class for purposes of an underlying fund's investment allocations, depending on the individual characteristics of the securities. Certain structured notes and indexed securities that are not traded on an established market may be deemed illiquid.

Initial Public Offerings (IPOs)

Securities issued through an IPO can experience an immediate drop in value if the demand for the securities does not continue to support the offering price. Information about the issuers of IPO securities also is difficult to acquire since they are new to the market and may not have lengthy operating histories. An underlying fund may engage in short-term trading in connection with its IPO investments, which could produce higher trading costs and adverse tax consequences (resulting from the recognition of net short-term capital gains, which are taxable to shareholders as ordinary income when distributed to them). The number of securities issued in an IPO is limited, so it is likely that IPO securities will represent a smaller component of an underlying fund's holdings as the underlying fund's assets increase (and thus have a more limited effect on the underlying fund's performance).

Investment Company Securities

Each underlying fund (other than Ivy Government Money Market Fund) may purchase shares of other investment companies only to the extent permitted under the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief and subject to its other investment policies and restrictions, except that each underlying fund in which a Portfolio invests may not acquire any securities of registered open-end investment companies or unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the 1940 Act. As a shareholder in an investment company, an underlying fund would bear its pro rata share of that investment company's expenses, which could result in duplication of certain fees, including management and administrative fees; therefore, if an underlying fund acquires shares of an investment company, the underlying fund's shareholders would bear both their proportionate share of expenses of the underlying fund (including management and advisory fees) and, indirectly, the expenses of such investment company.

Closed-end Investment Companies. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their NAVs. Shares of closed-end investment companies also may trade at a discount to NAV, which means an underlying fund may have to sell shares at a price lower than their NAV per share. Additionally, closed-end investment company shares may be halted or delisted by the listing exchange. Some countries, such as South Korea, Chile and India, have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. The 1940 Act restrictions on investments in securities of other investment companies may limit opportunities that some of the underlying funds otherwise permitted to invest in foreign securities otherwise would have to invest indirectly in certain developing markets. An underlying fund will incur brokerage costs when purchasing and selling shares of closed-end investment companies.

Business Development Companies (BDCs). Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in shares of BDCs. BDCs are a type of closed-end investment company regulated by the 1940 Act and typically invest in and lend to small and medium-sized private companies that may not have access to public equity markets for raising capital. BDCs invest in such diverse industries as healthcare, chemical, manufacturing, technology and service companies. A BDC must invest at least 70% of the value of its total assets in certain asset types, which typically are the securities of private U.S. businesses, and must make available significant managerial assistance to the issuers of such securities. BDCs often offer a yield advantage over other types of securities. Managers of BDCs may be entitled to compensation based on the BDC's performance, which may result in a manager of a BDC making riskier or more speculative investments in an effort to maximize incentive compensation and higher fees.

Because BDCs typically invest in small and medium-sized companies, a BDC's portfolio is subject to the risks inherent in investing in smaller companies, including that portfolio companies may be dependent on a small number of products or services and may be more adversely affected by poor economic or market conditions. Some BDCs invest substantially, or even exclusively, in one sector or industry group. Accordingly, the BDC may be susceptible to adverse conditions and economic or regulatory occurrences affecting the sector or industry group, which tends to increase the BDC's volatility and risk. Investments made by BDCs generally are subject to legal and other restrictions on resale and are otherwise less liquid than publicly traded securities. The illiquidity of these investments may make it difficult to sell such investments if the need arises, and if there is a need for a BDC in which an underlying fund invests to liquidate its portfolio quickly, it may realize a loss on its investments. BDCs also may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A consequence of this limited number of investments is that the aggregate returns realized may be disproportionately impacted by the poor performance of a small number of investments, or even a single investment, particularly if a BDC experiences the need to write down the value of an investment, which tends to increase the BDC's volatility and risk.

Investments in BDCs are subject to management risk, including the ability of the BDC's management to meet the BDC's investment objective and to manage the BDC's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding a BDC or its underlying investments change. BDC shares are not redeemable at the option of the BDC shareholder and, as with shares of other closed-end funds, they may trade in the secondary market at a discount to their NAV. Like an investment in other investment companies, an underlying fund will indirectly bear its proportionate share of any management and other expenses charged by the BDCs in which it invests.

BDCs may employ the use of leverage through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility of the BDC and the possibility that the BDC's common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises.

Lending Securities

For the purpose of realizing additional income or offsetting expenses, each underlying fund may lend portfolio securities up to the maximum amount of its total assets allowed under the 1940 Act (currently, one-third of total assets which, for purposes of this limitation, include the value of collateral received in return for securities loaned). Under an underlying fund's securities lending procedures, the underlying fund may lend securities only to broker-dealers and financial institutions deemed creditworthy by IICO. The creditworthiness of entities to which an underlying fund makes loans of portfolio securities is monitored by IICO throughout the term of the loan.

If an underlying fund lends securities, the borrower pays the underlying fund an amount equal to the dividends or interest on the securities that the underlying fund would have received if it had not loaned the securities. The underlying fund also receives additional compensation.

In addition, a borrower must collateralize any securities loans that it receives from an underlying fund in accordance with applicable regulatory requirements (the Guidelines). At the time of each loan, the underlying fund must receive collateral equal to no less than 102% of the market value of the securities loaned (or 105% of the market value of foreign securities loaned), including any accrued interest thereon. Under the present Guidelines, the collateral must consist of cash or U.S. government securities or bank letters of credit, at least equal in value to the market value of the securities loaned on each day that the loan is outstanding. Such collateral will be marked-to-market daily, and if the market value of the lent securities exceeds the value of the collateral, the borrower must add more collateral so that it at least equals 102% of the market value of the domestic securities loaned (or 105% of the foreign securities loaned). If the market value of the securities decreases, the borrower is entitled to a return of the excess collateral.

There are two methods of receiving compensation for making loans. The first is to receive a negotiated loan fee from the borrower. This method is available for all three types of collateral. The second method, which is not available when letters of credit are used as collateral, is for an underlying fund to receive interest on the investment of the cash collateral or to receive interest on the U.S. government securities used as collateral. Part of the interest received in either case may be shared with the borrower.

The letters of credit that an underlying fund may accept as collateral are agreements by banks (other than the borrowers of the underlying fund's securities), entered into at the request of the borrower and for its account and risk, under which the banks are obligated to pay to the underlying fund, while the letter is in effect, amounts demanded by the underlying fund if the demand meets the terms of the letter. The underlying fund's right to make this demand secures the borrower's obligations to it. The terms of any such letters and the creditworthiness of the banks providing them (which might include the underlying fund's custodian bank) must be satisfactory to IICO. The underlying fund will make loans only under rules of the New York Stock Exchange (NYSE), which presently require the borrower to give the securities back to the underlying fund within 5 business days after the underlying fund gives notice to do so. If the underlying fund loses its voting rights on securities loaned, it will not be able to have the securities returned to it in time to vote them if a material event affecting the investment is to be voted on. The underlying fund may pay reasonable finder's, administrative and custodian fees in connection with loans of securities.

Some, but not all, of these rules are necessary to meet regulatory requirements relating to securities loans. These rules will not be changed unless the change is permitted under these requirements. The requirements do not cover the rules which may be changed without shareholder vote, as to: (1) whom securities may be loaned; (2) the investment of cash collateral; or (3) voting rights.

There may be risks of delay in receiving additional collateral from the borrower if the market value of the securities loaned increases. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. These delays and costs could be greater for foreign securities. If an underlying fund is not able to recover the securities loaned, the underlying fund may sell the collateral and purchase a replacement investment in the market. Additional transaction costs would result, and the value of the collateral could decrease below the value of the replacement investment by the time the replacement investment is purchased. Until the replacement can be purchased, the underlying fund will not have the desired level of exposure to the security which the borrower failed to return. Cash received as collateral through loan transactions may be invested in other eligible securities, including shares of a money market fund. Investing this cash subjects the underlying fund to greater market risk including losses on the collateral and, should the underlying fund need to look to the collateral in the event of the borrower's default, losses on the loan secured by that collateral.

Investments in Chinese Securities

Certain of the underlying funds may invest in "A-shares" of certain Chinese companies through various "connect programs" with local stock exchanges in China, such as the Shanghai-Hong Kong Stock Connect Program with the Shanghai Stock Exchange that was launched in 2014 or the Shenzhen-Hong Kong Stock Connect Program with the Shenzhen Stock Exchange that was launched in 2016 or other similar programs (collectively these are referred to as Connect Programs).

Connect Programs serve to link local Chinese stock markets (such as those in Shanghai or Shenzhen) with the Hong Kong stock exchange. Under the Connect Programs, investors in Hong Kong and China can trade and settle shares listed on the other market via the exchange and clearing house in their home market. This means that international investors, who previously were prohibited from investing directly in A-shares on local Chinese exchanges, can access this market.

However, local rules apply, and listed companies that issue A-shares remain subject to the listing requirements in the local market. This means that the Connect Programs are subject to quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict an underlying fund's ability to invest in China A-shares through the Connect Programs and to enter into or exit trades on a timely basis. Connect Programs can operate only when both markets are open for trading and when banking services are available in both markets on the corresponding settlement days. As such, if one or both markets are closed on a U.S. trading day, an underlying fund may not be able to dispose of its China A-shares in a timely manner, which could adversely affect the underlying fund's performance. Only certain China A-shares are eligible to be accessed through the Connect Programs. Such securities may lose their eligibility at any time, in which case they could be sold, but could no longer be purchased through the Connect Programs. Because the Connect Programs are relatively new, the actual effect on the market for trading China A-shares with the introduction of large numbers of foreign investors is unknown. In addition, there is no assurance that the necessary systems required to operate the Connect Programs will function properly or will continue to be adapted to changes and developments in both markets. In the event that the relevant systems do not function properly, trading through the Connect Programs could be disrupted.

The Connect Programs are subject to regulations promulgated by regulatory authorities for participating exchanges and further regulations or restrictions, such as limitations on redemptions or suspension of trading, may adversely impact a Connect Program, if the authorities believe it necessary to assure orderly markets or for other reasons. Because the relevant regulations are relatively new and untested, they are subject to change and there is no certainty as to how they will be applied. Investments in China A-shares may not be covered by the securities investor protection programs of a participating exchange and, without the protection of such programs, will be subject to the risk of default by the broker. In the event that the depository, the China Securities Depository and Clearing Corporation Limited (ChinaClear), defaulted, the Hong Kong Securities Clearing Company Limited, being the nominee under the Connect Program, has limited responsibility to assist clearing participants in pursuing claims against ChinaClear. Currently, there remains no precedent that the applicable courts in China would accept beneficial owners, rather than the nominee, under the Connect Program to pursue claims directly against ChinaClear in China. Therefore, an underlying fund may not be able to recover fully its losses from ChinaClear or may be delayed in receiving proceeds as part of any recovery process. An underlying fund also may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security. An underlying fund may not be able to participate in corporate actions affecting China A-shares held through the Connect Programs due to time constraints or for other operational reasons. Similarly, an underlying fund may not be able to appoint proxies or participate in shareholders' meetings due to current limitations on the use of multiple proxies in China.

Trades on these Connect Programs are subject to certain requirements prior to trading. If these requirements are not completed prior to the market opening, an underlying fund cannot sell the shares on that trading day. Currently, certain local custodians offer a "bundled brokerage/custodian" solution to address such requirements. However, such solution may limit the number of brokers that an underlying fund may use to execute trades. An enhanced model also has been implemented by the Hong Kong Stock Exchange, but there are operational and practical challenges for an investor to utilize such enhanced model. If an investor holds 5% or more of the total shares issued by a China A-share issuer, the investor must return any profits obtained from the purchase and sale of those shares if both transactions occur within a six-month period. If an underlying fund holds 5% or more of the total shares of a China A-share issuer, its profits may be subject to this limitation. In addition, it currently is not clear whether all accounts managed by the Investment Manager and/or its affiliates will be aggregated for purposes of this limitation. If that is the case, it makes it more likely that an underlying fund's profits may be subject to this limitation.

Because all trades of eligible China A-shares must be settled in Renminbi (RMB), the Chinese currency, investors must have timely access to a reliable supply of offshore RMB, which cannot be guaranteed. The value of the RMB may be subject to a high degree of fluctuation due to changes in interest rates, the imposition of currency controls, or the effects of monetary policies of China, other foreign governments, the United States, central banks or supranational entities. Furthermore, because dividends declared by an underlying fund will be declared in U.S. dollars and underlying payments received by the underlying fund from the China A-shares will be made in RMB, fluctuations in exchange rates may adversely affect the dividends that the underlying fund would pay.

Also, investing in China carries certain political and economic risks. The value of an underlying fund's assets may be adversely affected by inadequate investor protection and changes in Chinese laws or regulations. The Chinese economy may differ favorably or unfavorably from the U.S. economy in respects such as the rate of growth of gross domestic product, the rate of inflation, capital reinvestment, resource self-sufficiency, balance of payments position and sensitivity to changes in global trade. The Chinese government has exercised and continues to exercise significant influence over many aspects of the economy. Accordingly, future government actions could have a significant effect on the country's economy, which could affect market conditions and prices and yields of China A-shares.

Loans and Other Direct Debt Instruments

Loans. Subject to its investment policies and restrictions, an underlying fund may purchase loan participations and/or loan assignments (sometimes called bank loans). Loan participations are interests in amounts owed by a corporate, governmental, or other borrower to a lender or consortium of lenders (typically banks, insurance companies, or investment banks). Purchasers of participation interests do not have any direct contractual relationship with the borrower. Most floating rate loans are acquired directly from the agent bank or from another holder of the loan by assignment. In an assignment, the underlying fund purchases an assignment of a portion of a lender's interest in a loan. In this case, the underlying fund may be required generally to rely upon the assigning bank to demand payment and enforce its rights against the borrower, but would otherwise be entitled to all of such bank's rights in the loan.

Purchasers of participation interests may be subject to delays, expenses, and risks that are greater than those that would be involved if the purchaser could enforce its rights directly against the borrower. In addition, under the terms of a participation interest, the purchaser may be regarded as a creditor of the intermediate participant (rather than of the borrower), so that the purchaser also may be subject to the risk that the intermediate participant could become insolvent. The agreement between the purchaser and lender who sold the participation interest also may limit the rights of the purchaser to vote on changes that may be made to the loan agreement, such as waiving a breach of a covenant.

Most loan participations are secured, and most impose restrictive covenants that must be met by the borrower. These loans typically are made by a syndicate of banks and institutional investors, which are represented by an agent bank that has negotiated and structured the loan and that is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Typically, under loan agreements, the agent is given broad discretion in monitoring the borrower's performance and is obligated to use the same care it would use in the management of its own property. Each of the lending institutions, including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan. Floating rate loans may include delayed draw term loans and pre-funded or synthetic letters of credit.

An underlying fund's ability to receive payments of principal and interest and other amounts in connection with loans held by it will depend primarily on the financial condition of the borrower. The failure by an underlying fund to receive scheduled interest or principal payments on a loan would adversely affect the income of the underlying fund and would likely reduce the value of its assets, which would be reflected in a reduction in the underlying fund's NAV. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or purchasing an assignment in a loan. In selecting the loans in which an underlying fund will invest, however, the Investment Manager will not rely on that credit analysis of the agent bank but will perform its own investment analysis of the borrowers.

The Investment Manager's analysis may include consideration of the borrower's financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. The majority of the loans an underlying fund will invest in will be rated by one or more NRSROs. Investments in loans may be of any quality, including "distressed" loans, and will be subject to the underlying fund's credit quality policy. Some floating rate loans and other debt securities are not rated by any NRSRO. Historically, floating rate loans have not been registered with the SEC or any state securities commission or listed on any securities exchange. As a result, the amount of public information available about a specific floating rate loan historically has been less extensive than if the floating rate loan were registered or exchange-traded.

Floating rate loans and other debt securities that are fully secured provide more protections than unsecured securities in the event of failure to make scheduled interest or principal payments. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. In connection with the restructuring of a floating rate loan or other debt security outside of bankruptcy court in a negotiated work-out or in the context of bankruptcy proceedings, equity securities or junior debt securities may be received in exchange for all or a portion of an interest in the security.

Corporate loans in which an underlying fund may purchase a loan assignment are made generally to provide bridge loans (temporary financing), finance internal growth, mergers, acquisitions (acquiring another company), recapitalizations (reorganizing the assets and liabilities of a borrower), stock purchases, leverage buy-outs (taking over control of a company), dividend payments to sponsors and other corporate activities. Under current market conditions, most of the corporate loans purchased by an underlying fund will represent loans made to highly leveraged corporate borrowers. The highly leveraged capital structure of the borrowers in such transactions may make such loans especially vulnerable to adverse changes in economic or market conditions. An underlying fund may hold investments in loans for a very short period of time when opportunities to resell the investments that the Investment Manager believes are attractive arise.

Certain of the loans acquired by an underlying fund may involve revolving credit facilities under which a borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, the underlying fund would have an obligation to advance its portion of such additional borrowings upon the terms specified in the loan assignment. To the extent that the underlying fund is committed to make additional loans under such an assignment, it will at all times, designate cash or securities in an amount sufficient to meet such commitments. A revolving credit facility may require the underlying fund to increase its investment in a floating rate loan at a time when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid.

Notwithstanding its intention in certain situations to not receive material non-public information with respect to its management of investments in floating rate loans, the Investment Manager may from time to time come into possession of material, non-public information about the issuers of loans that may be held by an underlying fund. Possession of such information may in some instances occur despite the Investment Manager's efforts to avoid such possession, but in other instances, the Investment Manager may choose to receive such information (*e.g.*, in connection with participation in a creditor's committee with respect to a financially distressed issuer). As, and to the extent, required by applicable law, the Investment Manager's ability to trade in these loans for the account of an underlying fund could potentially be limited by its possession of such information. Such limitations on the Investment Manager's ability to trade could have an adverse effect on an underlying fund by, for example, preventing the underlying fund from selling a loan that is experiencing a material decline in value. In some instances, these trading restrictions could continue in effect for a substantial period of time.

In some instances, other accounts managed by the Investment Manager may hold other securities issued by borrowers whose floating rate loans may be held by an underlying fund. These other securities may include, for example, debt securities that are subordinate to the floating rate loans held by the underlying fund, convertible debt or common or preferred equity securities. In certain circumstances, such as if the credit quality of the issuer deteriorates, the interests of holders of these other securities may conflict with the interests of the holders of the issuer's floating rate loans. In such cases, the Investment Manager may owe conflicting fiduciary duties to the underlying fund and other client accounts. The Investment Manager will endeavor to carry out its obligations to all of its clients to the fullest extent possible, recognizing that in some cases certain clients may achieve a lower economic return, as a result of these conflicting client interests, than if the Investment Manager's client account collectively held only a single category of the issuer's securities.

A floating rate loan offered as part of the original lending syndicate typically is purchased at par value. As part of the original lending syndicate, a purchaser generally earns a yield equal to the stated interest rate. In addition, members of the original syndicate typically are paid a commitment fee. In secondary market trading, floating rate loans may be purchased or sold above, at, or below par, which can result in a yield that is below, equal to, or above the stated interest rate, respectively. At certain times when reduced opportunities exist for investing in new syndicated floating rate loans, floating rate loans may be available only through the secondary market.

If an agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank or other regulatory authority, or becomes a debtor in a bankruptcy proceeding, the agent's appointment may be terminated, and a successor agent would be appointed. If an appropriate regulator or court determines that assets held by the agent for the benefit of the purchasers of floating rate loans are subject to the claims of the agent's general or secured creditors, the purchasers might incur certain costs and delays in realizing payment on a floating rate loan or suffer a loss of principal and/or interest. Furthermore, in the event of the borrower's bankruptcy or insolvency, the borrower's obligation to repay a floating rate loan may be subject to certain defenses that the borrower can assert as a result of improper conduct by the agent.

Unlike publicly-traded common stocks which trade on national exchanges, there is no central place or exchange for loans to trade. Loans trade in an over-the-counter (OTC) market, and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than 7 days to complete. Extended trade settlement periods may, in unusual market conditions with a high volume of shareholder redemptions, present a risk to shareholders regarding an underlying fund's ability to pay redemption proceeds within the allowable time periods stated in its prospectus.

Loan interests may not be considered "securities," and a purchaser, such as an underlying fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.

Collateral. Most floating rate loans are secured by specific collateral of the borrower and are senior to most other securities of the borrower. The collateral typically has a market value, at the time the floating rate loan is made, that equals or exceeds the principal amount of the floating rate loan. The value of the collateral may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. As a result, a floating rate loan may not be fully collateralized and can decline significantly in value. Floating rate loan collateral may consist of various types of assets or interests. Collateral may include working capital assets, such as accounts receivable or inventory; tangible or intangible assets; or assets or other types of guarantees of affiliates of the borrower. Inventory is the goods a company has in stock, including finished goods, goods in the process of being manufactured, and the supplies used in the process of manufacturing. Accounts receivable are the monies due to a company for merchandise or securities that it has sold, or for the services it has provided. Tangible fixed assets include real property, buildings, and equipment. Intangible assets include trademarks, copyrights and patent rights, and securities of subsidiaries or affiliates.

Generally, floating rate loans are secured unless (i) the purchaser's security interest in the collateral is invalidated for any reason by a court, or (ii) the collateral is fully released with the consent of the agent bank and lenders or under the terms of a loan agreement as the creditworthiness of the borrower improves. Collateral impairment is the risk that the value of the collateral for a floating rate loan will be insufficient in the event that a borrower defaults. Although the terms of a floating rate loan generally require that the collateral at issuance have a value at least equal to 100% of the amount of such floating rate loan, the value of the collateral may decline subsequent to the purchase of a floating rate loan. In most loan agreements there is no formal requirement to pledge additional collateral. There is no guarantee that the sale of collateral would allow a borrower to meet its obligations should the borrower be unable to repay principal or pay interest or that the collateral could be sold quickly or easily.

In addition, most borrowers pay their debts from the cash flow they generate. If the borrower's cash flow is insufficient to pay its debts as they come due, the borrower may seek to restructure its debts rather than sell collateral. Borrowers may try to restructure their debts by filing for protection under the federal bankruptcy laws or negotiating a work-out. If a borrower becomes involved in bankruptcy proceedings, access to the collateral may be limited by bankruptcy and other laws. In the event that a court decides that access to the collateral is limited or void, it is unlikely that purchasers could recover the full amount of the principal and interest due.

There may be temporary periods when the principal asset held by a borrower is the stock of a related company, which may not legally be pledged to secure a floating rate loan. On occasions when such stock cannot be pledged, the floating rate loan will be temporarily unsecured until the stock can be pledged or is exchanged for, or replaced by, other assets.

Some floating rate loans are unsecured. If the borrower defaults on an unsecured floating rate loan, there is no specific collateral on which the purchaser can foreclose.

Floating Interest Rate Loans. The rate of interest payable on floating rate loans is the sum of a base lending rate plus a specified spread. Base lending rates generally are the London Interbank Offered Rate (LIBOR), the Certificate of Deposit (CD) Rate of a designated U.S. bank, the Prime Rate of a designated U.S. bank, the federal funds rate, or another base lending rate used by commercial lenders. A borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals. The applicable spread may be fixed at time of issuance or may adjust upward or downward to reflect changes in credit quality of the borrower.

The interest rate on LIBOR-based and CD Rate-based floating rate loans is reset periodically at intervals ranging from 30 to 180 days, while the interest rate on Prime Rate- or federal funds rate-based floating rate loans floats daily as those rates change. Investment in floating rate loans with longer interest rate reset periods can increase fluctuations in the floating rate loans' values when interest rates change.

The yield on a floating rate loan will depend primarily on the terms of the underlying floating rate loan and the base lending rate chosen by the borrower. The relationship between LIBOR, the CD Rate, the Prime Rate, and the federal funds rate will vary as market conditions change. On July 27, 2017, the head of the UK's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. That announcement suggests that LIBOR may cease to be published or utilized after that time. Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain securities and transactions to a new benchmark. Transition planning is ongoing; however, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. In particular, the ICE Benchmark Administration recently announced that it will postpone certain aspects of the LIBOR transition to June 2023. As such, the potential effect of a transition away from LIBOR on an underlying fund or the financial instruments in which an underlying fund invests cannot yet be determined. The transition process might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. It also could lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based instruments. While some LIBOR-based instruments may contemplate a scenario in which LIBOR is no longer available by providing for an alternative rate-setting methodology and/or increased costs for certain LIBOR-related instruments or financing transactions, not all may have such provisions and there may be significant uncertainty regarding the effectiveness of any such alternative methodologies, resulting in prolonged adverse market conditions for the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. The willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments also remains uncertain. Any of these factors may adversely affect a Fund's performance or NAV.

Floating rate loans typically will have a stated term of five to nine years. However, because floating rate loans are frequently prepaid, their average maturity is expected to be two to three years. The degree to which borrowers prepay floating rate loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the borrower's financial condition, and competitive conditions among lenders. Prepayments cannot be predicted with accuracy. Prepayments of principal to the purchaser of a floating rate loan may result in the principal's being reinvested in floating rate loans with lower yields.

An underlying fund limits the amount of total assets that it will invest in any one issuer or in issuers within the same industry (see *Fundamental Investment Restrictions*). For purposes of these restrictions, an underlying fund generally will treat the borrower as the "issuer" of indebtedness held by the underlying fund. In the case of participation interests where a bank or other lending institution serves as intermediate participant between an underlying fund and the borrower, if the participation interest does not shift to the underlying fund the direct debtor-creditor relationship with the borrower, an underlying fund, in appropriate circumstances, will treat both the lending bank or other lending institution and the borrower as "issuers" for these purposes. Treating an intermediate participant as an issuer of indebtedness may restrict an underlying fund's ability to invest in indebtedness related to a single intermediate participant, or a group of intermediate participants engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

A borrower must comply with various restrictive covenants contained in the loan agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific financial ratios, and limits on total debt. The loan agreement also may contain a covenant requiring the borrower to prepay the floating rate loan with any free cash flow. A breach of a covenant that is not waived by the agent (or by the lenders directly) normally is an event of default, which provides the agent or the lenders the right to call the outstanding floating rate loan.

Loan Originations. Ivy Apollo Strategic Income Fund may seek to originate loans, including, but not limited to, secured and unsecured notes, senior and second lien loans, mezzanine loans and other similar investments. When the underlying fund acts as an original lender, it may participate in structuring the loan. The underlying fund will retain all fees received in connection with originating or structuring the terms of any such investment. When the underlying fund is an original lender, it will have a direct contractual relationship with the borrower, may enforce compliance of the borrower with the terms of the loan agreement and may have rights with respect to any funds acquired by other lenders through set-off. Lenders typically also have full voting and consent rights under loan agreements. The underlying fund may subsequently offer such investments for sale to third parties, which could include certain other investment funds or separately managed accounts managed by the Investment Manager; provided that there is no assurance that the underlying fund will complete the sale of such an investment.

The underlying fund does not intend to act as the agent or principal negotiator or administrator of a loan, except to the extent it might be considered to be the principal negotiator of a loan negotiated by the Investment Manager on behalf of the underlying fund and/or one or more other registered investment companies managed by the Investment Manager. The underlying fund generally will act as an original lender for a loan only if, among other things, the borrower can make timely payments on its loans and satisfy other standards established by the Investment Manager. The Investment Manager primarily relies on its own evaluation of the credit quality of such a borrower. As a result, the underlying fund is particularly dependent on those analytical abilities. Because of the nature of its investments, the underlying fund may be subject to allegations of lender liability and other claims. In addition, the Securities Act of 1933, as amended (the "Securities Act"), deems certain persons to be "underwriters" if they purchase a security from an issuer and later sell it to the public. Although it is not believed that the application of this Securities Act provision would cause the underlying fund to be engaged in the business of underwriting, a person who purchases an instrument from the underlying fund that was acquired by the underlying fund from the issuer of such instrument could allege otherwise. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer's registration statement or prospectus.

Direct Debt Instruments. An underlying fund may invest in direct debt instruments, subject to its policies and restrictions regarding the quality of debt securities. Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Direct debt instruments may not be rated by any NRSRO. If an underlying fund does not receive scheduled interest or principal payments on such indebtedness, the underlying fund's share price and yield could be adversely affected. Loans that are fully secured offer the underlying fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral could be liquidated. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Direct indebtedness of developing countries also involves a risk that the governmental entities responsible for the repayment of the debt may be unable, or unwilling, to pay interest and principal when due.

Investments in loans through direct assignment of a financial institution's interests with respect to a loan may involve additional risks to the underlying fund. For example, if a loan is foreclosed, the underlying fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Direct debt instruments also may involve a risk of insolvency of the lending bank or other intermediary. Direct debt instruments that are not in the form of securities may offer less legal protection to the underlying fund in the event of fraud or misrepresentation. In the absence of definitive regulatory guidance, the underlying fund seeks to avoid situations where fraud or misrepresentation could adversely affect the underlying fund.

A loan often is administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified in the loan agreement. Unless, under the terms of the loan or other indebtedness, the underlying fund has direct recourse against the borrower, it may have to rely on the agent to apply appropriate credit remedies against a borrower. If assets held by the agent for the benefit of the underlying fund were determined to be subject to the claims of the agent's general creditors, the underlying fund might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest.

Investments in direct debt instruments may entail less legal protection for the underlying fund. Direct indebtedness purchased by the underlying fund may include letters of credit, revolving credit facilities, or other standby financing commitments obligating the underlying fund to pay additional cash on demand. These commitments may have the effect of requiring the underlying fund to increase its investment in a borrower at a time when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid. The underlying fund will set aside appropriate liquid assets in a segregated custodial account to cover its potential obligations under standby financing commitments. Other types of direct debt instruments, such as loans through direct assignment of a financial institution's interest with respect to a loan, may involve additional risks to the underlying fund. For example, if a loan is foreclosed, the underlying fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral.

An underlying fund limits the amount of total assets that it will invest in any one issuer or in issuers within the same industry. For purposes of these limitations, an underlying fund generally will treat the borrower as the issuer of indebtedness held by the underlying fund. In the case of loan participations where a bank or other lending institution serves as financial intermediary between the underlying fund and the borrower, if the participation does not shift to the underlying fund the direct debtor-creditor relationship with the borrower, SEC interpretations require the underlying fund, in appropriate circumstances, to treat both the lending bank or other lending institution and the borrower as issuers for these purposes. Treating a financial intermediary as an issuer of indebtedness may restrict the underlying fund's ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

Listed Private Equity Companies and Funds

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in securities of listed private equity companies and funds whose principal business is to invest in and lend capital to privately held companies. An underlying fund is subject to the underlying risks that affect the listed private equity companies and funds in which it invests. Generally, little public information exists for private companies, and there is a risk that the listed private equity companies and funds may not be able to make a fully informed investment decision. In addition, the listed private equity companies and funds may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A consequence of this limited number of investments is that the aggregate returns realized by the listed private equity companies and funds may be adversely impacted by the poor performance of a small number of investments, or even a single investment. An underlying fund's investment in listed private equity companies and funds subjects the underlying fund's shareholders indirectly to the fees and expenses incurred by such companies and funds. Listed private equity companies and funds may include, among others, business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded closed-end funds, publicly traded financial institutions that lend to or invest in privately held companies and any other publicly traded vehicle whose purpose is to invest in privately held companies.

Low-Rated Securities

Debt securities rated below the four highest categories (that is, below BBB- by S&P, for example) are not considered investment grade obligations and commonly are called "junk bonds" or "high yield". These securities are predominately speculative and present more credit risk than investment grade obligations with respect to the issuer's continuing ability to meet principal and interest payments.

Low-rated debt securities (including unrated securities determined by the Investment Manager to be of comparable quality) generally involve greater volatility of price and risk of principal and income, including the possibility of default by, or bankruptcy of, the issuers of the securities. The market prices of these securities may fluctuate more than high-rated securities and may decline significantly in periods of general economic difficulty. In addition, the markets in which low-rated debt securities are traded are more limited than those in which higher-rated securities are traded. The existence of limited markets for particular securities may diminish an underlying fund's ability to sell the securities at fair value either to meet redemption requests or to respond to changes in the economy or in the financial markets and could adversely affect and cause fluctuations in the daily NAV of the underlying fund's shares.

Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of low-rated debt securities, especially in a thinly traded market. Valuation becomes more difficult and judgment plays a greater role in valuing low-rated debt securities than with respect to higher-rated debt securities for which more external sources of quotations and last sale information are available. Similarly, analysis of the creditworthiness of issuers of low-rated debt securities may be more complex than for issuers of higher-rated securities, and the ability of an underlying fund to achieve its investment objective may be more dependent upon such creditworthiness analysis than would be the case if the underlying fund were investing in higher-rated securities.

Low-rated debt securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of low-rated debt securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in low-rated debt securities prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of low-rated debt securities defaults, an underlying fund may incur additional expenses to seek recovery and lose all or part of its investment.

Distressed Debt Securities. Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in distressed companies (generally, debt securities rated below CCC+ by S&P, for example) (or, if unrated, determined by the Investment Manager to be of comparable quality) (generally referred to as Distressed Debt). Investing in Distressed Debt includes investing in securities of companies that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy. An underlying fund's investment in Distressed Debt typically involves the purchase of bank debt, lower-rated or defaulted debt securities, comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies. Such other indebtedness generally represents a specific commercial loan or portion of a loan made to a company by a financial institution such as a bank.

Loan participations represent fractional interests in a company's indebtedness and generally are made available by banks or other institutional investors. By purchasing all or a part of a loan participation, an underlying fund, in effect, steps into the shoes of the lender. Distressed Debt purchased by an underlying fund may be in the form of loans, notes or bonds. If the loan is secured, an underlying fund will have a priority claim to the assets of the company ahead of unsecured creditors and stockholders otherwise no such priority of claims exists.

A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time an underlying fund invests in these securities may not be completed on the terms or within the time frame contemplated, resulting in losses to the underlying fund. Distressed Debt securities typically are unrated, lower-rated, in default or close to default. Also, Distressed Debt generally is more likely to become worth less than the securities of more financially stable companies. An issuer of debt securities may be unable to make interest payments and repay principal when due. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value and, thus, impact underlying fund performance. These debt securities are subject to interest rate, credit and prepayment risk. An increase in interest rates will reduce the resale value of debt securities and changes in the financial condition or credit rating of an issue may affect the value of its debt securities. Issuers may prepay their obligations on fixed rate debt securities when interest rates decline, which can shorten a security's maturity and reduce an underlying fund's return.

Debt securities rated below investment grade, and the type of Distressed Debt securities which an underlying fund may purchase, generally are considered to have more risk than higher-rated debt securities. They also may fluctuate more in price, and are less liquid than higher-rated debt securities. Their prices are especially sensitive to developments affecting the company's business and to ratings changes, and typically rise and fall in response to factors that affect the company's stock prices. Issuers of such Distressed Debt are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy, such as a recession or a sustained period of rising interest rates. The risk that an underlying fund may lose its entire investment in defaulted bonds is greater in comparison to investing in non-defaulted bonds. Purchasers of participations in indebtedness must rely on the financial institution issuing the participation to assert any rights against the borrower with respect to the underlying indebtedness. In addition, an underlying fund incurs the risk as to the creditworthiness of the bank or other financial intermediary, as well as of the company issuing the underlying indebtedness.

Master Limited Partnerships (MLPs)

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in MLPs. An MLP is a limited partnership (or similar entity, such as a limited liability company, that is classified as a partnership for federal tax purposes), the interests in which are publicly traded. MLP units generally are registered with the SEC and are freely traded on a securities exchange or in the OTC market. Many MLPs operate in the oil and gas industries, including energy processing and distribution. MLPs generally are pass-through entities or businesses that are taxed at the security holder level and generally are not subject to federal or state income tax at the entity level, subject to the application of certain partnership audit rules. Annual income, gains, losses, deductions and credits of such an MLP pass through directly to its security holders. Distributions from an MLP, whether they are attributable to its annual net income that is passed through or consist in part of a return of the amount originally invested, would not be taxable, to the extent they do not exceed the investor's adjusted tax basis in its MLP interest. Generally, an MLP is operated under the supervision of one or more general partners. Limited partners are not involved in the day-to-day management of an MLP.

Investing in MLPs generally is subject to risks applicable to investing in a partnership as opposed to a corporation, which may include fewer protections afforded to investors (*e.g.*, owners of common units in an MLP may have limited voting rights and no ability to elect directors, trustees or other managers). Although unitholders of an MLP generally are limited in their liability, similar to a corporation's shareholders, an MLP's creditors typically have the right to seek the return of distributions made to the MLP's unitholders if the liability in question arose before the distributions were paid. This liability may stay attached to the unitholder even after the units are sold.

MLPs holding credit-related investments are subject to interest rate risk and the risk of default on payment obligations by debt issuers. MLPs that concentrate in a particular industry or geographic region are subject to the risks associated with such industry or region (such as the risks associated with investing in the real estate or oil and gas industries). Investments held by an MLP may be relatively illiquid, limiting the MLP's ability to vary its portfolio promptly in response to changes in economic or other conditions. MLPs may have limited financial resources, their securities may trade infrequently and in limited volume, and they may be subject to more abrupt or erratic price movements than securities of larger or more broadly based companies.

Net income from an interest in a "qualified publicly traded partnership" (QPTP), which many MLPs are treated as for federal tax purposes, is "qualifying income" for an entity (such as an underlying fund) that is a "regulated investment company" for these purposes (RIC). Please see the section entitled *Taxation of the Portfolios* for additional information regarding the tax consequences of a Portfolio investing in a QPTP.

Money Market Instruments

Money market instruments are high-quality, short-term debt instruments. They may include U.S. government securities, commercial paper and other short-term corporate obligations, certificates of deposit and other financial institution obligations. These instruments may carry fixed or variable interest rates.

Mortgage-Backed and Asset-Backed Securities

Mortgage-Backed Securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and include single- and multi-class pass-through securities and collateralized mortgage obligations (CMOs). Multi-class pass-through securities and collateralized mortgage obligations are collectively referred to in this SAI as CMOs. Some CMOs are directly supported by other CMOs, which in turn are supported by mortgage pools. Investors typically receive payments out of the interest and principal on the underlying mortgages. The portions of the payments that investors receive, as well as the priority of their rights to receive payments, are determined by the specific terms of the CMO class.

The U.S. government mortgage-backed securities in which an underlying fund may invest include mortgage-backed securities issued by the Federal National Mortgage Association (Fannie Mae), Government National Mortgage Association (Ginnie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac). Other mortgage-backed securities are issued by private issuers, generally the originators of and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers and special purpose entities. Payments of principal and interest (but not the market value) of such private mortgage-backed securities may be supported by pools of mortgage loans or other mortgage-backed securities that are guaranteed, directly or indirectly, by the U.S. government or one of its agencies or instrumentalities, or they may be issued without any government guarantee of the underlying mortgage assets but with some form of non-government credit enhancement. These credit enhancements do not protect investors from changes in market value.

Ginnie Mae is a government-owned corporation that is an agency of the U.S. Department of Housing and Urban Development. It guarantees, with the full faith and credit of the United States, full and timely payment of all monthly principal and interest on its mortgage-backed securities. Government-related guarantors (*i.e.*, not backed by the full faith and credit of the U.S. government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation owned by stockholders. It is subject to general regulation by the Federal Housing Finance Authority (FHFA). Fannie Mae purchases residential mortgages from a list of approved seller/servicers that include state and federally chartered savings and loan associations, mutual savings banks, commercial banks, credit unions and mortgage bankers. Fannie Mae guarantees the timely payment of principal and interest on pass-through securities that it issues, but those securities are not backed by the full faith and credit of the U.S. government. Freddie Mac is a government sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned by stockholders. Freddie Mac issues participation certificates, which represent interests in mortgages from Freddie Mac's national portfolio. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal on the participation certificates it issues, but those are not backed by the full faith and credit of the U.S. government.

The Treasury historically has had the authority to purchase obligations of Fannie Mae and Freddie Mac; however, in 2008, due to capitalization concerns, Congress provided the Treasury with additional authority to lend Fannie Mae and Freddie Mac emergency funds and to purchase the companies' stock, as described below. In September 2008, those capital concerns led the Treasury and the FHFA to announce that Fannie Mae and Freddie Mac had been placed in conservatorship.

Since that time, Fannie Mae and Freddie Mac have received significant capital support through Treasury preferred stock purchases as well as Treasury and Federal Reserve purchases of their mortgage backed securities. While the purchase programs for mortgage-backed securities ended in 2010, the Treasury continued its support for the entities' capital as necessary to prevent a negative net worth. From the end of 2007 through the end of 2017, Fannie Mae and Freddie Mac required Treasury support of approximately $187.5 billion through draws under the Treasury's preferred stock purchase agreements, although neither Fannie Mae nor Freddie Mac had required a draw from the Treasury from the second quarter of 2012 until the fourth quarter of 2017, and the amount of aggregate cash dividends paid by Fannie Mae and Freddie Mac continued to outweigh such draws during that time. However, in February 2018, Fannie Mae required additional Treasury support of approximately $3.7 billion to eliminate negative net worth as of the end of 2017, and Fannie Mae or Freddie Mac may need an injection of additional Treasury capital in the future. Accordingly, no assurance can be given that the Federal Reserve, Treasury, or the FHFA initiatives discussed above will ensure that Fannie Mae and Freddie Mac will remain successful in meeting their obligations with respect to the debt and mortgage-backed securities they issue. Moreover, there remains significant uncertainty as to whether (or when) Fannie Mae and Freddie Mac will emerge from conservatorship, which has no specified termination date. In addition, Fannie Mae and Freddie Mac also are the subject of several continuing class action lawsuits and investigations by federal regulators, which (along with any resulting financial restatements) may adversely affect the guaranteeing entities. Importantly, the future of the entities remains in question as the U.S. government is considering multiple options, ranging from significant reform, nationalization, privatization, consolidation, or abolishment of the entities.

The FHFA and the Treasury (through its agreements to purchase preferred stock of Fannie Mae and Freddie Mac) also have imposed strict limits on the size of the mortgage portfolios of Fannie Mae and Freddie Mac. In August 2012, the Treasury amended its preferred stock purchase agreements to provide that the portfolios of Fannie Mae and Freddie Mac will be wound down at an annual rate of 15% (up from the previously agreed annual rate of 10%), resulting in Fannie Mae and Freddie Mac reaching the $250 billion target imposed under the preferred stock purchase agreements. Further, when a ratings agency downgraded long-term U.S. government debt in August 2011, the agency also downgraded the bond ratings of Fannie Mae and Freddie Mac, from AAA to AA+, based on their direct reliance on the U.S. government (although that rating did not directly relate to their mortgage-backed securities). The U.S. government's commitment to ensure that Fannie Mae and Freddie Mac have sufficient capital to meet their obligations was, however, unaffected by the downgrade.

An underlying fund may purchase mortgage-backed securities issued by both government and non-government entities such as banks, mortgage lenders or other financial institutions. Other types of mortgage-backed securities likely will be developed in the future, and an underlying fund may invest in them if the Investment Manager determines that such investments are consistent with the underlying fund's objective(s) and investment policies.

Stripped Mortgage-Backed Securities. Stripped mortgage-backed securities are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities. The holder of the principal-only security (PO) receives the principal payments made by the underlying mortgage-backed security, while the holder of the interest-only security (IO) receives interest payments from the same underlying security.

For example, IO classes are entitled to receive all or a portion of the interest, but none (or only a nominal amount) of the principal payments, from the underlying mortgage assets. If the mortgage assets underlying an IO experience greater than anticipated principal prepayments, then the total amount of interest allocable to the IO class, and therefore the yield to investors, generally will be reduced. In some instances, an investor in an IO may fail to recoup all of the investor's initial investment, even if the security is guaranteed by the U.S. government or considered to be of the highest quality. Conversely, PO classes are entitled to receive all or a portion of the principal payments, but none of the interest, from the underlying mortgage assets. PO classes are purchased at substantial discounts from par, and the yield to investors will be reduced if principal payments are slower than expected. IOs, POs and other CMOs involve special risks, and evaluating them requires special knowledge.

Asset-Backed Securities. Asset-backed securities have structural characteristics similar to mortgage-backed securities, as discussed above. However, the underlying assets are not first lien mortgage loans or interests therein, but include assets such as motor vehicle installment sales contracts, other installment sale contracts, home equity loans, leases of various types of real and personal property and receivables from revolving credit (credit card) agreements. Such assets are securitized through the use of trusts or special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to a certain amount and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the issuer, or other credit enhancements may be present. The value of asset-backed securities also may depend on the creditworthiness of the servicing agent for the loan pool, the originator of the loans or the financial institution providing the credit enhancement.

Special Characteristics of Mortgage-Backed and Asset-Backed Securities. The yield characteristics of mortgage-backed and asset-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans or other obligations generally may be prepaid at any time. Prepayments on a pool of mortgage loans are influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors' housing needs, job transfers, unemployment, mortgagors' net equity in the mortgaged properties and servicing decisions. Generally, however, prepayments on fixed-rate mortgage loans will increase during a period of falling interest rates and decrease during a period of rising interest rates. Similar factors apply to prepayments on asset-backed securities, but the receivables underlying asset-backed securities generally are of a shorter maturity and thus are likely to experience substantial prepayments. Such securities, however, often provide that for a specified time period the issuers will replace receivables in the pool that are repaid with comparable obligations. If the issuer is unable to do so, repayment of principal on the asset-backed securities may commence at an earlier date.

The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there normally is some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.

Yields on pass-through securities typically are quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool's term may be shortened by unscheduled or early payments of principal on the underlying mortgages. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. In the past, a common industry practice has been to assume that prepayments on pools of fixed-rate 30-year mortgages would result in a 12-year average life for the pool. At present, mortgage pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of declining interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising interest rates, the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. Changes in the rate or speed of these payments can cause the value of the mortgage-backed securities to fluctuate rapidly. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield.

The market for privately issued mortgage-backed and asset-backed securities is smaller and less liquid than the market for U.S. government mortgage-backed securities. CMO classes may be specifically structured in a manner that provides any of a wide variety of investment characteristics, such as yield, effective maturity and interest rate sensitivity. As market conditions change, however, and especially during periods of rapid or unanticipated changes in market interest rates, the attractiveness of some CMO classes and the ability of the structure to provide the anticipated investment characteristics may be reduced. These changes can result in volatility in the market value, and in some instances reduced liquidity, of the CMO class.

Municipal Obligations

Municipal obligations are issued by a wide range of state and local governments, agencies and authorities for various purposes. The two main kinds of municipal bonds are general obligation bonds and revenue bonds. The issuer of a general obligation bond has pledged its full faith, credit and taxing power for the payment of principal and interest on the bond. Revenue bonds are payable only from specific sources; these may include revenues from a particular facility or class of facilities or special tax or other revenue source. Private activity bonds (PABs) are revenue bonds issued by or on behalf of public authorities to obtain funds to finance privately operated facilities. Their credit quality usually is directly related to the credit standing of the user of the facilities being financed.

Natural Resources and Physical Commodities

When an underlying fund invests in securities of companies engaged in natural resources activities, the underlying fund may be subject to greater risks and market fluctuations than funds with more diversified portfolios. The value of the underlying fund's securities will fluctuate in response to market conditions generally, and will be particularly sensitive to the markets for those natural resources in which a particular issuer is involved. The values of natural resources also may fluctuate directly with respect to real and perceived inflationary trends and various political developments. In selecting the underlying fund's investments, the Investment Manager will consider each company's ability to create new products, secure any necessary regulatory approvals, and generate sufficient customer demand. A company's failure to perform well in any one of these areas, however, could cause its stock to decline sharply.

Natural resource industries throughout the world may be subject to greater political, environmental and other governmental regulation than many other industries. Changes in governmental policies and the need for regulatory approvals may have an adverse effect on the products and services of natural resources companies. For example, the exploration, development and distribution of coal, oil and gas in the U.S. are subject to significant federal and state regulation, which may affect rates of return on such investments and the kinds of services that may be offered to companies in those industries. In addition, many natural resource companies have been subject to significant costs associated with compliance with environmental and other safety regulations. Such regulations also may hamper the development of new technologies. The direction, type or effect of any future regulations affecting natural resource industries are virtually impossible to predict.

Generally, energy commodities, such as coal, natural gas and crude oil, have distinctly higher volatility than other types of commodities, due in part to real time pricing and cross-commodity arbitrage described below. In purchasing related securities, the Investment Manager considers the integration of derivatives and physical trades for risk management in a real-time environment. As well, scheduling receipts, deliveries and transmission of a commodity can all impact investments in commodities.

Energy commodities have unique market risks and physical properties which can affect the available supply. Factors unique to energy commodities include: research and development, location, recovery costs, transportation costs, conversion costs and storage costs, as well as global demand and other events that can affect demand such as war, weather and alternative energy sources. Natural gas and crude oil are especially susceptible to changes in supply and global demand. For example, global oil prices recently have been, and continue to be, subject to extreme market volatility.

An investor in commodities must be able to manage cross-commodity arbitrage, that is, the ability to determine positions stated in equivalent units of measure (*e.g.*, British thermal units). When assessing an investment opportunity — in coal, natural gas or crude oil — this calculation can be critical in determining the success an investor has when calculating how a trade breaks down into a single common denominator. Coal tolling, for instance, involves the conversion of coal to electricity for a fee. The tolling of coal gives marketers, suppliers and generators another arbitrage opportunity if there is a disparity between coal and electricity prices while providing some added liquidity between the two commodities.

Principal risks of investing in certain types of commodities include:

- cross-commodity arbitrage can negatively impact an underlying fund's investments;
- fluctuations in demand can negatively impact individual commodities: alternative sources of energy can create unforeseen competition; changes in weather can negatively affect demand; and global production can alter demand and the need for specific sources of energy;
- fluctuations in supply can negatively impact individual commodities: transportation costs, research and development, location, recovery/retrieval costs, conversion costs, storage costs and natural disasters can all adversely impact different investments and types of energy;
- environmental restrictions can increase costs of production;
- restrictions placed by the government of a developing country related to investment, exchange controls, and repatriation of the proceeds of investment in that country; and
- war can limit production or access to available supplies and/or resources.

Investments in precious metals (such as gold) and other physical commodities are considered speculative and subject to special risk considerations, including substantial price fluctuations over short periods of time, as well as increasing regulation. On the other hand, investments in precious metals, coins or bullion could help to moderate fluctuations in the value of an underlying fund's holdings, since the prices of precious metals have at times tended not to fluctuate as widely as shares of issuers engaged in the mining of precious metals.

Because precious metals and other commodities do not generate investment income, the return on such investments will be derived solely from the appreciation or depreciation on such investments. An underlying fund also may incur storage and other costs relating to its investments in precious metals and other commodities, which may, under certain circumstances, exceed custodial and brokerage costs associated with investments in other types of securities. When an underlying fund purchases a precious metal or other physical commodity, the Investment Manager currently intends that it will only be in a form that is readily marketable. To continue to qualify as a RIC under the Internal Revenue Code of 1986, as amended (Code), an underlying fund may not derive more than 10% of its yearly gross income from gains (without regard to losses) resulting from selling or otherwise disposing of precious metals or any other physical commodity (or options or futures contracts thereon unless the gain is realized from certain hedging transactions) and other "non-qualifying income." See *Taxation of the Portfolios*. Accordingly, an underlying fund may be required to hold its precious metals or sell them at a loss, or to sell some portfolio securities at a gain, when, for investment reasons, it would not otherwise do so.

The ability of an underlying fund to purchase and hold precious metals such as gold, silver and platinum may allow it to benefit from a potential increase in the price of precious metals or stability in the price of such metals at a time when the value of securities may be declining. For example, during periods of declining stock prices, the price of gold may increase or remain stable, while the value of the stock market may be subject to general decline.

Precious metal prices are affected by various factors, such as economic conditions, political events and monetary policies. As a result, the prices of gold, silver or platinum may fluctuate widely. The sole source of return to an underlying fund from such investments will be gains realized on their sale; a negative return will be realized if the metal is sold at a loss. Investments in precious metals do not provide a yield. An underlying fund's direct investment in precious metals is limited by tax considerations. See *Taxation of the Portfolios*.

Options, Futures and Other Derivatives Strategies

General. The Investment Manager may use certain options, futures contracts (sometimes referred to as futures), options on futures contracts, forward currency contracts, swaps, caps, floors, collars, indexed securities and other derivative instruments (collectively, Financial Instruments) in an attempt to enhance income or yield, to hedge, to gain exposure to securities, sectors or geographical areas or to otherwise manage the risks of an underlying fund's investments.

Generally, each underlying fund (other than Ivy Government Money Market Fund) may purchase and sell any type of Financial Instrument. However, as an operating policy, an underlying fund will only purchase or sell a particular Financial Instrument if the underlying fund is authorized to invest in the type of asset by which the return on, or value of, the Financial Instrument primarily is measured. If an underlying fund is authorized to invest in foreign securities denominated in other currencies, each such underlying fund may purchase and sell foreign currency derivatives.

Hedging strategies can be broadly categorized as short hedges and long hedges. A short hedge is a purchase or sale of a Financial Instrument intended partially or fully to offset potential declines in the value of one or more investments held in an underlying fund's portfolio. Thus, in a short hedge, the underlying fund takes a position in a Financial Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged.

Conversely, a long hedge is a purchase or sale of a Financial Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that an underlying fund intends to acquire. Thus, in a long hedge, the underlying fund takes a position in a Financial Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. A long hedge is sometimes referred to as an anticipatory hedge. In an anticipatory hedge transaction, an underlying fund does not own a corresponding security. Therefore, the transaction relates to a security that the underlying fund intends to acquire. If the underlying fund does not complete the hedge by purchasing the security it anticipated purchasing, the effect on the underlying fund's holdings is the same as if the underlying security had been purchased and later sold, and the transaction could be viewed as speculative.

Financial Instruments involving underlying securities may be used in an attempt to hedge against price movements in one or more particular securities positions that an underlying fund owns or intends to acquire. Financial Instruments involving underlying indexes, in contrast, may be used in an attempt to hedge against price movements in market sectors in which an underlying fund has invested or expects to invest, respectively. Financial Instruments involving underlying debt securities may be used in an attempt to hedge either individual securities or broad debt market sectors.

In addition, Financial Instruments also may be used in seeking to gain exposure to securities, sectors, markets or geographical areas. Financial Instruments can be used individually, as in the purchase of a call option, or in combination, as in the purchase of a call option and a concurrent sale of a put option, as an alternative to purchasing securities. Financial Instruments may be used in this manner in seeking to gain exposure more efficiently than through a direct purchase of the underlying security or to more specifically express the outlook of the Investment Manager.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act) resulted in historic and comprehensive statutory reform of certain OTC derivatives, including the manner in which the derivatives are regulated, derivatives documentation is negotiated, and trades are reported, executed or "cleared."

Specifically, the Commodity Futures Trading Commission (CFTC) has adopted rules to require certain standardized swaps, previously traded OTC, be executed in a regulated, transparent market and settled by means of a central clearing house. To date, the CFTC has designated only certain of the most common types of credit default index swaps and interest rate swaps as subject to mandatory clearing and certain public trading facilities have made certain of those cleared swaps available to trade, but it is expected that additional categories of swaps will in the future be designated as subject to mandatory clearing and trade execution requirements. Central clearing is intended to reduce counterparty credit risk and increase liquidity, but, central clearing does not eliminate these risks and may involve additional costs and risks not involved with uncleared swaps. The assets of an underlying fund may not be fully protected in the event of the bankruptcy of the futures commission merchant (FCM) or central counterparty because the underlying fund might be limited to recovering only a *pro rata* share of all available funds and margin segregated on behalf of an FCM's customers. Credit risk of cleared swap participants is concentrated in a few clearinghouses, and the consequences of insolvency of a clearinghouse are not clear.

In addition, the banking regulators and the CFTC have issued regulations requiring the posting of initial and variation margin for uncleared swaps that are applicable to all financial end-users, including the underlying funds.

In 2020, the SEC adopted a new rule that will impact the ability of an underlying fund to invest or remain invested in derivatives. Compliance with the new rule, Rule 18f-4 under the 1940 Act, is required by August 2022. Constraints on the ability of the Investment Manager to use derivatives to gain access to markets, participate in investment opportunities or risk-manage an underlying fund's assets could have an adverse impact on an underlying fund.

The regulation of derivatives is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading. It is not possible to predict fully the effects of current or future regulation. Changing regulation may, among various possible effects, increase the cost of entering into derivatives transactions, require more assets of an underlying fund to be used for collateral in support of those derivatives than is currently the case, restrict the ability of an underlying fund to enter into certain types of derivative transactions, or could limit an underlying fund's ability to pursue its investment strategies. New requirements, even if not directly applicable to the underlying funds, may increase the cost of the underlying funds' investments and cost of doing business.

In 2012, pursuant to the Dodd-Frank Act, the CFTC made substantial amendments to the permissible exemptions, and to the conditions for reliance on the permissible exemptions, from registration as a "commodity pool operator" (CPO) under the Commodity Exchange Act (CEA). Under these amendments, if an underlying fund uses commodity interests (such as futures contracts, options on futures contracts and most swaps) other than for *bona fide* hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums required to establish these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options are "in-the-money" at the time of purchase) may not exceed 5% of the underlying fund's liquidation value, or alternatively, the aggregate net notional value of those positions, determined at the time the most recent position was established, may not exceed 100% of the underlying fund's liquidation value (after taking into account unrealized profits and unrealized losses on any such positions) unless the Investment Manager has registered as a CPO. The Investment Manager, in its management of each underlying fund, currently is complying, and intends to continue to comply, with at least one of the two alternative limitations described above. Accordingly, IICO has claimed an exclusion from the definition of the term "commodity pool operator" with respect to each underlying fund under the CEA and the regulations thereunder.

In addition to complying with these *de minimis* trading limitations set forth in the CFTC Rule 4.5 under the CPO rules, to qualify for an exclusion under the amended regulation, the operator of an underlying fund must satisfy a marketing test, which requires, among other things, that the underlying fund not hold itself out as a vehicle for trading commodity interests. Complying with the *de minimis* trading limitations may restrict the Investment Manager's ability to use derivatives as part of an underlying fund's investment strategies. Although the Investment Manager believes that it will be able to execute an underlying fund's investment strategies within the *de minimis* trading limitations, the underlying fund's performance could be adversely affected. In addition, an underlying fund's ability to use Financial Instruments may be limited by tax considerations. See *Taxation of the Portfolios*.

Pursuant to authority granted under the Dodd-Frank Act, the Treasury issued a notice of final determination (Final Determination) stating that deliverable foreign exchange forwards, as defined in the Final Determination, should not be considered swaps for most purposes. Thus, deliverable foreign exchange forwards are not deemed to be commodity interests. Therefore, an underlying fund may enter into deliverable foreign exchange forwards without such transactions counting against the *de minimis* trading limitations discussed above. Notwithstanding the Treasury's determination, deliverable foreign exchange forwards (1) must be reported to swap data repositories, (2) are subject to business conduct standards, and (3) are subject to antifraud and anti-manipulation proscriptions of swap execution facilities.

In addition, pursuant to the Dodd-Frank Act and regulations adopted by the CFTC in connection with implementing the Dodd-Frank Act, non-deliverable forwards (NDFs) are deemed to be commodity interests, including for purposes of amended CFTC Rule 4.5, and are subject to the full array of regulations under the Dodd-Frank Act. Therefore, an underlying fund will limit its investment in NDFs as discussed above.

CFTC Rule 4.5 also provides that, for purposes of determining compliance with the *de minimis* trading limitations discussed above, swaps that are centrally-cleared on the same clearing organization may be netted where appropriate, but no such netting is permitted for uncleared swaps. To the extent some NDFs remain traded OTC and are not centrally-cleared, the absolute notional value of all such transactions, rather than the net notional value, would be counted against the *de minimis* trading limitations discussed above. Requests have been made to the CFTC staff for further guidance on this aspect of CFTC Rule 4.5.

In addition to the instruments, strategies and risks described below, the Investment Manager expects to discover additional opportunities in connection with Financial Instruments and other similar or related techniques. These new opportunities may become available as new techniques are developed, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed. The Investment Manager may utilize these opportunities to the extent that they are consistent with an underlying fund's objective(s) and permitted by an underlying fund's investment policies and restrictions and regulations adopted by applicable regulatory authorities. An underlying fund might not use any of these strategies, and there can be no assurance that any strategy used will succeed. An underlying fund's prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks. The use of Financial Instruments involves special considerations and risks, certain of which are described below. Some of these techniques may increase the volatility of an underlying fund and may involve a small investment of cash relative to the magnitude of the risk assumed. Risks pertaining to particular Financial Instruments are described in the sections that follow:

(1)   Successful use of certain Financial Instruments depends upon the ability of the Investment Manager to predict movements of the overall securities, currency and interest rate markets, among other skills. There can be no assurance that any particular strategy will succeed, and the use of Financial Instruments could result in a loss, regardless of whether the intent was to reduce risk or increase return.

(2)   There might be imperfect correlation, or even no correlation, between price movements of a Financial Instrument and price movements of the investments being hedged. For example, if the value of a Financial Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculation in the market or other pressures on the markets in which Financial Instruments are traded. The effectiveness of hedges using Financial Instruments on underlying indexes will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

Because there are a limited number of types of exchange-traded options and futures contracts, the standardized contracts available may not match an underlying fund's current or anticipated investments exactly. An underlying fund may invest in options and futures contracts based on securities, indexes or other instruments with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not perfectly correlate with the performance of the underlying fund's other investments.

Options and futures prices also can diverge from the prices of their underlying instruments, even if the underlying instruments match an underlying fund's investments well. Options and futures prices are affected by such factors as changes in volatility of the underlying instrument, the time remaining until expiration of the contract, and current and anticipated short-term interest rates, which may not affect security prices the same way. Imperfect correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, and/or from imposition of daily price fluctuation limits or trading halts. An underlying fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in an underlying fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.

(3)   If successful, the above-discussed strategies can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements. However, such strategies also can reduce opportunity for gain by offsetting the positive effect of favorable price movements. For example, if an underlying fund entered into a short hedge because the Investment Manager projected a decline in the price of a security in the underlying fund's holdings, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Financial Instrument. Moreover, if the price of the Financial Instrument declined by more than the increase in the price of the security, the underlying fund could suffer a loss. In either such case, the underlying fund would have been in a better position had it not attempted to hedge at all.

(4)   As described below, an underlying fund might be required to maintain assets as cover, maintain segregated accounts or make margin payments when it takes positions in Financial Instruments involving obligations to third parties unless regulatory relief from restrictions applies. If the underlying fund were unable to close out its positions in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the underlying fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the underlying fund sell a portfolio security at a disadvantageous time.

(5)   An underlying fund's ability to close out a position in a Financial Instrument prior to expiration or maturity depends

on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (counterparty) to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the underlying fund.

(6) Certain Financial Instruments, including options, futures contracts, combined positions and swaps, can create leverage, which may amplify or otherwise increase an underlying fund's investment loss, possibly in an amount that could exceed the cost of that Financial Instrument or, under certain circumstances, that could be unlimited. Certain Financial Instruments also may require cash outlays that are only a small portion of the amount of exposure obtained through the Financial Instruments, which results in a form of leverage. Although leverage creates the opportunity for increased total return, it also can create investment exposure for an underlying fund that, in certain circumstances, could exceed the underlying fund's net assets and could alter the risk profile of the underlying fund in unanticipated ways.

(7) When traded on foreign exchanges, Financial Instruments may not be regulated as rigorously as they would be if traded on or subject to the rules of an exchange located in the United States, may not involve a clearing mechanism and related guarantees, and will be subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. The value of positions taken as part of non-U.S. Financial Instruments also could be adversely affected by: (i) other complex foreign political, legal and economic factors; (ii) lesser availability of data on which to make trading decisions than in the United States; (iii) delays in an underlying fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (v) lower trading volume and liquidity.

Cover. Certain transactions using Financial Instruments expose an underlying fund to an obligation to another party. Each underlying fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, segregate cash or liquid assets in an account with its custodian in the prescribed amount as determined daily. An underlying fund will not enter into any such transactions unless it holds either (1) an offsetting (covered) position in securities, currencies or other options, futures contracts, forward contracts or swaps, or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of an underlying fund's assets to cover or to segregated accounts could impede portfolio management or the underlying fund's ability to meet redemption requests or other current obligations.

Options. A call option gives the purchaser the right, but not the obligation, to buy, and obligates the writer to sell, the underlying investment at the agreed-upon price during the option period. A put option gives the purchaser the right, but not the obligation, to sell, and obligates the writer to buy, the underlying investment at the agreed-upon price during the option period. Purchasers of options pay an amount, known as a premium, to the option writer in exchange for the right under the option contract. Options are traded on an organized, liquid exchange or in the OTC market.

The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable an underlying fund to enhance income or yield by reason of the premiums paid by the purchasers of such options.

Writing call options can serve as a limited short hedge, because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security or currency appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the underlying fund will be obligated to sell the security or currency at less than its market value.

Writing put options can serve as a limited long hedge because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security or currency depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and the underlying fund will be obligated to purchase the security or currency at more than its market value, which would be expected to result in a loss.

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the anticipated future price volatility of the underlying investment and general market conditions. Purchased options that expire unexercised have no value.

An underlying fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, an underlying fund may terminate its obligation under a call or put option that it had written by purchasing the call or put option; this is known as a closing purchase transaction. Conversely, an underlying fund may terminate a position in a put or call option it had purchased by selling the put or call option; this is known as a closing sale transaction. Closing transactions permit an underlying fund to realize profits or limit losses on an option position prior to its exercise or expiration.

A type of put that an underlying fund may purchase is an optional delivery standby commitment, which is entered into by parties selling debt securities to the underlying fund. An optional delivery standby commitment gives the underlying fund the right to sell the security back to the seller on specified terms. This right is provided as an inducement to purchase the security.

Risks of Options on Securities. Options can offer large amounts of leverage, which may result in an underlying fund's NAV being more sensitive to changes in the value of the related instrument. An underlying fund may purchase or write both options that are traded on domestic and foreign exchanges and OTC options. Exchange-traded options on securities in the United States are issued by the Options Clearing Corporation that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between an underlying fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when an underlying fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so could result in the loss of any premium paid by the underlying fund as well as the loss of any expected benefit of the transaction. An underlying fund seeks to mitigate this risk by entering into a bilateral credit support arrangement with the counterparty, which requires the posting of collateral to cover the market value of purchased options, which would mitigate the possibility of losing any premium paid by an underlying fund, as well as any loss of expected benefit of the transaction.

An underlying fund's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market, and there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by negotiating with a different counterparty willing to take the underlying fund's place in the contract, called a novation. There can be no assurance that an underlying fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, the underlying fund would be able to terminate the position held with such counterparty; but, due to insolvency proceedings, might incur a significant delay in recovering any amounts owed to the underlying fund.

If an underlying fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction or an economically offsetting purchase transaction from another counterparty for a covered call option written by an underlying fund could cause material losses to such underlying fund because the underlying fund would, if unable to substitute other collateral, be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indexes. Puts and calls on indexes are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts. When an underlying fund writes a call on an index, it receives a premium and agrees that the purchaser of the call, upon exercise of the call, will receive from the underlying fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (multiplier), which determines the total dollar value for each point of such difference. When an underlying fund buys a call on an index, it pays a premium and has the same rights as to such call as are indicated above. When an underlying fund buys a put on an index, it pays a premium and has the right to require the seller of the put, upon the underlying fund's exercise of the put, to deliver to the underlying fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls. When an underlying fund writes a put on an index, it receives a premium and the purchaser of the put has the right to require the underlying fund to deliver to the purchaser an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price. The timing of the right of an option owner to exercise the option depends on the type of option and negotiations between the purchaser and seller.

Risks of Options on Indexes. The risks of investment in options on indexes may be greater than options on securities. Because index options are settled in cash, when an underlying fund writes a call on an index, it cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities. An underlying fund can offset some of the risk of writing a call index option by holding a diversified portfolio of securities similar to those on which the underlying index is based. However, an underlying fund cannot, as a practical matter, acquire and hold a portfolio containing exactly the same securities as underlie the index and, as a result, bears a risk that the value of the securities held will vary from the value of the index.

Even if an underlying fund could assemble a portfolio that exactly reproduced the composition of the underlying index, it still would not be fully covered from a risk standpoint because of the timing risk inherent in writing index options. When an index option is exercised, the amount of cash that the holder is entitled to receive is determined by the difference between the exercise price and the closing index level on the date when the option is exercised. This timing risk is an inherent limitation on the ability of index call option writers to cover their risk exposure by holding securities positions.

Over-the-Counter (OTC) Options. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on an exchange) typically are established by an underlying fund, and negotiated with a counterparty, prior to entering into the option contract. While this type of arrangement allows an underlying fund the flexibility to tailor the option to its needs, OTC options involve counterparty risk that is not applicable to exchange-traded options, which are guaranteed by the clearing organization of the exchange where they are traded. Some of an underlying fund's counterparties are guaranteed by their parent holding companies with respect to that counterparty's payment obligations under OTC trades (like OTC options). This helps to mitigate such counterparty risk.

Generally, OTC foreign currency options used by an underlying fund are European-style options. This means that the option is only exercisable at its expiration. This is in contrast to American-style options, which are exercisable at any time prior to the expiration date of the option.

Futures Contracts and Options on Futures Contracts. Generally, a futures contract is a standardized agreement to buy or sell a specific quantity of an underlying reference instrument, such as a security, index, currency or commodity at a specific price on a specific date in the future. The purchase of futures contracts or call options on futures contracts can serve as a long hedge, and the sale of futures contracts or the purchase of put options on a futures contract can serve as a short hedge. Writing call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing call options on securities or indexes. Similarly, writing put options on futures contracts can serve as a limited long hedge. Futures contracts and options on futures contracts also can be purchased and sold to attempt to enhance income or yield.

In addition, futures contract strategies can be used to manage the average duration of an underlying fund's fixed-income holdings. If the Investment Manager wishes to shorten the average duration of an underlying fund's fixed-income holdings, the underlying fund may sell a debt futures contract or a call option thereon, or purchase a put option on that futures contract. If the Investment Manager wishes to lengthen the average duration of an underlying fund's fixed-income holdings, the underlying fund may buy a debt futures contract or a call option thereon, or sell a put option thereon.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract an underlying fund is required to deposit initial margin that typically is calculated as an amount equal to the volatility in market value of a contract over a fixed period. Initial margin requirements are determined by the respective exchanges on which the futures contracts are traded and the FCM. Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts and options thereon does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the underlying fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, an underlying fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent variation margin payments are made to and from the FCM daily as the value of the futures position varies, a process known as marking-to-market. Variation margin does not involve borrowing, but rather represents a daily settlement of an underlying fund's obligations to or from a FCM. When an underlying fund purchases an option on a futures contract, the premium paid plus transaction costs is all that is at risk. In contrast, when an underlying fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If an underlying fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures contracts can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing the instrument purchased or sold. Positions in futures contracts and options on futures contracts may be closed only on an exchange or board of trade that provides a market for such contracts and options. However, there can be no assurance that a liquid market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions. In addition, the CFTC and various exchanges have established limits referred to as "speculative position limits" or "accountability levels" on the maximum net long or net short position that any person, such as an underlying fund, may hold or control in a particular futures contract or option thereon. For more information, see *Speculative Position Limits*.

If an underlying fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The underlying fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the underlying fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the futures contract or option or to maintain cash or liquid assets in an account.

Risks of Futures Contracts and Options. The purchase or sale of a futures contract may result in losses to an underlying fund in excess of the amount that the underlying fund delivered as initial margin. Because of the relatively low margin deposits required, futures trading involves a high degree of leverage; as a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, or gain, to an underlying fund. There also is a risk of loss by an underlying fund of the initial and variation margin deposits in the event of bankruptcy of the FCM with which the underlying fund has an open position in a futures contract. The assets of an underlying fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because the underlying fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM's customers. If an FCM does not provide accurate reporting, an underlying fund also is subject to the risk that the FCM could use the underlying fund's assets, which are held in an omnibus account with assets belonging to the FCM's other customers, to satisfy its own financial obligations or the payment obligations of another customer.

Futures contracts that are traded on non-U.S. exchanges may not be as liquid as those purchased on CFTC-designated contract markets. In addition, non-U.S. futures contracts may be subject to varied regulatory oversight. The price of any non-U.S. futures contract and, therefore, the potential profit and loss thereon, may be affected by any change in the non-U.S. exchange rate between the time a particular order is placed and the time it is liquidated, offset or exercised.

The amount of risk an underlying fund assumes when it purchases an option on a futures contract is the premium paid for the option plus related transaction costs. The purchase of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased. When an underlying fund sells (writes) an option on a futures contract, the underlying fund is subject to the risk of having to take a possibly adverse futures position if the purchaser of the option exercises its rights. If an underlying fund were required to take such a position, it could bear substantial losses.

The ordinary spreads between prices in the cash and futures markets (including the options on futures market), due to differences in the natures of those markets, are subject to the following factors, which may create distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationship between the cash and futures markets. Second, in the case of a physically settled futures contract, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate, currency exchange rate or stock market trends by the Investment Manager still may not result in a successful transaction. The Investment Manager may be incorrect in its expectations as to the extent of various interest rate, currency exchange rate or stock market movements or the time span within which the movements take place.

Index Futures. When an underlying fund utilizes an index futures contract in an attempt to hedge, the risk of imperfect correlation between movements in the price of an index futures contract and movements in the price of the securities that are the subject of the hedge increases as the composition of the underlying fund's holdings diverges from the securities included in the applicable index. The price of the index futures contract may move more than or less than the price of the securities being hedged. If the price of the index futures contract moves less than the price of the securities that are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the underlying fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the futures contract. If the price of the futures contract moves more than the price of the securities, the underlying fund will experience either a loss or a gain on the futures contract that will not be completely offset by movements in the price of the securities that are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of the securities being hedged and movements in the price of the index futures contract, an underlying fund may buy or sell index futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the prices of the securities being hedged is more than the historical volatility of the prices of the securities included in the index.

It also is possible that, where an underlying fund has sold index futures contracts in an attempt to hedge against a decline in the market, the market may advance and the value of the securities held in the portfolio may decline. If this occurred, the underlying fund would lose money on the futures contract and also experience a decline in value of its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of securities will tend to move in the same direction as the market indexes on which the futures contracts are based.

Where index futures contracts are purchased in an attempt to hedge against a possible increase in the price of securities before an underlying fund is able to invest in them in an orderly fashion, it is possible that the market may decline instead. If an underlying fund then concludes not to invest in them at that time because of concern as to possible further market decline or for other reasons, it will realize a loss on the futures contract that is not offset by a reduction in the price of the securities it had anticipated purchasing.

Foreign Currency Hedging Strategies — Special Considerations. Subject to its investment policies and restrictions, each underlying fund (other than Ivy GovernmentMoney Market Fund) may use options and futures contracts on foreign currencies (including the euro), as described above, and forward foreign currency contracts (forward currency contracts), as described below, in an attempt to hedge against movements in the values of the foreign currencies in which the underlying fund's securities are denominated or in an attempt to enhance income or yield. Currency hedges can protect against price movements in a security that an underlying fund owns or intends to acquire that are attributable to changes in the value of the currency in which it is denominated. Such hedges do not, however, protect against price movements in the securities that are attributable to other causes.

An underlying fund might seek to hedge against changes in the value of a particular currency when no Financial Instruments on that currency are available or such Financial Instruments are more expensive than certain other Financial Instruments. In such cases, the underlying fund may seek to hedge against price movements in that currency by entering into transactions using Financial Instruments on another currency or a basket of currencies, the values of which the Investment Manager believes will have a high degree of positive correlation to the value of the currency being hedged. The risk that movements in the price of the Financial Instrument will not correlate perfectly with movements in the price of the currency subject to the hedging transaction is magnified when this strategy is used.

The value of Financial Instruments on foreign currencies depends on the value of the underlying currency relative to the U.S. dollar.

There is no systematic reporting of last sale information for foreign currencies or any regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. The interbank market in foreign currencies is a global, round-the-clock market. To the extent the U.S. options or futures markets are closed while the markets for the underlying currencies remain open, significant price and rate movements might take place in the underlying markets that cannot be reflected in the markets for the Financial Instruments until they reopen.

Settlement of transactions involving foreign currencies might be required to take place within the country issuing the underlying currency. Thus, an underlying fund might be required to accept or make delivery of the underlying foreign currency in accordance with any U.S. or foreign regulations regarding the maintenance of foreign banking arrangements by U.S. residents and might be required to pay any fees, taxes and charges associated with such delivery assessed in the issuing country.

Forward Currency Contracts. Subject to its investment policies and restrictions, each underlying fund (other than Ivy Government Money Market Fund) may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days (term) from the date of the forward currency contract agreed upon by the parties, at a price set at the time of the entry into the forward currency contract. These forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers. Such transactions may serve as long hedges; for example, an underlying fund may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the underlying fund intends to acquire. Forward currency contract transactions also may serve as short hedges; for example, an underlying fund may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or a dividend or interest payment denominated in a foreign currency.

An underlying fund also may use forward currency contracts in an attempt to hedge against a decline in the value of existing investments denominated in foreign currency. For example, if the underlying fund owned securities denominated in euros, it could enter into a forward currency contract to sell euros in return for U.S. dollars to hedge against possible declines in the euro's value. Such a hedge, sometimes referred to as a position hedge, would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. The underlying fund also could hedge the position by selling another currency expected to perform similarly to the euro. This type of hedge, sometimes referred to as a proxy hedge, could offer advantages in terms of cost, yield or efficiency, but generally would not hedge currency exposure as effectively as a simple hedge into U.S. dollars. Proxy hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.

An underlying fund also may use forward currency contracts in an attempt to enhance income or yield. The underlying fund could use forward currency contracts to increase its exposure to foreign currencies that the Investment Manager believes might rise in value relative to the U.S. dollar, or shift its exposure to foreign currency fluctuations from one country to another. For example, if the underlying fund owned securities denominated in a foreign currency and the Investment Manager believed that currency would decline relative to another currency, it might enter into a forward currency contract to sell an appropriate amount of the first foreign currency, with payment to be made in the second foreign currency. This is accomplished through contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Forward currency contracts are currently individually negotiated and privately traded by currency traders and their customers. These forward currency contracts may involve the sale of U.S. dollars and the purchase of a foreign currency, or may be foreign cross-currency contracts involving the sale of one foreign currency and the purchase of another foreign currency; such foreign cross-currency contracts may be considered a hedging rather than a speculative strategy if the underlying fund's commitment to purchase the new (more favorable) currency is limited to the market value of the underlying fund's securities denominated in the old (less favorable) currency. The underlying fund segregates liquid assets, such as cash, short-term securities and other liquid securities (marked to the market daily), having a value equal to, or greater than, any commitments to purchase currency on a forward basis. The prediction of currency movements is extremely difficult and the successful execution of a speculative strategy is highly uncertain.

The cost to an underlying fund of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing.

As is the case with futures contracts, purchasers and sellers of forward currency contracts can enter into offsetting closing transactions by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Currently, secondary markets generally do not exist for forward currency contracts. Closing transactions generally can be made for forward currency contracts by negotiating directly with the counterparty or by entering an offsetting transaction with a second counterparty. There can be no assurance that an underlying fund will be able to close out a forward currency contract at a favorable price prior to maturity and, in such cases, the underlying fund would continue to be subject to market currency risk with respect to the position, and may continue to be required to maintain a position in securities denominated in the foreign currency or to maintain cash or liquid assets in an account. In addition, in the event of insolvency of the counterparty, the underlying fund might be unable to promptly terminate the position held with such counterparty and might incur a significant delay in recovering any amounts owed to the underlying fund. Even if the underlying fund entered an offsetting transaction with a second counterparty, the underlying fund would continue to be subject to settlement risk relating to the transaction with the insolvent counterparty.

The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, an underlying fund might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

Normally, consideration of the prospect for currency parities will be incorporated into the longer-term investment decisions made with regard to overall diversification strategies. However, the Investment Manager believes that it is important to have the flexibility to enter into such forward currency contracts when it determines that the best interests of an underlying fund will be served.

Successful use of forward currency contracts depends on the skill of the Investment Manager in analyzing and predicting currency values. Forward currency contracts may substantially change an underlying fund's exposure to changes in currency exchange rates and could result in losses to the underlying fund if currencies do not perform as the Investment Manager anticipates. There is no assurance that the Investment Manager's use of forward currency contracts will be advantageous to an underlying fund or that the Investment Manager will hedge at an appropriate time.

Forward currency contracts in which an underlying fund may engage include deliverable foreign exchange forwards. A deliverable foreign exchange forward contract provides for the actual exchange of the principal amounts of the two currencies in the contract (*i.e.*, settlement on a physical basis). Foreign exchange forwards typically are traded in the interbank market directly between currency traders (usually large commercial banks) and their customers. Foreign exchange dealers realize a profit based on the difference (the spread) between the prices at which they are buying and the prices at which they are selling various currencies. An underlying fund also may be required to pay certain commissions. When an underlying fund enters into a deliverable foreign exchange forward, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of any expected benefit of the transaction.

An underlying fund may be required to obtain the currency that it must deliver under the foreign exchange forward through the sale of portfolio securities denominated in such currency or through conversion of other assets of the underlying fund into such currency.

An underlying fund also may enter into forward currency contracts that do not provide for physical settlement of the two currencies (each, a Reference Currency), but instead provide for settlement by a single cash payment calculated as the difference between the agreed-upon exchange rate and the prevailing market exchange rate at settlement based upon an agreed-upon notional amount (non-deliverable forwards, or NDFs). NDFs have a fixing date and a settlement (delivery) date. The fixing date is the date and time at which the difference between the prevailing market exchange rate and the agreed upon exchange rate is calculated. The settlement (delivery) date is the date by which the payment of the Settlement Amount is due to the party receiving payment.

NDFs typically may have terms from one month up to two years and are settled in U.S. dollars.

NDFs are subject to many of the risks associated with derivatives in general and forward currency transactions, including risks associated with fluctuations in foreign currency and the risk that the counterparty will fail to fulfill its obligations. Under definitions adopted by the CFTC and SEC, NDFs are considered swaps, and therefore are included in the definition of "commodity interests." In contrast, forward currency contracts that qualify as deliverable forwards are not regulated as swaps for most purposes, and are not included in the definition of "commodity interests." However these forwards are subject to some requirements applicable to swaps, including reporting to swap data repositories, documentation requirements, and business conduct rules applicable to swap dealers. CFTC regulation of forward currency contracts, especially NDFs, may restrict the underlying fund's ability to use these instruments in the manner described above.

Although NDFs historically have been traded OTC, as swaps they may in the future be required to be centrally cleared and traded on public facilities. Under such circumstances, they would be centrally cleared and a secondary market for them normally would exist. With respect to NDFs that are centrally-cleared, an investor could lose margin payments it has deposited with the clearing organization as well as the net amount of gains not yet paid by the clearing organization if the clearing organization breaches its obligations under the NDF, becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization, the investor may be entitled to the net amount of gains the investor is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's other customers, potentially resulting in losses to the investor. Even if some NDFs remain traded OTC, they will be subject to margin requirements for uncleared swaps and counterparty risk common to other swaps.

Speculative Position Limits. The CFTC and various exchanges have established limits referred to as "speculative position limits" or "accountability levels" on the maximum net long or short futures positions that any person or group of persons under common trading control (other than a hedger, which the underlying funds are not) may hold, own or control in a particular futures contract or option on a futures contract. Trading limits also are imposed on the maximum number of contracts that any person may trade on a particular trading day. An exchange may order the liquidation of positions found to be in violation of these limits and it may impose other sanctions or restrictions. Among the purposes of speculative position limits is to prevent a corner or squeeze on a market or undue influence on prices by any single trader or group of traders. The current federal speculative position limits established by the CFTC apply to certain agricultural commodity positions, such as grains (oats, corn, and wheat), the soybeans complex (soybeans, soybean oil and soybean meal) and cotton.

On October 15, 2020, the CFTC adopted rules to impose limits on speculative positions in 25 "core" physical commodity futures contracts, as well as swaps that are economically equivalent to such contracts, in the agriculture, energy and metals markets (the "Position Limit Rules"). Among other things, the Position Limit Rules: identify which contracts are subject to speculative position limits; set thresholds that restrict the size of speculative positions that a person may hold in the spot month; create an exemption for positions that constitute bona fide hedging transactions; impose responsibilities on designated contract markets ("DCMs") and swap execution facilities ("SEFs") to establish position limits or, in some cases, position accountability rules; and apply to both futures and swaps across four relevant venues: OTC, DCMs, SEFs as well as certain non-U.S. located platforms. For the purpose of the Position Limit Rules, a market participant is generally required, subject to certain narrow exceptions, to aggregate all positions for which that participant controls the trading decisions with all positions for which that participant has a 10 percent or greater ownership interest in an account or position, as well as the positions of two or more persons acting pursuant to an express or implied agreement or understanding with that market participant (the "Aggregation Rules").

Compliance with the Position Limit Rules will not be required, for the "core" energy and metal futures contracts, until January 2022, and for economically equivalent swaps, until January 2023. The full implementation of the underlying funds' investment strategies could be negatively impacted by the existing or any future position limits regulations.

Combined Positions. An underlying fund may purchase and write options in combination with each other, or in combination with futures contracts or forward contracts, to adjust the risk and return characteristics of its overall position. A combined position usually will contain elements of risk that are present in each of its component transactions. For example, the underlying fund may purchase a put option and write a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. The underlying fund also may write a put option and purchase a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to holding the underlying instrument. Because combined options positions involve multiple trades, they may result in higher transaction costs, may be more difficult to open and close out and may perform in unanticipated ways. Because combined positions, like other Financial Instruments may require cash outlays that are only a small portion of the amount of exposure obtained through the combined positions, an underlying fund's investment exposure gained through these combined positions could exceed its net assets.

Turnover. An underlying fund's options and futures contracts activities may affect its turnover rate and brokerage commission payments. The exercise of calls or puts written by an underlying fund, and the sale or purchase of futures contracts, may cause it to sell or purchase related investments, thus increasing its turnover rate. Once an underlying fund has received an exercise notice on an option it has written, it cannot effect a closing transaction in order to terminate its obligation under the option and must deliver or receive the underlying securities at the exercise price. The exercise of puts purchased by an underlying fund also may cause the sale of related investments, also increasing turnover; although such exercise is within the underlying fund's control, holding a protective put might cause it to sell the related investments for reasons that would not exist in the absence of the put. An underlying fund pays a brokerage commission each time it buys or sells a put or call or purchases or sells a futures contract. Such commissions could be higher than those that would apply to direct purchases or sales.

Swaps, Caps, Floors and Collars. Each underlying fund (other than Ivy Government Money Market Fund) may enter into swaps, including caps, floors and collars, for any legal purpose consistent with its investment objective(s) and policies, including to attempt: to obtain or preserve a particular return or a spread on a particular investment or portion of its portfolio; to protect against an increase in the price of securities the underlying fund anticipates purchasing at a later date; to protect against currency fluctuations; to use as a duration management technique; to enhance income or capital gains; to protect against a decline in the price of securities the underlying fund currently owns; or to gain exposure to certain markets in an economical way.

A swap is an agreement involving the exchange by an underlying fund with another party of their respective commitments to pay or receive payments at specified dates based upon or calculated by reference to changes in specified prices or rates (*e.g.*, interest rates in the case of interest rate swaps) based on a specified amount (the "notional" amount). Examples of swap agreements include, but are not limited to, equity, commodity, index or other total return swaps, foreign currency swaps, credit default swaps and interest rate swaps.

The Dodd-Frank Act and related regulatory developments have imposed comprehensive new regulatory requirements on swaps and swap market participants. The regulatory framework includes: (1) registration and regulation of swap dealers and major swap participants; (2) requiring central clearing and execution of standardized swaps; (3) imposing margin requirements on swap transactions; (4) regulating and monitoring swap transactions through position limits and large trader reporting requirements; and (5) imposing record keeping and centralized and public reporting requirements, on an anonymous basis, for most swaps. The CFTC is responsible for the regulation of most swaps. The SEC has jurisdiction over a small segment of the market referred to as "security-based swaps," which includes swaps on single securities or credits, or narrow-based indices of securities or credits.

A swap agreement may be negotiated bilaterally and traded OTC between the two parties (for an uncleared swap) or, in some instances, must be transacted through an FCM and cleared through a clearinghouse that serves as a central counterparty (for a cleared swap). Certain standardized swaps currently are, and more in the future are expected to be, subject to mandatory central clearing and exchange-trading. The Dodd-Frank Act and implementing rules will ultimately require the clearing and exchange- trading of many swaps. Mandatory exchange-trading and clearing will occur on a phased-in basis based on the type of market participant, CFTC approval of contracts for central clearing and public trading facilities making such cleared swaps available to trade. To date, the CFTC has designated only certain of the most common types of credit default index swaps and interest rate swaps as subject to mandatory clearing and certain public trading facilities have made certain of those cleared swaps available to trade, but it is expected that additional categories of swaps will in the future be designated as subject to mandatory clearing and trade execution requirements. Central clearing is intended to reduce counterparty credit risk and increase liquidity, but central clearing does not eliminate these risks and may involve additional costs and risks not involved with uncleared swaps.

In an uncleared swap, the swap counterparty typically is a brokerage firm, bank or other financial institution. During the term of an uncleared swap, an underlying fund will be required to pledge to the swap counterparty, from time to time, an amount of cash and/or other assets equal to the total net amount (if any) that would be payable by the underlying fund to the counterparty if all outstanding swaps between the parties were terminated on the date in question, including any early termination payments. Likewise, the counterparty will be required to pledge cash or other assets to cover its obligations to the underlying fund. However, the amount pledged may not always be equal to or more than the amount due to the other party. Therefore, if a counterparty defaults in its obligations to an underlying fund, the amount pledged by the counterparty and available to the underlying fund may not be sufficient to cover all the amounts due to the underlying fund and the underlying fund may sustain a loss.

In a cleared swap, an underlying fund's ultimate counterparty is a central clearinghouse rather than a brokerage firm, bank or other financial institution. Cleared swaps are submitted for clearing through each party's FCM, which must be a member of the clearinghouse that serves as the central counterparty. Transactions executed on a SEF may increase market transparency and liquidity but may require the underlying fund to incur increased expenses to access the same types of swaps that it has used in the past. When an underlying fund enters into a cleared swap, it must deliver to the central counterparty (via the FCM) an amount referred to as "initial margin." Initial margin requirements are determined by the central counterparty, and are typically calculated as an amount equal to the volatility in market value of the cleared swap over a fixed period, but an FCM may require additional initial margin above the amount required by the central counterparty. During the term of the swap agreement, a "variation margin" amount also may be required to be paid by an underlying fund or may be received by an underlying fund in accordance with margin controls set for such accounts.

Swap agreements can be structured to provide exposure to a variety of different types of investments or market factors. For example, in an interest rate swap, fixed-rate payments may be exchanged for floating rate payments; in a currency swap, U.S. dollar-denominated payments may be exchanged for payments denominated in a foreign currency; and in a total return swap, payments tied to the investment return on a particular asset, group of assets or index may be exchanged for payments that are effectively equivalent to interest payments or for payments tied to the return on another asset, group of assets or index.

Caps, floors and collars have an effect similar to buying or writing options; they allow a purchaser to attempt to protect itself against interest rate movements exceeding specified minimum or maximum levels. The purchase of a cap entitles the purchaser to receive payments from the seller on a notional principal amount to the extent that a specified index exceeds a predetermined value. The purchase of a floor entitles the purchaser to receive payments from the seller on a notional principal amount to the extent that a specified index falls below a predetermined value. A collar combines elements of buying a floor and selling a cap.

In a long total return equity swap, an underlying fund will receive, and, in a short total return swap, an underlying fund pays, the price appreciation of an equity index, a custom basket of equity securities, or a single equity, plus any dividend or coupon income from such securities, in exchange for payments equivalent to a floating rate of interest, or if the equity swap is for the equivalent of one interest rate period, a fixed fee that is established at the outset of the swap. Floating rate payments are pegged to a base rate, such as the federal funds rate, that is periodically adjusted. Therefore, if interest rates increase over the term of the swap contract, an underlying fund may be required to pay a higher amount at each swap reset date.

An underlying fund may enter into credit default swap contracts for hedging or investment purposes. The underlying fund may either sell or buy credit protection under these contracts. The seller in a credit default swap contract is required to pay the par (or other agreed-upon) value of a referenced debt obligation to the buyer in exchange for an equal face amount of deliverable obligations of the referenced debt obligation (or other agreed-upon debt obligation) described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled, if there is a credit event by the issuer of that debt obligation. In return, the seller receives from the buyer a periodic stream of payments over the term of the contract or, if earlier, until the occurrence of a credit event. If the contract is terminated prior to its stated maturity, either the seller or the buyer would make a termination payment to the other in an amount approximately equal to the amount by which the value of the contract has increased in value to the recipient of the settlement payment. For example, if the contract is more valuable to the buyer (as would normally occur if the creditworthiness of the issuer of the referenced debt obligation has decreased), the seller would make a termination payment to the buyer. As the seller of credit protection, an underlying fund would effectively add leverage to the extent the notional amount exceeds the amount of cash the underlying fund has because, in addition to its total net assets, the underlying fund would be subject to the investment exposure of the notional amount of the swap. As the buyer, an underlying fund normally would be hedging its exposure on debt obligations that it holds.

Swap agreements may shift an underlying fund's investment exposure from one type of investment to another. For example, if the underlying fund agrees to exchange payments in U.S. dollars for payments in foreign currency, the swap agreement would tend to decrease the underlying fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Most swap agreements provide that, when the periodic payment dates for both parties are the same, payments are netted, and only the net amount is paid to the counterparty entitled to receive the net payment. Consequently, an underlying fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by each counterparty.

Because swap agreements may have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment. The net amount of the excess, if any, of an underlying fund's obligations over its entitlements with respect to each swap will be accrued on a daily basis and an amount of cash or liquid assets having an aggregate value at least equal to the accrued excess will be maintained in an account with the underlying fund's custodian that satisfies the requirements of the 1940 Act. The underlying fund also will establish and maintain such account with respect to its total obligations under any swaps that are not entered into on a net basis and with respect to any caps or floors that are written by the underlying fund. The Investment Manager and each underlying fund believe that such obligations do not constitute senior securities under the 1940 Act and, accordingly, do not treat them as being subject to the underlying fund's borrowing restrictions.

The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swaps are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks, bonds, and other traditional investments.

The use of a swap requires an understanding not only of the referenced asset, referenced rate, or index but also of the swap itself. If the Investment Manager attempts to use a swap as a hedge against, or as a substitute for, an underlying fund's portfolio investment, the underlying fund will be exposed to the risk that the swap will have or will develop an imperfect or no correlation with the portfolio investment. This could cause significant losses for the underlying fund. While hedging strategies involving swap instruments can reduce the risk of loss, they also can reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other underlying fund investments.

As with other investments, swap agreements are subject to the risk that the market value of the instrument will change in a way detrimental to an underlying fund's interest. The underlying fund bears the risk that the Investment Manager will not accurately forecast future market trends or the values of assets, reference rates, indexes, or other economic factors in establishing swap positions for the underlying fund.

To the extent a swap is not centrally cleared, the use of a swap also involves the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the counterparty or the failure of the counterparty to make required payments or otherwise comply with the terms of the agreement. The creditworthiness of firms with which an underlying fund enters into swaps, caps, floors or collars will be monitored by the Investment Manager. If a counterparty's creditworthiness declines, the value of the swap might decline, potentially resulting in losses. Changing conditions in a particular market area, whether or not directly related to the referenced assets that underlie the swap agreement, may have an adverse impact on the creditworthiness of the counterparty. For example, the counterparty may have experienced losses as a result of its exposure to a sector of the market that adversely affect its creditworthiness. If a default occurs by the other party to such transaction, the underlying fund may have contractual remedies pursuant to the agreements related to the transaction.

Central clearing is designed to reduce counterparty credit risk and increase liquidity compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant's swap, but it does not eliminate those risks completely and may involve additional costs and risks not involved with uncleared swaps. There also is a risk of loss by an underlying fund of the initial and variation margin deposits in the event of bankruptcy of an FCM with which the underlying fund has an open position, or the central counterparty in a swap contract. The assets of an underlying fund may not be fully protected in the event of the bankruptcy of an FCM or central counterparty because the underlying fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM's customers. If an FCM does not provide accurate reporting, an underlying fund also is subject to the risk that the FCM could use the underlying fund's assets, which are held in an omnibus account with assets belonging to the FCM's other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty. Credit risk of cleared swap participants is concentrated in a few clearinghouses, and the consequences of insolvency of a clearinghouse are not clear.

With cleared swaps, an underlying fund may not be able to obtain terms as favorable as it would be able to negotiate for a bilateral, uncleared swap. In addition, an FCM may unilaterally amend the terms of its agreement with an underlying fund, which may include the imposition of position limits or additional margin requirements with respect to the underlying fund's investment in certain types of swaps. Central counterparties and FCMs can require termination of existing cleared swap transactions upon the occurrence of certain events, and also can require increases in margin above the margin that is required at the initiation of the swap agreement.

Finally, an underlying fund is subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the underlying fund may be required to break the trade and make an early termination payment to the executing broker.

Payment-In-Kind (PIK) Securities

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in PIK securities. PIK securities are securities that contain provisions that allow an issuer, at its discretion, to make current interest payments either in cash or in the form of additional securities. These instruments may be valued at a deep discount from the face amount. Interest received in the form of additional securities is recorded as interest income. Federal tax law requires the holder of a PIK security to accrue that interest income with respect to the security regardless of the receipt (or non-receipt) of cash payments. Accordingly, although an underlying fund generally will not receive cash payments on PIK securities, it will have current income attributable to those securities. To avoid liability for federal income and excise taxes, therefore, an underlying fund may be required to distribute cash in an amount equal to income

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accrued with respect to those securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to make that distribution.

It is possible that by effectively increasing the principal balance payable to an underlying fund or deferring cash payment of such interest until maturity, the use of PIK features will increase the risk that such amounts will become uncollectible when due and payable. Prices of PIK securities may be more sensitive to changes in the issuer's financial condition, fluctuations in interest rates and market demand/supply imbalances than cash-paying securities with similar credit ratings, and thus may be more speculative than are securities that pay interest periodically in cash. Investments in PIK securities may be illiquid or restricted, which may make it difficult for an underlying fund to dispose of them or to determine their current value.

Real Estate Investment Trust (REIT) Securities

Subject to its investment policies and restrictions, an underlying fund (other than Ivy Government Money Market Fund) may invest in securities issued by REITs and/or other real estate operating companies (REOCs). A REIT is a domestic corporation (or a trust or association otherwise taxable as such for federal tax purposes) that meets certain requirements of the Code. The Code permits a qualifying REIT to deduct dividends it pays, thereby effectively eliminating entity-level federal income tax for a REIT that distributes all of its taxable income (including net capital gains) and making the REIT a modified pass-through vehicle for federal income tax purposes. To qualify for treatment as a REIT, a company must, among other things, derive at least 75% of its gross income each taxable year from real estate sources (such as rents from real estate, interest from mortgages on real estate, and gains from sales of real estate assets), and must annually distribute to its shareholders 90% or more of its taxable income (including net capital gains). Moreover, at the end of each quarter of its taxable year, at least 75% of the value of its total assets must be represented by real estate assets, cash and cash items and U.S. government securities. A REOC is a corporation or partnership (or an entity classified as such for federal tax purposes) that makes similar investments, except that a REOC has not elected or qualified to be taxed as a REIT and, therefore, among other differences, does not have a requirement to distribute any of its taxable income. REOCs also are more flexible than REITs in terms of what types of real estate investments they can make.

REITs are sometimes informally characterized as equity REITs, mortgage REITs and hybrid REITs. An equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings and derives its income primarily from rental income. A mortgage REIT invests primarily in mortgages on real estate, and derives its income primarily from interest payments received on credit it has granted. A hybrid REIT combines the characteristics of equity REITs and mortgage REITs. It is anticipated, although not required, that under normal circumstances, a majority of each underlying fund's investments in REITs will consist of shares issued by equity REITs.

The value of a REIT may be adversely affected by changes in the value of its underlying property or the property secured by mortgages the REIT holds, loss of the REIT's federal tax status or changes in laws and/or rules related to that status, or the REIT's failure to maintain its exemption from registration under the 1940 Act. The value of a REOC may be adversely affected by certain of the same factors that adversely affect REITs. In addition, a corporate REOC does not qualify for the favorable federal tax treatment that is accorded a REIT. An underlying fund may experience a decline in its income from REITs or REOCs due to falling interest rates or decreasing dividend payments.

Repurchase Agreements and Reverse Repurchase Agreements

Each underlying fund may purchase securities subject to repurchase agreements and reverse repurchase agreements, subject to its restriction on investment in illiquid investments, and subject to its investment policies and restrictions. A repurchase agreement is an instrument under which an underlying fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. A reverse repurchase agreement is the opposite: the underlying fund will sell the security with an obligation to repurchase it at an agreed-upon time and price. The amount by which the resale price is greater than the purchase price reflects an agreed-upon market interest rate effective for the period of the agreement. The return on the securities subject to the repurchase agreement may be more or less than the return on the repurchase agreement.

The majority of repurchase agreements in which an underlying fund will engage are overnight transactions, and the delivery pursuant to the resale typically will occur within 1 to 5 days of the purchase. The primary risk from repurchase agreements is that the underlying fund may suffer a loss if the seller fails to pay the agreed-upon amount on the delivery date and that amount is greater than the resale price of the underlying securities and other collateral held by the underlying fund. In the event of bankruptcy or other default by the seller, there may be possible delays and expenses in liquidating the underlying securities or other collateral, decline in their value or loss of interest. Additionally, reverse repurchase agreements involve borrowing to take advantage of investment opportunities; such leverage could magnify losses. If the underlying fund borrows money to purchase securities and those securities decline in value, then the value of the underlying fund's shares will decline faster than if the underlying fund were not leveraged. The return on such collateral may be more or less than that from the repurchase agreement. An underlying fund's repurchase agreements will be structured so as to fully collateralize the loans. In other words, the value of the underlying securities, which will be held by an underlying fund's custodian bank or by a third party that qualifies as a custodian under Section 17(f) of the 1940 Act, is and, during the entire term of the agreement, will remain at least equal to the value of the loan, including the accrued interest earned thereon. Repurchase agreements are entered into only with those entities approved by IICO.

Restricted Securities

Subject to its investment policies and restrictions, each underlying fund may invest in restricted securities. Restricted securities are securities that are subject to legal or contractual restrictions on resale. However, restricted securities generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the 1933 Act, or in a registered public offering. For example, an underlying fund may purchase commercial paper that is issued in reliance on the so-called private placement exemption from registration that is afforded by Section 4(a)(2) of the 1933 Act (Section 4(a)(2) paper). Section 4(a)(2) paper normally is resold to other institutional investors through or with the assistance of investment dealers who make a market in the Section 4(a)(2) paper, thus providing liquidity. Where registration is required, an underlying fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time the underlying fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the underlying fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.

An underlying fund also may invest in securities that normally are purchased or resold pursuant to Rule 144A under the 1933 Act (Rule 144A securities). Rule 144A is designed to facilitate efficient trading among institutional investors by permitting the sale of certain unregistered securities. Rule 144A securities may be resold only to qualified institutional buyers, provided that certain other conditions for resale are met. To the extent privately placed securities held by an underlying fund qualify under Rule 144A and an institutional market develops for those securities, an underlying fund likely will be able to dispose of the securities without registering them under the 1933 Act.

There are risks associated with investments in restricted securities in that there can be no assurance of a ready market for resale. Also, the contractual restrictions on resale might prevent the underlying fund from reselling the securities at a time when such sale would be desirable. Restricted securities that are traded in foreign markets often are subject to restrictions that prohibit resale to U.S. persons or entities or permit sales only to foreign broker-dealers who agree to limit their resale to such persons or entities. The buyer of such securities must enter into an agreement that, usually for a limited period of time, it will resell such securities subject to such restrictions. Restricted securities in which an underlying fund seeks to invest need not be listed or admitted to trading on a foreign or U.S. exchange and may be less liquid than listed securities. Certain restricted securities, including Rule 144A securities, may be determined to be liquid in accordance with guidelines adopted by the Board.

Restricted securities that have not been registered generally are referred to as private placements and are purchased directly from the issuer or in the secondary market and usually are not listed on an exchange nor traded in other established markets. Such securities are restricted as to disposition and generally are sold to institutional investors. Certain of the underlying fund's investments in private placements may consist of direct investments and may include investments in smaller, less-seasoned issuers, which may involve greater risks than investments in the securities of more established companies. These issuers may have limited product lines, markets or financial resources, or they may be dependent on a limited management group.

As a result of the absence of a public trading market, privately placed securities and other restricted securities may be less liquid and more difficult to value than publicly-traded securities. As relatively few purchasers of these securities may exist, especially in the event of adverse market or economic conditions or adverse changes in the issuer's financial condition, an underlying fund could have difficulty selling them when the Investment Manager believes it is advisable to do so. To the extent that restricted securities may be resold in privately negotiated transactions, the prices realized from the sales, due to illiquidity, could be less than those originally paid by an underlying fund or less than the fair market value.

In addition, issuers whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements that may be applicable if the securities were publicly traded. As a result, an underlying fund may be less able to predict a loss. In making investments in such securities, an underlying fund may obtain access to material non-public information, which may restrict the underlying fund's ability to conduct portfolio transactions in such securities. An underlying fund also may take a minority interest in a privately offered security, which may limit the underlying fund's ability to protect shareholders' interests in connection with corporate actions by the privately held company. An underlying fund's Portfolio Manager may serve on the board of directors (or similar governing body) of a privately held company, the securities of which that underlying fund may hold. While IICO believes such service will be beneficial to the underlying fund and its shareholders, the Portfolio Manager's service as a board member also could create a conflict of interest (or an appearance of a conflict of interest) that may impact the underlying fund. In addition, investments in privately placed securities may include other additional contractual obligations, such as the payment of registration expenses as noted above or the purchase of additional securities.

Short Sales Against the Box

Subject to its investment policies and restrictions, an underlying fund (except Ivy VIP Government Money Market) may sell securities "short against the box;" provided, however, that the underlying fund's aggregate short sales prices may not, at the time of any short sale, exceed 10% of its total assets. Whereas a short sale is the sale of a security the underlying fund does not own, a short sale is "against the box" if, at all times during which the short position is open, the underlying fund owns at least an equal amount of the securities sold short or other securities convertible into or exchangeable without further consideration for securities of the same issue as the securities sold short. Short sales against the box typically are used by sophisticated investors to defer recognition of capital gains or losses. None of the underlying funds has any present intention to sell securities short in this fashion.

Special Purpose Acquisition Companies

An underlying fund may invest in stock, warrants, and other securities of special purpose acquisition companies (SPACs) or similar special purpose entities that pool funds to seek potential acquisition opportunities. A SPAC is typically a publicly traded company that raises funds through an initial public offering (IPO) for the purpose of acquiring or merging with another company to be identified subsequent to the SPAC's IPO. The securities of a SPAC are often issued in "units" that include one share of common stock and one right or warrant (or partial right or warrant) conveying the right to purchase additional shares or partial shares. Generally, unless and until a transaction is completed, a SPAC will invest its assets (minus a portion used to cover expenses) in U.S. government securities, money market funds and similar investments. If an acquisition or merger that meets the requirements for the SPAC is not completed within a pre-established period of time (e.g., two years), the invested funds are returned to the SPAC's shareholders, minus certain permitted expenses. In that case, the rights or warrants issued by the SPAC will expire worthless.

Because SPACs and similar entities are in essence blank check companies that have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity's management to identify and complete a profitable acquisition. As a result, the values of investments in SPACs may be highly volatile and may depreciate significantly over time, and an acquisition or merger, once effected, may prove unsuccessful and an investment in the SPAC may lose value. Moreover, an investment in a SPAC is subject to a variety of additional risks, including the following:

(i)   a portion of the monies raised by the SPAC for the purpose of effecting an acquisition or merger may be expended prior to the transaction for payment of taxes and other expenses;

(ii)   prior to any acquisition or merger, a SPAC's assets are typically invested in U.S. government securities, money market funds and similar investments whose returns or yields may be significantly lower than those of an underlying fund's other investments;

(iii) an underlying fund generally will not receive significant income from its investments in SPACs (both prior to and after any acquisition or merger) and, therefore, the underlying fund's investments in SPACs will not significantly contribute to the underlying fund's distributions to shareholders;

(iv) attractive acquisition or merger targets may become scarce if the number of SPACs seeking to acquire operating businesses increases;

(v) an attractive acquisition or merger target may not be identified at all, in which case the SPAC will be required to return any remaining monies to shareholders;

(vi) if an acquisition or merger target is identified, an underlying fund may elect not to participate in, or vote to approve, the proposed transaction or the underlying fund may be required to divest its interests in the SPAC, due to regulatory or other considerations, in which case the underlying fund may not reap any resulting benefits;

(vii) the warrants or other rights with respect to the SPAC held by an underlying fund may expire worthless or may be redeemed by the SPAC at an unfavorable price;

(viii) any proposed merger or acquisition may be unable to obtain the requisite approval, if any, of SPAC shareholders and/or antitrust and securities regulators;

(ix) under any circumstances in which an underlying fund receives a refund of all or a portion of its original investment (which typically represents a pro rata share of the proceeds of the SPAC's assets, less any applicable taxes), the returns on that investment may be negligible, and the underlying fund may be subject to opportunity costs to the extent that alternative investments would have produced higher returns;

(x) to the extent an acquisition or merger is announced or completed, shareholders who redeem their shares prior to that time may not reap any resulting benefits;

(xi) an underlying fund may be delayed in receiving any redemption or liquidation proceeds from a SPAC to which it is entitled;

(xii) an investment in a SPAC may be diluted by additional later offerings of interests in the SPAC or by other investors exercising existing rights to purchase shares of the SPAC; and

(xiii) only a thinly traded market for shares of or interests in a SPAC may develop, or there may be no market at all, leaving an underlying fund unable to sell its interest in a SPAC or to sell its interest only at a price below what the underlying fund believes is the SPAC interest's intrinsic value.

Investment in a Subsidiary

Ivy Emerging Markets Equity Fund (in this sub-section, the Fund) has invested, and expects from time to time to continue to invest, in its wholly-owned and controlled subsidiary organized as an exempted company under the laws of the Cayman Islands (Subsidiary). The Fund will not invest in the Subsidiary more than 25% of the value of its total assets as of the end of any quarter of its taxable year. Shares of the Subsidiary will not be sold or offered to other investors. By investing in its Subsidiary, the Fund is exposed to the risks associated with the Subsidiary's investments. The Fund's Subsidiary invests primarily in commodities, including precious metals, derivatives and commodity-linked instruments, as well as fixed-income securities and other investments intended to serve as margin or collateral for any derivative positions, and cash instruments. Unlike the Fund, the Subsidiary may invest without limitation in these instruments and, to the extent the Subsidiary invests in derivative instruments, may use leveraged investments. The Subsidiary otherwise is subject to the same general investment policies and restrictions as the Fund.

The Subsidiary is not registered under the 1940 Act, but is subject to certain of the investor protections of the 1940 Act. As the sole shareholder of the Subsidiary, the Fund does not have all of the protections offered to investors in registered investment companies. However, since the Fund wholly owns and controls the Subsidiary, and both the Fund and its Subsidiary are managed by IICO, it is unlikely that the Fund's Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Fund's board of trustees has oversight responsibility for the investment activities of the Fund, including its investments in the Fund's Subsidiary, and the Fund's role as sole shareholder of the Subsidiary. Also, in managing the Subsidiary's portfolio, IICO will be subject to the same aggregate investment restrictions and operational guidelines that apply to the management of the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limit in precious metals, derivatives and commodity related investments.

The Subsidiary will not be able to qualify as a RIC. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or its Subsidiary to operate as described and could negatively affect the Fund. For example, the government of the Cayman Islands has undertaken not to impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Fund's Subsidiary must pay Cayman Islands taxes, the Fund's shareholders (including the Portfolio) would likely suffer decreased investment returns.

U.S. Government Securities

U.S. government securities are securities issued or guaranteed as to principal or interest by the U.S., or by a person controlled or supervised by and acting as an instrumentality of the U.S. government. These securities include Treasury Bills (which mature within one year of the date they are issued), Treasury Notes (which have maturities of one to ten years) and Treasury Bonds (which generally have maturities of more than ten years). All such Treasury securities are backed by the full faith and credit of the United States.

Certain securities issued or guaranteed by U.S. government agencies or instrumentalities are backed by the full faith and credit of the U.S. government, such as securities issued by the Export-Import Bank of the United States, Farm Credit System Financial Assistance Corporation, Farmers Home Administration, Federal Housing Administration, General Services Administration, Ginnie Mae, Maritime Administration or Small Business Administration.

Other securities issued or guaranteed by U.S. government agencies or instrumentalities are not backed by the full faith and credit of the U.S. government. For example, some securities are supported by the right of the agency or instrumentality to borrow from the Treasury, such as securities issued by the FHLB, Fannie Mae or Freddie Mac, and other securities are supported only by the credit of the agency or instrumentality, such as securities issued by the Federal Farm Credit Banks Funding Corporation or Tennessee Valley Authority.

If the securities issued or guaranteed by a U.S. government agency or instrumentality are not backed by the full faith and credit of the U.S. government, there can be no assurance that the U.S. government would provide financial support to the agency or instrumentality. An underlying fund will invest in securities of agencies and instrumentalities only if the Investment Manager is satisfied that the credit risk involved is acceptable.

U.S. government securities may include mortgage-backed securities issued or guaranteed as to the payment of principal and interest by U.S. government agencies or instrumentalities, including, but not limited to, Ginnie Mae, Fannie Mae and Freddie Mac. These mortgage-backed securities include pass-through securities, participation certificates and collateralized mortgage obligations. See *Mortgage-Backed and Asset-Backed Securities*. Timely payment of principal and interest on Ginnie Mae pass-throughs is guaranteed by the full faith and credit of the United States. Both Fannie Mae and Freddie Mac are instrumentalities of the U.S. government, but their obligations are not backed by the full faith and credit of the United States. It is possible that the availability and the marketability (that is, liquidity) of the securities discussed in this section could be adversely affected by actions of the U.S. government to tighten the availability of its credit.

Variable or Floating Rate Instruments

Variable or floating rate instruments (including notes purchased directly from issuers) bear variable or floating interest rates and may carry rights that permit holders to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries on dates prior to their stated maturities. Floating rate securities have interest rates that change whenever there is a change in a designated base rate while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the instrument that approximates its par value.

Warrants and Rights

Subject to its investment policies and restrictions, each underlying fund (other than Ivy Government Money Market Fund) may invest in warrants and rights. Warrants are options to purchase equity securities at specified prices for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends, and have no rights with respect to the assets of the issuer. Warrants and rights are highly volatile and, therefore, more susceptible to sharp declines in value than the underlying security might be. They also generally are less liquid than an investment in the underlying securities.

When-Issued and Delayed-Delivery Transactions

Subject to its investment policies and restrictions, an underlying fund may purchase securities in which it may invest on a when-issued or delayed-delivery basis or sell them on a delayed-delivery basis. In either case payment and delivery for the securities take place at a future date. The securities so purchased or sold are subject to market fluctuation; their value may be less or more when delivered than the purchase price paid or received. When purchasing securities on a when issued or delayed-delivery basis, an underlying fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. No interest accrues to the underlying fund until delivery and payment is completed. When an underlying fund makes a commitment to purchase securities on a when-issued or delayed-delivery basis, it will record the transaction and thereafter reflect the value of the securities in determining its NAV per share. When an underlying fund sells securities on a delayed-delivery basis, the underlying fund does not participate in further gains or losses with respect to the securities. When an underlying fund makes a commitment to sell securities on a delayed-delivery basis, it will record the transaction and thereafter value the securities at the sale price in determining its NAV per share. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the underlying fund could miss a favorable price or yield opportunity, or could suffer a loss.

The use of when-issued transactions and forward commitments enables an underlying fund to seek to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, an underlying fund might sell securities in its portfolio on a forward commitment basis to limit its exposure to falling prices. In periods of falling interest rates and rising prices, an underlying fund might sell a security in its portfolio and purchase the same or a similar security on a when-issued or forward commitment basis, thereby fixing the purchase price to be paid on the settlement date at an amount below that to which the underlying fund anticipates the market price of such security to rise and, in the meantime, obtaining the benefit of investing the proceeds of the sale of its portfolio security at currently higher cash yields. Of course, the success of this strategy depends upon the ability of the Investment Manager to correctly anticipate increases and decreases in interest rates and prices of securities. If the Investment Manager anticipates a rise in interest rates and a decline in prices and, accordingly, an underlying fund sells securities on a forward commitment basis in an attempt to hedge against falling prices, but in fact interest rates decline and prices rise, the underlying fund will have lost the opportunity to profit from the price increase. If the Investment Manager anticipates a decline in interest rates and a rise in prices, and, accordingly, an underlying fund sells a security in its portfolio and purchases the same or a similar security on a when-issued or forward commitment basis in an attempt to enjoy currently high cash yields, but in fact interest rates increase and prices fall, the underlying fund will have lost the opportunity to profit from investment of the proceeds of the sale of the security at the increased interest rates. The likely effect of this hedging strategy, whether the Investment Manager is correct or incorrect in its prediction of interest rate and price movements, is to reduce the chances of large capital gains or losses and thereby reduce the likelihood of wide variations in an underlying fund's NAV.

When-issued securities and forward commitments may be sold prior to the settlement date, but an underlying fund enters into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. Each underlying fund may hold a when-issued security or forward commitment until the settlement date, even if the underlying fund will incur a loss upon settlement. In accordance with regulatory requirements, an underlying fund's custodian bank maintains, in a separate account of the underlying fund, liquid assets, such as cash, short-term securities and other liquid securities (marked to the market daily), having a value equal to, or greater than, any commitments to purchase securities on a when-issued or forward commitment basis and, with respect to forward commitments to sell portfolio securities of the underlying fund, the portfolio securities themselves. If an underlying fund, however, chooses to dispose of the right to acquire a when-issued security prior to its acquisition or dispose of its right to deliver or receive against a forward commitment, it can incur a gain or loss.

The purchase of securities on a when-issued or forward commitment basis exposes the underlying fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. An underlying fund's purchase of securities on a when-issued or forward commitment basis while remaining substantially fully invested could result in increased volatility of the price of the underlying fund's shares.

Zero Coupon Securities

Zero coupon securities are debt obligations that do not entitle the holder to any periodic payment of interest prior to maturity or do not specify a future date when the securities begin to pay current interest; instead, they are sold at a deep discount from their face value (that is, with original issue discount (OID)) and are redeemed at face value when they mature. Because zero coupon securities do not pay current income, their prices can be very volatile when interest rates change and generally are subject to greater price fluctuations in response to changing interest rates than prices of comparable debt obligations that make current distributions of interest in cash.

Subject to its investment policies and restrictions, an underlying fund may invest in zero coupon securities that are stripped Treasury notes or bonds, zero coupon bonds of corporate or municipal issuers and other securities that are issued with OID. The federal tax law requires that a holder of a security with OID accrue as income (take into account, in the case of OID on a tax-exempt security (i.e., a security the interest on which is not subject to federal income tax)) each taxable year a ratable portion of the OID on the security, even though the holder may receive no interest payment on the security during the year. Accordingly, although an underlying fund generally will receive no payments on its zero coupon securities prior to their maturity or disposition, it will have current taxable or tax-exempt income attributable to those securities. To avoid liability for federal income and excise taxes, therefore, an underlying fund will be required to distribute cash in an amount equal to income accrued with respect to those securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to make that distribution.

A broker-dealer creates a derivative zero coupon security by separating the interest and principal components of a Treasury security and selling them as two individual securities. CATS (Certificates of Accrual on Treasury Securities), TIGRs (Treasury Investment Growth Receipts), and TRs (Treasury Receipts) are examples of derivative zeros.

The Federal Reserve Bank creates Separate Trading of Registered Interest and Principal of Securities (STRIPS) by separating the interest and principal components of an outstanding Treasury security and selling them as individual securities. Bonds issued by the Resolution Funding Corporation and the Financing Corporation also can be separated in this fashion. Original issue zeros are zero coupon securities originally issued by the U.S. government, a government agency, or a corporation in zero coupon form.

Defensive Purposes

For temporary defensive purposes, each underlying fund may invest up to all of its assets in cash or cash equivalents, as well as Treasury obligations, such as bills, bonds and notes. The "cash equivalents" in which each underlying fund may invest include, but are not limited to: short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers' acceptances; obligations of the U.S. government or its agencies or instrumentalities; repurchase agreements (which investments also are subject to their own fees and expenses); and other similar short-term U.S. dollar-denominated obligations which the Investment Manager believes are of comparable high quality. Subject to its investment policies and restrictions, an underlying fund may utilize derivative instruments, including, but not limited to, futures contracts, options and other types of derivative instruments, for defensive purposes.

Portfolio Turnover

A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities for a year and dividing it by the monthly average of the market value of such securities during the year, excluding certain short-term securities. A portfolio turnover rate of 100% would mean that a Portfolio had sold and purchased securities valued at 100% of its net assets within a one-year period. The turnover rate for a Portfolio may vary greatly from year to year as well as within a particular year and may be affected by cash requirements for the redemption of its shares.

The portfolio turnover rates for the fiscal years ended December 31, 2020 and December 31, 2019 for each of the Portfolios then in existence were:

	2020	2019
InvestEd 90 Portfolio.	65%[2]	10%
InvestEd 80 Portfolio.	9%[1]	N/A
InvestEd 70 Portfolio.	56%[2]	16%
InvestEd 60 Portfolio.	40%[2]	18%
InvestEd 50 Portfolio.	2%[1]	N/A
InvestEd 40 Portfolio.	35%[2]	16%
InvestEd 30 Portfolio.	7%[1]	N/A
InvestEd 20 Portfolio.	28%[2]	14%
InvestEd 10 Portfolio.	6%[1]	N/A
InvestEd 0 Portfolio.	69%[2]	27%

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[1] For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.

[2] The higher portfolio turnover rate for the fiscal year ended December 31, 2020 was attributable primarily to the change in allocations related to the renaming and alterations to the glidepath for each Portfolio.

Policy on Disclosure of Portfolio Holdings (Disclosure Policy)

The Disclosure Policy is intended to prevent unauthorized disclosure of portfolio holdings information. Divulging non-public portfolio holdings to selected third parties is permissible only when the Portfolio has a legitimate business purpose for doing so and the recipient is subject to a duty of confidentiality, including a duty not to trade based on the non-public information. The Disclosure Policy applies when disclosing portfolio holdings to any party, other than to service providers or other third parties that perform account maintenance, trade execution services and/or record keeping services, where such disclosure of portfolio holdings would provide information that is not already publicly disclosed.

Publicly Available Information

The Portfolios' holdings are publicly available: (1) at the time such information is filed with the SEC in a publicly-available filing; or (2) the next day following the day such information is posted on the internet at www.ivyinvestments.com. This information may be the Portfolios' complete portfolio holdings which are disclosed in the Portfolios' Annual or Semiannual Reports and filed with the SEC on Form N-CSR or in the Portfolios' first and third quarter reports and filed with the SEC as an exhibit to Form N-PORT. This information also may be a partial listing, such as the Portfolios' top ten portfolio holdings posted monthly on the internet at www.ivyinvestments.com.

Portfolio holdings and other information filed with the SEC may be viewed on the SEC's website at http://www.sec.gov.

Exceptions

Attribution reports containing only sector and/or industry breakdowns for a Portfolio can be released without a confidentiality agreement and without regard to any time constraints.

Holdings may be discussed/disclosed generally by the Portfolio Manager of a Portfolio for valid business purposes with third-party broker-dealers that offer and sell shares of the Portfolio during monthly calls and other presentations as necessary to educate such third-party broker-dealers about the general management of the portfolio and to illustrate an investment strategy.

The Disclosure Policy does not apply to communications with broker-dealers regarding specific securities that are in the process of being traded or communications to broker-dealers regarding potential trades of securities.

Existing Clients/Shareholders/Requests for Proposal (RFP) and Brokers (each, a Third-Party Recipient)

A Portfolios' holdings (either month-end or quarter-end) may be released upon the specific request of a Third-Party Recipient, on the 15th day after month-end or quarter-end, provided that:

1. The individual receiving the request, in conjunction with IICO's legal department or the Portfolios' Chief Compliance Officer (CCO), determines that the Portfolio has a legitimate business purpose for disclosing non-public portfolio holdings information to the Third-Party Recipient;

2. The Third-Party Recipient signs a confidentiality agreement or is given appropriate notice that the non-public portfolio holdings: (a) should be kept confidential, (b) may not be used to trade in any such portfolio holdings nor to purchase or redeem shares of the Portfolio and (c) may not be disseminated or used for any purpose other than as referenced in the confidentiality agreement; and

3. No compensation is received by the Portfolios, IICO or any other party in connection with the disclosure of information about the portfolio holdings.

Lipper, Morningstar and Other Service Organizations

Each Portfolio may provide its holdings to Thomson Reuters Lipper, Morningstar, Inc. and similar service-related firms without limitation, on the condition that appropriate notice is provided that such non-public information: (1) may not be disclosed to, or discussed with, any other clients of the rating organization absent a valid exception; (2) will not be used as the basis to trade in any such portfolio holdings of the Portfolio; and (3) will not be used as the basis to engage in market timing activity in any Portfolio.

In determining whether there is a legitimate business purpose for making disclosure of a Portfolios' non-public portfolio holdings information, IICO's legal department or the Portfolios' CCO typically will consider whether the disclosure is in the best interests of Portfolio shareholders and whether any conflict of interest exists between the shareholders and the Portfolio or IDI or its affiliates.

As part of the annual review of the Trust's compliance policies and procedures, the Portfolios' CCO will report to the Board regarding the operation and effectiveness of the Disclosure Policy, including on any changes to the Disclosure Policy that have been made or recommendations for future changes to the Disclosure Policy.

The following is a list of those entities with which there is currently an ongoing arrangement to make available non-public information about the Portfolios' or underlying funds' portfolio securities holdings.

<u>Custodian, Auditors, Legal Counsel and Other Service Providers</u>
The Bank of New York Mellon
Deloitte & Touche LLP
Stradley Ronon Stevens & Young, LLP
Ivy Investment Management Company
WI Services Company
Ivy Distributors, Inc.
ICE Data Services
FactSet Research Systems, Inc.
MSCIInvestortools, Inc.

BarraOne
Pershing
Sylvan
Wolters Kluwer
IHS Markit, Ltd.
Rust Consulting, Inc.
Wilshire
Securian

Pursuant to a custodian contract, each Portfolio and underlying fund has selected The Bank of New York Mellon (BNYM) as custodian for its securities and cash. As custodian, BNYM maintains all records relating to each Portfolio's and underlying fund's activities and supplies each Portfolio and underlying fund with a daily tabulation of the securities it owns and that are held by the custodian and serves a similar function for foreign securities.

Rating, Ranking and Research Entities

Bloomberg L.P.
Ibbotson Associates, Inc.
Informa Investment Solutions, Inc.
Risk Metrics Group, LLC
Thomson Reuters Lipper
Moody's Corporation
Morningstar, Inc.
S&P Global Ratings, Inc.
Thomson Reuters Corporation

Each Portfolio and underlying fund may send its complete portfolio holdings information to one or more of the rating, ranking and /or research entities listed above for the purpose of having such entity develop a rating, ranking or specific research product for the fund.

Brokerage and Brokerage-Related Information Entities

B. Riley & Co., LLC (Friedman Billings Ramsey)
Barclays
Barrington Research Associates
Bank of America Merrill Lynch
Berenberg Capital Markets
Bernstein
BMO Capital Markets
Canaccord Genuity
CIMB Securities, Inc.
Cirrus Research, LLC
Citigroup Global Markets, Inc.
Cornerstone Macro LLC
Cowen & Company, LLC
D.A. Davidson & Co.
Deutsche Bank Securities, Inc.
Empirical Research
Fundstrat Global Advisors
Haitong International Securities (USA), Inc.
HSBC Bank plc
Jefferies & Company, Inc.
J.P. Morgan Securities, Inc.
Key Banc Capital Markets
Macquarie Group Limited
Morgan Stanley Smith Barney LLC

MUFG Securities Americas, Inc.
Needham & Company, LLC
Oppenheimer & Co. Inc.
Piper Sandler
Raymond James Financial Services, Inc.
Redburn Partners (USA) LP
Robert Baird & Co., Inc.
Sidoti & Company, LLC
Signum Global Advisors
SMBC Nikko Securities America, Inc.
Stephens, Inc.
Stifel, Nicolaus & Company, Incorporated
Telsey Advisory Group LLC
Third Bridge
Truist Securities
Wells Fargo Securities LLC
William Blair & Co.
William O'Neil + Company
Wolfe Research Securities

Each Portfolio and affiliated underlying fund may send its complete portfolio holdings information to one or more of the brokerage and/or research firms listed above for the purpose of having such entity provide specific research and security-related information to the Portfolio, and/or to one or more of the consultants and/or broker platforms listed above for the purpose of reviewing and recommending the Portfolio as possible investments for their clientele. No compensation is received from these entities by the Portfolio, any affiliated underlying fund, IICO or its affiliates, and portfolio holdings information will only be provided for legitimate business purposes.

The Portfolios and the affiliated underlying funds may, in the future, modify or terminate any or all of these arrangements and/or enter into additional arrangements of this nature.

MANAGEMENT OF THE TRUST

Trustees and Officers

The Trust is governed by its Board, which currently is composed of nine individuals. The Board is responsible for the overall management of the Trust and the Portfolios, which includes general oversight and review of the Portfolios' investment activities, in accordance with federal law and the law of the State of Delaware, as well as the stated policies of the Portfolios. The Board has appointed officers of the Trust and delegated to them the management of the day-to-day operations of the Portfolios, based on policies reviewed and approved by the Board, with general oversight by the Board.

Board Structure and Related Matters

Eight members of the Board are not "interested persons" of the Portfolios as defined in Section 2(a)(19) of the 1940 Act (each referred to as an "Independent Trustee"). Philip J. Sanders is the sole interested Board member of the Trust (an "Interested Trustee", and collectively with the Independent Trustees, the "Trustees"). An interested person of the Trust includes any person who is otherwise affiliated with the Trust or a service provider to the Trust, such as IICO, the Portfolios' investment adviser, or IDI, the Portfolios' underwriter. The Board believes that having a majority of Independent Trustees on the Board is appropriate and in the best interests of the Portfolios' shareholders.

Under the Trust's Amended and Restated Declaration of Trust and its Amended and Restated Bylaws, a Trustee may serve as a Trustee until he or she dies, resigns or is removed from office. The Trust is not required to hold annual meetings of shareholders for the election or re-election of Trustees or for any other purpose, and does not intend to do so. Delaware law permits shareholders to remove Trustees under certain circumstances and requires the Trust to assist in shareholder communications.

The Board has elected Joseph Harroz, Jr., an Independent Trustee, to serve as Independent Chair of the Board. In that regard, Mr. Harroz's responsibilities include: setting an agenda for each meeting of the Board; presiding at all meetings of the Board and of the Independent Trustees; and serving as a liaison with other Trustees, the Trust's officers and other management personnel, and counsel. The Independent Chair also performs such other duties as the Board may from time to time determine.

The Board normally holds four regularly scheduled in-person meetings each year. The Board may hold special meetings, as needed, either in person or by telephone, to address matters arising between regular meetings. The Independent Trustees also normally hold four regularly scheduled in-person meetings each year, during a portion of which management is not present, as well as a special telephonic meeting in connection with the Board's annual consideration of the Trust's management agreements, and may hold special meetings, as needed, either in person or by telephone.

The Board has established a committee structure (described below) that includes four standing committees: the Audit Committee, the Governance Committee, the Investment Oversight Committee and the Executive Committee, the first three of which are comprised solely of Independent Trustees. The Board periodically evaluates its structure and composition as well as various aspects of its operations. The Board believes that its leadership structure, including its Independent Chair position and its committees, is appropriate for the Trust in light of, among other factors, the asset size and nature of the Portfolios, the number of Portfolios overseen by the Board, the arrangements for the conduct of the Portfolios' operations, the number of Trustees, and the Board's responsibilities.

The Trust is part of the Fund Complex, which is comprised of the 10 portfolios within the Trust, 45 portfolios within the Ivy Funds, 28 portfolios within Ivy VIP, and the Ivy High Income Opportunities Fund (a closed-end fund) (IVH). Each member of the Board also is a member of the Board of Trustees of each of the other trusts within the Fund Complex.

The Trustees of the Trust are identified in the tables below, which provide information as to their principal business occupations held during at least the last five years and certain other information. Subject to the Trustee Emeritus and Retirement Policy described below, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Independent Trustees

The following table provides information regarding each Independent Trustee.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF FUNDS IN FUND COMPLEX OVERSEEN	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2001*	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present)	84	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company, Dakota Capital Life Insurance Company (insurance), and U.S. Alliance Corporation, Montana (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen)
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015)	84	Director, Valparaiso University (2012 to present) Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (healthcare) (2018 to present); Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen)

NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF FUNDS IN FUND COMPLEX OVERSEEN	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2017	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present)	84	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen)
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2001* 2015	President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998-2019); Managing Member, St. Clair, LLC (commercial enterprises) (2019 to present)	84	Director, OU Medicine, Inc. (2020 to present); Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, the Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy Funds (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen)

NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF FUNDS IN FUND COMPLEX OVERSEEN	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2017	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to 2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989)	84	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen)
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired; formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016)	84	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (utility) (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007-2020); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (medical device) (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); CoChair, Women Corporate Directors (director education) (2018-2020); Trustee, Ivy NextShares (2019); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen)
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2001*	Shareholder/Director, Polsinelli PC (law firm) (1980 to present)	84	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen)

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NAME, ADDRESS AND YEAR OF BIRTH	POSITION HELD WITH THE TRUST	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF FUNDS IN FUND COMPLEX OVERSEEN	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2017	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	84	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen)

* This date shows when the Trustee first became a director of one or more of the portfolios that are the predecessors to current portfolios within the InvestEd Portfolios.

Interested Trustee

Mr. Sanders is "interested" by virtue of his current or former engagement as an officer of WDR or its wholly-owned subsidiaries, including the Trust's investment manager, IICO, the Trust's principal underwriter, IDI, and the Trust's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), a subsidiary of Waddell & Reed, Inc. (Waddell & Reed), as well as by virtue of his personal ownership in shares of WDR.

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST	TRUSTEE SINCE	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF FUNDS IN FUND COMPLEX OVERSEEN	OTHER DIRECTORSHIPS HELD DURING PAST 5 YEARS
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, Waddell & Reed Investment Management Company (WRIMCO), an affiliate of IICO (2010-2018)	84	Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy NextShares (2019) (3 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen)

* This date shows when the Trustee first became a director of one or more of the portfolios that are the predecessors to current portfolios within the InvestEd Portfolios.

In addition to the information set forth in the tables above and other relevant qualifications, experience, attributes or skills applicable to a particular Trustee, the following provides further information about the qualifications and experience of each Trustee:

James M. Concannon

Mr. Concannon has organizational management experience as the dean of a law school. He has served as an officer and on the boards of non-profit organizations. He has multiple years of service as a Trustee to the Fund Complex. The Board

concluded that Mr. Concannon is suitable to serve as Trustee because of his academic background and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

H. Jeffrey Dobbs

Mr. Dobbs has more than 35 years of experience in the automotive, industrial manufacturing, financial services and consumer sectors. He also has served as a partner in a public accounting firm. Mr. Dobbs holds a degree in accounting from Valparaiso University. The Board concluded that Mr. Dobbs is suitable to act as Trustee because of his extensive work in the global professional services industry, as well as his educational background.

James D. Gressett

Mr. Gressett has served as the CEO of a closely-held corporation. He also has served as an accountant and partner in a public accounting firm. Mr. Gressett also has been a member and chairman of the boards of several closely-held corporations and charitable organizations. Mr. Gressett holds a B.B.A. of Accountancy degree from the University of Texas at Austin. He has multiple years of service as a Trustee to the Fund Complex. The Board concluded that Mr. Gressett is suitable to serve as Trustee because of his work experience, his academic background, his service on other corporate and charitable boards and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

Joseph Harroz, Jr.

Mr. Harroz serves as the President of a state university, and also serves as a director of a bank. He also has served as a president and director of a publicly-traded company, as Interim President and General Counsel to a state university system and as Dean of the College of Law of that state university. Mr. Harroz holds a B.A. degree from the University of Oklahoma and a J.D. from Georgetown University Law Center. Mr. Harroz has multiple years of service as a Trustee to the Fund Complex. The Board concluded that Mr. Harroz is suitable to serve as Trustee because of his educational background, his work experience and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

Glendon E. Johnson, Jr.

Mr. Johnson practiced law for over 30 years, specializing in corporate finance, securities and mergers and acquisitions, including representing and advising financial services companies and investment advisers and their boards. In addition, for over twelve years, he was involved in the acquisition, sale, financing, and daily business affairs of several financial service companies, including investment managers. He serves as a Director of the Thomas Foundation for Cancer Research. Mr. Johnson holds an Honors B.A. of Economics and Business from the University of Utah, and a J.D. from the University of Texas Law School at Austin, where he was a member and note and comment editor of the Texas Law Review. He has multiple years of service as a Trustee to the Fund Complex. The Board concluded that Mr. Johnson is suitable to serve as Trustee because of his extensive legal and business experience, academic background and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

Sandra A.J. Lawrence

Ms. Lawrence has been a member and chair of the boards of several closely-held corporations and charitable organizations. She also has more than 14 years of experience serving on boards of public companies and has served as a chief financial officer and on investment committees. Ms. Lawrence holds an A.B. from Vassar College, as well as master's degrees from the Massachusetts Institute of Technology and Harvard Business School. The Board concluded that Ms. Lawrence is suitable to serve as Trustee because of her work experience, financial background, academic background and service on corporate and charitable boards.

Frank J. Ross, Jr.

Mr. Ross has experience as a business attorney and as the head of the business department of a major law firm. He has served as a member of a state banking board and on the boards of a private university, a private secondary school and various non-profit organizations. He has multiple years of service as a Trustee to the Fund Complex. The Board concluded that Mr. Ross is suitable to serve as Trustee because of his work experience and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

Philip J. Sanders

Mr. Sanders has extensive experience in the investment management business as a member of senior management of WDR. He has multiple years of service as an officer of the Trusts within the Fund Complex. The Board concluded that Mr. Sanders is suitable to serve as Trustee because of his extensive work experience in the financial services and investment management industry and the length of his service as an officer of the Trust and of the other trusts within the Fund Complex.

Michael G. Smith

Mr. Smith has over 40 years of experience in the financial services and investment management industry. He has served as a member and chairman of the boards of several mutual funds and charitable and educational organizations. Mr. Smith is a Chartered Financial Analyst and holds a B.B.A. of Finance degree and an M.B.A. degree from Southern Methodist University. He has multiple years of service as a Trustee to the Fund Complex. The Board concluded that Mr. Smith is suitable to act as Trustee because of his extensive work experience in the financial services and investment management industry, his educational and charitable organization experience, his educational background and the length of his service as a Trustee to the Trust and to other trusts within the Fund Complex.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Jennifer K. Dulski 6300 Lamar Avenue Overland Park,KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park,KS 66202 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present)
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
Philip J. Sanders** 6300 Lamar Avenue Overland Park,KS 66202 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 - 2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018)
Scott J. Schneider 6300 Lamar Avenue Overland Park,KS 66202 1968	Vice President	2009	2006	CCO (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018)
	Chief Compliance Officer	2009	2004	

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Philip A. Shipp 6300 Lamar Avenue Overland Park,KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present)

_____

* This is the date when the officer first became an officer of one or more of the funds (or predecessors to current funds) within the Fund Complex (if applicable).

**Mr. Sanders was Vice President of other trusts within the Fund Complex from 1998 until his appointment as President in August 2016.

Committees of the Board of Trustees

The Board has established the following standing committees: Audit Committee, Executive Committee, Investment Oversight Committee and Governance Committee. The respective duties and current memberships of the standing committees are:

Audit Committee. The Audit Committee serves as an independent and objective party to monitor the Trust's accounting policies, financial reporting and internal control system, as well as the work of the Trust's independent registered public accounting firm. The Committee also serves to provide an open avenue of communication among the Trust's independent registered public accounting firm, the internal accounting staff of IICO and the Board. The Audit Committee consists of H. Jeffrey Dobbs (Chair), James M. Concannon and James D. Gressett. During the fiscal year ended December 31, 2020, the Audit Committee met 4 times.

Executive Committee. The Executive Committee acts as necessary on behalf of the full Board. When the Board is not in session, the Executive Committee has and may exercise any or all of the powers of the Board in the management of the business and affairs of the Portfolios except the power to increase or decrease the size of, or fill vacancies on, the Board, and except as otherwise provided by law. The Executive Committee consists of Glendon E. Johnson, Jr. and Philip J. Sanders. During the fiscal year ended December 31, 2020, the Executive Committee did not meet.

Investment Oversight Committee. The Investment Oversight Committee reviews, among other things, the investment performance of the Portfolios, any proposed changes to the Portfolios' investment policies, and the Portfolios' market trading activities and portfolio transactions. The Investment Oversight Committee consists of Michael G. Smith (Chair), James M. Concannon and Glendon E. Johnson, Jr. During the fiscal year ended December 31, 2020, the Investment Oversight Committee met 4 times.

Governance Committee. The Governance Committee evaluates, selects and recommends to the Board candidates to serve as Independent Trustees. The Committee will consider candidates for Trustee recommended by Shareholders. Written recommendations with any supporting information should be directed to the Secretary of the Trust. The Governance Committee also oversees the functioning of the Board and its committees. The Governance Committee consists of Frank J. Ross, Jr. (Chair), James D. Gressett, Glendon E. Johnson, Jr. and Sandra A.J. Lawrence. During the fiscal year ended December 31, 2020, the Governance Committee met 7 times.

The Board has authorized the creation of a Valuation Committee comprised of such persons as may be designated from time to time by WISC and includes Philip J. Sanders. This committee is responsible in the first instance for fair valuation and reports all valuations to the Board on a quarterly (or on an as-needed) basis for its review and approval.

Risk Oversight

Consistent with its responsibility for oversight of the Trust and its Portfolios, the Board oversees the management of risks relating to the administration and operation of the Trust and the Portfolios. The Board performs this risk management oversight directly and, as to certain matters, directly through its committees and through its Independent Trustees. The following provides an overview of the principal, but not all, aspects of the Board's oversight of risk management for the Trust and the Portfolios.

In general, a Portfolio's risks include, among other things, investment risk, credit risk, liquidity risk, valuation risk, operational risk and regulatory compliance risk. The Board has adopted, and periodically reviews, policies and procedures designed to address these and other risks to the Trust and the Portfolios. In addition, under the general oversight of the Board, IICO, each Portfolio's Investment Manager and other service providers to the Trust have themselves adopted a variety of policies, procedures and controls designed to address particular risks of the Portfolios. Different processes, procedures and controls are employed with respect to different types of risks.

The Board also oversees risk management for the Trust and the Portfolios through review of regular reports, presentations and other information from officers of the Trust and other persons.

Senior officers of the Trust, senior officers of IICO, IDI, and WISC (collectively, "Ivy"), and the Portfolios' CCO regularly report to the Board on a range of matters, including those relating to risk management. The Board also regularly receives reports from IICO with respect to the investments and securities trading of the Portfolios, reports from management personnel regarding valuation procedures and reports from management's Valuation Committee (described above) regarding the valuation of particular securities. In addition to regular reports from Ivy, the Board also receives reports regarding other service providers to the Trust, either directly or through Ivy or the Portfolios' CCO, on a periodic or regular basis. At least annually, the Board receives a report from the Portfolios' CCO regarding the effectiveness of the Portfolios' compliance program. Also, on an annual basis, the Board receives reports, presentations and other information from Ivy in connection with the Board's consideration of the renewal of each of the Trust's agreements with Ivy and the Trust's distribution plans under Rule 12b-1 under the 1940 Act.

Senior officers of the Trust and senior officers of Ivy also report regularly to the Audit Committee on Portfolio valuation matters and on the Trust's internal controls and accounting and financial reporting policies and practices. Ivy compliance and internal audit personnel also report regularly to the Audit Committee. In addition, the Audit Committee receives regular reports from the Trust's independent registered public accounting firm on internal control and financial reporting matters. On at least a quarterly basis, the Independent Trustees meet separately with the Portfolios' CCO to discuss matters relating to the Trust's compliance program.

Ownership of Portfolio Shares

(as of December 31, 2020)

The following tables provide information regarding shares of the Portfolios beneficially owned by each Trustee, as determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (Exchange Act), as well as the aggregate dollar range of shares owned, by each Trustee, of funds within the Fund Complex. The Portfolios' shares are available for purchase only through Ivy InvestEd 529 Plan (Ivy InvestEd Plan) accounts established under the Arizona Family College Savings Program. An Independent Trustee may elect to defer a portion of his or her annual compensation, which deferred amount is deemed to be invested in shares of funds within the Fund Complex. The amounts listed below as "owned" shares include any shares in which the Trustee's deferred compensation is deemed invested by a Trustee.

Independent Trustees

Trustee	Dollar Range of Shares Owned in any of the Portfolios[1]	Aggregate Dollar Range of Shares Owned of All Funds within the Fund Complex
James M. Concannon	$0	over $100,000
H. Jeffrey Dobbs	$0	over $100,000
James D. Gressett	$0	over $100,000
Joseph Harroz, Jr.	$0	over $100,000

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Trustee	Dollar Range of Shares Owned in any of the Portfolios[1]	Aggregate Dollar Range of Shares Owned of All Funds within the Fund Complex
Glendon E. Johnson, Jr.	$0	over $100,000
Sandra A.J. Lawrence	$0	over $100,000
Frank J. Ross, Jr.	$0	over $100,000
Michael G. Smith	see note 1 below	over $100,000

Note 1: Dollar range of shares of the following Portfolios beneficially owned by Michael G. Smith:

InvestEd 60 Portfolio.	over $100,000
InvestEd 40 Portfolio.	over $100,000

Interested Trustee

Trustee	Dollar Range of Shares Owned in any of the Portfolios[1]	Aggregate Dollar Range of Shares Owned of All Funds within the Fund Complex
Philip J. Sanders	$0	over $100,000

[1] The Portfolios' shares are available for purchase only through Ivy InvestEd 529 Plan accounts established under the Arizona Family College Savings Program.

Compensation

The fees paid to the Trustees are allocated among the funds within the Fund Complex based on each fund's relative asset size. During the fiscal year ended December 31, 2020, the Trustees received (or were entitled to receive) the following compensation for service as a Trustee of the Trust and each of the other trusts within the Fund Complex.

Compensation Table

Independent Trustees	Total Compensation from the Trust[1]	Total Compensation from the Fund Complex[2]
James M. Concannon	$2,293	$326,250
H. Jeffrey Dobbs	2,213	315,000
James D. Gressett	2,068	295,000
Joseph Harroz, Jr.[3]	2,703	385,000
Glendon E. Johnson, Jr.	2,068	295,000
Sandra A.J. Lawrence	2,281	325,000
Frank J. Ross, Jr.	2,174	310,000
Michael G. Smith	2,106	300,000
Edward M. Tighe[4]	2,106	300,000

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Interested Trustees	Total Compensation from the Trust[1]	Total Compensation from the Fund Complex[2]
Henry J. Herrmann[4]	$0	$0
Philip J. Sanders	0	0

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[1] Amounts shown represent the amounts payable by the Trust to each Trustee. IDI has contractually agreed to pay or reimburse all Trust expenses other than the Distribution and Service Fees of each Portfolio. Accordingly, the actual Trustee fees borne by the Trust for this period were $0.

[2] No pension or retirement benefits have been accrued as a part of the Trust's expenses.

[3] Mr. Harroz receives an additional annual fee of $100,000 for his services as Independent Chair of the Board and of the board of trustees of each of the other trusts within the Fund Complex.

[4] Retired as of December 31, 2020.

Of the totals listed in the *Total Compensation from the Fund Complex* column above, the following amounts have been deferred:

James M. Concannon	$180,000
H. Jeffrey Dobbs	0
James D. Gressett	50,000
Joseph Harroz, Jr.	38,500
Glendon E. Johnson, Jr.	0
Sandra A.J. Lawrence	0
Frank J. Ross, Jr.	0
Michael G. Smith	0
Edward M. Tighe[1]	30,000

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[1] Retired as of December 31, 2020.

Neither Mr. Herrmann nor Mr. Sanders received compensation from any of the funds in the Fund Complex. The officers, as well as the Interested Trustees, are paid by IICO or its affiliates.

The Board has created an honorary position of Trustee Emeritus, whereby an incumbent trustee who had attained the age of 70 could elect to serve as a Trustee Emeritus. Alternatively, if a trustee was initially elected on or after May 31, 1993 to the Board or to the board of trustees of either Ivy VIP or the legacy WRA Funds (each, an "Other Trust"), or as a director of a fund to which an Other Trust was the successor, and had attained the age of 78, such trustee was required to resign his or her position as trustee and, unless he or she elected otherwise, serve as Trustee Emeritus. In either case, that trustee must have served as a trustee or director of the Trust or an Other Trust for at least five years, which need not have been consecutive. A Trustee Emeritus receives fees in recognition of his or her past services whether or not services are rendered in his or her Emeritus capacity, but he or she has no authority or responsibility with respect to the management of the Trust. The only Trustees currently eligible for the position of Trustee Emeritus are those Trustees who were Trustees of the Trust on December 31, 2016.

A Trustee Emeritus receives an annual fee in an amount equal to the annual retainer he or she was receiving at the time he or she resigned as a trustee or director. If a Trustee Emeritus was initially elected as a trustee or director to the Board of the Trust or an Other Trust before May 31, 1993, such annual fee is payable as long as the trustee or director holds Trustee Emeritus status, which may be for the remainder of his or her lifetime. However, if a Trustee Emeritus was initially elected as a trustee or director to the Board of the Trust or an Other Trust on or after May 31, 1993, such Trustee Emeritus receives such annual fee only for a period of three years commencing upon the date the Trustee began his or her emeritus service, or in an equivalent lump sum. A Trustee who takes the position of Trustee Emeritus after January 1, 2017, will only receive an annual fee in an amount equal to the annual retainer he or she received in 2016.

Each of Messrs. Jarold W. Boettcher, John A. Dillingham and Frederick Vogel III serves as a Trustee Emeritus. Mr. Vogel initially was elected to a board of directors of an Other Trust before May 31, 1993, and therefore he receives an amount equal to the annual retainer he was receiving at the time he resigned as a director for as long as he holds Trustee Emeritus status, which may be for the remainder of his lifetime. Each of the other Trustee Emeritus initially were elected after May 31, 1993, and each therefore receives an amount equal to the annual retainer he was receiving at the time he resigned as a trustee for three years commencing upon the date he became a Trustee Emeritus.

The fees paid to each Trustee Emeritus are allocated among the funds that were in existence at the time the Trustee elected Trustee Emeritus status, based on each fund's net assets at that time.

The following table shows the total fees paid, as well as the portion of those fees paid by the Trust to the current Trustee Emeritus, for the fiscal year ended December 31, 2020:

Director Emeritus	Compensation from the Trust	Total Compensation from the Fund Complex
Jarold W. Boettcher	$1,307	$200,000
John A. Dillingham...............................	987	170,000
Frederick Vogel III	708	78,500

IDI has contractually agreed to assume all Portfolio expenses other than the Distribution and Service Fees of each Portfolio. Accordingly, the actual Director Emeritus fees borne by the Trust for 2020 were $0.

Shares of a Portfolio may be purchased at NAV by current and former Trustees of the Trust (or former directors of any entity to which the Trust or a Portfolio is the successor), directors of any affiliated companies of the Trust, or of any affiliated entity of IDI, current and former employees of IDI and its affiliates, current and former financial advisors of Waddell & Reed and its affiliates and the spouse, children, parents, children's spouses and spouse's parents of each (including purchases into certain retirement plans and certain trusts for these individuals), and the employees of financial advisors of Waddell & Reed. For this purpose, child includes stepchild and parent includes stepparent. Commencing on October 31, 2019, the only former Trustees, employees and financial advisors that are eligible to purchase shares of a Portfolio at NAV are those purchasing into accounts that were established by such individuals prior to October 31, 2019. Such individuals are not eligible to purchase shares of a Portfolio at NAV into new accounts that are established after October 31, 2019. See *Purchase, Redemption and Pricing of Shares—Net Asset Value Purchases of Shares* for more information.

Codes of Ethics

The Trust, IICO and IDI have adopted Codes of Ethics under Rule 17j-1 under the 1940 Act that permits their respective trustees, directors, officers and employees to invest in securities, including securities that may be purchased or held by a Portfolio. Each Code of Ethics subjects covered personnel to certain restrictions that include prohibited activities, pre-clearance requirements and reporting obligations.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

The following table sets forth information with respect to the Portfolios, as of April 1, 2021, regarding the record or beneficial ownership of 5% or more of any Portfolio's shares. Shareholders who have the power to vote a large percentage of shares (at least 25% of the voting shares of a Portfolio) of a particular Portfolio can control the Portfolio and affect the outcome of a proxy vote or the direction of management of the Portfolio.

Portfolio Name	Ownership Type	Shareholder Name, City and State	% of Portfolio
InvestEd 90 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 80 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 70 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 60 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 50 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 40 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 30 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 20 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 10 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%
InvestEd 0 Portfolio	Record	Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund; Phoenix, AZ	100%

As of April 1, 2021, all of the Trustees and officers of the Trust, as a group, beneficially owned less than 1% of the outstanding shares of any Portfolio.

INVESTMENT ADVISORY AND OTHER SERVICES

The Management Agreement

The Trust, on behalf of each Portfolio, has entered into an Investment Management Agreement (Management Agreement) with IICO. Under the Management Agreement, IICO is employed to supervise the investments of the Portfolios and provide investment advice to the Portfolios. The Management Agreement obligates IICO to make investments for the account of each Portfolio in accordance with its best judgment and within the investment objective(s) and restrictions set forth in the Prospectus, this SAI, the 1940 Act and the provisions of the Code relating to regulated investment companies (RIC)s, subject to policy decisions adopted by the Board. IICO also determines the securities to be purchased or sold by each Portfolio and places the orders.

IICO is the parent company of IDI and is a wholly-owned subsidiary of WDR, a publicly-held company. The address of these companies is 6300 Lamar Avenue, Overland Park, Kansas 66202-4200.

The Management Agreement provides that it may be renewed year to year as to each Portfolio, provided that any such renewal has been specifically approved, at least annually, by (i) the Board, or by a vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Portfolio, and (ii) the vote of a majority of the Independent Trustees. The Management Agreement also provides that either party has the right to terminate it as to a Portfolio, without penalty, upon 60 days' written notice by the Trust to IICO and 120 days' written notice by IICO to the Trust, and that the Management Agreement automatically terminates in the event of its assignment (as defined in the 1940 Act). A discussion regarding the basis of the approval by the Board of the Management Agreement on behalf of each Portfolio is available in the Portfolios' Annual Report to Shareholders for the period ended December 31, 2020.

The Management Agreement permits IICO, or an affiliate of IICO, to enter into a separate agreement for transfer agency services (the Administrative and Shareholder Servicing Agreement) and a separate agreement for accounting services (the Accounting Services Agreement) with the Trust. The Management Agreement contains detailed provisions as to the matters to be considered by the Board prior to approving the Administrative and Shareholder Servicing Agreement or Accounting Services Agreement.

Administrative and Shareholder Services

Under the Administrative and Shareholder Servicing Agreement entered into between the Trust and WISC, WISC (or one of its agents) performs administrative and shareholder servicing functions, including the maintenance of shareholder accounts, the issuance, transfer and redemption of shares, distribution of dividends and payment of redemptions, the furnishing of related information to the Portfolios and the handling of shareholder inquiries. A new Administrative and Shareholder Servicing Agreement, or amendments to the existing one, may be approved by the Board without shareholder approval. WISC is located at 6300 Lamar Avenue, Overland Park, Kansas 66202-4200.

WISC also provides services related to the Ivy InvestEd Plan and shareholder servicing and transfer agency services to each of the affiliated underlying funds.

Accounting Services

Under the Accounting Services Agreement entered into between the Trust and WISC, for each Portfolio, WISC provides the Portfolio with bookkeeping and accounting services and assistance and other administrative services, including maintenance of Portfolio records, pricing of Portfolio shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. A new Accounting Services Agreement, or amendments to the existing one, may be approved by the Board without shareholder approval.

WISC provides similar bookkeeping and accounting services and assistance to each of the affiliated underlying funds.

Payments for Management, Accounting, Administrative and Shareholder Services

Management Fees

Effective May 1, 2005, the Portfolios' investment adviser contractually eliminated the management fee. Accordingly, for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, no Portfolio owed or paid management fees to IICO.

Under its Management Agreement, for its management services, each of the affiliated underlying funds pays IICO a fee as described in that underlying fund's prospectus.

Administrative and Shareholder Servicing Fee

Effective January 1, 2006, the fee payable to WISC under the Administrative and Shareholder Servicing Agreement was contractually eliminated. After that date, the Portfolios no longer pay any administrative and shareholder servicing fees to WISC (or any out-of-pocket expenses of WISC).

Under the Shareholder Servicing Agreement for Ivy Funds, with respect to Class N shares, each affiliated underlying fund pays WISC an amount payable on the first day of the month equal to 1/12 of 0.01 of 1% of the average daily net assets of Class N shares for the preceding month. Ivy Government Money Market Fund pays WISC a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month.

Accounting Services Fees

Effective January 1, 2006, WISC contractually eliminated all fees associated with the Accounting Services Agreement. Each affiliated underlying fund pays WISC a monthly fee shown in the following table, based on the average daily net assets during the prior month.

Average Daily Net Assets for the Month	Monthly Fee
$0 - $10 million	$ 0
$10 - $25 million	$ 958
$25 - $50 million	$ 1,925
$50 - $100 million	$ 2,958
$100 - $200 million	$ 4,033
$200 - $350 million	$ 5,267
$350 - $550 million	$ 6,875
$550 - $750 million	$ 8,025
$750 - $1.0 billion	$10,133
$1.0 billion and over	$12,375

In addition, for each class of shares in excess of one, each affiliated underlying fund pays WISC a monthly per-class fee equal to 2.5% of the monthly base fee.

Each affiliated underlying fund also pays a monthly fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets, with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until the affiliated underlying fund's assets are at least $10 million.

When investing in the affiliated underlying funds, each Portfolio invests its assets almost exclusively in the Class N shares of such Ivy Funds. These investments are made without the payment of any commission or other sales charge.

Distribution Services

Under the Distribution and Service Plan (the Plan) for each Portfolio's shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Portfolio may pay IDI a fee not to exceed 0.25% of the Portfolio's average annual net assets, paid daily, to compensate IDI for services, either directly or through others, in connection with the distribution of the Portfolio's shares and/or the provision of personal services to the Portfolio's shareholders and/or maintenance of the Portfolio's shareholder accounts.

Pursuant to the Underwriting Agreement entered into between IDI and the Trust, IDI offers the Portfolios' shares through the Ivy InvestEd Plan offered through broker-dealers, banks and other appropriate intermediaries. IDI will pay commissions and incentives to such intermediaries at or about the time of sale and will incur other expenses including costs for prospectuses, sales literature, advertisements, processing of orders and general overhead with respect to its efforts to distribute the Portfolios' shares. The Plan permits IDI to receive compensation for distribution activities through the distribution fee, subject to the limit contained in the Plan. The Plan also permits IDI to be compensated for such activities as: compensating, training and supporting registered financial advisors, sales managers and/or other appropriate personnel in providing personal services to shareholders of the applicable Portfolio and/or maintaining shareholder accounts; engaging in other activities useful in providing personal service to shareholders of the applicable Portfolio and/or maintenance of shareholder accounts; and its arrangements with broker-dealers who may regularly sell shares of the applicable Portfolio, and other third parties, for providing shareholder services and/or maintaining shareholder accounts with respect to Portfolio shares. Each Plan and the Underwriting Agreement contemplate that IDI may be compensated for these class-related distribution efforts through the distribution fee.

Parties may be paid continuing compensation based on the value of the shares held in Ivy InvestEd Plan accounts and IDI or its affiliate, as well as other parties also may provide services to investors through telephonic means and written communications.

The distribution fees are paid to compensate IDI for its services in the distribution of shares of a Portfolio, in connection with which IDI incurs various expenses, such as those relating to compensation, providing prospectuses and sales literature to prospective investors, advertising, sales processing, and home office sales management. The service fees are paid to compensate IDI for providing personal services to the particular Portfolio's shareholders and for the maintenance of shareholder accounts.

IDI served as the distributor of each Portfolio for the fiscal year ended December 31, 2020. The fees paid (or accrued) as service fees and distribution fees to IDI by each Portfolio under the Plan for the fiscal year ended December 31, 2020 are:

Portfolio	Distribution and Service Fees
InvestEd 0 Portfolio	$130,739
InvestEd 10 Portfolio	38,740
InvestEd 20 Portfolio	238,294
InvestEd 30 Portfolio	40,027
InvestEd 40 Portfolio	174,652
InvestEd 50 Portfolio	26,700
InvestEd 60 Portfolio	184,557
InvestEd 70 Portfolio	293,321
InvestEd 80 Portfolio	13,027
InvestEd 90 Portfolio	38,387

The only Trustees or interested persons, as defined in the 1940 Act, of the Trust who have a direct or indirect financial interest in the operation of a Plan are the officers and Trustees who also are officers of either IDI or its affiliate(s) or who are shareholders of Waddell & Reed Financial, Inc., the indirect parent company of IDI. Each Plan is anticipated to benefit the applicable Portfolio and its shareholders affected by the particular Plan through IDI's activities not only to distribute the affected shares of the Portfolio but also to provide personal services to shareholders of the affected class and thereby promote the maintenance of their accounts with the Portfolio. Each Portfolio anticipates that shareholders of a particular class may benefit to the extent that IDI's activities are successful in increasing the assets of that Portfolio class, through increased sales or reduced redemptions, or a combination of these, and reducing a shareholder's share of Portfolio and class expenses. Increased Portfolio assets also may provide greater resources with which to pursue the objective(s) of a Portfolio. Further, continuing sales of shares also may reduce the likelihood that it will be necessary to liquidate portfolio securities, in amounts or at times that may be disadvantageous to a Portfolio, to meet redemption demands. In addition, each Portfolio anticipates that the revenues from the Plans will provide IDI with greater resources to make the financial commitments necessary to continue to improve the quality and level of services to each Portfolio and its affected shareholders.

Each Plan and the Underwriting Agreement were approved by the Board, including the Trustees who are not interested persons of the Trust or of IDI and who have no direct or indirect financial interest in the operations of the Plans or any agreement referred to in the Plans (hereafter, the Independent Trustees).

Among other things, the Plan provides that (1) IDI will provide to the Trustees of the Trust at least quarterly, and the Trustees will review, a report of amounts expended under the Plan and the purposes for which such expenditures were made, (2) the Plan will continue in effect only so long as it is approved at least annually, and any material amendments thereto will be effective only if approved, by the Trustees including the Independent Trustees acting in person at a meeting called for that purpose, (3) payments by a Portfolio under the Plan may not be materially increased without the vote of the holders of a majority of the outstanding voting securities of each affected Portfolio, and (4) while the Plan remains in effect, the selection and nomination of the Trustees who are Independent Trustees will be committed to the discretion of the Independent Trustees.

Compensation to Broker-Dealers and Other Financial Intermediaries

Broker-dealers and other financial intermediaries may be paid continuing compensation based on the value of the shares held by investors to whom they are assigned to provide personal services, and IDI or its affiliate, as well as other parties also may provide services to investors through telephonic means and written communications. In addition to the dealer reallowance that may be applicable to share purchases, as described below and in the Prospectus, IDI or an affiliate may pay other broker-dealers a portion of the fees it receives under the respective Plan as well as other compensation in connection with the distribution of Portfolio shares, including: for the purchase of shares purchased at NAV, IDI (or its affiliate) may pay up to 1.00% of the net assets invested.

Sales Charges

Portfolio shares are subject to an initial sales charge when purchased, based on the amount of investment, according to the following table:

Size of Purchase	Sales Charge as Percent of Offering Price[1]	Sales Charge as Approx Percent of Amount Invested	Reallowance to Dealers as Percent of Offering Price
under $250,000	2.50%	2.56%	2.00%
$250,000 and over[2]	0.00%	0.00%	see below

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[1] Due to the rounding of the NAV and the offering price of a Portfolio to two decimal places, the actual sales charge percentage calculated on a particular purchase may be higher or lower than the percentage stated above.

[2] No sales charge is payable at the time of purchase on investments of $250,000 or more, although for such investments the Portfolio will impose a Contingent Deferred Sales Charge (CDSC) of 1.00% on certain redemptions made within 12 months of the purchase. The CDSC is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in NAV above the initial purchase price.

IDI may pay dealers up to 1.00% on investments made in shares with no initial sales charge, according to the following schedule:

1.00% - Sales of $250,000 to $3,999,999.99

0.50% - Sales of $4.0 million to $49,999,999.99

0.25% - Sales of $50.0 million or more

Custodial and Auditing Services

The Portfolios' custodian is The Bank of New York Mellon (BNYM), and its address is One Wall Street, New York, New York. In general, the custodian is responsible for holding the Portfolios' cash and securities. Deloitte & Touche LLP, located at 1100 Walnut Street, Suite 3300, Kansas City, Missouri, the Trusts' Independent Registered Public Accounting Firm for its most recent fiscal year, audited the financial statements and financial highlights of each Portfolio. The Board has selected PricewaterhouseCoopers LLP, located at 2001 Market Street, Philadelphia, PA 19103, to serve as the current Independent Registered Public Accounting Firm for the Portfolios.

PORTFOLIO MANAGERS

The following tables provide information, as of December 31, 2020, relating to the portfolio managers of the Portfolios:

F. Chace Brundige

	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Number of Accounts Managed	22*	0	0
Number of Accounts Managed with Performance-Based Advisory Fees . . .	0	0	0
Assets Managed (in millions)	$7,829.7	$0	$0
Assets Managed with Performance-Based Advisory Fees (in millions)	$ 0	$0	$0

_____

* For four of these accounts, Mr. Brundige is responsible for only a portion of the assets managed.

W. Jeffery Surles

	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Number of Accounts Managed	22*	0	0
Number of Accounts Managed with Performance-Based Advisory Fees . . .	0	0	0
Assets Managed (in millions)	$7,829.7	$0	$0
Assets Managed with Performance-Based Advisory Fees (in millions)	$ 0	$0	$0

_____

* For four of these accounts, Mr. Surles is responsible for only a portion of the assets managed.

Aaron D. Young

	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Number of Accounts Managed	19*	0	0
Number of Accounts Managed with Performance-Based Advisory Fees . . .	0	0	0
Assets Managed (in millions)	$3,427.1	$0	$0
Assets Managed with Performance-Based Advisory Fees (in millions)	$ 0	$0	$0

_____

* For three of these accounts, Mr. Young is responsible for only a portion of the assets managed.

Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or account, such as the following:

- The management of multiple funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each fund and/or other account. IICO seeks to manage such competing interests for the time and attention of portfolio managers by having a portfolio manager focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the funds.

- The portfolio manager might execute transactions for another fund or account that may adversely impact the value of securities held by the fund. Securities selected for funds or accounts other than the fund might outperform the securities selected for the fund. IICO seeks to manage this potential conflict by requiring all portfolio transactions to be allocated pursuant to IICO's Allocation Procedures.

80

IICO and the Trust have adopted certain compliance procedures, including the Code of Ethics, which are designed to address certain types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Compensation

IICO believes that integral to the retention of investment professionals are: a) a competitive base salary, that is commensurate with the individual's level of experience and responsibility. In its consideration of an employee's base salary, IICO reviews industry specific information regarding compensation in the investment management industry, including data regarding years of experience, asset style managed, etc. Executive management of IICO is responsible for setting the base salary and for its on-going review; b) an attractive bonus structure, summarized below; and c) eligibility for a stock incentive plan in shares of WDR that rewards teamwork (awards of equity-based compensation typically vest over time, so as to create an incentive to retain key talent). All portfolio managers are eligible for restricted stock awards and/or cash-settled restricted stock unit awards. If such awards are granted, they will vest over a period of four years, with the first vesting to take place either one or two years after the date of the award, depending on the type of award granted.

Portfolio managers can receive significant annual performance-based bonuses. The better the pre-tax performance of a portfolio relative to an appropriate benchmark, the more bonus compensation the manager can receive. The primary benchmark is the portfolio manager's percentile ranking against the performance of managers of the same investment style at other firms over one-year, three-year and five-year periods. The secondary benchmark is an index with an investment style substantially similar to that of the portfolio. Non-quantitative factors (which may include, but are not limited to, individual performance, risk management, teamwork, financial measures and consistency of contribution to the firm) also are considered. For truly exceptional results, bonuses can be multiples of base salary. In cases where portfolio managers have more than one portfolio to manage, all the portfolios of similar investment style are taken into account in determining bonuses. With limited exceptions, 30% of annual performance-based bonuses are deferred for a three-year period. During that time, the deferred portion of bonuses is deemed invested in one or more mutual funds managed by IICO, with a minimum of 50% of the deferred bonus required to be deemed invested in a mutual fund managed by the portfolio manager. In addition to the deferred portion of bonuses being deemed invested in mutual funds managed by IICO, WDR's 401(k) plan offers certain mutual funds managed by IICO as investment options. No compensation payable to portfolio managers is based upon the amount of the mutual fund assets under management.

Portfolio managers are eligible for the standard retirement benefits and health and welfare benefits available to all IICO employees.

Ownership of Securities

As of December 31, 2020, the dollar range of shares beneficially owned by each specified portfolio manager was:

Manager	Dollar Range of Shares Owned in InvestEd 90*	Dollar Range of Shares Owned in InvestEd 80*	Dollar Range of Shares Owned in InvestEd 70*	Dollar Range of Shares Owned in InvestEd 60*	Dollar Range of Shares Owned in InvestEd 50*
F. Chace Brundige.	$0	$0	$0	$0	$0
W. Jeffery Surles.	$0	$0	$0	$0	$0
Aaron D. Young	$0	$0	$0	$0	$0

Manager	Dollar Range of Shares Owned in InvestEd 40*	Dollar Range of Shares Owned in InvestEd 30*	Dollar Range of Shares Owned in InvestEd 20*	Dollar Range of Shares Owned in InvestEd 10*	Dollar Range of Shares Owned in InvestEd 0*	Dollar Range of Shares Owned the Fund Complex
F. Chace Brundige .	$0	$0	$0	$0	$0	over $1,000,000
W. Jeffery Surles . . .	$0	$0	$0	$0	$0	over $1,000,000
Aaron D. Young . . .	$0	$0	$0	$0	$0	$0

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* The Portfolio's shares are available for purchase only through Ivy InvestEd Plan accounts established under the Arizona Family College Savings Program.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Each Portfolio will purchase and sell the principal portion of its securities, as well as the shares of the affiliated underlying funds, without commission or other sales charges. To the extent that a Portfolio purchases or sells U.S. Government securities or short-term commercial paper, such transactions may be directly with issuers, underwriters, dealers or banks. Purchases from underwriters may include a commission or concession paid by the issuer to the underwriter. Purchases from dealers will include the spread between the bid and the asked prices. Otherwise, transactions in securities other than those for which an exchange is the primary market generally are effected with dealers acting as principals or market makers.

The individuals who manage the Portfolios and affiliated underlying funds may manage other advisory accounts with similar investment objectives. It can be anticipated that a portfolio manager frequently, yet not always, will place concurrent orders for all or most accounts for which the portfolio manager has responsibility or IICO otherwise may combine orders for a Portfolio and/or affiliated underlying fund with those of other Portfolios, other funds within the Fund Complex or other accounts for which it has investment discretion, including accounts affiliated with IICO. IICO, at its discretion, may aggregate such orders. Under current written procedures, transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each fund or advisory account, except where the combined order is not filled completely. In this case, for a transaction not involving an IPO, IICO ordinarily will allocate the transaction *pro rata* based on the orders placed, subject to certain variances provided for in the written procedures.

For a partially filled IPO order, subject to certain variances specified in the written procedures, IICO generally allocates the shares *pro rata* among the included funds and/or advisory accounts based on the total assets of each account, subject to adjustments for *de minimis* allocations and round lots. Funds/accounts with investment strategies and policies that make an IPO more appropriate for those accounts may receive greater allocations compared to accounts for which the IPO is less suitable. An amount otherwise allocable to a participating account based on a *pro rata* allocation may be reduced or eliminated to accommodate the account's cash availability, position limitations and investment restrictions. In such cases, the shares that would otherwise have been allocated to such accounts shall be reallocated to the remaining accounts in accordance with the written procedures. In all cases, IICO seeks to implement its allocation procedures to achieve a fair and equitable allocation of securities among its portfolios/funds and other advisory accounts.

Sharing in large transactions could affect the price a Portfolio pays or receives or the amount it buys or sells. Additionally, a better negotiated commission may be available through combined orders.

The following table sets forth the brokerage commissions paid by each of the Portfolios during the past three fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018. These figures do not include principal transactions or spreads or commissions on principal transactions, that is, those in which a Portfolio sells securities to a broker-dealer firm or buys from a broker-dealer firm securities owned by it.

	2020	2019	2018
InvestEd 0 Portfolio	$ 0	$ 0	$ 0
InvestEd 10 Portfolio	29	N/A	N/A
InvestEd 20 Portfolio	73	0	0
InvestEd 30 Portfolio	109	N/A	N/A
InvestEd 40 Portfolio	157	0	0
InvestEd 50 Portfolio	98	N/A	N/A
InvestEd 60 Portfolio	362	0	0
InvestEd 70 Portfolio	604	0	0
InvestEd 80 Portfolio	99	N/A	N/A
InvestEd 90 Portfolio	73	0	0
Total	$1,604	$ 0	$ 0

The next table shows the transactions, other than principal transactions, which were directed to broker-dealers who provided research services as well as execution and the brokerage commissions paid during the fiscal year ended December 31, 2020 for each of the Portfolios. These transactions were allocated to these broker-dealers by the internal allocation procedures described above.

	Amount of Transactions	Brokerage Commissions
InvestEd 0 Portfolio	$ 0	$ 0
InvestEd 10 Portfolio	0	0
InvestEd 20 Portfolio	0	0
InvestEd 30 Portfolio	0	0
InvestEd 40 Portfolio	0	0
InvestEd 50 Portfolio	0	0
InvestEd 60 Portfolio	275,517	112
InvestEd 70 Portfolio	235,552	100
InvestEd 80 Portfolio	0	0
InvestEd 90 Portfolio	0	0
Total	$511,069	$212

PROXY VOTING POLICY FOR IICO

The affiliated underlying funds have delegated all proxy voting responsibilities to IICO. IICO has established guidelines that reflect what it believes are desirable principles of corporate governance.

Listed below are several reoccurring issues and IICO's corresponding positions.

Board of Directors Issues:

IICO generally supports proposals requiring that a majority of the board of directors consist of outside, or independent, directors.

IICO generally votes against proposals to limit or eliminate liability for monetary damages for violating the duty of care.

IICO generally votes against indemnification proposals that would expand coverage to more serious acts such as negligence, willful or intentional misconduct, derivation of improper personal benefit, absence of good faith, reckless disregard for duty, and unexcused pattern of inattention. The success of a corporation in attracting and retaining qualified directors and officers, in the best interest of shareholders, is partially dependent on its ability to provide some satisfactory level of protection from personal financial risk. IICO will support such protection so long as it does not exceed reasonable standards.

IICO generally votes against proposals requiring the provision for cumulative voting in the election of directors as cumulative voting may allow a minority group of shareholders to cause the election of one or more directors.

Corporate Governance Issues:

IICO generally supports proposals to ratify the appointment of independent accountants/auditors unless reasons exist which cause it to vote against the appointment.

IICO generally votes against proposals to restrict or prohibit the right of shareholders to call special meetings.

IICO generally votes against proposals which include a provision to require a supermajority vote to amend any charter or bylaw provision, or to approve mergers or other significant business combinations.

IICO generally votes for proposals to authorize an increase in the number of authorized shares of common stock.

IICO generally votes against proposals for the adoption of a Shareholder Rights Plan (sometimes referred to as "Purchase Rights Plan"). It believes that anti-takeover proposals generally are not in the best interest of shareholders. Such a Plan gives the board of directors virtual veto power over acquisition offers which may well offer material benefits to shareholders.

Executive/Employee Issues:

IICO generally will vote for proposals to establish an Employee Stock Ownership Plan (ESOP) as long as the size of the ESOP is reasonably limited.

Political Activity:

IICO generally will vote against proposals requiring the publication of reports on political activity or contributions made by political action committees (PACs) sponsored or supported by the corporation. PAC contributions generally are made with funds contributed voluntarily by employees, and provide positive individual participation in the political process of a democratic society. In addition, federal law and most state laws require full disclosure of political contributions made by PACs. This is public information and available to all interested parties. Requiring reports in newspaper publications results in added expense without commensurate benefit to shareholders.

Conflicts of Interest Between IICO and InvestEd Portfolios:

IICO will follow the procedures established below to ensure that its proxy voting decisions are based on the best interests of the affiliated underlying funds and are not the product of a material conflict.

(1) **Identifying Conflicts of Interest:** IICO will evaluate the nature of its relationships to assess which, if any, might place its interests, as well as those of its affiliates, in conflict with those of an underlying fund's shareholders on a proxy voting matter. IICO will review the following three general categories with respect to any proxy voting matter to determine if there is a potential conflict:

- **Business Relationships** – IICO will review any business relationships for a material conflict where IICO provides investment advisory services for a company or an employee group, manages pension assets, administers employee benefit plans, leases office space from a company, or provides brokerage, underwriting, insurance, banking or consulting services to a company or if it (or an affiliate) is actively soliciting any such business from a company; or if IICO has determined that IICO (or an affiliate) otherwise has a similar significant relationship with a third party.

- **Personal Relationships** – IICO will review any personal relationships where it (or an affiliate) has a known personal relationship with the issuer's management or other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships to determine if a material conflict exists.

- **Familial Relationships** – IICO will review any family relationships where it (or an affiliate) has a known familial relationship relating to a company (e.g., a spouse or other relative who serves as a director of a public company or is employed by the company) to determine if a material conflict exists. Any person with knowledge of a potential conflict of interest of IICO (or an affiliate) for a particular item shall disclose that conflict to the Director of Research of IICO. Any person with a known potential conflict of interest for a particular item shall disclose that conflict to the Director of Research and otherwise remove himself or herself from the proxy voting process with respect to that item. IICO or the Director of Research also will review all known relationships of portfolio managers and senior management for potential conflicts. IICO will designate an individual or committee to review all proxies to be voted by IICO on behalf of the underlying funds and identify any potential conflicts of interest on an ongoing basis.

(2) **Determining "Material Conflicts":** IICO will review each relationship identified as having a potential conflict based on the individual facts and circumstances. For purposes of this review, IICO will determine materiality based on the reasonable likelihood that the relationship, in the particular context, could be viewed as important by the average shareholder.

(3) **Procedures to Address Material Conflicts:** IICO will use one or more of the following methods to vote proxies that have been determined to present a "Material Conflict."

- **Use a Proxy Voting Service for Specific Proposals** – As a primary means of voting material conflicts, IICO will vote in accordance with the recommendation of an independent proxy voting service (Institutional Shareholder Services (ISS) or another independent third party if a recommendation from ISS is unavailable).

- **Use a Predetermined Voting Policy** – If no directives are provided by an independent proxy voting service, IICO may vote material conflicts pursuant to the pre-determined Proxy Voting Policies, established therein, should such subject matter fall sufficiently within the identified subject matter.

   If the issue involves a material conflict and IICO uses this method, IICO will not be permitted to vary from the established voting policies established therein.

- **Seek Board Guidance** – Finally, if the Material Conflict does not fall within one of the situations referenced above, IICO may seek guidance from the Board on voting the proxy for such matters. Under this method, IICO will disclose the nature of the conflict to the Board (or a committee of the Board consisting primarily of disinterested directors and to whom authority to direct proxy voting has been delegated) and obtain the Board's consent or direction to vote the proxies.

Echo Voting:

Each Portfolio is a fund of funds that invests primarily in a combination of other funds, the majority of which are managed by the Investment Manager (affiliated underlying funds). The Board has adopted proxy voting policies to govern the voting of proxies received by each Portfolio with respect to its investments in affiliated underlying funds. If an affiliated underlying fund has a shareholder meeting, a Portfolio, if possible, will vote its interests in the affiliated underlying fund in the same proportion as the votes cast by all of the other shareholders of the affiliated underlying fund. This is known as "echo voting" and is designed to avoid potential conflicts of interest.

PROXY VOTING RECORD

Each Portfolio is required to file with the SEC its complete proxy voting record for the 12-month period ending June 30, by no later than August 31 of each year. Information regarding how the proxies for each Portfolio then in existence relating to its portfolio securities were voted during the most recent 12-month period ended June 30, 2020, is available without charge at www.ivyinvestments.com, and on the SEC's website at http://www.sec.gov.

The Shares of the Portfolios

The shares of a Portfolio represent an interest in that Portfolio's securities and other assets and in its profits or losses. Each fractional share has the same rights, in proportion, as a full share of that class of that Portfolio. Shares are fully paid and non-assessable when purchased.

The Trust does not hold annual meetings of shareholders; however, certain significant corporate matters, such as the approval of a new investment advisory agreement or a change in a fundamental investment policy, which require shareholder approval, will be presented to shareholders at a meeting called by the Board for such purpose.

Special meetings of shareholders may be called for any purpose upon receipt by the Trust of a request in writing signed by shareholders owning not less than 25% of the aggregate number of votes to which shareholders are entitled at such meeting, as provided in the Amended and Restated Declaration of Trust and Amended and Restated Bylaws of the Trust. There normally will be no meeting of the shareholders for the purpose of electing Trustees until such time as less than a majority of Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. To the extent that Section 16(c) of the 1940 Act applies to a Portfolio, the Trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee when requested in writing to do so by the shareholders owning at least 10% of the aggregate number of votes to which shareholders of that Portfolio are entitled, as provided in the Amended and Restated Declaration of Trust and Amended and Restated Bylaws of the Trust.

Each shareholder of the Trust is entitled to one vote for each dollar of NAV of a Portfolio owned by the shareholder. On certain matters such as the election of Trustees, all shares of the Portfolios vote together as a single class. On other matters affecting a particular Portfolio, the shares of that Portfolio vote together as a separate class, such as with respect to a change in an investment restriction of a particular Portfolio, except that as to matters for which a separate vote of a class is required by the 1940 Act or which affects the interests of one or more particular classes, the affected shareholders vote as a separate class. In voting on a Management Agreement, approval by the shareholders of a Portfolio is effective as to that Portfolio whether or not enough votes are received from the shareholders of any of the other Portfolios to approve the Management Agreement for the other Portfolios.

PURCHASE, REDEMPTION AND PRICING OF SHARES

Purchase of Shares

Minimum Initial and Subsequent Investments

Initial investments must be at least $250 (per Portfolio) with the exceptions described in this paragraph. A minimum initial investment described in the Prospectus pertains to certain exchanges into a Portfolio from another fund. A $150 minimum initial investment pertains to accounts for which an investor has arranged, at the time of initial investment, to make subsequent purchases for the account by having regular monthly withdrawals of $50 or more made from a bank account. Regular investments also may be made through payroll deductions. Except with respect to the maximum account balance limit (as described in the Prospectus), certain exchanges and automatic withdrawals from a bank account, a shareholder may make subsequent investments of any amount.

Reduced Sales Charges

Lower sales charges on the purchase of shares are available by:

- **Rights of Accumulation:** combining the value of additional purchases of shares of any of the funds within the Ivy Funds and/or the InvestEd Portfolios with (i) the NAV of shares already allocable to your Ivy InvestEd Plan account or in an account eligible for grouping with your account (see *Account Grouping* below) and (ii) the NAV of any class of shares of any of the funds within the Ivy Funds directly held in any Managed Allocation Portfolio (MAP) or Strategic Portfolio Allocation (SPA) program through Waddell & Reed. To be entitled to rights of accumulation, you must inform WISC that you are entitled to a reduced sales charge and provide WISC with the name and number of the existing account(s) with which your purchase may be combined. The reduced sales charge is applicable only to the new purchase. It is not retroactive to shares already allocable to your account or in an account eligible for grouping with your account. Your accumulated holdings will be calculated as the higher of (a) the current value of your existing holdings or (b) the amount you invested (including reinvested dividends and other distributions, but excluding capital appreciation) less any withdrawals.

- **Letter of Intent:** grouping all purchases of the funds referenced above, made during a thirteen-month period pursuant to a Letter of Intent (LOI). By signing an LOI, which is available from WISC, you indicate an intention to invest, over a thirteen-month period, a dollar amount sufficient to qualify for a reduced sales charge. In determining the amount which you must invest in order to qualify for a reduced sales charge under the LOI, your shares already allocable to the same account in which the purchase is being made or in any account eligible for grouping with that account, as described in *Account Grouping* below, and your shares of any of the funds within the Ivy Funds directly held in any MAP or SPA program through Waddell & Reed, will be included. For purposes of fulfilling the dollar amount required to be invested pursuant to your LOI, all such investments must be initiated prior to the expiration of the thirteen-month period, and will qualify under your LOI, even if the assets are received after the expiration of the thirteen-month period (such as a rollover or transfer from another institution). You must notify WISC if a rollover or transfer from another institution is pending upon the termination of the thirteen-month LOI period. In any event, such assets must be received by WISC no later than 90 days after the initiation date of the rollover or transfer. It is the responsibility of the investor and/or the dealer of record to advise WISC about the LOI when placing purchase orders during the LOI period. You may need to provide appropriate documentation to WISC to evidence the initiation date of the rollover or transfer. Purchases made during the 30 calendar days prior to receipt by WISC of a properly completed LOI will be considered for purposes of determining whether a shareholder has satisfied the LOI. If IDI reimburses the sales charge for purchases prior to WISC's receipt of an LOI, the thirteen-month LOI period will be deemed to have commenced on the date of the earliest purchase within the 30 calendar days prior to receipt by WISC of the LOI.

  When an LOI is established, shares valued at 5% of the intended investment are held in escrow. Escrowed shares will be released from escrow once the terms of the LOI are satisfied. If the amount invested during the thirteen-month LOI period is less than the amount specified by the LOI, the LOI will terminate and the applicable sales charge specified in the Prospectus will be charged as if the LOI had not been executed, and such sales charge will be collected by the redemption of escrowed shares equal in value to such sales charge. Any redemption you request during the thirteen-month LOI period will be taken first from non-escrowed shares. Any request you make that will require redemption of escrowed shares will result in termination of the LOI, and the applicable sales charge specified in the Prospectus will be collected by the redemption of escrowed shares. Any escrowed shares not needed to pay the applicable sales charge will be available for redemption by you.

  Purchases of shares of any of the funds within the Ivy Funds and/or the InvestEd Portfolios will be considered for purposes of meeting the terms of an LOI, except as set forth herein. Investments in mutual funds other than those described in the preceding sentence and in insurance products offered by Waddell & Reed will not be considered for purposes of meeting the terms of an LOI.

- **Account Grouping:** grouping purchases by certain related persons. For the purpose of taking advantage of the lower sales charges available for large purchases, a purchase of shares in Ivy InvestEd plan account may be grouped with the current account value of purchased Class A, Class B, Class C and/or Class E shares in any other account that you may own, with your shares of any of the funds within the Ivy Funds directly held in any MAP or SPA program through Waddell & Reed, or in accounts of household members of your immediate family (spouse and children under 21). Please note that grouping is allowed only for a) accounts of the owner that have the same address or Social Security or other taxpayer identification number, and b) accounts of immediate family members living (or maintaining a permanent address) in the same household as the owner; however, you also may group purchases made by you and your immediate family in: business accounts controlled by you or your immediate family (*e.g.*, you own the entire business); partnerships for which you or a member of your immediate family is the controlling partner; trust accounts established by you or your immediate family or trust accounts for which you or a member of your immediate family is a beneficiary; minor-owned accounts for which you serve as custodian or guardian; and/or accounts of endowments or foundations established and controlled by you or your immediate family. For purposes of account grouping, an individual's legally-recognized domestic partner who has the same address may be treated as his or her spouse.

With respect to purchases under retirement plans:

1. All purchases of shares made under an employee benefit plan described in Section 401(a) of the Code, including a 401(k) plan (Qualified Plan), that is maintained by an employer and all plans of any one employer or affiliated employers also will be grouped. All Qualified Plans of an employer who is a franchisor and those of its franchisee(s) also may be grouped.

2. All purchases of shares made under a simplified employee pension plan (SEP individual retirement account (IRA)), Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (SIMPLE IRA), or similar arrangement adopted by an employer or affiliated employers may be grouped, if grouping is elected by the employer when the plan is established. Alternatively, the employer may elect that purchases made by individual employees under such plan also be grouped with the other accounts of the individual employees. If evidence of either election is not received by WISC, purchases will be grouped at the plan level.

3. All purchases of shares made by you or your spouse for (a) your respective IRAs or salary reduction plan accounts under Section 457(b) or Section 403(b) of the Code may be grouped, provided that such purchases are subject to a sales charge (if your purchase qualifies for NAV eligibility pursuant to these sections, you may not group that purchase) or (b) your respective employee benefit plan accounts under Section 401(a) of the Code, including a 401(k) plan, may be grouped, provided that you and your spouse are the only participants in the plan.

In order for an eligible purchase to be grouped, you must advise WISC at the time the purchase is made that it is eligible for grouping and identify the accounts with which it may be grouped.

Shares of Ivy Government Money Market Fund are not eligible for either Rights of Accumulation or LOI privileges, unless such shares have been acquired by exchange for Class A shares on which a sales charge was paid, or as a dividend or other distribution on such acquired shares.

If you are investing $250,000 or more, either as a lump sum or through one of the sales charge reduction features described above, you may be eligible to buy shares allocable to your Ivy InvestEd Plan account without a sales charge. However, you may be charged a CDSC of 1.00% on any shares purchased without a sales charge that you sell within the first 12 months of owning them. This CDSC may be waived under certain circumstances, as noted in the Prospectus. Your financial advisor or a WISC representative can answer your questions and help you determine if you are eligible.

Large Purchases

Reduced sales charges apply to large purchases of any shares of the Trust for Ivy InvestEd Plan accounts and of the Class A and Class E shares (if applicable) of any of the funds within the Ivy Funds subject to a sales charge. A purchase of Class A or E shares in any of the funds within the Ivy Funds subject to a sales charge will be treated as an investment in a Portfolio in determining the applicable sales charge. For these purposes, Class A or E shares of Ivy Government Money Market Fund that were acquired by exchange of another fund within the Ivy Funds in Class A or Class E shares on which a sales charge was paid, plus the shares paid as dividends on those acquired shares, also are taken into account.

Net Asset Value (NAV) Purchases of Shares

Shares of a Portfolio may be purchased at NAV by current and former Trustees of the Trust (or former directors or trustees of any entity to which the Trust or a Portfolio is the successor), directors of any affiliated companies of the Trust, or of any affiliated entity of IDI, current and former employees of IDI and its affiliates, current and former financial advisors of Waddell & Reed and its affiliates, and the spouse, children, parents, children's spouses and spouse's parents of each (including purchases into certain retirement plans and certain trusts for these individuals), and the employees of financial advisors of Waddell & Reed. Commencing on October 31, 2019, the only former Trustees, employees and financial advisors that are eligible to purchase shares of a Portfolio at NAV are those purchasing into accounts that were established by such individuals prior to October 31, 2019. Such individuals are not eligible to purchase shares of a Portfolio at NAV into new accounts that are established after October 31, 2019.

For this purpose, child includes stepchild, parent includes stepparent and an individual's legally-recognized domestic partner who has the same address may be treated as his or her spouse. Trusts under which the grantor and the trustee or a co-trustee are each an eligible purchaser also are eligible for NAV purchases of Portfolio shares. A custodian under UGMA or UTMA purchasing for the child or grandchild of any employee or financial advisor may purchase shares at NAV whether or not the custodian himself is an eligible purchaser.

Shares of a Portfolio may be purchased at NAV for Ivy InvestEd Plan accounts once in a calendar year (subject to applicable regulations) if the purchase is made with the proceeds of the redemption of shares of a Portfolio which is within InvestEd Portfolios. The reinvestment must be made into the same Portfolio and account from which it had been redeemed and the purchase is made within 60 days of such redemption (minimum investment amounts may apply). Purchases made pursuant to the Automatic Investment Service (AIS), payroll deduction and regularly scheduled contributions made by employers on behalf of its employees are not eligible for purchases at NAV under this policy.

Shares also may be issued at NAV for Ivy InvestEd Plan accounts in a merger, acquisition or exchange offer made pursuant to a plan of reorganization to which the Trust or a Portfolio is a party.

Shares of a Portfolio may be purchased at NAV for Ivy InvestEd Plan accounts owned by sales representatives and their immediate family members (spouse, children, parents, children's spouses and spouse's parents) associated with unaffiliated third party broker-dealers with which IDI has entered into selling agreements.

Shares of a Portfolio may be purchased at NAV for Ivy InvestEd Plan accounts owned by certain clients investing through certain investment advisers and broker-dealers in fee-based brokerage or advisory accounts, wrap accounts and asset allocation programs that charge asset-based fees.

Purchases of shares may be made at NAV for Ivy InvestEd Plan accounts owned by participants in an employer sponsored payroll deduction plan having 100 or more eligible employees, and the shares are purchased through payroll deduction.

Purchases of shares may be made at NAV by investors transferring their 529 Plan accounts from the Arizona Family College Savings Program sponsored by Securities Management and Research, Inc. (SM&R) to the Ivy InvestEd Plan due to the closing of the SM&R-sponsored 529 Plan. Additionally, if an investor established their SM&R-sponsored 529 Plans directly through SM&R rather than through a financial intermediary and qualified for NAV pricing through SM&R, such investor may purchase additional shares, at NAV, into their transferred Ivy InvestEd Plan accounts.

Shares purchased through reinvestment of dividends and capital gains distributions, when purchasing shares of the same Portfolio, are not charged a sales load and are purchased at NAV.

Reasons for Differences in the Public Offering Price of Shares

As described herein and in the Prospectus, there are a number of instances in which a Portfolio's shares are sold or issued on a basis other than at the maximum public offering price, that is, the NAV plus the highest sales charge. Some of these instances relate to lower or eliminated sales charges for larger purchases of shares, whether made at one time or over a period of time as under an LOI or Rights of Accumulation. See the table of breakpoints in sales charges in the Prospectus and in this SAI. The reasons for these quantity discounts are, in general, that (1) they are traditional and have long been permitted in the industry and are therefore necessary to meet competition as to sales of shares of other funds having such discounts, (2) certain quantity discounts are required by rules of the Financial Industry Regulatory Authority, Inc. (FINRA) (as is elimination of sales charges on the reinvestment of dividends and other distributions), and (3) they are designed to avoid an unduly large dollar amount of sales charge on substantial purchases in view of reduced selling expenses. Quantity discounts are made available to certain related persons for reasons of family unity and to provide a benefit to tax-exempt plans and organizations.

In general, the reasons for the other instances in which there are reduced or eliminated sales charges for shares are as follows. Exchanges at NAV are permitted because a sales charge has already been paid on the shares exchanged, except that exchanges from Class A or Class E shares from Ivy Government Money Market Fund are subject to any sales charge applicable to the Ivy Fund being exchanged into, unless the Ivy Government Money Market Fund shares were previously acquired by an exchange from Class A or Class E shares of another Ivy Fund for which a sales charge was already paid. Sales of shares without a sales charge are permitted to Ivy InvestEd Plan accounts owned by Trustees, officers of the Trust and certain others due to reduced or eliminated selling expenses and since such sales may aid in the development of a sound employee organization, encourage responsibility and interest in the Trust and an identification with its aims and policies. Limited reinvestments of redemptions of shares at no sales charge are permitted to attempt to protect against mistaken or not fully informed redemption decisions. Shares may be issued at no sales charge in plans of reorganization due to reduced or eliminated sales expenses and since, in some cases, such issuance is exempted by the 1940 Act from the otherwise applicable requirements as to sales charges. Shares may be sold without a sales charge to Ivy InvestEd Plan accounts owned by persons who have an existing relationship with IDI (or any of its affiliates), as well as to Ivy InvestEd Plan accounts owned by persons who purchase such shares through certain advisory programs, due to reduced selling expenses incurred by IDI. Reduced or eliminated sales charges also may be used for certain short-term promotional activities by IDI, its affiliates or other third parties. In no case in which there is a reduced or eliminated sales charge are the interests of existing shareholders adversely affected since, in each case, each Portfolio receives the NAV per share of all shares sold or issued.

Redemptions

The Prospectus gives information as to redemption procedures. Redemption payments are made within 7 days from receipt of a request in good order, as described in the Prospectus, unless delayed because of emergency conditions as determined by the SEC, when the New York Stock Exchange (NYSE) is closed other than for weekends or holidays, or when trading on the NYSE is restricted. Payment is made in cash.

Flexible Withdrawal Service for Trust Shareholders

You may arrange to receive through the Flexible Withdrawal Service (Service) regular monthly, quarterly, semiannual or annual payments by redeeming on an ongoing basis shares that you own of any of the Portfolios. It would be a disadvantage to an investor to make additional purchases of shares while the Service is in effect because it would result in duplication of sales charges. Certain shares to which the CDSC otherwise applies, that are redeemed under the Service are not subject to a CDSC provided the amount withdrawn does not exceed, annually, 12% of the account value. Applicable forms to start the Service are available through WISC.

The maximum amount of the withdrawal for monthly, quarterly, semiannual and annual withdrawals is 1%, 3%, 6% and 12%, respectively, of the value of your account at the time the Service is established. As noted above, the withdrawal proceeds are not subject to the CDSC, but only within these percentage limitations. The minimum withdrawal is $50. The Service, and this exclusion from the CDSC, do not apply to a one-time withdrawal outside of the Service.

You can choose to have shares redeemed to receive:

1. A monthly, quarterly, semiannual or annual payment of $50 or more;

2. A monthly payment, which will change each month, equal to one-twelfth of a percentage of the value of the shares in the Account; (you select the percentage); or

3. A monthly or quarterly payment which will change each month or quarter, by redeeming a number of shares fixed by you (at least five shares).

The Service is subject to the following conditions:

1. Withdrawal must be used for the benefit of the named Designated Beneficiary on the account.

2.   Withdrawal must be used for "qualified higher education expenses" (as defined in the Code).

Shares may be redeemed on any business day. Payments are made within 5 days of the redemption.

The dividends and other distributions on shares of a class you have made available for the Service are paid in additional shares of that class. All payments under the Service are made by redeeming shares, which may result in a gain or loss for tax purposes. To the extent that payments exceed dividends and other distributions, the number of shares you own will decrease. When all of the shares in an account are redeemed, you will not receive any further payments. Thus, the payments are not an annuity, an income or a return on your investment. You may, at any time, change the manner in which you have chosen to have the shares redeemed to any of the other choices originally available to you. You may, at any time, redeem part or all of the shares in your account; if you redeem all of the shares, the Service is terminated. The Trust also can terminate the Service by notifying you in writing.

Abandoned Property

It is the responsibility of the shareholder to ensure that WISC maintains a correct address for the shareholder's account(s). An incorrect address may cause a shareholder's account statements and other mailings to be returned to WISC. If WISC is unable to locate the shareholder, then it will determine whether the shareholder's account has legally been abandoned. WISC is legally obligated to escheat (or transfer) abandoned property to the appropriate state's unclaimed property administrator in accordance with statutory requirements. The shareholder's last known address of record determines which state has jurisdiction. If your account has no shareholder-initiated activity for a period of time, determined by each state, WISC may be required to transfer the shares to a state under the state's abandoned property law, subject to potential federal or state withholding taxes.

Reinvestment Privilege

Each Portfolio offers a reinvestment privilege that allows you to reinvest once each calendar year without charge all or part of any amount of shares you redeem from the Portfolio (subject to applicable regulations) by sending to the Portfolio the amount you wish to reinvest. The amount you return will be reinvested in shares of that Portfolio at the NAV next calculated after the Portfolio receives the returned amount. Your written request to reinvest and the amount to be reinvested must be received within 60 calendar days after your redemption request was received in good order, and the Portfolio must be offering shares of the Portfolio at the time your reinvestment request is received (minimum investment amounts will apply). You can do this only once each calendar year as to shares of a Portfolio. The reinvestment must be made into the same Portfolio and account from which it had been redeemed. The reinvestment will be treated as a new contribution.

This privilege may be eliminated or modified at any time without prior notice to shareholders. Purchases made pursuant to the Automatic Investment Service (AIS), payroll deduction and regularly scheduled contributions made by an employer on behalf of its employees are not eligible for purchases at NAV under this policy.

Determination of Offering Price

The NAV of the shares of a Portfolio is the value of the Portfolio, less the Portfolio's liabilities, divided by the total number of outstanding shares of that Portfolio.

Shares of the Portfolios are sold at their next determined NAV plus the sales charge described in the Prospectus. Effective September 1, 2020, sales charges are paid to IDI, the Trust's Distributor. Prior to that date, sales charges were paid to Waddell & Reed, the Trust's former distributor and an affiliate of IDI. The price makeup for each of the InvestEd Portfolios as of December 31, 2020, which is the date of the most recent balance sheet for the Portfolios and which is incorporated into this SAI by reference, was as follows:

InvestEd 90 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$11.36
Add: selling commission (2.50% of offering price).....................................	0.29
Maximum offering price per share (NAV divided by 97.50%)............................	$11.65

InvestEd 80 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$10.83
Add: selling commission (2.50% of offering price).....................................	0.28
Maximum offering price per share (NAV divided by 97.50%)............................	$11.11

InvestEd 70 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$12.40
Add: selling commission (2.50% of offering price).....................................	0.32
Maximum offering price per share (NAV divided by 97.50%)............................	$12.72

InvestEd 60 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$11.12
Add: selling commission (2.50% of offering price).....................................	0.29
Maximum offering price per share (NAV divided by 97.50%)............................	$11.41

InvestEd 50 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$10.53
Add: selling commission (2.50% of offering price).....................................	0.27
Maximum offering price per share (NAV divided by 97.50%)............................	$10.80

InvestEd 40 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$11.90
Add: selling commission (2.50% of offering price).....................................	0.31
Maximum offering price per share (NAV divided by 97.50%)............................	$12.21

InvestEd 30 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$10.33
Add: selling commission (2.50% of offering price).....................................	0.26
Maximum offering price per share (NAV divided by 97.50%)............................	$10.59

InvestEd 20 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$10.73
Add: selling commission (2.50% of offering price).....................................	0.28
Maximum offering price per share (NAV divided by 97.50%)............................	$11.01

InvestEd 10 Portfolio

NAV per share (net assets divided by shares outstanding)...............................	$10.12
Add: selling commission (2.50% of offering price).....................................	0.26
Maximum offering price per share (NAV divided by 97.50%)............................	$10.38

NAV per share (net assets divided by shares outstanding).	$10.41
Add: selling commission (2.50% of offering price)	0.27
Maximum offering price per share (NAV divided by 97.50%)	$10.68

The offering price of a Portfolio share is its NAV next calculated following acceptance of a purchase request, in good order, plus the sales charge described in the Prospectus, as more fully set forth in the Prospectus. Therefore, if your order is received in proper form by WISC or an authorized third party before 4:00 PM Eastern Time on a day in which the NYSE is open, you generally should receive that day's offering price. If your order is received in proper form by WISC or an authorized third party after 4:00 PM Eastern Time, you will receive the offering price as calculated as of the close of business of the NYSE on the next business day. The number of shares you receive for your purchase depends on the next offering price after WISC, or an authorized third party, receives and accepts your order. You will be sent a confirmation after your purchase (except for automatic transactions) which will indicate how many shares you have purchased.

WISC need not accept any purchase order, and it or a Portfolio may determine to discontinue offering shares for purchase.

The NAV and offering price per share of a Portfolio ordinarily are computed once on each day that the NYSE is open for trading as of the close of the regular session of the NYSE, and the NAV of an underlying fund's shares is ordinarily computed once on each day that the NYSE is open for trading as of the later of the close of the regular session of the NYSE, 4:00 PM Eastern Time, or the close of the regular session of any other securities or commodities exchange on which an option or futures contract held by an underlying fund is traded. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that the NYSE will not be open on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, it is possible that the NYSE may close on other days. Since each Portfolio invests the majority of its assets in shares of affiliated underlying funds within the Ivy Funds, the Portfolio's NAV will be affected by changes in the respective NAVs of its affiliated underlying fund(s).

The NAV per share of a Portfolio, as well as that of each underlying fund, (other than Ivy Government Money Market Fund) likely will change every business day, since typically the value of the assets and the number of shares outstanding change every business day. Ivy Government Money Market Fund is designed so that the value of each share of each class of the Fund (the NAV per share) will remain fixed at $1.00 per share, except under extraordinary circumstances, although there is no assurance that the fund will be successful in meeting this objective.

Valuation — General

Listed securities generally are valued at their closing price on the principal securities exchange on which the security is traded. Certain foreign exchanges may continue to trade after the close of the NYSE; in such cases, prices for securities primarily traded on these exchanges will be taken at the close of the NYSE.

Stocks ordinarily are valued by the primary pricing service as set forth in the Portfolios' Valuation Procedures. If a price from the primary pricing service is not available, the next pricing service will be utilized in the order set forth in the Valuation Procedures. In the event a price is not available from any of the approved pricing services, a price will be sought from an exchange.

Fixed-income securities, including bonds, foreign bonds, convertible bonds, government securities and mortgage-backed securities ordinarily are valued at the bid price provided by the primary pricing service as set forth in the Valuation Procedures, while municipal bonds are valued at the mean price. Loans also are valued at the bid price provided by the primary pricing service as set forth in the Valuation Procedures. If a price from the primary pricing service is not available, the next pricing service will be utilized in the order set forth in the Valuation Procedures. In the event a price is not available from any of the approved pricing services set forth in the Valuation Procedures, a price will be sought from a broker-dealer. In the event no pricing service price is available and no broker-dealer quote is available, or in the case where a price is available from a pricing service but deemed unreliable, the Valuation Committee will fair value the security pursuant to the Valuation Procedures.

Listed options contracts and OTC options ordinarily are valued, as of the valuation time, at the mean of the bid and ask price as provided by the primary pricing service set forth in the Valuation Procedures. If a price from the primary pricing service is not available, the next pricing service will be utilized in the order set forth in the Valuation Procedures. In the event a price for listed or OTC options is not available from any of the approved pricing services listed in the Valuation Procedures, a price is sought from a broker-dealer. In the event a price is not available from any approved pricing service or from a broker-dealer, the Valuation Committee will fair value the option pursuant to the Valuation Procedures.

Futures contracts will be valued at the settlement price as provided by the primary pricing service set forth in the Valuation Procedures. In the event a price is not available from the primary pricing service, the next pricing service will be utilized in the order set forth in the Valuation Procedures. In the event a price is not available from any of the approved pricing services listed in the Valuation Procedures, a price will be sought from an exchange.

Swaps, including but not limited to credit default swaps and interest rate swaps, are valued at the price provided by the primary pricing service set forth in the Valuation Procedures. In the event a price is not available from the primary pricing service, the next pricing service will be utilized in the order set forth in the Valuation Procedures. If a price is not available from any of the approved pricing services set forth in the Valuation Procedures, a price will be sought from a broker-dealer. If a price is available from a pricing service but deemed unreliable based on variance checks conducted by IICO's Fund Accounting department, the Valuation Committee will fair value the security pursuant to the Valuation Procedures.

Foreign currency exchange rates ordinarily are provided by the primary pricing service set forth in the Valuation Procedures. In the event a foreign currency exchange rate is not available from the primary pricing service, the next pricing service will be utilized in the order set forth in the Valuation Procedures. In the event a foreign currency exchange rate is not available from any of the approved pricing services set forth in the Valuation Procedures, or in the event any foreign currency exchange rate is deemed inaccurate by the Valuation Committee, a bid and offer will be sought from one or more broker-dealers. The mean of the bid(s) and offer(s) will be used to calculate the applicable foreign currency exchange rate.

Precious metals will be valued at the last traded spot price for the appropriate metal by the primary pricing service immediately prior to the Valuation Time set forth in the Valuation Procedures. If a spot price is not available from the primary pricing service, the next pricing service will be utilized in the order set forth in the Valuation Procedures.

When an affiliated underlying fund believes a reported market price for a security does not reflect the amount the underlying fund would receive on a current sale of that security, the affiliated underlying fund may substitute for the market price a fair-value determination made according to procedures approved by the Board. An affiliated underlying fund also may use these procedures to value certain types of illiquid securities. Fair value pricing generally will be used by an affiliated underlying fund if the exchange on which a portfolio security is traded closes early or if trading in a particular security is halted during the day and does not resume prior to the time the affiliated underlying fund's NAV is calculated.

An affiliated underlying fund also may use these methods to value securities that trade in a foreign market if a significant event that appears likely to materially affect the value of foreign investments or foreign currency exchange rates occurs between the time that foreign market closes and the time the NYSE closes. An affiliated underlying fund that invests a portion of its assets in foreign securities also may be susceptible to a time zone arbitrage strategy in which shareholders attempt to take advantage of underlying fund share prices that may not reflect developments in foreign securities markets that occurred after the close of such market but prior to the pricing of fund shares. In that case, such investments or exchange rates may be valued at their fair values as determined according to the procedures approved by the Board. Significant events include, but are not limited to, (1) events impacting a single issuer, (2) governmental actions that affect securities in one sector, country or region, (3) natural disasters or armed conflicts affecting a country or region, and (4) significant U.S. or foreign market fluctuation.

The affiliated underlying funds have retained certain third-party pricing services (together, the Service) to assist in valuing foreign securities and other foreign investments (collectively, foreign securities) held in an affiliated underlying fund's portfolio. The Service conducts a screening process to indicate the degree of confidence, based on historical data, that the closing price in the principal market where a foreign security trades is not the current market value as of the close of the NYSE. For foreign securities where WISC, in accordance with procedures adopted by the Board, believes, at the approved degree of confidence, that the price is not reflective of current market price, WISC may use the indication of fair value from the Service to determine the fair value of the foreign security. The Service, the methodology or the degree of certainty may change from time to time. The Board regularly reviews, and WISC regularly monitors and reports to the Board, the Service's pricing of an affiliated underlying fund's foreign securities, as applicable.

Fair valuation has the effect of updating security prices to reflect market value based on, among other things, the recognition of a significant event — thus potentially alleviating arbitrage opportunities with respect to affiliated underlying fund shares. Another effect of fair valuation is that an affiliated underlying fund's NAV will be subject, in part, to the judgment of the Board or its designee instead of being determined directly by market prices. When fair value pricing is applied, the prices of securities used by an affiliated underlying fund to calculate its NAV may differ from quoted or published prices for the same securities, and therefore, a shareholder purchasing or redeeming shares on a particular day might pay or receive more or less than would be the case if a security were valued differently. It also may affect all shareholders in that if affiliated underlying fund assets were paid out differently due to fair value pricing, all shareholders will be impacted incrementally. There is no assurance, however, that fair value pricing will more accurately reflect the value of a security on a particular day than the market price of such security on that day or that it will prevent or alleviate the impact of market timing activities. For a description of market timing activities, please see *Market Timing Policy* in the Prospectus.

Valuation — Ivy Government Money Market Fund (the "Fund" for purposes of this section)

Ivy Government Money Market Fund operates under Rule 2a-7, which permits it to value its portfolio securities on the basis of amortized cost, provided it meets certain conditions. The amortized cost method of valuation is accomplished by valuing a security at its cost and thereafter assuming a constant amortization rate to maturity of any discount or premium, and does not reflect the impact of fluctuating interest rates on the market value of the security. This method does not take into account unrealized gains or losses.

While the amortized cost method provides some degree of certainty in valuation, there may be periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument. During periods of declining interest rates, the daily yield on the Fund's shares may tend to be higher than a like computation made by a fund with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio instruments and changing its dividends based on these changing prices. Thus, if the use of amortized cost by the Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Fund's shares would be able to obtain a somewhat higher yield than would result from investment in such a fund, and existing investors in the Fund's shares would receive less investment income. The converse would apply in a period of rising interest rates.

Under Rule 2a-7, the fund's board of trustees has established procedures designed to stabilize, to the extent reasonably possible, the Fund's price per share as computed for the purpose of sales and redemptions at $1.00. Those procedures include review of the Fund's portfolio holdings by the fund's board of trustees at such intervals as it may deem appropriate and at such intervals as are reasonable in light of current market conditions to determine whether the Fund's NAV calculated by using available market quotations or an appropriate substitute that reflects current market conditions (market valuation) deviates from the per share value based on amortized cost.

Under Rule 2a-7, if the extent of any deviation between the NAV per share based upon available market valuation and the NAV per share based on amortized cost exceeds one-half of 1%, the fund's board of trustees must promptly consider what action, if any, will be initiated. When the fund's board of trustees believes that the extent of any deviation may result in material dilution or other unfair results to investors or existing shareholders, it is required to take such action as it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or unfair results. Such actions could include the sale of portfolio securities prior to maturity to realize capital gains or losses or to shorten average portfolio maturity, withholding dividends or distributions from capital or net realized capital gains (if any), redemptions of shares in kind, establishing a NAV per share using available market quotations, or suspending redemption of Ivy Government Money Market Fund's shares and liquidating the Fund.

TAXATION OF THE PORTFOLIOS

Each Portfolio is treated as a separate corporation for federal tax purposes. Each Portfolio has qualified since its inception for treatment as a RIC under the Code, and each intends to continue to qualify for that treatment so that it is relieved of federal income tax on that part of its investment company taxable income (consisting generally of net taxable investment income, the excess of net short-term capital gain over net long-term capital loss, and net gains and losses from certain foreign currency transactions, all determined without regard to any deduction for dividends paid) and net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss) that it distributes to its shareholders. To continue to qualify for treatment as a RIC, a Portfolio must distribute to its shareholders for each taxable year at least 90% of the sum of its investment company taxable income and 90% of its net tax-exempt income, if any, including, for purposes of satisfying this distribution requirement, certain distributions made by the Portfolio after the close of its taxable year that are treated as made during such taxable year. For each Portfolio, these requirements include the following:

(1)   the Portfolio must derive at least 90% of its gross income each taxable year from (a) dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income (including gains from options, futures contracts, or forward currency contracts) derived with respect to its business of investing in securities or those currencies (collectively, Qualifying Income) and (b) net income from an interest in a QPTP (Income Requirement); and

(2)   at the close of each quarter of the Portfolio's taxable year, (a) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities that are limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Portfolio's total assets and that does not represent more than 10% of the issuer's outstanding voting securities (equity securities of QPTPs being considered voting securities for these purposes) (50% Diversification Requirement), and (b) not more than 25% of the value of its total assets may be invested in (i) the securities (other than U.S. government securities or the securities of other RICs) of any one issuer, (ii) the securities (other than securities of other RICs) of two or more issuers the Portfolio controls that are determined to be engaged in the same, similar, or related trades or businesses, or (iii) the securities of one or more QPTPs (collectively, RIC Diversification Requirements).

The gains that an affiliated underlying fund derives from investments in options or futures contracts on gold that are made for the purpose of hedging the affiliated underlying fund's investment in securities of companies in the businesses of mining, processing, producing, exploring for, refining, or selling gold generally constitute Qualifying Income. However, direct investments by an affiliated underlying fund in precious metals, structured notes linked to precious metals or options or futures contracts on precious metals made for non-hedging purposes would have adverse tax consequences for the affiliated underlying fund and its shareholders if it either (1) derived more than 10% of its gross income in any taxable year from the disposition of such metals, notes, options, and futures contracts and from other non-Qualifying Income and thus failed to satisfy the Income Requirement or (2) held such metals, notes, options, and futures contracts in such quantities that it failed to satisfy the 50% Diversification Requirement. Each affiliated underlying fund that invests in such metals, notes, options or futures contracts intends to manage or continue to manage its holdings thereof so as to avoid failing to satisfy those requirements for these reasons.

A Portfolio will be able to cure a failure to satisfy any of the Income and RIC Diversification Requirements under the RIC Modernization Act of 2010 (the Modernization Provisions) as long as the failure "is due to reasonable cause and not due to willful neglect" and the Portfolio pays a deductible tax calculated in accordance with those provisions and meets certain other requirements.

If any Portfolio failed to qualify for treatment as a RIC for any taxable year and was unable, or determined not to, avail itself of the Modernization Provisions, then for federal tax purposes, it would be taxed as an ordinary corporation on the full amount of its taxable income for that year (even if it distributed that income to its shareholders). In addition, the shareholders would treat all those distributions, including distributions of net capital gain, as taxable dividends to the extent of the Fund's earnings and profits, taxable as ordinary income, except as follows: (i) for individual and certain other noncorporate shareholders (each, a "noncorporate shareholder"), the part of such dividends that is "qualified dividend income" (as defined below under Shareholder Tax Considerations) would be subject to federal income tax at the rates for net capital gain — a maximum of 15%, or 20% for noncorporate shareholders with taxable income exceeding certain thresholds (which are adjusted for inflation annually); and (ii) all or part of those dividends would be eligible for the dividends-received deduction available to corporations under certain circumstances. In addition, the Portfolio could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for RIC treatment.

Dividends and other distributions a Portfolio declares in October, November, and/or December of any year that are payable to its shareholders of record on a date in such a month are deemed to have been paid by the Portfolio and received by the shareholders on December 31 if the Portfolio pays them during the following January. Accordingly, those dividends and other distributions (except for exempt-interest dividends, as described below) will be taxed to the shareholders for the year in which that December 31 falls.

Each Portfolio invests the majority of its assets in shares of affiliated underlying funds that are series of the Ivy Funds. Each Portfolio also may invest in shares of ETFs unaffiliated with the Ivy Funds, as well as in U.S. government securities, commercial paper and other short-term corporate obligations and money market instruments. Accordingly, a Portfolio's income will consist of dividends and other distributions it receives from the underlying funds in which it invests, net gains it realizes from the disposition of those funds' shares and other securities, and interest it earns. If an underlying fund qualifies for tax treatment as a RIC, then: (1) dividends paid to a Portfolio from the underlying fund's investment company taxable income will be taxable to the Portfolio as ordinary income to the extent of the underlying fund's earnings and profits, and (2) distributions paid to a Portfolio from the underlying fund's net capital gain will be taxable to the Portfolio as long-term capital gain, regardless of how long the Portfolio has held the underlying fund's shares. If a Portfolio qualifies for treatment as a RIC, these tax consequences will have little impact, because, as noted in the Prospectus, each Portfolio intends to distribute substantially all its net investment income and net capital gains each taxable year and thus will pay no Federal income tax on the dividends, other distributions and gains it receives and realizes and distributes.

Each Portfolio will be subject to a nondeductible 4% federal excise tax (Excise Tax) to the extent it fails to distribute, by the end of any calendar year, substantially all of its ordinary (taxable) income for that year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts. For these purposes, a Portfolio may defer into the next taxable year any capital loss incurred between November 1 and the end of the current taxable year, as well as certain late year ordinary losses incurred between January 1 and the end of the current taxable year. It is the policy of each Portfolio, and the Portfolios understand that it is the policy of each underlying fund, to pay sufficient dividends and other distributions each year to avoid imposition of the Excise Tax.

A fund of funds generally will not be able to currently offset gains realized by one underlying fund in which the fund of funds invests against losses realized by another underlying fund. If shares of an underlying fund are purchased within 30 days before or after redeeming at a loss other shares of that underlying fund (whether pursuant to a rebalancing of the Portfolio's portfolio or otherwise), all or a part of the loss will not be deductible by the Portfolio and instead will increase its basis for the newly-purchased shares.

More information about the tax issues concerning the investments of each underlying fund are set forth in the underlying fund's registration statement.

UNDERWRITER

IDI, located at 6300 Lamar Avenue, Overland Park, Kansas 66202-4200, acts as principal underwriter and distributor of the Trust's shares pursuant to an underwriting agreement entered into between IDI and the Trust (the Underwriting Agreement). The Underwriting Agreement requires IDI to use its best efforts to sell the shares of the Portfolios but is not exclusive, and permits and recognizes that IDI also distributes shares of other investment companies and other securities. Portfolio shares are sold on a continuous basis. IDI is not required to sell any particular number of shares, and sells shares only for purchase orders received. Under this agreement, IDI pays the costs of sales literature, including the costs of shareholder reports used as sales literature.

IDI became the principal underwriter and distributor for the Trust effective September 1, 2020. Prior to that date, Waddell & Reed, located at 6300 Lamar Avenue, Overland Park, Kansas 66202-4200, served as the Trust's principal underwriter and distributor, pursuant to an underwriting agreement that was materially similar to the Underwriting Agreement with the Trust. Therefore, information in the tables below pertaining to periods prior to September 1, 2020, reflect payments to Waddell & Reed.

The dollar amounts of underwriting commissions for the shares of each Portfolio then in existence for the past three fiscal years were:

	December 31, 2020	December 31, 2019	December 31, 2018
InvestEd 0 Portfolio ..	$14,019	$19,307	$ 18,570
InvestEd 10 Portfolio*	6,378	N/A	N/A
InvestEd 20 Portfolio .	37,700	52,415	55,455
InvestEd 30 Portfolio*	8,473	N/A	N/A
InvestEd 40 Portfolio .	34,569	46,091	55,274
InvestEd 50 Portfolio*	8,919	N/A	N/A
InvestEd 60 Portfolio .	44,760	57,771	60,351
InvestEd 70 Portfolio .	75,973	97,092	116,252
InvestEd 80 Portfolio*	8,387	N/A	N/A
InvestEd 90 Portfolio .	42,916	75,821	67,223

* InvestEd 10 Portfolio, InvestEd 30 Portfolio, InvestEd 50 Portfolio and InvestEd 80 Portfolio commenced operations on September 1, 2020.

The dollar amounts retained by the distributor for each Portfolio then in existence for the past three fiscal years were:

	December 31, 2020	December 31, 2019	December 31, 2018
InvestEd 0 Portfolio ..	$3,118	$ 8,505	$ 9,071
InvestEd 10 Portfolio*	1,815	N/A	N/A
InvestEd 20 Portfolio .	4,141	17,446	19,612
InvestEd 30 Portfolio*	1,681	N/A	N/A
InvestEd 40 Portfolio .	1,620	10,954	16,193
InvestEd 50 Portfolio*	1,423	N/A	N/A
InvestEd 60 Portfolio .	2,472	12,902	14,911
InvestEd 70 Portfolio .	4,016	25,197	30,644
InvestEd 80 Portfolio*	1,232	N/A	N/A
InvestEd 90 Portfolio .	2,775	22,490	21,523

* InvestEd 10 Portfolio, InvestEd 30 Portfolio, InvestEd 50 Portfolio and InvestEd 80 Portfolio commenced operations on September 1, 2020.

FINANCIAL STATEMENTS

The audited Financial Statements and Financial Highlights of each of the Portfolios, including notes thereto, and the report of Deloitte & Touche LLP, the Portfolios' Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2020, are incorporated herein by reference. They are contained in the Portfolios' Annual Report to Shareholders, dated December 31, 2020, which is available upon request. The Board has selected PricewaterhouseCoopers LLP, located at 2001 Market Street, Philadelphia, PA 19103, to serve as the current Independent Registered Public Accounting Firm for the Portfolios.

PORTFOLIO HOLDINGS DISCLOSURE

Portfolio holdings may be found at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Trust's Form N-PORT. These holdings also may be viewed on the SEC's website at http://www.sec.gov.

The complete schedule of portfolio holdings for each of the underlying funds, for the first and third quarters of each underlying fund's respective fiscal year also will be filed with the SEC as an exhibit to the underlying fund's Form N-PORT. The Form N-PORT for each affiliated underlying fund may be obtained as listed above.

Information concerning Ivy Government Money Market Fund's portfolio holdings as of the last business day or subsequent calendar day of the preceding month is posted at www.ivyinvestments.com, five business days after the end of each month, and remains posted on the website for at least six months thereafter. In addition, information concerning Ivy Government Money Market Fund's portfolio holdings is filed on a monthly basis with the SEC on Form N-MFP.

APPENDIX A

The following are descriptions of some of the ratings of securities in which a Portfolio and/or affiliated underlying fund may invest. IICO also may use ratings provided by other NRSROs in determining the eligibility of securities for the Portfolios.

Description of Bond Ratings

S&P Global Ratings, a division of S&P Global, Inc. (S&P). An S&P corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The debt rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform any audit in connection with any ratings and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

A brief description of the applicable S&P rating symbols and their meanings follow:

AAA — An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA — An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A — An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB — An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB; B; CCC; CC; and C — Obligations rated 'BB', 'B', 'CCC', 'CC' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations likely will have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB — An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B — An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions likely will impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC — An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC — An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but S&P expects default to be a virtual certainty, regardless of the anticipated time to default.

C — An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D — An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the due date, unless S&P believes that such payments will be made within 5 business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

NR — This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody's Investors Service, Inc. (Moody's). A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa — Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa — Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A — Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa — Bonds which are rated Baa are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Note: Bonds within the above categories which possess the strongest investment attributes are designated by the symbol 1 following the rating.

Ba — Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B — Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa — Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca — Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues often are in default or have other marked shortcomings.

C — Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Description of Preferred Stock Ratings

S&P. An S&P preferred stock rating is an assessment of the capacity and willingness of an issuer to pay preferred stock dividends and any applicable sinking fund obligations. A preferred stock rating differs from a bond rating inasmuch as it is assigned to an equity issue, which issue is intrinsically different from, and subordinated to, a debt issue. Therefore, to reflect this difference, the preferred stock rating symbol normally will not be higher than the debt rating symbol assigned to, or that would be assigned to, the senior debt of the same issuer.

The preferred stock ratings are based on the following considerations:

1. Likelihood of payment — capacity and willingness of the issuer to meet the timely payment of preferred stock dividends and any applicable sinking fund requirements in accordance with the terms of the obligation;

2. Nature of, and provisions of, the issue;

3. Relative position of the issue in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

AAA — This is the highest rating that may be assigned by S&P to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA — A preferred stock issue rated AA also qualifies as a high-quality fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A — An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB — An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the 'A' category.

BB, B, CCC — Preferred stock rated BB, B, and CCC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While such issues likely will have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC — The rating CC is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

C — A preferred stock rated C is a non-paying issue.

D — A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

NR — This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

Plus (+) or minus (-) — To provide more detailed indications of preferred stock quality, the rating from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A preferred stock rating is not a recommendation to purchase, sell, or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to S&P by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Moody's. Because of the fundamental differences between preferred stocks and bonds, a variation of Moody's familiar bond rating symbols is used in the quality ranking of preferred stocks. The symbols are designed to avoid comparison with bond quality in absolute terms. It should always be borne in mind that preferred stock occupies a junior position to bonds within a particular capital structure and that these securities are rated within the universe of preferred stocks.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each rating classification; the modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Preferred stock rating symbols and their definitions are as follows:

aaa — An issue which is rated aaa is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

aa — An issue which is rated aa is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance the earnings and asset protection will remain relatively well-maintained in the foreseeable future.

a — An issue which is rated a is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater than in the aaa and aa classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

baa — An issue which is rated baa is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

ba — An issue which is rated ba is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

b — An issue which is rated b generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

caa — An issue which is rated caa is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.

ca — An issue which is rated ca is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.

c — This is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Description of Note Ratings

S&P. An S&P note rating reflects the liquidity factors and market access risks unique to notes. Notes maturing in 3 years or less likely will receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

1. Amortization schedule (the larger the final maturity relative to other maturities, the more likely the issue is to be treated as a note).

2. Source of Payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.)

The note rating symbols and definitions are as follows:

SP-1 Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics are given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 Speculative capacity to pay principal and interest.

Moody's. Moody's Short-Term Loan Ratings — Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade (MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing, while various factors of major importance in bond risk are of lesser importance over the short run. Rating symbols and their meanings follow:

MIG 1 — This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2 — This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

MIG 3 — This designation denotes favorable quality. All security elements are accounted for but this is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

MIG 4 — This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

Description of Commercial Paper Ratings

S&P. An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. Ratings are graded into several categories, ranging from A-1 for the highest quality obligations to D for the lowest. Issuers rated A are further referred to by use of numbers 1, 2 and 3 to indicate the relative degree of safety. Issues assigned an A rating (the highest rating) are regarded as having the greatest capacity for timely payment. An A-1 designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation. An A-2 rating indicates that capacity for timely payment is satisfactory; however, the relative degree of safety is not as high as for issues designated A-1. Issues rated A-3 have adequate capacity for timely payment; however, they are more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations. Issues rated B are regarded as having only speculative capacity for timely payment. A C rating is assigned to short-term debt obligations with a doubtful capacity for payment. Debt rated D is in payment default, which occurs when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Moody's. Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of one year. Moody's employs the designations of Prime 1, Prime 2 and Prime 3, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers. Issuers rated Prime 1 have a superior capacity for repayment of short-term promissory obligations and repayment capacity normally will be evidenced by (1) leading market positions in well-established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures with moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well established access to a range of financial markets and assured sources of alternate liquidity. Issuers rated Prime 2 also have a strong capacity for repayment of short-term debt. Earnings trends and coverage ratios, while sound, will be more subject to variation; capitalization characteristics, while still appropriate, may be more affected by external conditions; and ample alternate liquidity is maintained. Issuers rated Prime 3 have an acceptable capacity for repayment of short-term debt. The effect of industry characteristics and market composition may be more pronounced; variability in earnings and profitability may result in changes in the level of debt protection measurements and requirement for relatively high financial leverage; and adequate alternate liquidity is maintained.

Description of Short-Term Credit Ratings

Fitch Ratings — National Short-term Credit Ratings:

F1(xxx) — Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Under the agency's National Rating scale, this rating is assigned to the lowest default risk relative to others in the same country. Where the liquidity profile is particularly strong, a "+" is added to the assigned rating.

F2(xxx) — Indicates a good capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, the margin of safety is not as great as in the case of the higher ratings.

F3(xxx) — Indicates an adequate capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, such capacity is more susceptible to near-term adverse changes than for financial commitments in higher rated categories.

B(xxx) — Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Such capacity is highly susceptible to near-term adverse changes in financial and economic conditions.

C(xxx) — Indicates a highly uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

RD(xxx) — Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

D(xxx) — Indicates actual or imminent payment default.

Notes to Long-Term and Short-Term National Ratings:

The ISO International Country Code is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.

"+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' Long-Term National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.